File No. 811-2781

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM N-14
           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 X
                          Pre-Effective Amendment No.
                          Post-Effective Amendment No.
                        (Check appropriate box or boxes)

                             TEMPLETON FUNDS, INC.
               (Exact Name of Registrant as Specified in Charter)

                                 (800) 237-0738
                        (Area Code and Telephone Number)

               700 Central Avenue, St. Petersburg, FL 33701-3628
                    (Address of Principal Executive Offices
                     Number, Street, City, State, Zip Code)

                          Thomas M. Mistele, Secretary
                               700 Central Avenue
                         St. Petersburg, FL 33701-3628
                    (Name and Address of Agent for Service,
                     Number, Street, City, State, Zip Code)

                                   Copies to:

                            Mark H. Plafker, Esquire
                     Stradley, Ronon, Stevens & Young, LLP
                            2600 One Commerce Square
                             Philadelphia, PA 19103

         Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective under the Securities Act of 1933.

         CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933



No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940. A Rule 24f-2 Notice for the Registrant's fiscal year ended August 31, 1995 was filed on October 30, 1995.

It is proposed that this filing will become effective on February 11, 1996, pursuant to Rule 488.

                             TEMPLETON FUNDS, INC.

                             CROSS REFERENCE SHEET
                       (Pursuant to Rule 481(a) under the
                            Securities Act of 1933)


N-14 Item No. and Caption                            Location in Prospectus

PART A

1.       Beginning of Registration Statement and       Cover Page of Registration Statement; Front
         Outside Front Cover Page of Prospectus        Cover Page of Prospectus

2.       Beginning and Outside Back Cover Page         Table of Contents
         of Prospectus

3.       Fee Table, Synopsis Information and Risk      Summary; Risk Factors
         Factors

4.       Information About the Transaction             Smmary; Reasons for the Transaction;
                                                       Information About the Transaction

5.       Information About the Registrant              Prospectus Cover Page; Summary; Comparison of
                                                       Investment Policies and Risks; Information About
                                                       the Foreign Fund

6.       Information About the Company Being           Prospectus Cover Page; Comparison of
           Acquired                                    Investment Policies and Risks; Information About
                                                       the International Fund

7.       Voting Information                            Prospectus Cover Page; Notice of Special
                                                       Meeting of Shareholders; Solicitation and
                                                       Revocation of Proxies and Voting Information.

8.       Interest of Certain Persons and Experts       None

9.       Additional Information Required for           Not Applicable
         Reoffering by Persons Deemed to be
         Underwriters







                                                        -2-




N-14 Item No. and Caption                            Location in Prospectus

PART B

10.      Cover Page                                    Cover Page of Statement of Additional
                                                       Information

11.      Table of Contents                             Not Applicable

12.      Additional Information about the              Incorporation of Documents by Reference in the
         Registrant                                    Statement of Additional Information



13.      Additional Information about the Company      Incorporation of Documents by Reference in the
         being Acquired                                Statement of Additional Information



14.      Financial Statements                          Incorporation of Documents by Reference in the
                                                       Statement of Additional Information








PART C - OTHER INFORMATION

Part C contains the information required by Items 15-17 under the items set forth in the form.

Dear Shareholder:

                  Enclosed is a Notice of Meeting for a Special Shareholders Meeting which has been called for May 3, 1996 at 10:00 a.m. Pacific time, at our principal office at 777 Mariners Island Boulevard, San Mateo, California 94404. The accompanying Proxy Statement/Prospectus details a proposal being presented for your consideration and requests your prompt attention and vote via the enclosed proxy card.

                   PLEASE TAKE A MOMENT TO FILL OUT, SIGN AND
                        RETURN THE ENCLOSED PROXY CARD!

                  This meeting is critically important as you are being asked to consider and approve an Agreement and Plan of Reorganization which would result in an exchange of shares in your fund for those of a comparable fund managed by Templeton Global Advisors Ltd. called the Templeton Foreign Fund (the "Foreign Fund"), which is a series of Templeton Funds, Inc. ("Templeton Funds"). On the date of the exchange, you will receive shares of the Templeton Foreign Fund-Class I class of the Foreign Fund (the "Foreign Class") equal in value to your investment in the Franklin International Equity Fund series (the "International Fund") of Franklin Templeton International Trust (formerly known as "Franklin International Trust" and hereinafter referred to as "International Trust").

                  The transaction is being proposed because the projected growth in assets of the International Fund was not sufficient to continue to offer a fund with competitive performance and high quality service to shareholders over the long term. The Foreign Fund has the same investment objective and substantially similar investment policies as the International Fund. In addition, it possesses the operating economies of scale which allow shareholders to enjoy a relatively low cost investment program while receiving a high level of service and communications.

                  Please take the time to review this document and vote now! To ensure that your vote is counted, indicate your position on the enclosed proxy card. Sign and return your card promptly. If you determine at a later date that you wish to attend this meeting, you may revoke your proxy and vote in person.

                  Thank you for your attention to this matter.

                                   Sincerely,



                               Deborah R. Gatzek
                                   Secretary

                                PRELIMINARY COPY

                    FRANKLIN TEMPLETON INTERNATIONAL TRUST -
                       FRANKLIN INTERNATIONAL EQUITY FUND
                         777 Mariners Island Boulevard
                          San Mateo, California 94404

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                           To Be Held on May 3, 1996

To the Shareholders:

                  NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of the Franklin International Equity Fund series (the "International Fund") of Franklin Templeton International Trust (formerly known as "Franklin International Trust" and hereinafter referred to as "International Trust"), will be held at International Trust's offices which are located at 777 Mariners Island Boulevard, San Mateo, California 94404 on May 3, 1996 at 10:00 a.m., Pacific time, for the following reasons:

                  1. To approve or disapprove an Agreement and Plan of Reorganization ("Agreement and Plan") between International Trust on behalf of the International Fund and Templeton Funds, Inc. ("Templeton Funds") on behalf of its Templeton Foreign Fund series (the "Foreign Fund") that provides for the acquisition of substantially all of the assets of the Foreign Fund in exchange for shares of the Templeton Foreign Fund-Class I class of shares (the "Foreign Class") of the Templeton Fund, the distribution of such shares to the shareholders of the International Fund, and the liquidation and dissolution of the International Fund.

                  2. To vote upon any other business as may properly come before the Special Meeting or any adjournment thereof.

                  The transaction contemplated by the Agreement and Plan is described in the attached Prospectus/Proxy Statement. A copy of the Agreement and Plan is attached as Exhibit A thereto.

                  Shareholders of record as of the close of business on February 7, 1996, are entitled to notice of, and to vote at, the Special Meeting or any adjournment thereof.

                               By Order of the Board of Trustees,

                               Deborah R. Gatzek
                               Secretary

February 19, 1996


                  IF YOU ATTEND THE MEETING, YOU MAY VOTE YOUR SHARES IN PERSON. IF YOU DO NOT EXPECT TO ATTEND THE MEETING, THE BOARD OF TRUSTEES URGES YOU TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD(S) IN THE ENCLOSED POSTAGE-PAID RETURN ENVELOPE. IT IS IMPORTANT THAT YOU RETURN YOUR SIGNED PROXY PROMPTLY SO THAT A QUORUM MAY BE ENSURED.

                    Combined Proxy Statement and Prospectus


                               TABLE OF CONTENTS

COVER PAGE

SUMMARY PAGe

     Proposed Transaction                                             Cover
     Solicitation and Revocation of Proxies and
      Voting Information
     Tax Consequences
COMPARISONS OF SOME IMPORTANT FEATURES
         Investment Objectives and Policies
         Management of Templeton Funds and
                  International Trust
         Fees and Expenses
         Distribution Services
         Purchase Price, Redemption Price, Dividends and
                  Distributions
         Risk Factors
REASONS FOR THE TRANSACTION
INFORMATION ABOUT THE TRANSACTION
         Method of Carrying Out Transaction
         Conditions Precedent to Closing
         Expenses of the Transaction
         Tax Considerations
         Description of the Foreign Class Shares of
                  the Templeton Fund
         Capitalization
COMPARISON OF INVESTMENT POLICIES AND RISKS
         Investment Objectives and Strategies
         Investment Policies
         Investment Restrictions
         Risk Factors
INFORMATION ABOUT THE FOREIGN FUND
INFORMATION ABOUT THE INTERNATIONAL FUND
VOTING INFORMATION AND PRINCIPAL STOCKHOLDERS
TRANSFER AGENT AND CUSTODIAN

                                PRELIMINARY COPY

                    COMBINED PROXY STATEMENT AND PROSPECTUS

                            Dated ___________, 1996

                        Acquisition of the Assets of the
                   Franklin International Equity Fund series of FRANKLIN TEMPLETON INTERNATIONAL TRUST

                        By and in exchange for shares of
                       the Templeton Foreign Fund-Class I
                      class of the Templeton Foreign Fund
                        series of TEMPLETON FUNDS, INC.


                  This Prospectus/Proxy Statement is being furnished to you in connection with the solicitation of proxies by the Board of Trustees of Franklin Templeton International Trust (formerly known as "Franklin International Trust" and hereinafter referred to as "International Trust"). International Trust is a series investment company with two series of shares of beneficial interest outstanding. Each series represents an interest in a separate investment portfolio, one designated as the Templeton Pacific Growth Fund and the other as the Franklin International Equity Fund (the "International Fund" or the "Selling Portfolio"). The transaction described herein relates solely to the International Fund.

                  Proxies solicited will be voted at a Special Meeting of Shareholders (the "Meeting") to approve or disapprove an Agreement and Plan of Reorganization (the "Agreement and Plan"). The Meeting will be held at the offices of International Trust at 777 Mariners Island Boulevard, San Mateo, California 94404, on May 3, 1996 at 10:00 a.m. Pacific time. The Agreement and Plan provides for the acquisition of substantially all of the assets of the International Fund by and in exchange for shares of a class of shares of the Templeton Foreign Fund series (the "Foreign Fund" or the "Acquiring Fund") of Templeton Funds, Inc. ("Templeton Funds"), which is a mutual fund in the Franklin Templeton Group of Funds managed by Templeton Global Advisors Ltd. ("Global Advisors") and which has investment objectives and policies which are similar to those of the International Fund. The shares of the Foreign Fund to be issued in the transaction will be the Templeton Foreign Fund-Class I Shares (the "Foreign Class"), which are made available to shareholders with distribution charges which are similar to those of the International Fund.

                  Following such transfer, shares of the Foreign Class will be distributed to shareholders of the International Fund in complete liquidation of the International Fund, and individual shareholders will receive that number of shares of the Foreign Class having an aggregate net asset value equal to the aggregate net asset value of such shareholder's shares of the International Fund.

                  The Foreign Fund is a series of Templeton  Funds,  which is an open-end, diversified management investment company, with principal offices located at 700 Central Avenue, St. Petersburg, Florida 33701-3628. The International Fund is a series of International Trust, which is also an open-end management investment company. The assets of the Foreign Fund are managed by Global Advisors, while the assets of the International

Fund are managed by Franklin Advisers, Inc. ("Advisers"), with portfolio advice and management assistance provided by Templeton Investment Counsel, Inc.
("TICI"), as sub-adviser. Global Advisors and TICI are both indirect wholly-owned subsidiaries of Franklin Resources, Inc. ("Resources"), while Advisers is a direct wholly-owned subsidiary of Resources. The Foreign Fund and the International Fund share the same investment objective, namely long-term growth of capital which they seek to achieve primarily through investments in foreign equity securities.

                  This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about the Foreign Class of the Foreign Fund that a prospective investor should know before investing. This Prospectus/Proxy Statement is accompanied by the prospectus of the Foreign Fund dated January 1, 1996, which is incorporated by reference into this Prospectus/Proxy Statement and attached hereto as Exhibit B. A Statement of Additional Information dated ________________, 1996, relating to this Prospectus/Proxy Statement, the transactions described herein and the parties thereto, has been filed with the Securities and Exchange Commission and is incorporated by reference into this Prospectus/Proxy Statement. A copy of that Statement may be obtained without charge by writing to the address noted above or by calling  1-800/DIAL  BEN.  A  Prospectus  for the  International  Fund,  a
Statement of Additional Information for International Trust and the Annual Report for the International Fund as of October 31, 1995 are also on file with the Securities and Exchange Commission; each of these documents is incorporated by reference herein and is available without charge upon request to International Trust. This Prospectus/Proxy Statement will first be sent to shareholders on or about February 19, 1996.

                  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS/PROXY STATEMENT AND IN THE MATERIALS EXPRESSLY INCORPORATED HEREIN BY REFERENCE AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY TEMPLETON FUNDS OR THE FOREIGN FUND.

                  SHARES OF THE FOREIGN FUND ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK; FURTHER, SUCH SHARES ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. SHARES OF THE FOREIGN FUND INVOLVE INVESTMENT RISKS INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

                                    SUMMARY

                  This  summary  of  certain   information   contained  in  this
Prospectus/Proxy Statement is qualified by reference to the more complete information contained elsewhere in this Prospectus/Proxy Statement, the Agreement and Plan attached to this Prospectus/ Proxy Statement as Exhibit A and the Prospectus of the Foreign Fund attached to this Prospectus/Proxy Statement as Exhibit B.

                  PROPOSED TRANSACTION. At a meeting held on November 14, 1995, the Board of Trustees of International Trust, including a majority of the trustees ("Independent Trustees") who are not "interested persons" of the Trust as defined in the Investment Company Act of 1940, as amended (the "1940 Act"), approved the Agreement and Plan providing for the transfer of substantially all of the assets of the International Fund to the Foreign Fund, in exchange for Foreign Class shares issued by the Foreign Fund and the distribution of such Foreign Class shares received to the International Fund shareholders in complete liquidation of the International Fund. (The proposed transaction is referred to in this Prospectus/Proxy Statement as the "Transaction"). The value of Foreign Class shares issued by the Foreign Fund in connection with the Transaction will equal the value of the assets of the International Fund.

                  Pursuant to the Agreement and Plan, Foreign Class shares of the Foreign Fund issued by Templeton Funds to International Trust will be distributed to the shareholders of the International Fund in complete liquidation of the International Fund. As a result, shareholders of the International Fund will cease to be shareholders of such fund and will instead be the owners of that number of full and fractional Foreign Class shares of the Foreign Fund having an aggregate net asset value equal to the aggregate net asset value of their shares of the International Fund on the Closing Date of the Transaction.

                  For the reasons set forth below under "Reasons for the Transaction," the Board of Trustees of International Trust including all of the Independent Trustees present at the meeting at which the Transaction was approved, has concluded that the Transaction is in the best interests of the shareholders of the International Fund and, therefore, recommends approval of the Agreement and Plan. The Board of Trustees of International Trust and the Board of Directors of Templeton Funds, respectively, also concluded that no dilution would result to the shareholders of the International Fund or the Foreign Fund, respectively, as a result of the Transaction.

                  SOLICITATION AND REVOCATION OF PROXIES AND VOTING INFORMATION. The affirmative vote of the holders of a majority of the outstanding shares of the International Fund on the Record Date is necessary to approve the Agreement and Plan. Each shareholder will be entitled to one vote for each full share, and a fractional vote for each fractional share, of the International Fund held on the Record Date. IF YOU GIVE NO VOTING INSTRUCTIONS ON YOUR PROXY, YOUR SHARES WILL BE VOTED IN FAVOR OF THE AGREEMENT AND PLAN. You may, however, revoke your proxy at any time before it is exercised by delivering a written notice to International Trust expressly revoking your proxy, by signing and forwarding to International Trust a later-dated proxy, or by attending the meeting and voting by ballot at the meeting.

                  The Board of Trustees does not intend to bring any matters before the Meeting other than the proposals described below and is not aware of any other matters to be brought before the Meeting by others. If any other matter legally comes before the Meeting, proxyholders for which discretion has been granted will vote shares in accordance with the views of management.

                  Shareholders of record of the International Fund at the close of business on February 7, 1996 (the "Record Date") will be entitled to vote at the meeting. On the Record Date, there were [_______________] outstanding shares of the International Fund. Under relevant state law and International Trust's trust documents, abstentions and broker non-votes will be included for purposes of determining whether a quorum is present at the Meeting, but will be treated as votes not cast and, therefore, will not be counted for purposes of determining whether the matter to be voted upon at the Meeting has been approved.

                  International Trust will request broker-dealer firms, custodians, nominees and fiduciaries to forward proxy material to the beneficial owners of the shares of record by such persons. The International Fund may reimburse such broker-dealer firms, custodians, nominees and fiduciaries for their reasonable expenses incurred in connection with such proxy solicitation. In addition to solicitations by mail, some of the officers and employees of International Trust and Templeton Funds, without extra remuneration, may conduct additional solicitations by telephone, telegraph and personal interviews. International Trust may engage a proxy solicitation firm to solicit proxies from brokers, banks, other institutional holders and individual shareholders.

                  In the event that a quorum is present at the Meeting but sufficient votes to approve the proposals set forth in the Notice of Special Meeting of Shareholders are not received by the date of the Meeting, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitations of proxies. Any such adjournment will require the affirmative vote of a majority of those shares entitled to vote present at the Meeting in person or by proxy. The proxies will vote in the best interests of management and all shareholders in proposing adjournment or in voting on an adjournment proposed by a shareholder.

                  TAX CONSEQUENCES. In the opinion of Stradley, Ronon, Stevens & Young, LLP, counsel to International Trust, based on certain assumptions and representations received from International Trust and Templeton Funds, it is not expected that shareholders of the International Fund will recognize any gain or loss for federal income tax purposes as a result of the exchange of their shares of the International Fund for shares of the Foreign Class or that the Foreign Fund will recognize any gain or loss upon receipt of the International Fund assets.

                  For further information about the tax consequences of the Transaction, see "Information About the Transaction - Tax Considerations."

                     COMPARISONS OF SOME IMPORTANT FEATURES

                  INVESTMENT OBJECTIVES AND POLICIES. The investment objective of both the Foreign Fund and the International Fund is long-term growth of capital. The funds also have substantially similar investment strategies and policies by which they seek to achieve the investment objective.

                  The Foreign Fund utilizes a flexible policy of investing in stocks and debt obligations of companies and governments outside the U.S. Although it generally invests in common stocks, the Foreign Fund may invest in debt securities, and does not operate within a specified percentage of equity versus debt investments.

                  Under normal circumstances, the International Fund invests at least 65% of its total assets in a diverse portfolio of equity securities which trade on markets other than the U.S., and which are issued by companies domiciled outside the U.S. or which derive at least 50% of either their revenue or pre-tax income from activities outside the U.S. The International Fund also may invest up to 35% of its total assets in bonds and fixed-income securities. In selecting portfolio securities for investment, the International Fund attempts to take advantage of the difference between economic trends and the anticipated performance of securities and securities markets in different countries.

                  MANAGEMENT OF TEMPLETON FUNDS AND INTERNATIONAL TRUST. The management of the business and affairs of Templeton Funds and International Trust is the responsibility of their Board of Directors and Trustees, respectively. Templeton Funds was originally organized as a Maryland corporation called Templeton World Fund, Inc. on August 15, 1977, and its name was changed to Templeton Funds, Inc. on October 1, 1982. The investment manager for the Foreign Fund is Global Advisors, which manages the investment and reinvestment of the assets of the Foreign Fund. Global Advisors is an indirect wholly-owned subsidiary of Franklin Resources, Inc. ("Resources"), a publicly owned holding company, the principal shareholders of which are Charles B. Johnson and Rupert
H. Johnson, Jr., who own approximately 20% and 16%, respectively, of Resources' outstanding shares. Through its subsidiaries, Resources is engaged in various aspects of the financial services industry.

                  International Trust is a Delaware business trust, organized on March 22, 1991. The investment manager for the International Fund of
International Trust is Advisers, and TICI serves as sub-adviser to the International Fund pursuant to a sub-advisory agreement between Advisers and TICI. Advisers is a direct, wholly-owned subsidiary of Resources, and acts as investment manager or administrator to 34 U.S. registered investment companies (116 separate series) with aggregate assets of over $77 billion. Like Global Advisors, TICI is an indirect wholly-owned subsidiary of Resources.

                  The Foreign Fund and the International Fund both receive shareholder accounting and other clerical services from Franklin/Templeton Investor Services, Inc. ("Investor Services" or "Shareholder Services Agent") in its capacity as transfer agent and dividend paying agent. Investor Services is a wholly-owned subsidiary of Resources and is located at the same address as Advisers. Pursuant to a Business Management Agreement between Templeton Funds on behalf of the Foreign Fund and Templeton Global Investors, Inc. ("TGI"), TGI provides certain administrative facilities and services for the Foreign Fund, including payment of salaries of officers, preparation and maintenance of books and records, preparation of tax returns and financial reports, monitoring compliance with regulatory requirements and monitoring tax-deferred retirement plans. TGI receives a fee from the Foreign Fund for the business management services described above. In the case of the International Fund, Advisers, at its own expense, furnishes the International Fund with office space and office furnishings, facilities and equipment required for managing the business affairs of the International Fund and maintains all internal bookkeeping, clerical and secretarial and administrative personnel and services.

                  FEES AND EXPENSES. Pursuant to its Investment Management Agreement with Global Advisors, the Foreign Fund pays Global Advisors a monthly fee equal on an annual basis to 0.75% of the average daily net assets of the Fund up to the first $200,000,000; 0.675% of such average daily net assets in excess of $200,000,000 up to $1,300,000,000, and 0.60% of such average daily net assets in excess of $1,300,000,000. The Foreign Fund also pays TGI a portion of a monthly fee for the business management services described above. The monthly fee is equal on an annual basis to 0.15% of the first $200,000,000 of Templeton Fund's aggregate average daily net assets (i.e. the total of both series of Templeton Funds), with reductions at certain break points. The fee is allocated between each series of Templeton Funds according to the respective net assets, and each class (including the Foreign Class) bears a portion of the fee, determined by the proportion of the fund that it represents. Under the Management Agreement between the International Fund and Advisers, Advisers receives a fee totaling 1.00% of the average daily net assets of the Fund on the first $100,000,000; 0.90% of the average daily net assets over $100,000,000 up through $250,000,000; 0.80% of the average daily net assets over $250,000,000 up through $500,000,000 and 0.75% of the average daily net assets over $500,000,000. Given the present size of the International Fund, Advisers is entitled to receive a fee totaling 1.00% of the average daily net assets of the International Fund. Of this 1.00%, approximately one half would be payable by Advisers to TICI for its services under the sub-advisory agreement.

                  DISTRIBUTION SERVICES. With respect to the Foreign Fund, Franklin/Templeton Distributors, Inc. ("FTDI"), acting as agent for Templeton Funds, is the distributor of the shares of the Foreign Fund. The directors of Templeton Funds have adopted a Plan of Distribution pursuant to Rule 12b-1 under the 1940 Act for the Foreign Class shares of the Foreign Fund (the "Foreign Class Distribution Plan"). The Foreign Class Distribution Plan provides that the Foreign Fund will use up to (but not necessarily all of) 0.25% of its average daily net assets annually to pay expenses relating to the distribution of its shares. The fees paid by the Foreign Fund under the Foreign Class Distribution Plan may be used to compensate brokers, dealers or others ("Selling Agents") for their activities involving the distribution of the Foreign Class Shares. Any fees remaining after Selling Agents receive their compensation may be used by the Foreign Class to reimburse FTDI for routine ongoing promotion and distribution expenses incurred with respect to the Foreign Class. Such expenses may include, but are not limited to, the printing of prospectuses and reports used for sales purposes, expenses of preparing and distributing sales literature and related expenses, advertisements and other distribution-related expenses, including a prorated portion of FTDI's overhead expenses attributed to the distribution of the Foreign Class of shares.

                  The  Trustees  of  International  Trust  have  also  adopted a distribution plan pursuant to Rule 12b-1 under the 1940 Act for the shares of the International Fund (the "International Fund Distribution Plan"). The International Fund Distribution Plan permits the International Fund to reimburse FTDI, which is also the underwriter of the International Fund's shares, or others a quarterly fee of up to 0.25% per year of the fund's average daily net assets for services and expenses incurred in distributing and promoting sales of the International Fund's shares. Such expenses include, but are not limited to the printing of prospectuses and reports used for sales purposes, expenses of preparing and distributing sales literature and related expenses, advertisements, and other distribution-related expenses, including a prorated portion of FTDI's overhead expenses attributed to the distribution of the International Fund shares, as well as any distribution or service fee's paid to securities dealers or their firms or others who have executed a servicing arrangement with the International Fund, FTDI or its affiliates.

                  The ratio of operating expenses to average net assets for the Foreign Class of the Foreign Fund for its most recent fiscal year ended August 31, 1995 was 1.15% and the ratio of operating expenses to average net assets for the International Fund as of its most recent fiscal year ended October 31, 1995 was 1.63%.

                          PRO FORMA FEE TABLE FOR THE
                    INTERNATIONAL FUND AND THE FOREIGN CLASS
                 FOR THE 12 MONTH PERIOD ENDED OCTOBER 31, 1995
                                  (UNAUDITED)

                                                                               Actual                      Pro Forma
                                                         INTERNATIONAL           FUND FOREIGN CLASS      AFTER TRANSACTION
SHAREHOLDER TRANSACTION EXPENSES
    Maximum Sales Charge Imposed on
      Purchases (as a percentage of
      offering price)                                     4.50%                     5.75%                    5.75%
    Exchange Fee1                                         $5.00                     $5.00                    $5.00
    Deferred Sales Charge2                                None                      None                      None
Annual Fund  Operating  Expenses (as percentage of average net assets at October
    31, 1995):
Management Fees...............................            1.00%                     0.62%                    0.62%
12b-1 Fees3...................................            0.22%                     0.25%                    0.25%
Other Expenses................................            0.41%                     0.27%                    0.28%
Total Operating Expenses......................            1.63%                     1.14%                    1.15%


1 EXCHANGE FEE FOR BOTH FUNDS ONLY IMPOSED ON TIMING ACCOUNTS AS DEFINED UNDER "EXCHANGE PRIVILEGE" IN EACH FUND'S PROSPECTUS. ALL OTHER EXCHANGES ARE PROCESSED WITHOUT A FEE.

2 INVESTMENTS OF $1 MILLION OR MORE FOR BOTH FUNDS ARE NOT SUBJECT TO A FRONT-END SALES CHARGE; HOWEVER, A CONTINGENT DEFERRED SALES CHARGE OF 1% IS IMPOSED ON CERTAIN REDEMPTIONS WITHIN 12 MONTHS OF THE CALENDAR MONTH OF SUCH INVESTMENTS.

3 ANNUAL RULE 12B-1 FEES MAY NOT EXCEED 0.25% OF THE AVERAGE NET ASSETS ATTRIBUTABLE TO THE SHARES OF THE INTERNATIONAL FUND AND THE FOREIGN CLASS, RESPECTIVELY. CONSISTENT WITH THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.'S RULES, IT IS POSSIBLE THAT THE COMBINATION OF FRONT-END SALES CHARGES AND RULE 12B-1 FEES COULD CAUSE LONG-TERM SHAREHOLDERS TO PAY MORE THAN THE ECONOMIC EQUIVALENT OF THE MAXIMUM FRONT-END SALES CHARGES PERMITTED UNDER THOSE SAME RULES.

EXAMPLE:

         Based on the level of expenses listed above after reimbursement, an investor would pay the following expenses on a $1,000 investment, assuming a 5% annual return and redemption at the end of each time period:

                                                   1 Year              3 Years             5 Years             10 Years
                                                     ------              -------        --------------


International Fund                                    $61                  $94                 $130                $230

Foreign Class                                         $68                  $92                 $117                $188


Pro Forma Foreign Class                               $69                  $92                 $117                $189
(after proposed
 transaction)




                  The foregoing tables are designed to assist the investor in understanding the various costs and expenses that a shareholder will bear directly or indirectly. THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN.

                  PURCHASE PRICE, REDEMPTION PRICE, DIVIDENDS AND DISTRIBUTIONS. Both the Franklin Fund and International Fund are sold on a continuous basis at their respective current offering price which is equal to each Fund's net asset value plus a sales charge calculated as a percentage of the offering price. The maximum sales charge on sales of the shares of the Foreign Class is 5.75% of the offering price (equivalent to 6.10% of the net asset value of the purchase), which is reduced on larger sales. The maximum sales charge payable on purchases of the International Fund is 4.50% of the offering price (equivalent to 4.71% of the net asset value of the purchase), with reductions for larger sales. The current prospectus for each fund contains a chart showing the reduced sales charges that would be applicable to larger purchases of the respective funds.

                  Both the Foreign Class and the International Fund require a minimum initial investment of $100 and subsequent investments of at least $25. The minimum for the Foreign Class may be waived when shares are purchased through retirement plans providing for regular periodic investments. Similarly, the minimum for the International Fund may be waived when the shares are purchased through plans established by the Franklin Templeton Group of Funds.

                  Shares of both the Foreign Class and the International Fund may be redeemed at their respective net asset value per share, although redemptions of shares purchased in amounts of $1,000,000 or more are generally subject to a contingent deferred sales charge of 1% for a period of 12 months following such investments. Shares of each fund may be exchanged for shares of other members of the Franklin Templeton Group of Funds subject to certain limitations, as provided in the prospectuses of the respective Franklin Templeton Group of Funds.

                  The Foreign Fund and International Fund each have policies of distributing substantially all of their net investment income and net capital gains to their respective shareholders. The Foreign Fund intends to pay a dividend in October and, if necessary, in December representing substantially all of its net investment income and any net realized capital gains. The International Fund's current policy is to declare income dividends payable semi-annually in June and December to shareholders of record generally on the first business day preceding the 15th day of these months, payable on or about the last business day of such months. The International Fund generally makes capital gains distributions once a year in December to reflect any net short-term and long-term capital gains realized by the International Fund as of October 31 of the current year.

                  RISK FACTORS. Because of the similarities of the investment objectives and policies of the Foreign Fund and the International Fund, the investment risks associated with an investment in the Foreign Fund are generally the same as those of the International Fund. There are, however, some distinctions in the investment program and attendant risks of each of the Foreign Fund and the International Fund. These are summarized under "COMPARISON OF INVESTMENT POLICIES - Risk Factors" below and risks of investment in the Foreign Fund are also outlined in the accompanying prospectus of the Foreign Fund.


                          REASONS FOR THE TRANSACTION

                  The Transaction has been recommended by the Board of Trustees of International Trust on behalf of the International Fund as a means of combining the fund with a larger fund which should be better able to diversify its investments and to obtain certain economies of scale with attendant savings in costs for the Fund and its shareholders. The Transaction was also recommended as a method of combining two similar funds within the same family of mutual funds to eliminate duplication of expenses and internal competition.

                  Because of the relatively small size of the International Fund, and concerns regarding its ability to operate cost competitively on a stand alone basis, Advisers and TICI recommended to the Trustees the sale of the assets of the International Fund to a larger fund which has similar investment objectives and policies, subject to the approval of the Board of Trustees and approval of the fund's shareholders.

                  The Agreement and Plan was presented to the Trust's Board of Trustees at a meeting held on November 14, 1995, at which meeting the Trust's Board of Trustees questioned management about the potential benefits to be gained by shareholders of the

International Fund as well as any additional costs to be borne. In determining whether to recommend approval of the Transaction to shareholders, the Board of Trustees considered, among other factors: the expense ratio of the International Fund as well as similar funds; the comparative investment performance of the International Fund with the performance of similar funds; the compatibility of the investment objectives, policies, restrictions and portfolios of the
International Fund with the Foreign Fund; the tax consequences of the Transaction; and the significant experience Global Advisors has, as the manager of more than $27.6 billion in assets in international and global mutual funds.

                  During the course of its deliberations, the Trust's Board of Trustees also considered the fact that the expenses of the Transaction will be shared equally by Advisers and Global Advisors.

                  In reaching the decision to recommend that shareholders of the International Fund vote to approve the Transaction, the Board of Trustees concluded that the Transaction is in the best interests of the shareholders of the International Fund and that no dilution would result to the shareholders of the International Fund from the Transaction. The Board's conclusion was based on a number of factors, including that the Transaction would permit shareholders to pursue their investment goals in a larger fund. A larger fund should have enhanced ability to effect portfolio transactions on more favorable terms and should have greater investment flexibility. Higher aggregate net assets also should enable shareholders to obtain the benefits of economies of scale, permitting the reduction or elimination of certain duplicate costs and expenses which may result in lower overall expense ratios through the spreading of both fixed and variable costs of fund operations over a larger asset base. As a general rule, economies can be expected to be realized primarily with respect to fixed expenses. However, expenses that are based on the value of assets or the number of shareholder accounts, such as custody and transfer agent fees, would be largely unaffected by the Transaction. The Board of Directors of the Templeton Funds also determined that the Transaction was in the best interests of its shareholders and that no dilution would result to such shareholders.

                  FOR THE REASONS DISCUSSED ABOVE, THE BOARD OF TRUSTEES RECOMMENDS THAT YOU VOTE FOR THE PLAN. If the Plan is not approved, the Board of Trustees will consider other possible courses of action with respect to the International Fund, including dissolution and liquidation.

                       INFORMATION ABOUT THE TRANSACTION

                  The following summary of the Agreement and Plan does not purport to be complete, and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the Agreement and Plan, a copy of which is attached hereto as Exhibit A.

                  METHOD OF CARRYING OUT THE TRANSACTION. If the shareholders of the Selling Portfolio approve the Agreement and Plan relating to the Selling Portfolio, the reorganization of such Portfolio will be consummated promptly after the various conditions to the obligations of each of the parties are satisfied. (See "Conditions Precedent to Closing"). Consummation of the Transaction will be on [________________, 1996] (the "Closing Date"), or such other date as is agreed to by Templeton Funds on behalf of the Foreign Fund and International Trust on behalf of the International Fund, provided that the Agreement and Plan may be terminated by either party if the Closing Date does not occur on or before [________________, 1996 (Closing Date plus 60 days)].

                  On the Closing Date, the Selling Portfolio will deliver to the Acquiring Fund substantially all of its assets in exchange for shares of the Foreign Class having an aggregate net asset value equal to the aggregate value of assets so delivered as of 4:00 P.M. Eastern time on the Closing Date. In the event that the shareholders of the International Fund do not approve the Plan, the assets of the International Fund will not be delivered on the Closing Date and the obligations of International Trust under the Agreement and Plan relating to the International Fund shall not be effective. The stock transfer books of International Trust with respect to the International Fund, assuming the shareholders have approved the Agreement and Plan, will be permanently closed as of 1:00 P.M. Pacific time on the Closing Date and only requests for redemption of shares of the International Fund received in proper form prior to 1:00 P.M. on the Closing Date will be accepted by International Trust. Redemption requests relating to the International Fund received by International Trust thereafter shall be deemed to be redemption requests for shares of the Acquiring Fund to be distributed to the former shareholders of the International Fund.

                  International Trust will receive upon consummation of the Transaction, shares of the Acquiring Fund. The number of shares shall be based on the dollar value of the assets delivered to Templeton Funds.

                  CONDITIONS PRECEDENT TO CLOSING. The obligation of International Trust to deliver the assets of the Selling

Portfolio to the Acquiring Fund pursuant to the Agreement and Plan is subject to the satisfaction of certain conditions precedent, including performance by the Acquiring Fund, in all material respects, of its agreements and undertakings under the Plan, the receipt of certain documents from the Acquiring Fund, the receipt of an opinion of counsel to the Acquiring Fund, and requisite approval of the Agreement and Plan by the shareholders of the Selling Portfolio, as described above. The obligations of the Acquiring Fund to consummate the Transaction is subject to the satisfaction of certain conditions precedent, including the performance by International Trust of its agreements and undertakings under the Agreement and Plan, the receipt of certain documents and financial statements from International Trust, and the receipt of an opinion of counsel to International Trust.

                  EXPENSES OF THE TRANSACTION. The expenses relating to the Transaction will be borne equally by Advisers and Global Advisors, the investment advisers for each fund involved in the transaction.

                  TAX CONSIDERATIONS. In the opinion of Stradley, Ronon, Stevens & Young, LLP, counsel to International Trust, based on certain assumptions and representations received from International Trust and Templeton Funds, it is not expected that shareholders of the International Fund will recognize any gain or loss for federal income tax purposes as a result of the exchange of their shares of the International Fund for shares of the Foreign Class or that Templeton Funds will recognize any gain or loss upon receipt of the International Fund assets.

                  Shareholders of the Selling Portfolio should consult their tax advisors regarding the effect, if any, of the Transaction in light of their individual circumstances. Since the foregoing discussion only relates to the federal income tax consequences of the Transaction, shareholders of the Selling Portfolio should also consult their tax advisers as to state and local tax consequences, if any, of the Transaction.

                  DESCRIPTION OF THE FOREIGN CLASS SHARES OF THE FOREIGN FUND. Shares of the Foreign Class will be issued to shareholders of the International Fund in accordance with the procedures under the Agreement and Plan as described above. Each share will be fully paid and nonassessable when issued with no personal liability attaching to the ownership thereof, will have no preemptive or conversion rights and will be transferable upon the books of the Foreign Fund. In accordance with the Foreign Fund's normal procedures as specified in its prospectus, the Foreign Fund will not generally issue certificates for shares of its capital stock to former shareholders of the International Fund unless requested. Ownership of the Foreign Class shares by former shareholders of the International Fund will be recorded electronically and the Foreign Fund will issue a confirmation to such shareholders relating to those shares acquired as a result of the Transaction. No redemption or repurchase of any shares of the Foreign Class issued to former shareholders of the International Fund whose shares are represented by unsurrendered share certificates shall be permitted until such certificates have been surrendered for cancellation.

                  As shareholders of the Foreign Fund, former shareholders of the International Fund will have substantially similar voting rights and rights upon dissolution with respect to the Foreign Fund as they currently have with respect to the International Fund. The shares of both the International Fund and the Foreign Class have non-cumulative voting rights, which means that, in all elections of trustees or directors, the holders of more than 50% of the shares voting can elect 100% of the trustees or directors, if they choose to do so and in such event, the holders of the remaining shares voting will not be able to elect any person or persons to the Board of Trustees or Directors.

                  It is the position of the Division of Investment Management of the U.S. Securities and Exchange Commission that shareholders of the International Fund will not be entitled to any "dissenters' rights" since the proposed Transaction involves two open-end investment companies registered under the 1940 Act. Although no dissenters' rights may be available to shareholders of the International Fund, shareholders have the right to redeem their shares at net asset value until the Closing Date, and thereafter such shareholders may redeem their Foreign Class shares or exchange their Foreign Class shares into shares of certain other funds in the Franklin Templeton Group of Funds subject to the terms of the Prospectus of the fund being acquired.

                  Like International Trust, Templeton Funds does not routinely hold annual meetings of shareholders.

                  International Trust and Templeton Funds are both multi-series investment companies which currently issue shares representing interests in two series. Each series of Templeton Funds (one of which is the Foreign Fund) divides its shares into two separate classes which are distributed subject to different charges and fees. Shareholders of each series of each fund currently vote in the aggregate with the shareholders of the Fund's other series on certain matters (for example, the election of trustees or directors and the ratification of independent accountants). For matters that only affect a certain series of a Fund (or a certain class of a series in the case of a Templeton

Funds series), only the shareholders of that series or class are entitled to vote.

                  CAPITALIZATION. The following table sets forth as of October 31, 1995, (i) the capitalization of the International Fund, (ii) the capitalization of the Foreign Fund, (iii) the capitalization of the Foreign Class; and (iv) the pro forma capitalization of the Foreign Fund and Foreign Class as adjusted to give effect to the proposed Transaction. The capitalization of the Foreign Fund and Foreign Class are likely to be different when the Transaction is consummated.



                                                                                    Foreign Fund       Foreign Class
                                                                                     Pro Forma           Pro Forma
                                                                                       after               after
                       International        Foreign Fund       Foreign Class       Reorganization      Reorganization
                             FUND            (UNAUDITED)        (UNAUDITED)         (UNAUDITED)         (UNAUDITED)

Net assets..........         $50,947,422      $7,046,148,362      $6,936,467,035      $7,097,095,784      $6,987,414,457

Net asset value
per share...........              $13.23                 N/A               $9.09                 N/A               $9.09

Shares
outstanding.........           3,852,263         775,543,566         763,416,056         781,148,343         769,020,833

                  To the extent  permitted by law, the Agreement and Plan may be
amended  without  shareholder   approval  by  mutual  agreement  in  writing  by
International Trust and Templeton Funds. The Agreement and Plan may be terminated and the Transaction abandoned at any time before or, to the extent permitted by law, after the approval of shareholders of the International Fund by mutual consent of the parties to the Agreement Plan.

                  COMPARISON OF INVESTMENT POLICIES AND RISKS

                  INVESTMENT OBJECTIVES AND STRATEGIES. The Foreign Fund and International Fund share the same investment objective, which is to seek long-term growth of capital, and also have substantially similar investment strategies by which they seek to obtain the objective. The investment objective of each fund is a fundamental policy and may not be changed without the approval of the funds' shareholders, which would require the approval of the lesser of
(i) a majority of the outstanding shares, or (ii) 67% or more of the shares represented at a meeting of shareholders at which the holders of more than 50% of the outstanding shares are represented. Although both funds are authorized to invest in both equity and debt securities, income is not part of their investment objective and any income earned from investments in debt securities is incidental. The Foreign Fund seeks to achieve its objective of long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the U.S. The Foreign Fund therefore has the right to purchase securities in any foreign country, developed or developing, using the disciplined, long-term approach to value oriented international investing utilized by its investment manager.

                  In selecting portfolio securities to seek long-term capital growth, the International Fund attempts to take advantage of the difference between economic trends and the anticipated performance of securities and securities markets in various countries. Under normal conditions, the International Fund invests at least 65% in a diverse portfolio of equity securities which trade on markets in countries other than the U.S. and which are issued by companies (i) domiciled in countries other than the U.S., or (ii) that derive at least 50% of either their revenues or pre-tax income from activities outside of the U.S. Within the stated percentage guidelines, the International Fund is authorized to invest in a list of 37 specified industrialized countries. In addition, although it is not a fundamental policy, the International Fund expects that at least 65% of its assets will be invested in securities traded in at least three of the specified countries.

                  INVESTMENT POLICIES. In seeking to achieve their investment objectives, the Foreign Fund and International Fund are guided by substantially similar policies and restrictions that should be considered by shareholders of the International Fund. Unless otherwise specified, the investment policies of the International Fund are not fundamental and may be changed without shareholder approval. The investment policies of the Foreign Fund, however, are fundamental policies which may not be changed without shareholder approval, unless otherwise indicated.

                  Both the Foreign Fund and International Fund invest a substantial percentage of their assets in equity securities of foreign issuers. Such securities may include common stock and preferred stock. The Foreign Fund and International Fund are additionally authorized to invest in securities (bonds or preferred stock) which are convertible into common stock, as well as warrants. With respect to foreign equity investments, both funds may also invest in securities representing underlying international securities such as American Depository Receipts (ADRs) and European Depository Receipts (EDRs). The Foreign Fund is further authorized to invest in Global Depository Receipts (GDRs). These depository receipts may be purchased by both funds, whether they are sponsored or unsponsored.

                  Both the Foreign Fund and International Fund may invest in debt securities, although each fund makes such investments with a view toward growth of capital as opposed to the interest income that may be generated by such investments. For example, the Foreign Fund may seek capital growth by purchasing convertible bonds, bonds that are presently selling at a discount or, if Global Advisors believes that the issuer may resume interest payments in the near future, debt securities which have defaulted. In such circumstances, the Foreign Fund could achieve growth of capital if the prices of the bonds increase as expected. The International Fund uses a similar strategy for investing in debt securities, seeking capital appreciation through such investments due to changes in relative foreign currency exchange rates, changes in relative interest rates or improvements in creditworthiness of issuers.

                  With respect to specific debt securities, the Foreign Fund may invest without specified percentage limitations in securities which are rated at least Caa by Moody's Investors Services, Inc. ("Moody's") or CCC by Standard and Poor's Corporation ("S&P"), or if not rated, securities which are issued by companies which at the date of investment have an outstanding debt issue rated AAA or AA by S&P or Aaa or Aa by Moody's. However, as an operating policy (which is not fundamental and can be changed without a shareholder vote), the Foreign Fund will not invest more than 5% of its assets in debt securities rated lower than Baa by Moody's or BBB by S&P.

                  The International Fund may invest up to 35% of its total assets in debt securities including U.S. and foreign government debt securities, Samurai and Yankee bonds, Euro bonds and depositary receipts. Investments in such debt-securities by the International Fund are limited to "investment grade" long-term debt obligations. This includes securities that are rated Baa or better by Moody's or BBB or better by S&P, or that are not rated but determined by management to be of comparable quality.

                  Both funds are also authorized to invest their assets in cash and cash equivalent securities under certain circumstances. For temporary defensive purposes, when Global Advisors believes that market conditions merit, the Foreign Fund may invest without limit in U.S. government securities, bank time deposits in the currency of any major nation, commercial paper and certain repurchase agreements. Any commercial paper purchased by the Foreign Fund must be rated A-1 by S&P or Prime-1 by Moody's or, if not rated, be issued by a company which at the date of investment has an outstanding debt issue rated AAA or AA by S&P or Aaa or Aa by Moody's. With respect to repurchase agreements, the Foreign Fund may purchase from banks or broker-dealers, Canadian or U.S. government securities with a simultaneous agreement by the seller to repurchase them within no more than seven days at the original purchase price plus accrued interest. The Foreign Fund will enter into repurchase agreements only with parties who meet creditworthiness  standards  approved  by the Board of  Directors  of  Templeton
Funds.

                  The International Fund has adopted a policy of temporary investments under which it may hold cash (U.S. dollars, foreign currencies or multi-national currency units) and/or invest a portion of its assets in high quality money market instruments. Money market instruments in which the International Fund may invest include, but are not limited to, the following instruments of U.S. or foreign issuers: government securities; commercial paper; bank certificates of deposit; bankers acceptances; and repurchase agreements secured by any of the foregoing. All such securities will be rated A1 or A2 by S&P or P1 or P2 by Moody's or, if not rated, determined by Advisers or TICI to be of comparable quality.

                  The Foreign Fund usually effects currency exchange transactions on a spot (i.e. cash) basis in the foreign exchange market. The International Fund also effects such transactions on a spot basis, and may also engage in currency hedging transactions. As a hedge against currency exchange rate risks, the International Fund may enter into foreign currency exchange contracts and currency futures contracts and options on such futures contracts, as well as purchase put or call options and write covered put and call options on currencies traded in the U.S. or foreign markets.

                  In addition to the types of securities investments listed above, the International Fund also invests in securities involving options and futures. The International Fund may purchase put and call options and write covered put and call options on securities and securities indices. For hedging against fluctuations in the market value of the securities underlying the International Fund's investments, it may engage in forward conversion transactions. In a forward conversion transaction, the International Fund will purchase securities and write call options and purchase put options on such securities. By purchasing puts, the International Fund protects the underlying securities from depreciation in value and by selling or writing calls, the International Fund receives premiums which may offset or part or all of the costs of purchasing the puts while foregoing the opportunity for appreciation in the value of the underlying security.

                  INVESTMENT RESTRICTIONS. Both Funds have adopted certain investment restrictions governing their activities.
Unless otherwise noted, these restrictions are a matter of fundamental policy, and cannot be changed without shareholder approval. Many of the restrictions are the same for both Funds, although there are differences as described below.

                  Both the Foreign Fund and International Fund are limited in the extent to which they may purchase the securities of any single issuer. The Foreign Fund may not invest more than 5% of its total assets in any single company or governmental issue (exclusive of U.S. Government Securities). The International Fund has a similar 5% restriction on investments in a single issuer (excluding U.S. Government Securities), but the limitation is only applicable as to 75% of its total assets. In addition, neither Fund may hold more than 10% of any class of voting securities of a single issuer. Both Funds are also restricted from investing in securities for the purpose of exercising management or control of any issuer, or investing more than 5% of their assets in securities of issuers which have a record of less than three years continuous operation.

                  The restrictions of the Foreign Fund and the International Fund also prevent the Funds from concentrating their investments in any single industry. The Foreign Fund may invest up to 25% of its assets in any single industry, although as a non-fundamental policy it has no present intention to invest up to such percentage limit. The International Fund is restricted from investing more than 25% of its assets in any single industry, however, as a matter of non-fundamental policy, it is specifically authorized to concentrate its investments geographically, allowing for the investment of more than 25% of its assets in the securities of issuers in a single country, subject to the other investment policies regarding foreign investments described above. The Foreign Fund has no policy regarding geographic concentration.

                  Both funds are restricted from purchasing or retaining securities of any companies in which Directors or officers of the fund or of its investment manager, individually owning more than 1/2 of 1% of the securities of such company, in the aggregate own more than 5% of the securities of such company. The funds are both also prohibited from acting as the underwriter for the securities of other issuers.

                  The Foreign Fund may not borrow money for any purpose other than redeeming or repurchasing its own shares, and then only as a temporary measure up to an amount not exceeding 5% of the value of its total assets. It also may not pledge, mortgage or hypothecate its portfolio securities except to secure such borrowings, and then only up to 10% of its total assets as approved by its Board of Directors. The International Fund's policy allows the fund to borrow up to 10% of its total assets to meet redemptions and for other temporary or emergency purposes, but presently has a non-fundamental policy that it will not pledge, mortgage or hypothecate its securities to secure such borrowings. In addition, while the International Fund's borrowings exceed 5%, it may not make further portfolio investments.

                  Neither the Foreign Fund nor the International Fund may loan money, except to the extent that investments in certain fixed-income instruments may be interpreted to be loans to the issuer. The International Fund, however, is authorized to loan up to 1/3 of its portfolio securities to qualified borrowers who deposit and maintain cash or collateral with the fund in exchange for interest income. The funds have each also adopted a restriction under which they may not engage in joint or joint and several trading accounts in securities, except that orders may be combined with orders from other persons to obtain lower brokerage commissions and with respect to the International Fund, the restriction does not prohibit the fund from participating in joint repurchase agreement transactions. The International Fund's policy in this regard is non-fundamental, and can be changed without shareholder approval.

                  The Foreign Fund may not issue senior securities, purchase securities on margin or sell securities short. Although the International Fund has no specified restriction on senior securities, it is restricted from purchasing on margin, except to obtain such short-term credits as necessary to clear securities transactions, and is restricted from selling securities short, unless the International Fund already owns such securities.

                  Each fund has adopted a restriction that limits it from investing more than 10% of its assets in illiquid securities. In addition, as a matter of non-fundamental policy, the International Fund presently limits its investments in illiquid securities to 5% of its total net assets. The Foreign Fund is subject to further limitations such that it may not invest greater than 15% of its assets in securities of foreign issuers which are not listed on a recognized U.S. or foreign exchange, nor may it invest in letter stocks or securities on which there are any sales restrictions.

                  With respect to particular types of investments, the Foreign Fund may not write, buy or sell puts, calls, straddles or spreads. The International Fund may make such investments, but only to the extent that such investments do not exceed 5% of its total net assets. This restriction is not fundamental and may be changed without shareholder approval. Neither fund may purchase real estate, and the Foreign Fund is further restricted from investing in mortgages, although it may invest in marketable securities secured by real estate or issued by companies which invest in real estate or interests therein. The International Fund is restricted from investing in real estate limited partnerships, although it may invest in real estate investment trusts.

                  The Foreign Fund may not invest in interests (other than debentures or equity stock interests) in oil, gas or other mineral explorations or development programs; or purchase or sell commodity contracts. As a matter of non-fundamental policy, the International Fund will not invest in interests (other than publicly traded equity securities) in oil, gas, or other mineral leases, exploration or development while the International Fund does not have a stated policy in this regard. Finally, the Foreign Fund may not invest in other open-end investment companies. The International Fund, however, is authorized to invest in other investment companies, but only to the extent permitted under the 1940 Act or pursuant to exemptions from the 1940 Act requirements.

                  RISK FACTORS. As with most investments, investments in the Foreign Fund or International Fund involve risks and there can be no guarantee against losses resulting from any investment in either fund, nor can there be any assurance that either fund's investment objective will be obtained. The risks associated with an investment in either fund are substantially similar with any differences outlined below. Because both funds invest in equity and debt securities, investments in the funds involve risks related to changes in economic conditions and fluctuations in the stock and bond markets. The Foreign Fund and the International Fund each intend to invest a substantial portion of their assets in foreign equity securities. The International Fund limits its investments to securities of issuers in a specified list of industrialized countries. The Foreign Fund does not have a similar limitation, and may invest in securities of issuers in any foreign country, developed or developing. Investments in developing countries by the Foreign Fund may involve more of the types of risks associated with foreign investing described below.

                  The funds share certain risks that are inherent when investing in foreign securities that are not typically associated with investments in U.S. securities, including, but not limited to political, social or economic instability in the country of the issuer. In addition, foreign investments may be affected by economic developments, possible withholding taxes, seizure of foreign deposits, changes in currency rates or currency exchange controls, higher transactional costs due to a lack of negotiated commissions, or other governmental restrictions which might affect the amount and types of foreign investments made or the payment of principal or interest on securities in the investment portfolios of the funds. In addition, there may be less information available about these securities and it may be more difficult to obtain or enforce a court judgment in the event of a lawsuit. Both funds are authorized to invest in American or European depository receipts which carry additional risks because the issuers of such receipts are not obligated to disclose material information in the United States.

                  On behalf of the International Fund, TICI manages the International Fund's exposure to various currencies to take advantage of different yield, risk and return characteristics. In this regard, the International Fund may utilize hedging techniques such as the use of forward foreign currency exchange contracts, and may buy or sell options, futures contracts and options on futures contracts relating to foreign indices. While the International Fund engages in such techniques for hedging purposes, and not for speculation, the International Fund is subject certain risks associated with such hedging techniques. In particular, options and futures traded on foreign exchanges generally are not regulated by U.S. authorities and may offer less liquidity and less protection in the event of default by the other party to the contract. The International Fund could also experience losses if the prices of the options and futures positions are poorly correlated with other investments, or if the fund cannot close out its positions because of an illiquid secondary market. The Foreign Fund does not have a stated policy regarding such investments for hedging or any other purpose.

                  The success of the investments by the International Fund in options, futures and forward contracts will depend on judgment of its investment manager and sub-adviser as to trends relating to prices, interest rates and currency rates. These investments can be volatile and may not perform as expected. If a hedge is applied at an inappropriate time or price trends are judged incorrectly, options and futures strategies may lower the fund's returns.

                  Although the Foreign Fund and the International Fund invest their assets primarily in foreign equity securities, each may invest a portion of their assets in debt securities in various denominations. Although debt instruments naturally carry risks such as interest rate risk, whereby the price and value of debt securities are reduced if interest rates rise, the International Fund attempts to limit such risks by investing in investment grade securities which consist of securities in the top four rating classifications by Moody's or S&P, or if not rated, are determined to be of similar quality by the investment manager or sub-adviser. The Foreign Fund, however, may invest in medium quality or high-risk lower quality debt securities that are rated between BBB and as low as CCC by S&P and between Baa and as low as Caa by Moody's. High-risk, lower quality debt securities, commonly referred to as "junk bonds", are regarded, on balance, as predominately speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the obligation and may be in default. In view of the higher risk associated with such investments, the Foreign Fund's Board of Directors has adopted a non-fundamental operating policy limiting investments in such junk bonds to less than 5% of the fund's total assets. The funds may also invest in repurchase agreements which involve risk of loss if a seller defaults on its obligations under the agreement.

                  The Eurodollar bonds and Yankee bonds in which each of the Foreign and International Funds may invest involve risks. Such investment risks may include future political and economic developments, the possible imposition of withholding taxes on interest income payable on the Eurodollar and Yankee obligations held by the respective fund, possible seizure or nationalization and the possible establishment of exchange controls or the adoption of other foreign government laws and restrictions applicable to the payment of Eurodollar and Yankee obligations, which might adversely affect the payment of principal and interest.

                  Unlike the Foreign Fund, the International Fund may loan portfolio securities to qualified institutions on a collateralized basis. As with any extension of credit, loans by the International Fund may be subject to the risks of delay in recovery and loss of rights in the collateral should the borrower of the securities fail financially. However, loans of portfolio securities are only made to firms deemed by the International Fund to be of good standing, and when, in the judgment of the International Fund, the income which can be earned currently from such loans justifies the attendant risk.

                                        INFORMATION ABOUT THE FOREIGN FUND

                  Information about the Foreign Fund is included in its current Prospectus dated January 1, 1996, which is attached to this Prospectus/Proxy Statement and incorporated by reference herein. Additional information about the Foreign Fund is included in a Statement of Additional Information, dated January 1, 1996, which has been filed with the Securities and Exchange Commission and is incorporated by reference herein. A copy of the Statement of Additional Information may be obtained without charge by writing to the Foreign Fund, or calling 1-800/DIAL BEN. The Foreign Fund is subject to the informational requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, as applicable, and, in accordance with such requirements, files proxy materials, reports and other information with the Securities and Exchange Commission. These materials can be inspected and copied at the Public Reference Facilities maintained by the Securities and Exchange Commission at 450 Fifth Street NW, Washington, DC 20549, and at the offices of the fund at 700 Central Avenue, St. Petersburg, FL 33701-3628 and at the Southeast Regional Office of the Securities and Exchange Commission at 1401 Brickell Avenue, Suite 200, Miami, Florida 33131. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, DC 20549, at prescribed rates.



                                     INFORMATION ABOUT THE INTERNATIONAL FUND

                  Information about the International Fund is incorporated herein by reference from the International Fund's current Prospectus dated March 1, 1995, as supplemented, and International Trust's Statement of Additional Information of the same date, a copy of which may be obtained without charge by writing or calling the International Fund's Trust at the address and telephone number shown on the cover page of this Prospectus/Proxy Statement. Reports and other information filed by the International Fund's Trust can be inspected and copied at the Public Reference Facilities maintained by the Securities and Exchange Commission at 450 Fifth Street NW, Washington, DC 20549, and copies of such material can be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, DC 20549, at prescribed rates.

                 VOTING INFORMATION AND PRINCIPAL STOCKHOLDERS

                  In the event that sufficient votes in favor of the proposal set forth in the Notice of Special Meeting of Shareholders are not received by the date of the Meeting, the proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies, even though a quorum is present. Any such adjournment will require the affirmative vote of a majority of the votes cast on the question in person or by proxy at the session of the Meeting to be adjourned. The proxies will be voted in the best interests of management and all shareholders in proposing adjournment or in voting on an adjournment proposed by a shareholder. The costs of any such additional solicitation and of any adjourned session will be shared equally by Global Advisors and Advisers.

                  To the knowledge of International Trust and Templeton Funds, no person owned 5% or more of the outstanding securities of International Trust, Templeton Funds, or any series or class of either investment company as of the record date, although from time to time, the number of fund shares held in "street name" accounts of various securities dealers for the benefit of their clients or in centralized securities depositories may exceed 5% of the total outstanding shares of a fund or series. All of the respective officers and trustees or directors of International Trust and Templeton Funds, as a group, owned less than l% of the outstanding voting securities of International Trust and Templeton Funds, respectively.

                                           TRANSFER AGENT AND CUSTODIAN

                  Franklin/Templeton Investor Services, Inc. serves as the transfer agent and dividend disbursing agent for the Foreign Fund. The main office of Franklin/Templeton Investor Services, Inc., is 777 Mariners Island Boulevard, San Mateo, California 94404. The Chase Manhattan Bank, N.A., One Chase Manhattan Plaza, New York, New York 10081, serves as custodian of the Foreign Fund's assets.

                  Franklin/Templeton Investor Services, Inc. also serves as transfer agent and dividend agent for International Trust. Bank of America NT & SA is the custodian for the assets of the International Fund. The main office of the Bank of America NT & SA is 555 California Street, 4th Floor, San Francisco, California 94104.

                                EXHIBITS TO COMBINED PROXY

                                STATEMENT AND PROSPECTUS


Exhibit

  A Agreement and Plan of Reorganization between Franklin Templeton International Trust and Templeton Funds, Inc.

  B Prospectus dated January 1, 1996 of the Templeton Foreign Fund series of Templeton Funds, Inc.

                                                              EXHIBIT A

                                       AGREEMENT AND PLAN OF REORGANIZATION


         AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement"), made as of this ____ day of ______, 1996 by and between Franklin Templeton International Trust ("International Trust"), a business trust organized under the laws of the State of Delaware in 1991, with its principal place of business at 777 Mariners Island Boulevard, San Mateo, California 94404 and Templeton Funds, Inc. ("Templeton Funds"), a corporation organized under the laws of the State of Maryland in 1977, with its principal place of business at 700 Central Avenue, St. Petersburg, Florida 33701- 3628.

                                              PLAN OF REORGANIZATION

         The reorganization (hereinafter referred to as the "Plan of Reorganization") will consist of (i) the acquisition by Templeton Funds on behalf of the Templeton Foreign Fund series (the "Foreign Fund") of substantially all of the property, assets and goodwill of the Franklin International Equity Fund series of International Trust (the "International Fund") in exchange solely for shares of common stock of the Templeton Foreign Fund--Class I class of the Foreign Series (the "Foreign Class"), $1.00 par value, (ii) the distribution of such shares of common stock of the Foreign Class to the shareholders of the International Fund according to their respective interests, and (iii) the liquidation of the International Fund as soon as practicable after the closing (as defined in Section 3, hereinafter called the "Closing"), all upon and subject to the terms and conditions of this Agreement hereinafter set forth.

                                   AGREEMENT

         In order to consummate the Plan of Reorganization and in consideration of the premises and of the covenants and agreements hereinafter set forth, and intending to be legally bound, the parties hereto covenant and agree as follows:

1. Sale and Transfer of Assets, Liquidation and Dissolution of the International Fund

         (a) Subject to the terms and conditions of this Agreement, and in reliance on the representations and warranties of Templeton Funds herein contained, and in consideration of the delivery by the Foreign Fund of the number of Foreign Class shares hereinafter provided, International Trust agrees that it will convey, transfer and deliver to the Foreign Fund at the

Closing all of the then existing assets of the International Fund free and clear of all liens, encumbrances, and claims whatsoever (other than shareholders' rights of redemption) except for cash, bank deposits, or cash equivalent securities in an estimated amount necessary (1) to pay the costs and expenses of carrying out this Agreement (including, but not limited to, fees of counsel and accountants, and expenses of its liquidation and dissolution contemplated hereunder), which costs and expenses shall be established on the International Fund's books as liability reserves, (2) to discharge its unpaid liabilities on its books at the closing date (as defined in Section 3, hereinafter called the "Closing Date"), including, but not limited to, its income dividends and capital gains distributions, if any, payable for the period prior to the Closing Date, and (3) to pay such contingent liabilities as the trustees shall reasonably deem to exist against the International Fund, if any, at the Closing Date, for which contingent and other appropriate liability reserves shall be established on International Trust' books (hereinafter "Net Assets"). International Trust, on behalf of the International Fund, shall also retain any and all rights which it may have over and against any person which may have accrued up to and including the close of business on the Closing Date.

         (b) Subject to the terms and conditions of this Agreement, and in reliance on the representations and warranties of International Trust herein contained, and in consideration of such sale, conveyance, transfer, and delivery, Templeton Funds agrees at the Closing to deliver to International
Trust the number of Foreign Class shares of common stock ($1.00 par value) determined by dividing the aggregate value of the assets of International Fund on the Closing Date by the net asset value per share of common stock of the Foreign Class as of 1:00 P.M. Pacific time on the Closing Date. All such values shall be determined in the manner and as of the time set forth in Section 2 hereof.

         (c) Immediately following the Closing, the International Fund shall dissolve and distribute pro rata to its shareholders of record as of the close of business on the Closing Date the shares of common stock of the Foreign Class received by the International Fund pursuant to this Section 1. Such liquidation and distribution shall be accomplished by the establishment of accounts on the share records of the Foreign Class of the type and in the amounts due such shareholders based on their respective holdings as of the close of business on the Closing Date. Fractional shares of common stock of the Foreign Class shall be carried to the third decimal place. As promptly as practicable after the Closing, each holder of any outstanding certificate or certificates representing shares of beneficial interest of the International Fund shall be entitled to surrender the same to the transfer agent for the Foreign Class and request in exchange therefor a certificate or certificates representing the number of whole shares of common stock of the Foreign Class into which the shares of beneficial interest of the International Fund theretofore represented by the certificate or certificates so surrendered shall have been converted. Certificates for fractional shares of common stock of the Foreign Class shall not be issued, but shall continue to be carried by the Foreign Class for the account of such shareholder as unissued shares. Until so surrendered, each outstanding certificate which, prior to the Closing, represented shares of beneficial interest of the International Fund shall be deemed for all the Foreign Fund's purposes to evidence ownership of the number of shares of common stock of the Foreign Class into which the shares of beneficial interest of the International Fund (which prior to the Closing were represented thereby) have been converted.

2.       VALUATION

         (a) The value of the International Fund's Net Assets to be acquired by the Templeton Funds on behalf of the Foreign Fund hereunder shall be computed as of 1:00 P.M. Pacific Time on the Closing date using the valuation procedures set forth in the International Trust's currently effective registration statement.

         (b) The net asset value of a share of common stock of the Foreign Class shall be determined to the nearest full cent as of 4:00 P.M. Eastern Time on the Closing Date, using the valuation procedures as set forth in the Foreign Fund's then effective prospectus.

         (c) The net asset value of a share of beneficial interest of the International Fund shall be determined to the nearest full cent as of 1:00 P.M. Pacific Time on the Closing Date, using the valuation procedures as set forth in the International Fund's currently effective registration statement.

3.       CLOSING AND CLOSING DATE

         The Closing Date shall be [_____________________] or such later date as the parties may mutually agree. The Closing shall take place at the principal office of Templeton Funds, 700 Central Avenue, St. Petersburg, Florida 33701-3628 at 5:00 P.M. Eastern Time on the Closing Date. International Trust shall have provided for delivery as of the Closing of those Net Assets to be transferred to the Foreign Fund's Custodian, Chase Manhattan Bank, N.A., Metro Tech Center, Brooklyn, New York 11245. Also, International Trust shall deliver at the Closing a list of names and addresses of the shareholders of record of the International

Fund and the number of shares of beneficial interest of the International Fund owned by each such shareholder, indicating thereon which such shares are represented by outstanding certificates and which by book-entry accounts, all as of 1:00 P.M. Pacific Time on the Closing Date, certified by its Transfer Agent or by its President to the best of their knowledge and belief. Templeton Funds shall issue and deliver a certificate or certificates evidencing the shares of common stock of the Foreign Class to be delivered to said Transfer Agent registered in such manner as International Trust may request, or provide evidence satisfactory to International Trust that such shares of the Foreign Class have been registered in an account on the books of the Foreign Fund in such manner as International Trust may request.

4.       REPRESENTATIONS AND WARRANTIES BY INTERNATIONAL TRUST

         International Trust represents and warrants to Templeton Funds that:

         (a) International Trust is a business trust created under the laws of the State of Delaware by an Agreement and Declaration of Trust dated March 19, 1991, and is validly existing and in good standing under the laws of that state. International Trust is duly registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a diversified, open-end, management investment company and all its shares sold were sold pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "1933 Act"), except for those shares sold pursuant to the private offering exemption for the purpose of raising the required initial capital.

         (b) International Trust is authorized to issue an unlimited number of shares of beneficial interest, par value $0.01 per share, each outstanding share of which is fully paid, non-assessable, fully transferable and has full voting rights. Of such shares, two series of shares have been designated, one of which has been designated as the International Fund.

         (c) The financial statements appearing in International Trust's Annual Report to Shareholders for the period ending October 31, 1995 audited by Coopers & Lybrand, L.L.P., copies of which have been delivered to Templeton Funds, fairly present the financial position of the International Fund as of the respective dates indicated, in conformity with generally accepted accounting principles applied on a consistent basis.

         (d) The books and records of the International Fund made available to Templeton Funds and/or its counsel, accurately summarize the accounting data represented and contain no material omissions with respect to the business and operations of the International Fund.

         (e) International Trust is not a party to or obligated under any provision of its Agreement and Declaration of Trust, bylaws, or any contract or any other commitment or obligation, and is not subject to any order or decree, which would be violated by its execution of or performance under this Agreement.

5.       REPRESENTATIONS AND WARRANTIES BY TEMPLETON FUNDS

         Templeton Funds represents and warrants to International Trust that:

         (a) Templeton Funds is a corporation organized under the laws of the State of Maryland on August 15, 1971, and is validly existing and in good standing under the laws of that state. Templeton Funds is duly registered under the 1940 Act, as a diversified, open-end, management investment company and all its shares sold have been sold pursuant to an effective Registration Statement filed under the 1933 Act, as amended, except for those shares sold pursuant to the private offering exemption for the purpose of raising the required initial capital.

         (b) Templeton Funds' authorized capital stock consists of 2,700,000,000 shares of common stock, with $1.00 par value. The shares are issued in two separate series, one of which is the Foreign Fund, which offers shares in two classes. Of the total authorized capital, 1,000,000,000 shares are classified as Templeton Foreign Fund class I Shares (the "Foreign Class"), and 500,000,000 shares are classified as Templeton Foreign Fund Class II shares. Each outstanding share is fully paid, non-assessable, fully transferable, and has full voting rights. The shares of common stock of the Foreign Class to be issued pursuant to this Agreement and Plan of Reorganization will be fully paid, non-assessable, freely transferable and have full voting rights.

         (c) At the Closing, the shares of common stock of the Foreign Class will be duly qualified for offering to the public in all states of the United States in which the shares of the International Fund are qualified for sale, and there are a sufficient number of such shares registered under the 1933 Act, to permit the transfers contemplated by this Agreement to be consummated.

         (d) The financial statements appearing in Templeton Funds' Annual Report to Shareholders for the fiscal year ending August 31, 1995, audited by McGladrey and Pullen, LLP, copies of which have been delivered to International Trust, fairly present the financial position of the Foreign Fund as of the respective dates indicated and the results of its operations for the periods indicated in conformity with generally accepted accounting principles applied on a consistent basis.

         (e) Templeton Funds is not a party to or obligated under any provision of its Articles of Incorporation, bylaws, or any contract or any other commitment or obligation, and is not subject to any order or decree, which would be violated by its execution of or performance under this Agreement.

6.       REPRESENTATIONS AND WARRANTIES BY INTERNATIONAL TRUST AND
         TEMPLETON FUNDS

         International Trust and Templeton Funds each represents and warrants to the other that:

         (a) The statement of assets and liabilities to be furnished by it, as of 1:00 P.M. Pacific Time (4:00 P.M. Eastern Time) on the Closing Date, for the purpose of determining the number of shares of common stock of the Foreign Class to be issued pursuant to Section 1 of this Agreement will accurately reflect its Net Assets in the case of the International Fund and its net assets in the case of the Foreign Fund and Foreign Class, and outstanding shares of beneficial interest or shares of common stock, as the case may be, as of such date in conformity with generally accepted accounting principles applied on a consistent basis.

         (b) At the Closing it will have good and marketable title to all of the securities and other assets shown on the statement of assets and liabilities referred to in "(a)" above, free and clear of all liens or encumbrances of any nature whatever except such imperfections of title or encumbrances as do not materially detract from the value or use of the assets subject thereto, or materially affect title thereto.

         (c) Except as disclosed in its currently effective prospectus, there is no material suit, judicial action, or legal or administrative proceeding pending or threatened against it.

         (d) There are no known actual or proposed deficiency assessments with respect to any taxes payable by it.

         (e) The execution, delivery and performance of this Agreement have been duly authorized by all necessary action of its Board of Trustees or Board of Directors, respectively, and this Agreement constitutes its valid and binding obligation enforceable in accordance with its terms.

         (f) It anticipates that consummation of this Agreement will not cause the International Fund, as to International Trust, and the Foreign Fund, as to Templeton Funds, to fail to conform to the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), for Federal income taxation as a regulated investment company at the end of its fiscal year.

         (g) It has the necessary power and authority to conduct its business as such business is now being conducted.

            7. COVENANTS OF INTERNATIONAL TRUST AND TEMPLETON FUNDS

         (a) International Trust and Templeton Funds each covenant to operate their respective businesses as presently conducted between the date hereof and the Closing.

         (b) International Trust undertakes that it will not acquire the Foreign Fund's shares for the purpose of making distributions thereof other than to the International Fund's shareholders.

         (c) International Trust and Templeton Funds each agree that by the Closing, all of its Federal and other tax returns and reports required by law to be filed on or before such date shall have been filed and all Federal and other taxes shown as due on said returns shall have either been paid or adequate liability reserves shall have been provided for the payment of such taxes.

         (d) International Trust will at the Closing provide Templeton Funds with a copy of the shareholder ledger accounts for all the shareholders of record of the International Fund as of 1:00 P.M. Pacific Time on the Closing Date, who are to become shareholders of the Foreign Fund as a result of the transfer of assets which is the subject of this Agreement, certified by its Transfer Agent or its President to the best of their knowledge and belief.

         (e) International Trust agrees to mail to each shareholder of record of the International Fund entitled to vote at the meeting of shareholders at which action on this Agreement is to be considered, in sufficient time to comply with requirements as to notice thereof, a Combined Proxy Statement and Prospectus which complies in all material respects with the applicable provisions of
Section 14(a) of the Securities Exchange Act of 1934, as amended, and Section 20(a) of the 1940 Act and the rules and regulations, respectively, thereunder.

         (f) Templeton Funds will file with the Securities and Exchange Commission a Registration Statement on Form N-14 under the 1933 Act ("Registration Statement") relating to the shares of common stock of the Foreign Class issuable hereunder, and will use its best efforts to provide that the Registration Statement becomes effective as promptly as practicable. At the time the Registration Statement becomes effective, it (i) will comply in all material respects with the applicable provisions of the 1933 Act, and the rules and regulations promulgated thereunder; and (ii) will not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; at the time the Registration Statement becomes effective, at the time of the International Fund's shareholders' meeting, and at the Closing Date, the prospectus and statement of additional information included therein will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

8.       CONDITIONS PRECEDENT TO BE FULFILLED BY INTERNATIONAL TRUST
         AND TEMPLETON FUNDS

         The  obligations  of   International   Trust  and  Templeton  Funds  to
effectuate this Agreement and the Plan of Reorganization hereunder shall be subject to the following respective conditions:

         (a) That (1) all the representations and warranties of the other party contained herein shall be true and correct as of the Closing with the same effect as though made as of and at such date; (2) the other party shall have performed all obligations required by this Agreement to be performed by it prior to the Closing; and (3) the other party shall have delivered to such party a certificate signed by the President and by the Secretary or equivalent officer to the foregoing effect.

         (b) That the other party shall have delivered to such party a copy of the resolutions approving this Agreement adopted by the other party's Board of Directors or Trustees, as relevant, certified by the Secretary or equivalent officer.

         (c) That the Securities and Exchange Commission shall not have issued an unfavorable management report under Section 25(b) of the 1940 Act nor instituted nor threatened to institute any proceeding seeking to enjoin consummation of the Plan of Reorganization under Section 25(c) of the 1940 Act and no other legal, administrative or other proceeding shall be instituted or threatened which would materially affect the financial condition of either party or would prohibit the transactions contemplated hereby.

         (d) That the holders of at least a majority of the outstanding shares of beneficial interest of the International

Fund shall have voted in favor of the adoption of this Agreement and the Plan of Reorganization contemplated hereby at an annual or special meeting.

         (e) That International Trust, as to the International Fund, shall have declared a distribution or distributions prior to the Closing Date which, together with all previous distributions, shall have the effect of distributing to the shareholders of the International Fund and the Foreign Fund (i) all of its net investment income and all of its net realized capital gains, if any, for the period from the close of its last fiscal year to 1:00 P.M. Pacific Time for International Fund and 4:00 P.M. Eastern Time for Foreign Fund on the Closing Date, and (ii) any undistributed net investment income and net realized capital gains from any period to the extent not otherwise declared for distribution.

         (f) That there shall be delivered to International Trust and Templeton Funds an opinion from Messrs. Stradley, Ronon, Stevens & Young, LLP, counsel to International Trust, to the effect that provided the acquisition contemplated hereby is carried out in accordance with this Agreement:

                  (1) Provided the acquisition is carried out in accordance with the applicable laws of Maryland and Delaware, the acquisition by the Foreign Fund of substantially all the assets of the International Fund as provided for herein in exchange for the Foreign Fund shares will qualify as a reorganization within the meaning of Section 368(a)(1)(C) of the Code, and the International Fund and the Foreign Fund will each be a party to the respective reorganization within the meaning of Section 368(b) of the Code;

                  (2) No gain or loss will be recognized by the International Fund upon the transfer of substantially all of its assets to the Foreign Fund in exchange solely for voting shares of the Foreign Class (Sections 361(a) and 357(a));

                  (3) No gain or loss will be recognized by the Foreign Fund upon the receipt of substantially all of the assets of the International Fund in exchange solely for voting shares of the Foreign Class (Section 1032(a));

                  (4) The basis of the assets of the International Fund received by the Foreign Fund will be the same as the basis of such assets to the International Fund immediately prior to the exchange (Section 362(b));

                  (5) The holding period of the assets of the International Fund received by the Foreign Fund will include the period during which such assets were held by the International
Fund (Section 1223(2));

                  (6) No gain or loss will be recognized to the shareholders of the International Fund upon the exchange of their shares in the International Fund for voting shares of the Foreign Class (Section 354(a));

                  (7) The basis of the Foreign Class shares received by the International Fund's shareholders shall be the same as the basis of the shares of the International Fund exchanged therefor (Section 358(a)(1));

                  (8) The holding period of the Foreign Class shares received by the International Fund's shareholders will include the holding period of the International Fund's shares surrendered in exchange therefor, provided that the International Fund's shares were held as a capital asset on the date of the exchange (Section 1223(1)); and

                  (9) the Foreign Fund will succeed to and take into account as of the date of the proposed transfer the items of the International Fund described in Section 381(c) of the Code, including the earnings and profits, or deficit in earnings and profits, of the International Fund as of the date of the exchange (ss.381(a) of the Code and Income Tax Regulation ss.1.381-1(a)), subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Income Tax Regulations thereunder.

         In giving the opinions set forth above,  this counsel may state that it
is  relying  on  certain   assumptions   and   representations   received   from
International Trust and Templeton Funds.

         (g) That Templeton Funds shall have received an opinion in form and substance satisfactory to it from Messrs. Stradley, Ronon, Stevens & Young, LLP, counsel to International Trust, to the effect that, subject in all respects to the effects of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and other laws now or hereafter affecting generally the enforcement of creditors' rights:

                  (1) International Trust was organized under the laws of the State of Delaware by an Agreement and Declaration of Trust dated March 19, 1991, and is validly existing as a business trust and in good standing under the laws of the State of Delaware;

                  (2) International Trust is authorized to issue an unlimited number of shares of beneficial interest, par value

$0.01 per share. The International Fund has been designated as a series of shares of International Trust, and an unlimited number of shares of beneficial interest have been allocated to such series. Assuming that the initial shares of beneficial interest were issued in accordance with the 1940 Act and the Agreement and Declaration of Trust and bylaws of International Trust, and that all other outstanding shares of the International Fund were sold, issued and paid for in accordance with the terms of the International Fund's prospectus in effect at the time of such sales, each such outstanding share is fully paid, non-assessable, fully transferable and has full voting rights;

                  (3) International Trust is an open-end, diversified investment company of the management type registered as such under the 1940 Act;

                  (4) Except as disclosed in International Trust's current prospectus, such counsel does not know of any material suit, action, or legal or administrative proceeding pending or threatened against International Trust, the unfavorable outcome of which would materially and adversely affect International Trust or the International Fund;

                  (5) All actions required to be taken by International Trust to authorize this Agreement and to effect the Plan of Reorganization contemplated hereby have been duly authorized by all necessary action on the part of International Trust; and

                  (6) This Agreement is the legal, valid and binding obligation of International Trust and is enforceable against International Trust in accordance with its terms.

         In giving the opinions set forth above, this counsel may state that it is relying on certificates of the officers of International Trust with regard to matters of fact and certain certifications and written statements of governmental officials with respect to the good standing of International Trust.

         (h) That International Trust shall have received an opinion in form and substance satisfactory to it from Messrs. Dechert, Price & Rhoads, counsel to Templeton Funds, to the effect that, subject in all respects to the effects of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other laws now or hereafter affecting generally the enforcement of creditors' rights:

                  (1) Templeton Funds was incorporated under the laws of the State of Maryland on August 15, 1977, and is validly existing and in good standing under the laws of that state;

                  (2) Templeton Funds has an authorized capital of 3,200,000,000 shares of common stock, with $1.00 par value. Of the 1,500,000,000 shares designated as the Foreign Fund, 1,000,000,000 are classified as the Templeton
Foreign Fund Class I Shares, and 500,000,000 are classified as the Templeton Foreign Fund Class II Shares. Assuming that the initial capital shares of Templeton Funds were issued in accordance with the 1940 Act, as amended, and its Articles of Incorporation and that all other shares were sold, issued and paid for in accordance with the terms of Templeton Funds' prospectus in effect at the time of such sales, each such outstanding share of the Foreign Class is fully paid, non-assessable, freely transferable and has full voting rights;

                  (3) Templeton Funds is an open-end, diversified investment company of the management type registered as such under the 1940 Act, as amended;

                  (4) Except as disclosed in Templeton Funds' currently effective prospectus, such counsel does not know of any material suit, action, or legal or administrative proceeding pending or threatened against Templeton Funds, the unfavorable outcome of which would materially and adversely affect Templeton Funds or the Foreign Fund;

                  (5) The shares of common stock of the Foreign Class to be issued pursuant to the terms of this Agreement have been duly authorized and, when issued and delivered as provided in this Agreement, will have been validly issued and fully paid and will be non-assessable by the Foreign Fund;

                  (6) All corporate actions required to be taken by Templeton Funds to authorize this Agreement and to effect the Plan of Reorganization have been duly authorized by all necessary corporate action on the part of Templeton Funds;

                  (7) Neither the execution, delivery nor performance of this Agreement by Templeton Funds violates any provision of its Certificate of Incorporation, its bylaws, or the provisions of any agreement or other instrument, known to such counsel to which Templeton Funds is a party or by which Templeton Funds is otherwise bound; this Agreement is the legal, valid and binding obligation of Templeton Funds and is enforceable against Templeton Funds in accordance with its terms; and

                  (8) The Registration Statement of which the Prospectus of Templeton Funds and the Foreign Fund is a part, dated January 1, 1996, (the "Prospectus"), is, at the time of the signing of this Agreement, effective under the 1933 Act, and to the best knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement has been issued, and no proceedings for such purpose have been instituted or are pending before or threatened by the Securities and Exchange Commission under the 1933 Act, and nothing has come to its attention which causes it to believe that at the time the Prospectus became effective, or at the time of the signing of this Agreement, or at the Closing, such Prospectus (except for the financial statements and other financial and statistical data included therein, as to which counsel need express no opinion), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and such counsel know of no legal or government proceedings required to be described in the Prospectus or of any contract or document of a character required to be described in the Prospectus that is not described as required.

         In giving the opinions set forth above, this counsel may state that it is relying on certificates of the officers of Templeton Funds with regard to matters of fact and certain certifications and written statements of governmental officials with respect to the good standing of Templeton Funds.

         (i) That International Trust shall have received a certificate from the President and Secretary of Templeton Funds to the effect that the statements contained in the Foreign Fund Prospectus dated January 1, 1996, at the time the Prospectus became effective, at the date of the signing of this Agreement and at the Closing, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and

         (j) That International Trust shall have received a letter from McGladrey and Pullen, LLP, dated as of the Closing, in form and substance satisfactory to International Trust stating in respect of Templeton Funds that:

                  (1) On the basis of (a) reading the latest available unaudited interim financial statements of Templeton Funds, (b) inquiries of officers of Templeton Funds responsible for financial and accounting matters, (c) reading the minutes of the meetings of the shareholders and the Board of Directors of Templeton Funds for the period from September 1, 1995 to the Closing Date, nothing came to their attention which caused them to believe that during the period from September 1, 1995 to a date specified not more than five days prior to the date of the letter, there were any changes in the shares of common stock of the Foreign Fund, including the Foreign Class, or any decrease in the net investment income or net assets except which may occur in the normal course of operations, including but not limited to changes or decreases which this Agreement discloses have occurred or may occur, as calculated using the procedures set forth in Templeton Funds and the Foreign Fund's currently effective prospectus.

         (k) That Templeton Funds' Registration Statement with respect to the shares of the Foreign Class to be delivered to the International Fund shareholders in accordance with this Agreement shall have become effective, and no stop order suspending the effectiveness of the Registration Statement or any amendment or supplement thereto, shall have been issued prior to the Closing Date or shall be in effect at Closing, and no proceedings for the issuance of such an order shall be pending or threatened on that date.

         (l) That the shares of the Foreign Class to be delivered hereunder shall have been registered with each state commission or agency with which such registration is required in order to permit the shares lawfully to be delivered to each International Fund's shareholder.

         (m) That at the Closing, the International Fund transfers to the Foreign Fund aggregate Net Assets of the International Fund comprising at least 90% in fair market value of the total net assets and 70% of the fair market value of the total gross assets recorded on the books of the International Fund on the Closing Date.

9. BROKERAGE FEES AND EXPENSES

         (a) International Trust and Templeton Funds each represents and warrants to the other that there are no broker or finders fees payable by it in connection with the transactions provided for herein.

         (b) The expenses of entering into and carrying out the provisions of this Agreement shall be borne one-half by Franklin
Advisers, Inc. and one-half by Templeton Global Advisors Ltd.

10.      TERMINATION; POSTPONEMENT; WAIVER; ORDER

         (a) Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated and the Plan of Reorganization abandoned at any time (whether before or after adoption thereof by the shareholders of the International Fund) prior to the Closing or the Closing may be postponed as follows:

                  (1) by mutual consent of International Trust and Templeton Funds;

                  (2) by Templeton Funds if any condition of its obligations set forth in Section 8 has not been fulfilled or waived by Templeton Funds; and

                  (3) by International Trust if any condition of its obligations set forth in Section 8 has not been fulfilled or waived by International Trust.

         An election by International Trust or Templeton Funds to terminate this Agreement and to abandon the Plan of Reorganization shall be exercised respectively by the Board of Trustees of International Trust or the Board of Directors of Templeton Funds.

         (b) If the transactions contemplated by this Agreement have not been consummated by [______________, 1996 (termination date)], the Agreement shall automatically terminate on that date, unless a later date is agreed to by both Templeton Funds and International Trust.

         (c) In the event of termination of this Agreement pursuant to the provisions hereof, the same shall become void and have no further effect, and there shall not be any liability on the part of either International Trust or Templeton Funds or persons who are their trustees, directors, officers, agents or shareholders in respect of this Agreement.

         (d) At any time prior to the Closing, any of the terms or conditions of this Agreement may be waived by either International Trust or Templeton Funds, respectively (whichever is entitled to the benefit thereof), by action taken by the Board of Trustees of International Trust or the Board of Directors of Templeton Funds, if, in the judgment of the Board of Trustees of International Trust or the Board of Directors of Templeton Funds (as the case may be), such action or waiver will not have a material adverse affect on the benefits intended under this Agreement to the holders of shares of the International Fund or the Foreign Fund, on behalf of which such action is taken.

         (e) The respective representations and warranties contained in Sections 4-6 hereof shall expire with, and be terminated by, the Plan of Reorganization, and neither International Trust nor Templeton Funds nor any of their officers, trustees, directors, agents or shareholders shall have any liability with respect to such representations or warranties after the Closing. This provision shall not protect any officer, trustee, director, agent or shareholder of International Trust or Templeton Funds against any liability to the entity for which that officer, trustee, director, agent or shareholder so acts or to its shareholders to which that officer, trustee, director, agent or shareholder would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties in the conduct of such office.

         (f) If any order or orders of the U.S. Securities and Exchange Commission with respect to this Agreement shall be issued prior to the Closing and shall impose any terms or conditions which are determined by action of the Board of Trustees of International Trust and the Board of Directors of Templeton Funds to be acceptable, such terms and conditions shall be binding as if a part of this Agreement without further vote or approval of the shareholders of the International Fund, unless such terms and conditions shall result in a change in the method of computing the number of shares of the Foreign Fund to be issued to the International Fund in which event, unless such terms and conditions shall have been included in the proxy solicitation material furnished to the shareholders of the International Fund prior to the meeting at which the transactions contemplated by this Agreement shall have been approved, this Agreement shall not be consummated and shall terminate unless the International Fund shall promptly call a special meeting of shareholders at which such conditions so imposed shall be submitted for approval.

11.      ENTIRE AGREEMENT AND AMENDMENTS

         This Agreement embodies the entire Agreement between the parties and there are no agreements, understandings, restrictions, or warranties between the parties other than those set forth herein or herein provided for. This Agreement may be amended only by mutual consent of the parties in writing. Neither this Agreement nor any interest herein may be assigned without the prior written consent of the other party.

12.      COUNTERPARTS

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts together shall constitute but one instrument.

13.      NOTICES

         Any notice, report, or demand required or permitted by any provision of this Agreement shall be in writing and shall be deemed to have been given if delivered or mailed, first class postage prepaid, addressed to Franklin Templeton International Trust at 777 Mariners Island Boulevard, P. O. Box 7777, San
Mateo, CA 94403-7777, Attention: Mr. Rupert H. Johnson, Jr., President, or Templeton Funds, Inc. at 700 Central Avenue, St.

Petersburg, Florida 33701-3628, Attention: Mr. Thomas M. Mistele,
Secretary, as the case may be.

14. GOVERNING LAW

         This Agreement shall be governed by and carried out in accordance with the laws of the State of Maryland.


         IN WITNESS WHEREOF, Franklin Templeton International Trust and Templeton Funds, Inc. have each caused this Agreement and Plan of Reorganization to be executed on its behalf by its duly authorized officers, all as of the date and year first-above written.

TEMPLETON FUNDS, INC.

By:________________________________
Thomas M. Mistele
Secretary


FRANKLIN TEMPLETON INTERNATIONAL
TRUST



By:________________________________
Deborah R. Gatzek
Vice President

TEMPLETON FOREIGN FUND                            PROSPECTUS -- JANUARY 1, 1996
-------------------------------------------------------------------------------
INVESTMENT     Templeton Foreign Fund (the "Fund") seeks long-term capital
OBJECTIVE      growth through a flexible policy of investing in stocks and
AND POLICIES   debt obligations of companies and governments outside the
               United States. The Fund is a series of Templeton Funds, Inc.
-------------------------------------------------------------------------------
PURCHASE OF    Please complete and return the Shareholder Application. If you
SHARES         need assistance in completing this form, please call our
               Shareholder Services Department. The Fund offers two classes to its investors: Templeton Foreign Fund--Class I ("Class I")
               and Templeton Foreign Fund--Class II ("Class II"). Investors
               can choose between Class I Shares, which generally bear a
               higher front-end sales charge and lower ongoing Rule 12b-1 distribution fees ("Rule 12b-1 fees"), and Class II Shares, which generally have a lower front-end sales charge and higher ongoing Rule 12b-1 fees. Investors should consider the
               differences between the two classes, including the impact of sales charges and distribution fees, in choosing the more
               suitable class given their anticipated investment amount and time horizon. See "How to Buy Shares of the Fund--Differences
               Between Class I and Class II ." The minimum initial investment is $100 ($25 minimum for subsequent investments).
-------------------------------------------------------------------------------
PROSPECTUS     This Prospectus sets forth concisely information about the
INFORMATION    Fund that a prospective investor ought to know before
               investing. Investors are advised to read and retain this
               Prospectus for future reference. A Statement of Additional
               Information ("SAI") dated January 1, 1996, has been filed with the Securities and Exchange Commission (the "SEC") and is
               incorporated in its entirety by reference in and made a part of this Prospectus. This SAI is available without charge upon request to Franklin Templeton Distributors, Inc., P.O. Box
               33030, St. Petersburg, Florida 33733-8030 or by calling the
               Fund Information Department.
-------------------------------------------------------------------------------
FUND INFORMATION DEPARTMENT -- 1-800/DIAL BEN
-------------------------------------------------------------------------------
TEMPLETON "STAR" SERVICE (24 hours, seven days a week access to current prices, shareholder account balances/values, last transaction and duplicate account statements) -- 1-800-654-0123
-------------------------------------------------------------------------------
TABLE OF CONTENTS

                        Page
                        ----
EXPENSE TABLE.........    2
FINANCIAL HIGHLIGHTS .    3
GENERAL DESCRIPTION...    4
Investment Objective
 and Policies.........    4
RISK FACTORS..........    5
HOW TO BUY SHARES OF
 THE FUND.............    7
Differences Between
 Class I and
 Class II.............    7
Deciding Which Class
 to Purchase..........    7
Offering Price--Class
 I....................    8
Offering Price--Class
 II...................   10
Net Asset Value
 Purchases
 (Both Classes).......   10
Description of Special
 Net Asset Value
 Purchases............   11
Additional Dealer
 Compensation
 (Both Classes).......   12
Purchasing Class I and
 Class II Shares......   12
Automatic Investment
 Plan.................   13
Institutional
 Accounts.............   13
Account Statements....   13
Templeton STAR
 Service..............  13
Retirement Plans......  14
Net Asset Value.......  14
EXCHANGE PRIVILEGE....  14
Exchanges of Class I
 Shares...............  15
Exchanges of Class II
 Shares...............  15
Transfers.............  16
Conversion Rights.....  16
Exchanges by Timing
 Accounts.............  16
HOW TO SELL SHARES OF
 THE FUND.............  17
Reinstatement
 Privilege............  19
Systematic Withdrawal
 Plan.................  19
Redemptions by
 Telephone............  20
Contingent Deferred
 Sales Charge.........  20
TELEPHONE
 TRANSACTIONS.........  21
Verification
 Procedures...........  21
Restricted Accounts...  21
General...............  22
MANAGEMENT OF THE
 FUND.................  22
Investment Manager....  22
Business Manager......  23
Transfer Agent........  23
Custodian.............  23
Plans of Distribution.  23
Expenses..............  24
Brokerage Commissions.  24
GENERAL INFORMATION...  24
Description of
 Shares/Share
 Certificates.........  24
Voting Rights.........  24
Meetings of
 Shareholders.........  25
Dividends and
 Distributions........  25
Federal Tax
 Information..........  25
Inquiries.............  26
Performance
 Information..........  26
Statements and
 Reports..............  26
WITHHOLDING
 INFORMATION..........  27
CORPORATE RESOLUTION..  28
AUTHORIZATION
 AGREEMENT............  29
THE FRANKLIN TEMPLETON
 GROUP................  30

-------------------------------------------------------------------------------
SHARES OF THE FUND ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK; FURTHER, SUCH SHARES ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. SHARES OF THE FUND INVOLVE INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF CAPITAL.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 EXPENSE TABLE

  The purpose of this table is to assist an investor in understanding the various costs and expenses that a Shareholder will bear directly or indirectly in connection with an investment in the Fund. The figures are estimates of the Fund's expenses for the current fiscal year, restated to reflect current sales charges and Rule 12b-1 fees for each class.

                                                            CLASS I   CLASS II
                                                            -------   --------
SHAREHOLDER TRANSACTION EXPENSES
Maximum Sales Charge Imposed on Purchases (as a percentage
 of Offering Price).......................................    5.75%     1.00%/1/
Deferred Sales Charge.....................................    None/2/   1.00%/3/
Exchange Fee (per transaction)............................   $5.00/4/  $5.00/4/
ANNUAL FUND OPERATING EXPENSES
(as a percentage of average net assets)
Management Fees...........................................    0.63%     0.63%
12b-1 Fees/5/.............................................    0.25%     1.00%
Other Expenses (audit, legal, business management,
 transfer agent and custodian)............................    0.27%     0.27%
Total Fund Operating Expenses.............................    1.15%     1.90%

-------

/1/ Although/Class II has a lower front-end sales charge than Class I, over time the higher Rule 12b-1 fees for Class II may cause Shareholders to pay more for Class II Shares than for Class I Shares. Given the maximum front-end sales charge and the rate of Rule 12b-1 fees for each class, it is estimated that this would take less than six years for Shareholders who maintain total Shares valued at less than $50,000 in the Franklin Templeton Funds. Shareholders with larger investments in the Franklin Templeton Funds will reach the cross-over point more quickly. (See "How to Buy Shares of the Fund.")

/2/ Class/I investments of $1 million or more are not subject to a front-end sales charge; however, a contingent deferred sales charge of 1% is generally imposed on certain redemptions within a "contingency period" of 12 months of the calendar month of such investments. See "How to Sell Shares of the Fund--Contingent Deferred Sales Charge."

/3/ Class/II Shares redeemed within a "contingency period" of 18 months of the calendar month of such investments are subject to a 1% contingent deferred sales charge. See "How to Sell Shares of the Fund--Contingent Deferred Sales Charge."
/4/ $5.00/fee imposed only on Timing Accounts as described under "Exchange
    Privilege." All other exchanges are processed without a fee.

/5/ Annual/Rule 12b-1 fees may not exceed 0.25% of the Fund's average net assets attributable to Class I Shares and 1% of the Fund's average net assets attributable to Class II Shares. Consistent with the National Association of Securities Dealers, Inc.'s rules, it is possible that the combination of front-end sales charges and Rule 12b-1 fees could cause long-term Shareholders to pay more than the economic equivalent of the maximum front-end sales charges permitted under those same rules.

  Investors should be aware that the above table is not intended to reflect in precise detail the fees and expenses associated with an individual's own investment in the Fund. Rather, the table has been provided only to assist investors in gaining a more complete understanding of fees, charges and expenses. The information in this table does not reflect the charge of up to $15 per transaction if a Shareholder requests that redemption proceeds be sent by express mail or wired to a commercial bank account. For a more detailed discussion of these matters, investors should refer to the appropriate sections of this Prospectus.

EXAMPLE

  As required by SEC regulations, the following example illustrates the expenses, including the maximum front-end sales charge and applicable contingent deferred sales charge, that apply to a $1,000 investment in the Fund over various time periods assuming (1) a 5% annual rate of return and (2) redemption at the end of each time period.

                                      ONE YEAR THREE YEARS FIVE YEARS TEN YEARS
                                      -------- ----------- ---------- ---------
      Class I........................   $69        $92        $117      $189
      Class II.......................   $39        $69        $112      $230
      You would pay the following
       expenses on the same
       investment in Class II Shares,
       assuming no redemption........   $29        $69        $112      $230

  For the purpose of this example, it is assumed that a contingent deferred sales charge will not apply to Class I Shares.

  THIS EXAMPLE IS BASED ON THE ESTIMATED ANNUAL OPERATING EXPENSES, INCLUDING FEES SET BY CONTRACT, SHOWN ABOVE AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES, WHICH MAY BE MORE OR LESS THAN THOSE SHOWN. The operating expenses are borne by the Fund and only indirectly by Shareholders as a result of their investment in the Fund. In addition, federal securities regulations require the example to assume an annual rate of return of 5%, but the Fund's actual return may be more or less than 5%.

                             FINANCIAL HIGHLIGHTS

  The following tables of selected financial information have been audited by McGladrey & Pullen, LLP, independent certified public accountants, for the years indicated in their report which is incorporated by reference and which appears in the Fund's 1995 Annual Report to Shareholders. These statements should be read in conjunction with the other financial statements and notes thereto included in the Fund's 1995 Annual Report to Shareholders, which contains further information about the Fund's performance, and which is available to shareholders upon request and without charge.

                                                                   CLASS I
                     -------------------------------------------------------------------------------------------------------------
PER SHARE
OPERATING                                                   YEAR ENDED AUGUST 31,
PERFORMANCE+         -------------------------------------------------------------------------------------------------------------
(for a Share
outstanding
throughout the
year)                   1995        1994        1993        1992        1991       1990      1989      1988       1987      1986
-----------------------------------------------------------------------------------------------------------------------------------
Net asset value,
 beginning of year   $    10.01  $     8.74  $     7.92  $     7.91  $     8.19  $   7.60  $   6.37   $  7.73   $   5.34  $   4.10
-----------------------------------------------------------------------------------------------------------------------------------
Income from
investment
operations
Net investment
 income                     .23         .14         .14         .20         .25       .25       .22       .21        .16       .12
Net realized and
 unrealized gain
 (loss)                     .05        1.39        1.21         .43         .03       .92      1.60      (.97)      2.71      1.25
                     ----------  ----------  ----------  ----------  ----------  --------  --------  --------   --------  --------
Total from
 investment
 operations                 .28        1.53        1.35         .63         .28      1.17      1.82      (.76)      2.87      1.37
                     ----------  ----------  ----------  ----------  ----------  --------  --------  --------   --------  --------
Distributions
Dividends from net
 investment income         (.16)       (.13)       (.19)       (.23)       (.26)     (.25)     (.21)     (.19)      (.13)     (.12)
Distributions from
 net realized
 gains                     (.51)       (.13)       (.34)       (.39)       (.30)     (.33)     (.38)     (.41)      (.35)     (.01)
                     ----------  ----------  ----------  ----------  ----------  --------  --------  --------   --------  --------
Total
 distributions             (.67)       (.26)       (.53)       (.62)       (.56)     (.58)     (.59)      .60       (.48)     (.13)
                     ----------  ----------  ----------  ----------  ----------  --------  --------  --------   --------  --------
Change in net
 asset value               (.39)       1.27         .82        .01         (.28)      .59     1.23      (1.36)      2.39      1.24
-----------------------------------------------------------------------------------------------------------------------------------
Net asset value,
 end of year         $     9.62  $    10.01  $     8.74  $     7.92  $     7.91  $   8.19  $   7.60  $   6.37   $   7.73  $   5.34
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL RETURN*              3.14%      17.94%      18.65%       8.52%       4.17%    16.35%    30.99%    (8.78)%    59.23%    34.39%
RATIOS/SUPPLEMENTAL
 DATA
Net assets, end of
 year (000)          $6,941,238  $5,014,438  $2,667,771  $1,672,161  $1,211,525  $932,995  $438,571  $292,679   $319,649  $185,752
Ratio to average
 net assets of:
 Expenses                  1.15%       1.14%       1.12%       0.94%       0.80%     0.77%     0.81%     0.81%      0.77%     0.79%
 Net investment
  income                   2.81%       1.84%       2.11%       2.92%       3.59%     3.95%     3.65%     3.29%      2.89%     2.99%
Portfolio turnover
 rate                     21.78%      36.75%      21.29%      22.00%      19.24%    11.49%    16.62%    20.37%     14.49%    20.97%
-----------------------------------------------------------------------------------------------------------------------------------

* Total return does not reflect sales charges.

+ Per share amounts for years ended prior to August 31, 1994 have been restated to reflect a 3-for-1 stock split effective February 25, 1994.

PER SHARE OPERATING PERFORMANCE
(For a share outstanding throughout the period)

                                                                    CLASS II
                                                                 ---------------
                                                                 FOR THE PERIOD
                                                                  MAY 1, 1995+
                                                                     THROUGH
                                                                 AUGUST 31, 1995
                                                                 ---------------
Net asset value, beginning of period............................     $  9.16
                                                                     -------
Income from investment operations:
Net investment income...........................................         .03
Net realized and unrealized gain................................         .40
                                                                     -------
Total from investment operations................................         .43
                                                                     -------
Net asset value, end of period..................................     $  9.59
                                                                     =======
TOTAL RETURN*                                                          4.81%
RATIOS/SUPPLEMENTAL DATA
Net assets, end of period (000).................................     $63,428
Ratio of expenses to average net assets.........................       1.90%**
Ratio of net investment income to average net assets............       1.86%**

-------
 * Total return does not reflect sales commissions or the deferred contingent sales charge. Not annualized for periods of less than one year.
** Annualized.
 + Commencement of offering of shares.

                              GENERAL DESCRIPTION

  Templeton Funds, Inc. (the "Company") was incorporated under the laws of Maryland on August 15, 1977 and is registered under the Investment Company Act of 1940, as amended (the "1940 Act") as an open-end diversified investment company. It has two series of Shares, each of which is a separate mutual fund:
Templeton Foreign Fund (the "Fund") and Templeton World Fund. A prospectus for Templeton World Fund is available upon request and without charge from the Principal Underwriter. The Fund has two classes of Common Shares of $1 par value per Share: Templeton Foreign Fund--Class I and Templeton Foreign Fund-- Class II. All Fund Shares outstanding before May 1, 1995 have been redesignated as Class I Shares, and will retain their previous rights and privileges, except for legally required modifications to Shareholder voting procedures, as discussed in "General Information--Voting Rights."

  Shares of the Fund may be purchased (minimum investment of $100 initially and $25 thereafter) at the current Public Offering Price. The current public Offering Price of the Class I Shares is equal to the net asset value per Share (see "How to Buy Shares of the Fund--Net Asset Value"), plus a variable sales charge not exceeding 5.75% of the Offering Price depending upon the amount invested. The current public Offering Price of the Class II Shares is equal to the net asset value per Share, plus a sales charge of 1% of the amount invested. (See "How to Buy Shares of the Fund.")

  INVESTMENT OBJECTIVE AND POLICIES. The Fund's investment objective is long-term capital growth, which it seeks to achieve through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States. Any income realized will be incidental. There can be no assurance that the Fund's investment objective will be achieved.

  Although the Fund generally invests in common stock, it may also invest in preferred stocks and certain debt securities (which may include structured investments, as described in the SAI under "Investment Objectives and Policies--Structured Investments"), rated or unrated, such as convertible bonds and bonds selling at a discount. Whenever, in the judgment of the Investment Manager, market or economic conditions warrant, the Fund may, for temporary defensive purposes, invest without limit in U.S. Government securities, bank time deposits in the currency of any major nation and commercial paper meeting the quality ratings set forth under "Investment Objective and Policies" in the SAI, and purchase from banks or broker-dealers Canadian or U.S. Government securities with a simultaneous agreement by the seller to repurchase them within no more than seven days at the original purchase price plus accrued interest.

  The Fund may purchase sponsored or unsponsored American Depositary Receipts ("ADRs"), European Depositary Receipts ("EDRs") and Global Depositary Receipts ("GDRs") (collectively, "Depositary Receipts"). The Fund may invest no more than 5% of its total assets in securities issued by any one company or government, exclusive of U.S. Government securities. Although the Fund may invest up to 25% of its assets in a single industry, it has no present intention of doing so. The Fund may not invest more than 5% of its assets in warrants (exclusive of warrants acquired in units or attached to securities) nor more than 10% of its assets in securities with a limited trading market. The Investment Objective and Policies described above, as well as most of the Investment Restrictions described in the SAI, cannot be changed without Shareholder approval. The Fund invests for long-term growth of capital and does not intend to place emphasis upon short-term trading profits. Accordingly, the Fund expects to have a portfolio turnover rate of less than 50%.

                                 RISK FACTORS

  Shareholders should understand that all investments involve risk and there can be no guarantee against loss resulting from an investment in the Fund, nor can there be any assurance that the Fund's investment objective will be attained. As with any investment in securities, the value of, and income from, an investment in the Fund can decrease as well as increase, depending on a variety of factors which may affect the values and income generated by the Fund's portfolio securities, including general economic conditions and market factors. In addition to the factors which affect the value of individual securities, a Shareholder may anticipate that the value of the Shares of the Fund will fluctuate with movements in the broader equity and bond markets. A decline in the stock market of any country in which the Fund is invested may also be reflected in declines in the price of the Shares of the Fund. Changes in currency valuations will also affect the price of the Shares of the Fund. History reflects both decreases and increases in worldwide stock markets and currency valuations, and these may reoccur unpredictably in the future. The value of debt securities held by the Fund generally will vary inversely with changes in prevailing interest rates. Additionally, investment decisions made by the Investment Manager will not always be profitable or prove to have been correct. The Fund is not intended as a complete investment program.

  The Fund has the right to purchase securities in any foreign country, developed or developing. Investors should consider carefully the substantial risks involved in investing in securities issued by companies and governments of foreign nations, which are in addition to the usual risks inherent in domestic investments. There is the possibility of expropriation, nationalization or confiscatory taxation, taxation of income earned in foreign nations or other taxes imposed with respect to investments in foreign nations, foreign exchange controls (which may include suspension of the ability to transfer currency from a given country), foreign investment controls on daily stock market movements, default in foreign government securities, political or social instability, or diplomatic developments which could affect investments in securities of issuers in foreign nations. Some countries may withhold portions of interest and dividends at the source. In addition, in many countries there is less publicly available information about issuers than is available in reports about companies in the United States. Foreign companies are not generally subject to uniform accounting, auditing and financial reporting standards, and auditing practices and requirements may not be comparable to those applicable to United States companies. The Fund may encounter difficulties or be unable to vote proxies, exercise shareholder rights, pursue legal remedies, and obtain judgments in foreign courts.

  Brokerage commissions, custodial services, and other costs relating to investment in foreign countries are generally more expensive than in the United States. Foreign securities markets also have different clearance and settlement procedures, and in certain markets there have been times when settlements have been unable to keep pace with the volume of securities transactions, making it difficult to conduct such transactions. Delays in settlement could result in temporary periods when assets of the Fund are uninvested and no return is earned thereon. The inability of the Fund to make intended security purchases due to settlement problems could cause the Fund to miss attractive investment opportunities. Inability to dispose of portfolio securities due to settlement problems could result either in losses to the Fund due to subsequent declines in value of the portfolio security or, if the Fund has entered into a contract to sell the security, could result in possible liability to the purchaser.

  In many foreign countries, there is less government supervision and regulation of business and industry practices, stock exchanges, brokers and listed companies than in the United States. There is an increased risk, therefore, of uninsured loss due to lost, stolen, or counterfeit stock certificates. In addition, the foreign securities markets of many of the countries in which the Fund may invest may also be smaller, less liquid, and subject to greater price volatility than those in the United States. The Fund may invest in Eastern European countries, which involves special risks that are described under "Risk Factors" in the SAI.

  Prior governmental approval of foreign investments may be required under certain circumstances in some developing countries, and the extent of foreign investment in domestic companies may be subject to limitation in other developing countries. Foreign ownership limitations also may be imposed by the charters of individual companies in developing countries to prevent, among other concerns, violation of foreign investment limitations.

  Repatriation of investment income, capital and proceeds of sales by foreign investors may require governmental registration and/or approval in some developing countries. The Fund could be adversely affected by delays in or a refusal to grant any required governmental registration or approval for such repatriation.

  Further, the economies of developing countries generally are heavily dependent upon international trade and, accordingly, have been and may continue to be adversely affected by trade barriers, exchange controls, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which they trade. These economies also have been and may continue to be adversely affected by economic conditions in the countries with which they trade.

  Depositary Receipts may not necessarily be denominated in the same currency as the underlying securities into which they may be converted. In addition, the issuers of the securities underlying unsponsored Depositary Receipts are not obligated to disclose material information in the United States and, therefore, there may be less information available regarding such issuers and there may not be a correlation between such information and the market value of the Depositary Receipts. Depositary Receipts also involve the risks of other investments in foreign securities, as discussed above.

  The Fund is authorized to invest in medium quality or high-risk, lower quality debt securities that are rated between BBB and as low as CCC by Standard & Poor's Corporation ("S&P") and between Baa and as low as Caa by Moody's Investors Service, Inc. ("Moody's") or, if unrated, are of equivalent investment quality as determined by the Investment Manager. As an operating policy, which may be changed by the Board of Directors without Shareholder approval, the Fund will not invest more than 5% of its total assets in debt securities rated lower than BBB by S&P or Baa by Moody's. See "Investment Objectives and Policies--Debt Securities" in the SAI for descriptions of debt securities rated BBB by S&P and Baa by Moody's. The Board may consider a change in this operating policy if, in its judgment, economic conditions change such that a higher level of investment in high-risk, lower quality debt securities would be consistent with the interests of the Fund and its Shareholders. High-risk, lower quality debt securities, commonly referred to as "junk bonds," are regarded, on balance, as predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligation and may be in default. Unrated debt securities are not necessarily of lower quality than rated securities but they may not be attractive to as many buyers. Regardless of rating levels, all debt securities considered for purchase (whether rated or unrated) will be carefully analyzed by the Investment Manager to insure, to the extent possible, that the planned investment is sound. The Fund may, from time to time, purchase defaulted debt securities if, in the opinion of the Investment Manager, the issuer may resume interest payments in the near future. The Fund will not invest more than 10% of its total assets in defaulted debt securities, which may be illiquid.

  The Fund usually effects currency exchange transactions on a spot (i.e., cash) basis at the spot rate prevailing in the foreign exchange market. However, some price spread on currency exchange (to cover service charges) will be incurred when the Fund converts assets from one currency to another. There are further risk considerations, including possible losses through the holding of securities in domestic and foreign custodial banks and depositories, described in the SAI.

                         HOW TO BUY SHARES OF THE FUND

  Shares of the Fund may be purchased at the Offering Price through any broker which has a dealer agreement with Franklin Templeton Distributors, Inc. ("FTD"), the Principal Underwriter for the Shares of the Fund, or directly from FTD upon receipt by FTD of a completed Shareholder Application and check. Shares of both classes of the Fund are offered at their respective public Offering Prices, which are determined by adding the net asset value per Share plus a front-end sales charge, next computed (i) after the Shareholder's securities dealer receives the order which is promptly transmitted to the Fund or (ii) after receipt of an order by mail from the Shareholder directly in proper form (which generally means a completed Shareholder Application accompanied by negotiable check). The minimum initial investment is $100, and subsequent investments must be $25 or more. These minimums may be waived when the Shares are being purchased through retirement plans providing for regular periodic investments, as described below under "Retirement Plans."

  DIFFERENCES BETWEEN CLASS I AND CLASS II. The differences between Class I and Class II Shares lie primarily in their front-end and contingent deferred sales charges and Rule 12b-1 fees as described below.

  Class I. All Fund Shares outstanding before the implementation of the multiclass structure have been redesignated as Class I Shares, and will retain their previous rights and privileges. Voting rights of each class will be the same on matters affecting the Fund as a whole, but each will vote separately on matters affecting its class. Class I Shares are generally subject to a variable sales charge upon purchase and not subject to any sales charge upon redemption. Class I Shares are subject to Rule 12b-1 fees of up to an annual maximum of 0.25% of average daily net assets of such Shares. With this multiclass structure, Class I Shares have higher front-end sales charges than Class II Shares and comparatively lower Rule 12b-1 fees. Class I Shares may be purchased at reduced front-end sales charges, or at net asset value if certain conditions are met. In most circumstances, contingent deferred sales charges will not be assessed against redemptions of Class I Shares. See "Management of the Fund" and "How to Sell Shares of the Fund" for more information.

  Class II. The current public Offering Price of Class II Shares is equal to the net asset value per Share, plus a front-end sales charge of 1% of the amount invested. Class II Shares are also subject to a contingent deferred sales charge of 1% if Shares are redeemed within 18 months of the calendar month of the purchase. In addition, Class II Shares are subject to Rule 12b-1 fees of up to a maximum of 1% per annum of average daily net assets of such Shares, 0.75% of which will be retained by FTD during the first year of investment. Class II Shares have lower front-end sales charges than Class I Shares and comparatively higher Rule 12b-1 fees. See "How to Sell Shares of the Fund--Contingent Deferred Sales Charge."

  Purchases of Class II Shares are limited to purchases below $1 million. Any purchases of $1 million or more will automatically be invested in Class I Shares, since that is more beneficial to investors. Such purchases, however, may be subject to a contingent deferred sales charge. Investors may exceed $1 million in Class II Shares by cumulative purchases over a period of time. Investors who intend to make investments exceeding $1 million, however, should consider purchasing Class I Shares through a Letter of Intent instead of purchasing Class II Shares.

  DECIDING WHICH CLASS TO PURCHASE. Investors should carefully evaluate their anticipated investment amount and time horizon prior to determining which class of Shares to purchase. Generally, an investor who expects to invest less than $50,000 in the Franklin

Templeton Funds and who expects to make substantial redemptions within approximately six years or less of investment should consider purchasing Class II Shares. However, the higher Rule 12b-1 fees on the Class II Shares will result in higher operating expenses, which will accumulate over time to outweigh the difference in front-end sales charges, and will lower dividends for Class II Shares. For this reason, Class I Shares may be more attractive to long-term investors even if no sales charge reductions are available to them.

  Investors who qualify to purchase Class I Shares at reduced sales charges definitely should consider purchasing Class I Shares, especially if they intend to hold their Shares approximately six years or more. Investors who qualify to purchase Class I Shares at reduced sales charges but who intend to hold their Shares less than approximately six years should evaluate whether it is more economical to purchase Class I Shares through a Letter of Intent or under the cumulative quantity discount rather than purchasing Class II Shares. INVESTORS INVESTING $1 MILLION OR MORE IN A SINGLE PAYMENT AND OTHER INVESTORS WHO QUALIFY TO PURCHASE CLASS I SHARES AT NET ASSET VALUE WILL BE PRECLUDED FROM PURCHASING CLASS II SHARES.

  Each class represents the same interest in the investment portfolio of the Fund and has the same rights, except that each class has a different sales charge, bears the separate expenses of its Rule 12b-1 distribution plan, and has exclusive voting rights with respect to such plan. The two classes also have separate exchange privileges.

  Each class also has a separate schedule for compensating securities dealers for selling Fund Shares. Investors should take all of the factors regarding an investment in each class into account before deciding which class of Shares to purchase.

  OFFERING PRICE--CLASS I. The sales charge for Class I Shares is a variable percentage of the Offering Price depending upon the amount of the sale. The method of calculating net asset value per Share is described under "Net Asset Value."

  The price to the public on purchases of Class I Shares made by a single purchaser, by an individual together with his or her spouse and their children under age 21 and their grandchildren under age 21, or by a single trust or fiduciary account other than an employee benefit plan holding Shares of the Fund on or before February 1, 1995, is the net asset value per Share plus a sales charge not exceeding 5.75% of the Offering Price (equivalent to 6.10% of the net asset value), which is reduced on larger sales as shown below.

                                                            TOTAL SALES CHARGE
                                               --------------------------------------------
                                                AS A PERCENTAGE OF   AS A PERCENTAGE OF NET      PORTION OF TOTAL
AMOUNT OF SALE                                 OFFERING PRICE OF THE   ASSET VALUE OF THE         OFFERING PRICE
AT OFFERING PRICE                                SHARES PURCHASED       SHARES PURCHASED    RETAINED BY DEALERS/1/,/3/
-----------------                              --------------------- ---------------------- --------------------------
Less than $50,000.............................         5.75%                 6.10%                    5.00%
$50,000 but less than $100,000................         4.50%                 4.71%                    3.75%
$100,000 but less than $250,000...............         3.50%                 3.63%                    2.80%
$250,000 but less than $500,000...............         2.50%                 2.56%                    2.00%
$500,000 but less than $1,000,000.............         2.00%                 2.04%                    1.60%
$1,000,000 or more............................         none                   none                (see below)/2/

-------
/1/ Financial institutions or their affiliated brokers may receive an agency transaction fee in the percentages set forth above.
/2/ The following commissions will be paid by FTD, from its own resources, to securities dealers who initiate and are responsible for purchases of $1 million or more: 1% on sales of $1 million but less than $2 million, plus 0.80% on sales of $2 million but less than $3 million, plus 0.50% on sales of $3 million but less than $50 million, plus 0.25% on sales of $50 million but less than $100 million, plus 0.15% on sales of $100 million or more. Dealer concession breakpoints are reset every 12 months for purposes for additional purchases.
/3/ At the discretion of FTD, all sales charges may at times be reallowed to the securities dealer. If 90% or more of the sales commission is reallowed, such securities dealer may be deemed to be an underwriter as that term is defined in the Securities Act of 1933.

  No front-end sales charge applies to investments of $1 million or more, but a contingent deferred sales charge of 1% is imposed on certain redemptions of all or a portion of investments of $1 million or more within 12 months of the calendar month of such investments ("contingency period"). See "How to Sell Shares of the Fund--Contingent Deferred Sales Charge."

  The size of a transaction which determines the applicable sales charge on the purchase of Class I Shares is determined by adding the amount of the Shareholder's current purchase plus the cost or current value (whichever is higher) of a Shareholder's existing investment in one or more of the funds in the Franklin Group of Funds (R) and the Templeton Family of Funds. Included for these aggregation purposes are (i) the mutual funds in the Franklin Group of Funds (R) except Franklin Valuemark Funds and Franklin Government Securities Trust (the "Franklin Funds"); (ii) other investment products underwritten by FTD or its affiliates (although certain investments may not have the same schedule of sales charges and/or may not be subject to reduction); and (iii) the U.S.-registered mutual funds in the Templeton Family of Funds except Templeton Capital Accumulator Fund, Inc., Templeton Variable Annuity Fund, and Templeton Variable Products Series Fund (the "Templeton Funds"). (Franklin Funds and Templeton Funds are collectively referred to as the "Franklin Templeton Funds.") Sales charge reductions based upon aggregate holdings of (i), (ii) and (iii) above ("Franklin Templeton Investments") may be effective only after notification to FTD that the investment qualifies for a discount.

  Other Payments to Securities Dealers. FTD, or one of its affiliates, may make payments, from its own resources, of up to 1% of the amount purchased, to securities dealers who initiate and are responsible for purchases made at net asset value by certain designated retirement plans (as defined below) (excluding IRA and IRA rollovers), certain non-designated plans (as defined below), certain trust companies and trust departments of banks and certain retirement plans of organizations with collective retirement plan assets of $10 million or more. See definitions under "Description of Special Net Asset Value Purchases" below and as set forth in the SAI.

  A sales charge of 4% of the Offering Price (4.17% of the net asset value) is applicable to all purchases of Shares made for any qualified or non-qualified employee benefit plan account which was a Shareholder in the Fund on or before February 1, 1995. Of the 4% sales charge applicable to such purchases, 3.20% of the Offering Price will be retained by dealers.

  Cumulative Quantity Discount. The schedule of reduced sales charges also may be applied to qualifying sales of Class I Shares on a cumulative basis. For this purpose, the dollar amount of the sale is added to the higher of (i) the value (calculated at the applicable Offering Price) or (ii) the purchase price, of Franklin Templeton Investments. The cumulative quantity discount applies to Franklin Templeton Investments owned at the time of purchase by the purchaser, his or her spouse, their children under age 21, and their grandchildren under age 21. In addition, the aggregate investments of a trustee or other fiduciary account (for an account under exclusive investment authority) may be considered in determining whether a reduced sales charge is available, even though there may be a number of beneficiaries of the account. For example, if the investor held Class I Shares valued at $40,000 (or, if valued at less than $40,000, had been purchased for $40,000) and purchased an additional $20,000 of the Fund's Class I Shares, the sales charge for the $20,000 purchase would be at the rate of 4.50%. It is FTD's policy to give investors the best sales charge rate possible; however, there can be no assurance than an investor will receive the appropriate discount unless, at the time of placing the purchase order, the investor or the dealer makes a request for the discount and gives FTD sufficient information to determine whether the purchase will qualify for the discount. On telephone orders from dealers for the purchase of Class I Shares to be registered in "street name," FTD will accept the dealer's instructions with respect to the applicable sales charge rate to be applied. The cumulative quantity discount may be amended or terminated at any time.

  Letter of Intent. An Investor may be eligible for reduced sales charges on all investments in Class I Shares by means of a Letter of Intent ("LOI") which expresses the investor's intention to invest a certain amount within a 13-month period in Class I Shares of the Fund or any other Franklin Templeton Fund. See the Shareholder Application. Except for certain employee benefit plans, the minimum initial investment under an LOI is 5% of the total LOI amount. Except for Shares purchased by certain employee benefit plans, Shares purchased with the first 5% of such amount will be held in escrow to secure payment of the higher sales charge applicable to the Shares actually purchased if the full amount indicated is not purchased, and such escrowed Shares will be involuntarily redeemed to pay the additional sales charge, if necessary. A purchase not originally made pursuant to an LOI may be included under a subsequent LOI executed within 90 days of the purchase. Any redemptions made by Shareholders, other than by certain employee benefit plans, during the 13-month period will be subtracted from the amount of the purchases for purposes of determining whether the terms of the LOI have been completed. For a further description of the LOI, see "Purchase, Redemption and Pricing of Shares -- Letter of Intent" in the SAI.

  Group Purchases. An individual who is a member of a qualified group may also purchase Class I Shares of the Fund at the reduced sales charge applicable to the group as a whole. The sales charge is based upon the aggregate dollar value of Class I Shares previously purchased and still owned by the group, plus the amount of the current purchase. For example, if members of the group had previously invested and still held $80,000 of Class I Shares and now were investing $25,000, the sales charge would be 3.50%. Information concerning the current sales charge applicable to a group may be obtained by contacting FTD.

  A "qualified group" is one which (i) has been in existence for more than six months, (ii) has a purpose other than acquiring Fund Shares at a discount, and
(iii) satisfies uniform criteria which enable FTD to realize economies of scale in its costs of distributing Shares. A qualified group must have more than 10 members, must be available to arrange for group meetings between representatives of the Fund or FTD and the members, must agree to include sales and other materials related to the Fund in its publications and mailings to members at reduced or no cost to FTD, and must seek to arrange for payroll deduction or other bulk transmission of investments to the Fund.

  If an investor selects a payroll deduction plan, subsequent investments will be automatic and will continue until such time as the investor notifies the Fund and the investor's employer to discontinue further investments. Due to the varying procedures to prepare, process and forward the payroll deduction information to the Fund, there may be a delay between the time of the payroll deduction and the time the money reaches the Fund. The investment in the Fund will be made at the Offering Price per Share determined on the day that both the check and payroll deduction data are received in required form by the Fund.

  OFFERING PRICE--CLASS II. Unlike Class I Shares, the front-end sales charges and dealer concessions for Class II Shares do not vary depending on the amount of purchase. The total sales charges or underwriting commissions and dealer concessions for Class II Shares are set forth below.

                                       TOTAL SALES CHARGE
                          --------------------------------------------
                           AS A PERCENTAGE OF     AS A PERCENTAGE OF     PORTION OF TOTAL
AMOUNT OF SALE            OFFERING PRICE OF THE NET ASSET VALUE OF THE    OFFERING PRICE
AT OFFERING PRICE           SHARES PURCHASED       SHARES PURCHASED    RETAINED BY DEALERS*
-----------------         --------------------- ---------------------- --------------------
any amount (less than $1
 million)...............          1.00%                 1.01%                 1.00%

-------
* FTD, or one of its affiliates, may make additional payments to securities dealers, from its own resources, of up to 1% of the amount invested. During the first year following a purchase of Class II Shares, FTD will keep a portion of the Rule 12b-1 fees assessed on those Shares to partially recoup fees FTD pays to securities dealers.

  Class II Shares redeemed within 18 months of their purchase will be assessed a contingent deferred sales charge of 1% on the lesser of the then-current net asset value or the net asset value of such Shares at the time of purchase, unless such charge is waived as described under "How To Sell Shares of the Fund--Contingent Deferred Sales Charge."

  NET ASSET VALUE PURCHASES (BOTH CLASSES). Class I Shares may be purchased without the imposition of a front-end sales charge ("net asset value") or a contingent deferred sales charge by (i) officers, trustees, directors, and full-time employees of the Fund, any of the Franklin Templeton Funds, or Franklin Resources, Inc. and its subsidiaries (the "Franklin Templeton Group"), and their spouses and family members, including any subsequent payments made by such parties after cessation of employment; (ii) companies exchanging Shares with or selling assets pursuant to a merger, acquisition or exchange offer; (iii) insurance company separate accounts for pension plan contracts; (iv) accounts managed by the Franklin Templeton Group; (v) shareholders of Templeton

Institutional Funds, Inc. reinvesting redemption proceeds from that fund under an employee benefit plan qualified under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"), in Shares of the Fund; (vi) certain unit investment trusts and unit holders of such trusts reinvesting their distributions from the trusts in the Fund; (vii) registered securities dealers and their affiliates, for their investment account only; and (viii) registered personnel and employees of securities dealers and their affiliates, and by their spouses and family members, in accordance with the internal policies and procedures of the employing securities dealer.

  For either Class I or Class II, the same class of Shares of the Fund may be purchased at net asset value with the proceeds from (i) a redemption of Shares of the Fund or shares of any other Franklin Templeton Fund, except any of the Franklin Templeton money market funds (unless the redemption proceeds are from Class I shares of a fund with a lower initial sales charge than that charged by the Fund and have been held in that Fund for less than six months), or
(ii) a dividend or distribution paid by any of the Franklin Templeton Funds, within 365 days after the date of the redemption or dividend or distribution. See "How to Sell Shares of the Fund--Reinstatement Privilege." Class II Shareholders may also invest such distributions at net asset value in Class I shares of a Franklin Templeton Fund.

  Class I Shares may be purchased at net asset value and without the imposition of a contingent deferred sales charge by investors who have, within the past 60 days, redeemed an investment in a mutual fund which is not part of the Franklin Templeton Funds, which was subject to a front-end sales charge or a contingent deferred sales charge and which has investment objectives similar to those of the Fund.

  Class I Shares may be purchased at net asset value and without the imposition of a contingent deferred sales charge by broker-dealers who have entered into a supplemental agreement with FTD, or by registered investment advisers affiliated with such broker-dealers, on behalf of their clients who are participating in a comprehensive fee program (also known as a wrap fee program).

  Class I Shares may be purchased at net asset value and without the imposition of a contingent deferred sales charge by anyone who has taken a distribution from an existing retirement plan already invested in the Franklin Templeton Funds (including former participants of the Franklin Templeton Profit Sharing 401(k) plan), to the extent of such distribution. In order to exercise this privilege, a written order for the purchase of Shares of the Fund must be received by Franklin Templeton Trust Company ("FTTC"), the Fund, or Franklin Templeton Investor Services, Inc. (the "Transfer Agent") within 365 days after the plan distribution.

  Class I Shares may also be purchased at net asset value and without the imposition of a contingent deferred sales charge by any state, county or city, or any instrumentality, department, authority or agency thereof which has determined that the Fund is a legally permissible investment and which is prohibited by applicable investment laws from paying a sales charge or commission in connection with the purchase of shares of any registered management investment company (an "eligible governmental authority"). SUCH INVESTORS SHOULD CONSULT THEIR OWN LEGAL ADVISERS TO DETERMINE WHETHER AND TO WHAT EXTENT THE SHARES OF THE FUND CONSTITUTE LEGAL INVESTMENTS FOR THEM. Municipal investors considering investment of proceeds of bond offerings into the Fund should consult with expert counsel to determine the effect, if any, of various payments made by the Fund or its investment manager on arbitrage rebate calculations. If an investment by an eligible governmental authority at net asset value is made through a securities dealer who has executed a dealer agreement with FTD, FTD or one of its affiliates may make a payment, out of its own resources, to such securities dealer in an amount not to exceed 0.25% of the amount invested. Contact Franklin Templeton Institutional Services for additional information.

  DESCRIPTION OF SPECIAL NET ASSET VALUE PURCHASES. Class I Shares may also be purchased at net asset value and without the imposition of a contingent deferred sales charge by certain designated retirement plans, including profit-sharing, pension, 401(k) and simplified employee pension plans ("designated plans"), subject to minimum requirements with respect to number of employees or amount of purchase, which may be established by FTD. Currently, those criteria require that the employer establishing the plan have 200 or more employees or that the amount invested or to be invested during the subsequent 13-month period in the Fund or in any of the Franklin Templeton Investments totals at least $1 million. Employee benefit plans not designated above or qualified under Section 401 of the Code ("non-designated plans") may be afforded the same privilege if they meet the above requirements as well as the uniform criteria for qualified groups previously described under "Group Purchases," which enable FTD to realize economies of scale in its sales efforts and sales-related expenses.

  Class I Shares may be purchased at net asset value and without the imposition of a contingent deferred sales charge by trust companies and bank trust departments for funds over which they exercise exclusive discretionary investment authority and which are held in a fiduciary, agency, advisory, custodial or similar capacity. Such purchases are subject to minimum requirements with respect to amount of purchase, which may be established by FTD. Currently, those criteria require that the amount invested or to be invested during the subsequent 13-month period in the Fund or any of the Franklin Templeton Investments must total at least $1 million. Orders for such accounts will be accepted by mail accompanied by a check, or by telephone or other means of electronic data transfer directly from the bank or trust company, with payment by federal funds received by the close of business on the next business day following such order.

  Class I Shares may be purchased at net asset value and without the imposition of a contingent deferred sales charge by trustees or other fiduciaries purchasing securities for certain retirement plans of organizations with collective retirement plan assets of $10 million or more, without regard to where such assets are currently invested.

  Refer to the SAI for further information regarding net asset value purchases of Class I Shares.

  ADDITIONAL DEALER COMPENSATION (BOTH CLASSES). FTD, or one of its affiliates, from its own resources, may also provide additional compensation to securities dealers in connection with sales of shares of the Franklin Templeton Funds. Compensation may include financial assistance to securities dealers in connection with conferences, sales or training programs for their employees, seminars for the public, advertising, sales campaigns and/or shareholder services and programs regarding one or more of the Franklin Templeton Funds and other dealer-sponsored programs or events. In some instances, this compensation may be made available only to certain securities dealers whose representatives have sold or are expected to sell significant amounts of shares of the Franklin Templeton Funds. Compensation may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives and members of their families to locations within or outside of the United States for meetings or seminars of a business nature. Securities dealers may not use sales of the Fund's Shares to qualify for this compensation to the extent such may be prohibited by the laws of any state or any self-regulatory agency, such as the National Association of Securities Dealers, Inc. In addition, FTD or its affiliates may make ongoing payments to brokerage firms, financial institutions (including banks) and others to facilitate the administration and servicing of shareholder accounts. None of the aforementioned additional compensation is paid for by the Fund or its Shareholders.

  Ongoing payments will be made to qualifying dealers at the annual rate of 0.25% of the average daily net asset value of Class I Shares (annual rate of 0.15% of the average daily net asset value of the Fund Shares purchased prior to January 1, 1993), and 1% of the average daily net asset value of Class II Shares, registered in the name of that broker-dealer as nominee or held in a Shareholder account that designates that broker-dealer as dealer of record. These payments are made in order to promote selling efforts and to compensate dealers for providing certain services, including processing purchase and redemption transactions, establishing Shareholder accounts and providing certain information and assistance with respect to the Fund. For purchases of Class I Shares on or after February 1, 1995 for which FTD advanced a commission to a securities dealer, the dealer will receive ongoing payments beginning in the thirteenth month after the date of purchase. For all purchases of Class II Shares, the dealer will receive payments representing a service fee (0.25% of average daily net asset value of the Shares) beginning in the first month after the date of the purchase, and will receive additional payments representing compensation for distribution (0.75% of average daily net asset value of the Shares) beginning in the thirteenth month after the date of the purchase, and beginning May 1, 1997 for exchanges from Templeton American Trust, Inc. if the exchanged shares were purchased prior to May 1, 1995.

  PURCHASING CLASS I AND CLASS II SHARES. When placing purchase orders, investors should clearly indicate which class of Shares they intend to purchase. A purchase order that fails to specify a class will automatically be invested in Class I Shares. Purchases of $1 million or more in a single payment will be invested in Class I Shares. There are no conversion features attached to either class of Shares.

  Investors who qualify to purchase Class I Shares at net asset value should purchase Class I rather than Class II Shares. See the section "Net Asset Value Purchases (Both Classes)" and "Description of Special Net Asset Value Purchases" above for a discussion of when Shares may be purchased at net asset value.

  As to telephone orders placed with FTD by dealers, the dealer must receive the investor's order before the close of the New York Stock Exchange ("NYSE") and transmit it to FTD by 5:00 p.m., New York time, for the investor to receive that day's Offering Price. Payment for such orders must be by check in U.S. currency and must be promptly submitted to FTD. Orders mailed to FTD by dealers or individual investors are effected at the net asset value of the Fund's Shares next computed after the purchase order accompanied by payment has been received by FTD. Such payment must be by check in U.S. currency drawn on a commercial bank in the U.S. and, if over $100,000, may not be deemed to have been received until the proceeds have been collected unless the check is certified or issued by such bank. Any subscription may be rejected by FTD or by the Fund.

  The Fund may impose a $10 charge against a Shareholder account in the event that a check or draft submitted for the purchase of Fund Shares is returned unpaid to the Fund.

  Investors should promptly check the confirmation advice that is mailed after each purchase (or redemption) in order to insure that it has been accurately recorded in the investor's account.

  AUTOMATIC INVESTMENT PLAN. Investors may accumulate Fund Shares regularly each month by means of automatic debits to their checking accounts ($25 minimum). Forms for this purpose are in the Shareholder Application in this Prospectus. Such a plan is voluntary and may be discontinued by written notice to FTD, which must be received 10 days prior to the collection date, or by FTD upon written notice to the investor at least 30 days prior to the collection date.

  INSTITUTIONAL ACCOUNTS. Institutional investors will likely be required to complete an institutional account application. There may be additional methods of opening accounts and purchasing, redeeming or exchanging Shares of the Fund available for institutional accounts. To obtain an institutional account application or additional information regarding institutional accounts, contact Franklin Templeton Institutional Services at 1-800-321-8563.

  ACCOUNT STATEMENTS. Shareholder accounts are opened in accordance with the Shareholder's registration instructions. Transactions in the account, such as additional investments and dividend reinvestments, will be reflected on regular confirmation statements from the Transfer Agent.

  TEMPLETON STAR SERVICE. From a touch-tone phone, Templeton and Franklin shareholders may access an automated system (day or night) which offers the following features:

  By calling the Templeton STAR Service, shareholders may obtain current price and yield information specific to a Templeton Fund, regardless of class; obtain account information; and request duplicate confirmation or year-end statements and money fund checks, if applicable.

  By calling the Franklin TeleFACTS system, Class I shareholders may obtain current price, yield or other performance information specific to a Class I Franklin Fund; process an exchange into an identically registered Class I Franklin account; obtain account information; and request duplicate confirmation or year-end statements, money fund checks, if applicable, and deposit slips.

  Share prices and account information specific to Templeton Class I or II shares and Franklin Class II shares may also be accessed on TeleFACTS by Franklin and Templeton Class I and Class II shareholders.

  The Templeton STAR Service is accessible by calling 1-800-654-0123. The TeleFACTS system is accessible by calling 1-800-247-1753. TEMPLETON CLASS I AND CLASS II SHARE CODES FOR THE FUND, WHICH WILL BE NEEDED TO ACCESS SYSTEM INFORMATION, ARE 104

AND 204, RESPECTIVELY. The system's automated operator will prompt the caller with easy to follow step-by-step instructions from the main menu. Other features may be added in the future.

  RETIREMENT PLANS. Shares of the Fund may be purchased through various retirement plans including the following plans for which FTTC or its affiliate acts as trustee or custodian: IRAs, Simplified Employee Pensions, 403(b) plans, qualified plans for corporations, self-employed individuals and partnerships, and 401(k) plans. A plan document must be adopted in order for a retirement plan to be in existence. For further information about any of the plans, agreements, applications and annual fees, contact FTD. To determine which retirement plan is appropriate, an investor should contact his or her tax adviser.

  NET ASSET VALUE. The net asset value per Share of each class of the Fund is determined as of the scheduled closing time of the NYSE (generally 4:00 p.m. New York time) each day that the NYSE is open for trading, by dividing the value of the Fund's securities plus any cash and other assets (including accrued interest and dividends receivable) less all liabilities (including accrued expenses) by the number of Shares outstanding, adjusted to the nearest whole cent. A security listed or traded on a recognized stock exchange or NASDAQ is valued at its last sale price on the principal exchange on which the security is traded. The value of a foreign security is determined in its national currency as of the close of trading on the foreign exchange on which it is traded or as of the scheduled closing time of the NYSE (generally 4:00 p.m., New York time), if that is earlier, and that value is then converted into its U.S. dollar equivalent at the foreign exchange rate in effect at noon, New York time, on the day the value of the foreign security is determined. If no sale is reported at that time, the mean between the current bid and asked price is used. Occasionally, events which affect the values of such securities and such exchange rates may occur between the times at which they are determined and the close of the NYSE, and will therefore not be reflected in the computation of the Fund's net asset value. If events materially affecting the value of such securities occur during such period, then these securities will be valued at fair value as determined by the management and approved in good faith by the Board of Directors. All other securities for which over-the-counter market quotations are readily available are valued at the mean between the current bid and asked price. Securities for which market quotations are not readily available and other assets are valued at fair value as determined by the management and approved in good faith by the Board of Directors.

  Each of the Fund's classes will bear, pro-rata, all of the common expenses of the Fund. The net asset value of all outstanding Shares of each class of the Fund will be computed on a pro-rata basis for each outstanding Share based on the proportionate participation in the Fund represented by the value of Shares of such classes, except that the Class I and Class II Shares will bear the Rule 12b-1 expenses payable under their respective plans. Due to the specific distribution expenses and other costs that will be allocable to each class, the dividends paid to each class of the Fund may vary.

                              EXCHANGE PRIVILEGE

  A Shareholder may exchange Shares for the same class of shares of other Franklin Templeton Funds which are eligible for sale in the Shareholder's state of residence and in conformity with such fund's stated eligibility requirements and investment minimums. Some funds, however, may not offer Class II shares. Class I Shares may be exchanged for Class I shares of any Franklin Templeton Funds. Class II Shares may be exchanged for Class II shares of any Franklin Templeton Funds. No exchanges between different classes of shares will be allowed. A contingent deferred sales charge will not be imposed on exchanges. If the exchanged Shares were subject to a contingent deferred sales charge in the original fund purchased, and Shares are subsequently redeemed within 12 months (Class I Shares) or 18 months (Class II Shares) of the calendar month of the original purchase date, a contingent deferred sales charge will be imposed. The period will be tolled (or stopped) for the period Class I Shares are exchanged into and held in a Franklin Templeton money market fund. See also "How to Sell Shares of the Fund--Contingent Deferred Sales Charge."

  Exchange purchases are subject to the minimum investment requirements of the fund purchased and no sales charge generally applies. Exchanges of the same class of shares are made on the basis of the net asset values of the class involved, except as set forth below. Exchanges of shares of a class which were originally purchased without a sales charge will be charged a sales charge in accordance with the terms of the prospectus of the fund and the class of shares being purchased, unless the original investment on which no sales charge was paid was transferred in from a fund on which the investor paid a sales charge. Exchanges of shares from the Franklin Templeton money market funds are subject to applicable sales charges on the funds being purchased, unless the Franklin Templeton money market fund shares were acquired by an exchange from a fund having a sales charge, or by reinvestment of dividends or capital gain distributions. Exchanges of Class I shares of the Fund which were purchased with a lower sales charge to a fund which has a higher sales charge will be charged the difference, unless the shares were held in the original fund for at least six months prior to executing the exchange. All exchanges are permitted only after at least 15 days have elapsed from the date of the purchase of the Shares to be exchanged.

  A Shareholder may exchange Shares by writing to the Transfer Agent (see "How to Sell Shares of the Fund"), by contacting his or her investment dealer or-- if the Shareholder Application indicates that the Shareholder has not declined the option--by telephoning 1-800-632-2301. Telephone exchange instructions must be received by FTD by the scheduled closing time of the NYSE (generally 4:00 p.m., New York time). Telephonic exchanges can involve only Shares in non-certificated form. Shares held in certificate form are not eligible, but may be returned and qualify for these services. All accounts involved in a telephonic exchange must have the same registration and dividend option as the account from which the Shares are being exchanged. The Fund and the Transfer Agent will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Please refer to "Telephone Transactions--Verification Procedures." Forms for declining the telephone exchange privilege and prospectuses of the other funds in the Franklin Templeton Group may be obtained from FTD. Exchange redemptions and purchases are processed simultaneously at the share prices next determined after the exchange order is received. (See "How to Buy Shares of the Fund--Offering Price.") A gain or loss for tax purposes generally will be realized upon the exchange, depending on the tax basis of the Shares redeemed.

  This exchange privilege is available only in states where shares of the fund being acquired may legally be sold and may be modified, limited or terminated at any time by the Fund upon 60 days' written notice. A Shareholder who wishes to make an exchange should first obtain and review a current prospectus of the fund into which he or she wishes to exchange. Broker-dealers who process exchange orders on behalf of their customers may charge a fee for their services. Such fee may be avoided by making requests for exchange directly to the Transfer Agent.

  If a substantial portion of the Fund's Shareholders should, within a short period, elect to redeem their Shares of the Fund pursuant to the exchange privilege, the Fund might have to liquidate portfolio securities it might otherwise hold and incur the additional costs related to such transactions. On the other hand, increased use of the exchange privilege may result in periodic large inflows of money. If this should occur, it is the general policy of the Fund to initially invest this money in short-term, interest-bearing money market instruments, unless it is felt that attractive investment opportunities consistent with the Fund's investment objective exist immediately. Subsequently, this money will be withdrawn from such short-term money market instruments and invested in portfolio securities in as orderly a manner as is possible when attrractive investment opportunities arise.

  EXCHANGES OF CLASS I SHARES. The contingency period of Class I Shares will be tolled (or stopped) for the period such Shares are exchanged into and held in a Franklin Templeton Class I money market fund. If a Class I account has Shares subject to a contingent deferred sales charge, Class I Shares will be exchanged into the new account on a "first-in, first-out" basis. See also "How to Sell Shares of the Fund--Contingent Deferred Sales Charge."

  EXCHANGES OF CLASS II SHARES. When an account is composed of Class II Shares subject to the contingent deferred sales charge, and Shares that are not, the Shares will be transferred proportionately into the new fund. Shares received from reinvestment of dividends and capital gains are referred to as "free Shares," Shares which were originally subject to a contingent deferred sales charge but to which the contingent deferred sales charge no longer applies are called "matured Shares," and Shares still subject to the contingent deferred sales charge are referred to as "CDSC liable Shares." CDSC liable Shares held for different periods of time are considered different types of CDSC liable Shares. For instance, if a Shareholder has $1,000 in free Shares, $2,000 in matured Shares, and $3,000 in CDSC liable Shares, and the Shareholder exchanges $3,000 into a new fund, $500 will be exchanged from free Shares, $1,000 from matured Shares, and $1,500 from CDSC liable Shares. Similarly, if CDSC liable Shares have been purchased at different periods, a proportionate amount will be taken from Shares held for each period. If, for example, the Shareholder holds $1,000 in Shares bought three months ago, $1,000 bought six months ago, and $1,000 bought nine months ago, and the Shareholder exchanges $1,500 into a new fund, $500 from each of these Shares will be exchanged into the new fund.

  The only money market fund exchange option available to Class II Shareholders is the Franklin Templeton Money Fund II ("Money Fund II"), a series of the Franklin Templeton Money Fund Trust. No drafts (checks) may be written on Money Fund II accounts, nor may Shareholders purchase shares of Money Fund II directly. Class II Shares exchanged for shares of Money Fund II will continue to age and a contingent deferred sales charge will be assessed if CDSC liable Shares are redeemed. No other money market funds are available for Class II Shareholders for exchange purposes. Class I Shares may be exchanged for shares of any of the money market funds in the Franklin Templeton Funds except Money Fund II. Draft writing privileges and direct purchases are allowed on these money market funds as described in their respective prospectuses.

  To the extent Shares are exchanged proportionately, as opposed to another method, such as "first-in, first-out," or free Shares followed by CDSC liable Shares, the exchanged Shares may, in some instances, be CDSC liable even though a redemption of such Shares, as discussed elsewhere herein, may no longer be subject to a CDSC. The proportional method is believed by management to more closely meet and reflect the expectations of Class II Shareholders in the event Shares are redeemed during the contingency period. For federal income tax purposes, the cost basis of Shares redeemed or exchanged is determined under the Code without regard to the method of transferring Shares chosen by the Fund for purposes of exchanging or redeeming Shares.

  TRANSFERS. Transfers between identically registered accounts in the same fund and class are treated as non-monetary and non-taxable events, and are not subject to a contingent deferred sales charge. The transferred Shares will continue to age from the date of original purchase. Shares of each class will be transferred on the same basis as described above for exchanges.

  CONVERSION RIGHTS. It is not presently anticipated that Class II Shares will be converted to Class I Shares. A Shareholder may, however, sell Class II Shares and use the proceeds to purchase Class I Shares, subject to all applicable sales charges.

  EXCHANGES BY TIMING ACCOUNTS. In the case of market timing or allocation services ("Timing Accounts"), FTD will deduct an administrative service fee of $5.00 per exchange. Timing Accounts generally include accounts administered so as to redeem or purchase Shares based upon certain predetermined market indicators. In accordance with the terms of their respective prospectuses, certain funds in the Franklin Templeton Group do not accept or may place differing limitations than those described below on exchanges by Timing Accounts.

  The Fund reserves the right to temporarily or permanently terminate the exchange privilege or reject any specific purchase order for any Timing Account or any person whose transactions seem to follow a timing pattern who:
(i) makes an exchange request out of the Fund within two weeks of an earlier exchange request out of the Fund, (ii) makes more than two exchanges out of the Fund per calendar quarter, or (iii) exchanges Shares equal in value to at least $5 million, or more than 1% of the Fund's net assets. Accounts under common ownership or control, including accounts administered so as to redeem or purchase Shares based upon certain predetermined market indicators, will be aggregated for purposes of the exchange limits.

  In addition, the Fund reserves the right to refuse the purchase side of exchange requests by any Timing Account, person, or group if, in the Investment Manager's judgment, the Fund would be unable to invest effectively in accordance with its investment objective and policies, or would otherwise potentially be adversely affected. A Shareholder's exchanges into the Fund may be restricted or refused if the Fund receives or anticipates simultaneous orders affecting significant portions of the Fund's assets. In particular, a pattern of exchanges that coincides with a "market timing" strategy may be disruptive to the Fund and therefore may be refused.

  Finally, as indicated above, the Fund and FTD reserve the right to refuse any order for the purchase of Shares.

                        HOW TO SELL SHARES OF THE FUND

  Shares will be redeemed, without charge, on request of the Shareholder in "Proper Order" to the Transfer Agent. "PROPER ORDER" MEANS THAT THE REQUEST TO REDEEM MUST MEET ALL THE FOLLOWING REQUIREMENTS:

  1. Except as provided below under "Redemptions by Telephone," it must be in writing, signed by the Shareholder(s) exactly in the manner as the Shares are registered, and must specify either the number of Shares, or the dollar amount of Shares, to be redeemed and sent to Franklin Templeton Investor Services, Inc., P.O. Box 33030, St. Petersburg, Florida 33733-8030;

  2. The signature(s) of the redeeming Shareholder(s) must be guaranteed by an "eligible guarantor," including (a) national or state banks, savings associations, savings and loan associations, trust companies, savings banks, industrial loan companies and credit unions; (b) national securities exchanges, registered securities associations and clearing agencies; (c) securities broker-dealers which are members of a national securities exchange or a clearing agency or which have minimum net capital of $100,000; or (d) institutions that participate in the Securities Transfer Agent Medallion Program ("STAMP") or other recognized signature medallion program. A notarized signature will not be sufficient for the request to be in Proper Order. If the Shares are registered in more than one name, the signature of each redeeming Shareholder must be guaranteed. A signature guarantee is not required for redemptions of $50,000 or less, requested by and payable to all Shareholders of record, to be sent to the address of record for that account. However, the Fund reserves the right to require signature guarantees on all redemptions. A signature guarantee is required in connection with any written request for transfer of Shares. Also, a signature guarantee is required if the Fund or the Transfer Agent believes that a signature guarantee would protect against potential claims based on the transfer instructions, including, for example, when (i) the current address of one or more joint owners of an account cannot be confirmed; (ii) multiple owners have a dispute or give inconsistent instructions to the Fund; (iii) the Fund has been notified of an adverse claim; (iv) the instructions received by the Fund are given by an agent, not the actual registered owner; (v) the Fund determines that joint owners who are married to each other are separated or may be the subject of divorce proceedings; or (vi) the authority of a representative of a corporation, partnership, association, or other entity has not been established to the satisfaction of the Fund;

  3. Any outstanding certificates must accompany the request together with a stock power signed by the Shareholder(s), with signature(s) guaranteed as described in Item 2 above;

  4. Liquidation requests of corporate, partnership, trust and custodianship accounts, and accounts under court jurisdiction, require the following documentation to be in proper form:

    . Corporation--(i) Signature guaranteed letter of instruction from the authorized officer(s) of the corporation, and (ii) a corporate resolution in a form satisfactory to the Transfer Agent;
    . Partnership--(i) Signature guaranteed letter of instruction from a general partner and, if necessary, (ii) pertinent pages from the partnership agreement identifying the general partners or other documentation in a form satisfactory to the Transfer Agent;
    . Trust--(i) Signature guaranteed letter of instruction from the trustee(s), and (ii) a copy of the pertinent pages of the trust document listing the trustee(s) or a certificate of incumbency if the trustee(s) are not listed on the account registration;

    . Custodial (other than a retirement account) --Signature guaranteed letter of instruction from the custodian;
    . Accounts under court jurisdiction--Check court documents and the applicable state law since these accounts have varying requirements, depending upon the state of residence; and

  5. Redemption of Shares held in a retirement plan for which FTTC or its affiliate acts as trustee or custodian must conform to the distribution requirements of the plan and the Fund's redemption requirements above. Distributions from such plans are subject to additional requirements under the Code, and certain documents (available from the Transfer Agent) must be completed before the distribution may be made. For example, distributions from retirement plans are subject to withholding requirements under the Code, and the IRS Form W-4P (available from the Transfer Agent) may be required to be submitted to the Transfer Agent with the distribution request, or the distribution will be delayed. Franklin Templeton Investor Services, Inc. and its affiliates assume no responsibility to determine whether a distribution satisfies the conditions of applicable tax laws and will not be responsible for any penalties assessed.

  To avoid delay in redemption or transfer, Shareholders having questions about these requirements should contact the Shareholder Services Department by calling 1-800-632-2301.

  The redemption price will be the net asset value of the Shares next computed after the redemption request in Proper Order is received by the Transfer Agent. A gain or loss for tax purposes generally will be realized upon the redemption, depending on the tax basis of the Shares redeemed. Payment of the redemption price ordinarily will be made by check (or by wire at the sole discretion of the Transfer Agent if wire transfer is requested including name and address of the bank and the Shareholder's account number to which payment of the redemption proceeds is to be wired) within seven days after receipt of the redemption request in Proper Order. However, if Shares have been purchased by check, the Fund will make redemption proceeds available when a Shareholder's check received for the Shares purchased has been cleared for payment by the Shareholder's bank, which, depending upon the location of the Shareholder's bank, could take up to 15 days or more. The check will be mailed by first-class mail to the Shareholder's registered address (or as otherwise directed). Remittance by wire (to a commercial bank account in the same name(s) as the Shares are registered) or express mail, if requested, are subject to a handling charge of up to $15, which will be deducted from the redemption proceeds.

  The Fund, through FTD, also repurchases Shares (whether in certificate or book-entry form) through securities dealers. The Fund normally will accept orders to repurchase such Shares by wire or telephone from dealers for their customers at the net asset value next computed after the dealer has received the Shareholder's request for repurchase, if the dealer received such request before closing time of the NYSE on that day. Dealers have the responsibility of submitting such repurchase requests by calling not later than 5:00 p.m., New York time, on such day in order to obtain that day's applicable redemption price. Repurchase of Shares is for the convenience of Shareholders and does not involve a charge by the Fund; however, securities dealers may impose a charge on the Shareholder for transmitting the notice of repurchase to the Fund. The Fund reserves the right to reject any order for repurchase, which right of rejection might adversely affect Shareholders seeking redemption through the repurchase procedure. Ordinarily payment will be made to the securities dealer within seven days after receipt of a repurchase order and Share certificate (if any) in "Proper Order" as set forth above. The Fund will also accept, from member firms of the NYSE, orders to repurchase Shares for which no certificates have been issued by wire or telephone without a redemption request signed by the Shareholder, provided the member firm indemnifies the Fund and FTD from any liability resulting from the absence of the Shareholder's signature. Forms for such indemnity agreement can be obtained from FTD.

  The Fund may involuntarily redeem an investor's Shares if the net asset value of such Shares is less than $100, except that involuntary redemptions will not result from fluctuations in the value of an investor's Shares. In addition, the Fund may involuntarily redeem the Shares of any investor who has failed to provide the Fund with a certified taxpayer identification number or such other tax-related certifications as the Fund may require. A notice of redemption, sent by first-class mail to the investor's address of record, will fix a date not less than 30 days after the mailing date, and Shares will be redeemed at net asset value at the close of business on that date, unless sufficient additional Shares are purchased to bring the aggregate account value up to $100 or more, or unless a certified taxpayer identification number (or such other information as the Fund has requested) has been provided, as the case may be. A check for the redemption proceeds will be mailed to the investor at the address of record.

  REINSTATEMENT PRIVILEGE. For either Class I or Class II, the same class of Shares of the Fund may be purchased at net asset value with the proceeds from
(i) a redemption of Shares of the Fund or shares of any other Franklin Templeton Fund except any of the Franklin Templeton money market funds (unless the redemption proceeds are from Class I shares of a fund with a lower initial sales charge than that charged by the Fund and have been held in that fund for less than six months), or (ii) a dividend or distribution paid by any of the Franklin Templeton Funds, within 365 days after the date of the redemption or dividend or distribution. Class II Shareholders may also invest such distributions at net asset value in a Class I Franklin Templeton Fund. However, if a Shareholder's original investment was in Class I shares of a fund with a lower sales charge, or no sales charge, the Shareholder must pay the difference. An investor may reinvest an amount not exceeding the proceeds of the redemption or the dividend or distribution. While credit will be given for any contingent deferred sales charge paid on the shares redeemed, a new contingency period will begin. Matured Shares will be reinvested at net asset value and will not be subject to a new contingent deferred sales charge. Shares of the Fund redeemed in connection with an exchange into another fund (see "Exchange Privilege") are not considered "redeemed" for this privilege. In order to exercise this privilege, a written order for the purchase of Shares of the Fund must be received by the Fund or the Fund's Transfer Agent within 365 days after the redemption or the payment date of the distribution. The 365 days, however, do not begin to run on redemption proceeds placed immediately after redemption in a Franklin Bank Certificate of Deposit ("CD") until the CD (including any rollover) matures. Reinvestment at net asset value may also be handled by a securities dealer or other financial institution, who may charge the Shareholder a fee for this service. The redemption is a taxable transaction but reinvestment without a sales charge may affect the tax basis of the Shares reinvested, and the amount of gain or loss resulting from a redemption may be affected by exercise of the reinstatement privilege if the Shares redeemed were held for 90 days or less, or if a Shareholder reinvests in the same fund within 30 days. Reinvestment will be at the next calculated net asset value after receipt.

  SYSTEMATIC WITHDRAWAL PLAN. A Shareholder may establish a Systematic Withdrawal Plan ("Plan") and receive periodic payments from the account provided that the net asset value of the Shares held by the Shareholder is at least $5,000. There are no service charges for establishing or maintaining a Plan. The minimum amount which the Shareholder may withdraw is $50 per withdrawal transaction although this is merely the minimum amount allowed under the Plan and should not be mistaken for a recommended amount. Retirement plans subject to mandatory distribution requirements are not subject to the $50 minimum. The Plan may be established on a monthly, quarterly, semiannual or annual basis. If the Shareholder establishes a Plan, any capital gain distributions and income dividends paid by the Fund to the Shareholder's account must be reinvested for the Shareholder's account in additional Shares at net asset value. Payments are then made from the liquidation of Shares at net asset value on the day of the liquidation (which is generally on or about the 25th of the month) to meet the specified withdrawals. Payments are generally received three to five days after the date of liquidation. By completing the "Special Payment Instructions for Distributions" section of the Shareholder Application included with this Prospectus, a Shareholder may direct the selected withdrawals to another of the Franklin Templeton Funds, to another person, or directly to a checking account. Liquidation of Shares may reduce or possibly exhaust the Shares in the Shareholder's account, to the extent withdrawals exceed Shares earned through dividends and distributions, particularly in the event of a market decline. If the withdrawal amount exceeds the total Plan balance, the account will be closed and the remaining balance will be sent to the Shareholder. As with other redemptions, a liquidation to make a withdrawal payment is a sale for federal income tax purposes. Because the amount withdrawn under the Plan may be more than the Shareholder's actual yield or income, part of such a Plan payment may be a return of the Shareholder's investment.

  Maintaining a Plan concurrently with purchases of additional Shares of the Fund would be disadvantageous because of the sales charge on the additional purchases. Also, redemptions of Class I Shares and Class II Shares may be subject to a contingent deferred sales charge if the Shares are redeemed within 12 months (Class I Shares) or 18 months (Class II Shares) of the calendar month of the original purchase date. The Shareholder should ordinarily not make additional investments of less than $5,000 or three times the annual withdrawals under the Plan during the time such a Plan is in effect.

  With respect to Class I Shares, the contingent deferred sales charge is waived for redemptions through a Systematic Withdrawal Plan set up prior to February 1, 1995. With respect to Systematic Withdrawal Plans set up on or after February 1, 1995, the applicable contingent deferred sales charge is waived for Class I and Class II Share redemptions of up to 1% monthly of an account's net asset value (12% annually, 6% semiannually, 3% quarterly). For example, if a Class I account maintained an annual balance of $1,000,000, only $120,000 could be withdrawn through a once-yearly Systematic Withdrawal Plan free of charge; any amount over that $120,000 would be assessed a 1% (or applicable) contingent deferred sales charge. Likewise, if a Class II account maintained an annual balance of $10,000, only $1,200 could be withdrawn through a once-yearly Systematic Withdrawal Plan free of charge.

  A Plan may be terminated on written notice by the Shareholder or the Fund, and it will terminate automatically if all Shares are liquidated or withdrawn from the account, or upon the Fund's receipt of notification of the death or incapacity of the Shareholder. Shareholders may change the amount (but not below $50) and schedule of withdrawal payments or suspend one such payment by giving written notice to the Transfer Agent at least seven business days prior to the end of the month preceding a scheduled payment. Share certificates may not be issued while a Plan is in effect.

  REDEMPTIONS BY TELEPHONE. Shareholders who file a Telephone Redemption Authorization Agreement (the "Agreement") (a copy of which is included in this Prospectus) may redeem Shares of the Fund by telephone, subject to the Restricted Account exception noted under "Telephone Transactions -- Restricted Accounts." The Fund and the Transfer Agent will employ reasonable procedures to confirm that instructions given by telephone are genuine. Shareholders, however, bear the risk of loss in certain cases as described under "Telephone Transactions -- Verification Procedures."

  For Shareholder accounts with a completed Agreement on file, redemptions of uncertificated Shares or Shares which have previously been deposited with the Fund or the Transfer Agent may be made for up to $50,000 per day per Fund account. Telephone redemption requests received before the scheduled closing time of the NYSE (generally 4:00 p.m., New York time) on any business day will be processed that same day. The redemption check will be sent within seven days, made payable to all the registered owners on the account, and will be sent only to the address of record. Redemption requests by telephone will not be accepted within 30 days following an address change by telephone. In that case, a Shareholder should follow the other redemption procedures set forth in this Prospectus. Institutional accounts which wish to execute redemptions in excess of $50,000 must complete an Institutional Telephone Privileges Agreement which is available from Franklin Templeton Institutional Services by telephoning 1-800-321-8563.

  CONTINGENT DEFERRED SALES CHARGE. In order to recover commissions paid to securities dealers, Class I investments of $1 million or more, and any Class II investments, redeemed within the contingency period of 12 months (Class I) or 18 months (Class II) of the calendar month of their purchase will be assessed a contingent deferred sales charge, unless one of the exceptions described below applies. The charge is 1% of the lesser of the net asset value of the Shares redeemed (exclusive of reinvested dividends and capital gain distributions) or the net asset value at the time of purchase of such Shares, and is retained by FTD. The contingent deferred sales charge is waived in certain instances. See below.

  In determining if a contingent deferred sales charge applies, Shares not subject to a contingent deferred sales charge are deemed to be redeemed first, in the following order: (i) a calculated number of Shares representing amounts attributable to capital appreciation of those Shares held less than the contingency period (12 months in the case of Class I Shares and 18 months in the case of Class II Shares); (ii) Shares purchased with reinvested dividends and capital gain distributions; and (iii) other Shares held longer than the contingency period, and followed by any Shares held less than the contingency period, on a "first in, first out" basis. For tax purposes, a contingent deferred sales charge is treated as either a reduction in redemption proceeds or an adjustment to the cost basis of the Shares redeemed.

  The contingent deferred sales charge on each class of Shares is waived, as applicable, for: exchanges; any account fees; distributions from an individual retirement plan account due to death or disability, or upon periodic distributions based on life expectancy; tax-free returns of excess contributions from employee benefit plans; distributions from employee benefit plans, including those due to plan termination or plan transfer; redemptions through a Systematic Withdrawal Plan set up for Shares prior to February 1, 1995 and, for Systematic Withdrawal Plans set up thereafter, redemptions of up to 1% monthly of an account's net asset value (3% quarterly, 6% semiannually or 12% annually); redemptions initiated by the Fund due to a Shareholder's account falling below the minimum specified account size; and redemptions following the death of the Shareholder or the beneficial owner.

  All investments made during a calendar month, regardless of when during the month the investment occurred, will age one month on the last day of that month and each subsequent month.

  Requests for redemptions for a SPECIFIED DOLLAR amount, unless otherwise specified, will result in additional Shares being redeemed to cover any applicable contingent deferred sales charge, while requests for redemption of a SPECIFIC NUMBER of Shares will result in the applicable contingent deferred sales charge being deducted from the total dollar amount redeemed.

                            TELEPHONE TRANSACTIONS

  Shareholders of the Fund and their investment representative of record, if any, may be able to execute various transactions by calling Shareholder Services at 1-800-632-2301.

  All Shareholders will be able to: (i) effect a change in address; (ii) change a dividend option (see "Restricted Accounts" below); (iii) transfer Fund Shares in one account to another identically registered account in the Fund; (iv) request the issuance of certificates (to be sent to the address of record only); and (v) exchange Fund Shares by telephone as described in this Prospectus. In addition, Shareholders who complete and file an Agreement as described under "How to Sell Shares of the Fund-Redemptions by Telephone" will be able to redeem Shares of the Fund.

  VERIFICATION PROCEDURES. The Fund and the Transfer Agent will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. These will include: recording all telephone calls requesting account activity by telephone, requiring that the caller provide certain personal and/or account information requested by the telephone service agent at the time of the call for the purpose of establishing the caller's identification, and sending a confirmation statement on redemptions to the address of record each time account activity is initiated by telephone. So long as the Fund and the Transfer Agent follow instructions communicated by telephone which were reasonably believed to be genuine at the time of their receipt, neither they nor their affiliates will be liable for any loss to the Shareholder caused by an unauthorized transaction. The Fund and the Transfer Agent may be liable for any losses due to unathorized or fraudulent instructions in the event such reasonable procedures are not followed. Shareholders are, of course, under no obligation to apply for or accept telephone transaction privileges. In any instance where the Fund or the Transfer Agent is not reasonably satisfied that instructions received by telephone are genuine, the requested transaction will not be executed and neither the Fund, the Transfer Agent, nor their affiliates will be liable for any losses which may occur because of a delay in implementing a transaction.

  RESTRICTED ACCOUNTS. Telephone redemptions and dividend option changes may not be accepted on Franklin Templeton retirement accounts. To assure compliance with all applicable regulations, special forms are required for any distribution, redemption, or dividend payment. While the telephone exchange privilege is extended to Franklin Templeton IRA and 403(b) retirement accounts, certain restrictions may apply to other types of retirement plans. Changes to dividend options must also be made in writing.

  To obtain further information regarding distribution or transfer procedures, including any required forms, retirement account Shareholders may call to speak to a Retirement Plan Specialist at 1-800-527-2020.

  GENERAL. During periods of drastic economic or market changes, it is possible that the telephone transaction privileges will be difficult to execute because of heavy telephone volume. In such situations, Shareholders may wish to contact their dealer for assistance, or to send written instructions to the Fund as detailed elsewhere in this Prospectus.

  Neither the Fund nor the Transfer Agent will be liable for any losses resulting from the inability of a Shareholder to execute a telephone transaction. The telephone transaction privilege may be modified or discontinued by the Fund at any time upon 60 days' written notice to Shareholders.

                            MANAGEMENT OF THE FUND

  The Company is managed by its Board of Directors and all powers of the Company are exercised by or under authority of the Board. Information relating to the Directors and Executive Officers is set forth under the heading "Management of the Company" in the SAI.

  The Board has carefully reviewed the multiclass structure to ensure that no material conflict exists between the two classes of Shares. Although the Board does not expect to encounter material conflicts in the future, the Board will continue to monitor the Fund and will take appropriate action to resolve such conflicts if any should later arise.

  In developing the multiclass structure, the Fund has retained the authority to establish additional classes of Shares. It is the Fund's present intention to offer only two classes of Shares, but new classes may be offered in the future.

  INVESTMENT MANAGER. The Investment Manager of the Fund is Templeton Global Advisors Limited, Nassau, Bahamas. The Investment Manager manages the investment and reinvestment of the Fund's assets. The Investment Manager is an indirect wholly owned subsidiary of Franklin Resources, Inc. ("Franklin"). Through its subsidiaries, Franklin is engaged in various aspects of the financial services industry. The Investment Manager and its affiliates serve as advisers for a wide variety of public investment mutual funds and private clients in many nations. The Templeton organization has been investing globally over the past 52 years and, with its affiliates, provides investment management and advisory services to a worldwide client base, including over
4.3 million mutual fund shareholders, foundations, endowments, employee benefit plans and individuals. The Investment Manager and its affiliates have approximately 4,100 employees in the United States, Australia, Scotland, Germany, Hong Kong, Luxembourg, Bahamas, Singapore, Canada and Russia.

  The Investment Manager uses a disciplined, long-term approach to value-oriented global and international investing. It has an extensive global network of investment research sources. Securities are selected for the Fund's portfolio on the basis of fundamental company-by-company analysis. Many different selection methods are used for different funds and clients and these methods are changed and improved by the Investment Manager's research on superior selection methods.

  The Investment Manager performs similar services for other funds and accounts and there may be times when the actions taken with respect to the Fund's portfolio will differ from those taken by the Investment Manager on behalf of other funds and accounts. Neither the Investment Manager and its affiliates, its officers, directors or employees, nor the officers or Directors of the Company are prohibited from investing in securities held by the Fund or other funds and accounts which are managed or administered by the Investment Manager to the extent such transactions comply with the Company's Code of Ethics. Please see "Investment Management and Other Services-- Investment Management Agreement" in the SAI for further information on securities transactions and a summary of the Company's Code of Ethics.

  The Investment Manager does not furnish any other services or facilities for the Fund, although such expenses are paid by some investment advisers of other investment companies. As compensation for its services, the Fund pays the Investment Manager a fee which, during the most recent fiscal year, represented 0.63% of its average daily net assets.

  The lead portfolio manager for the Fund is Mark G. Holowesko. Mr. Holowesko holds a B.A. degree from the College of Holy Cross and an MBA from Babson College. He joined the Templeton organization in 1985, and is responsible for coordinating equity research worldwide for the Investment Manager. Prior to joining the Templeton organization, Mr. Holowesko worked with Roy West Trust Corporation (Bahamas) Limited as an investment administrator. His duties at Roy West included managing trust and individual accounts, as well as conducting research of worldwide equity markets. Jeffrey A. Everett and Sean Farrington exercise secondary portfolio management responsibilities with respect to the Fund. Mr. Everett holds a B.S. degree in finance from Pennsylvania State University. He joined the Templeton organization in 1989 and is Vice President, Portfolio Management/Research, of the Investment Manager. Prior to joining the Templeton organization, Mr. Everett was an investment officer at First Pennsylvania Investment Research, a division of First Pennsylvania Corporation, where he analyzed equity and convertible securities. Mr. Everett was also responsible for coordinating research for Centre Square Investment Group, the pension management subsidiary of First Pennsylvania Corporation. Mr. Farrington holds an A.B. in Economics from Harvard University. He is a member of the Investment Manager's research technology group responsible for the maintenance of the internal research database. Further information concerning the Investment Manager is included under the heading "Investment Management and Other Services" in the SAI.

  BUSINESS MANAGER. Templeton Global Investors, Inc. provides certain administrative facilities and services for the Fund, including payment of salaries of officers, preparation and maintenance of books and records, preparation of tax returns and financial reports, monitoring compliance with regulatory requirements and monitoring tax-deferred retirement plans. For its services, the Business Manager receives a fee equivalent on an annual basis to 0.15% of the combined average daily net assets of the Funds included in the Company (the Fund and Templeton World Fund), reduced to 0.135% of such combined net assets in excess of $200 million, to 0.10% of such assets in excess of $700 million, and to 0.075% of such assets in excess of $1,200 million.

  TRANSFER AGENT. Franklin Templeton Investor Services, Inc. serves as transfer agent and dividend disbursing agent for the Fund.

  CUSTODIAN. The Chase Manhattan Bank, N.A. serves as custodian of the Fund's assets.

  PLANS OF DISTRIBUTION. A separate Plan of Distribution has been approved and adopted for each class ("Class I Plan" and "Class II Plan," respectively, or "Plans") pursuant to Rule 12b-1 under the 1940 Act. The Rule 12b-1 fees charged to each class will be based solely on the distribution and servicing fees attributable to that particular class. Any portion of fees remaining from either Plan after distribution to securities dealers of up to the maximum amount permitted under each Plan may be used by the class to reimburse FTD for routine ongoing promotion and distribution expenses incurred with respect to such class. Such expenses may include, but are not limited to, the printing of prospectuses and reports used for sales purposes, expenses of preparing and distributing sales literature and related expenses, advertisements, and other distribution-related expenses, including a prorated portion of FTD's overhead expenses attributable to the distribution of Fund Shares, as well as any distribution or service fees paid to securities dealers or their firms or others who have executed a servicing agreement with the Fund, FTD or its affiliates.

  The maximum amount which the Fund may pay to FTD or others under the Class I Plan for such distribution expenses is 0.25% per annum of Class I's average daily net assets, payable on a quarterly basis. All expenses of distribution and marketing in excess of 0.25% per annum will be borne by FTD, or others who have incurred them, without reimbursement from the Fund. Under the Class I Plan, costs and expenses not reimbursed in any one given quarter (including costs and expenses not reimbursed because they exceed the applicable limit under the Plan) may be reimbursed in subsequent quarters or years, subject to applicable law. FTD has informed the Fund that the costs and expenses of Class I Shares that may be reimbursable in future quarters or years were $1,260,716 (0.02% of its net assets) at August 31, 1995.

  Under the Class II Plan, the maximum amount which the Fund is permitted to pay to FTD or others for distribution expenses and related expenses is 0.75% per annum of Class II's average daily net assets, payable quarterly. All expenses of distribution, marketing and related services over that amount will be borne by FTD, or others who have incurred them, without reimbursement by the Fund. In addition, the Class II Plan provides for an additional payment by the Fund of up to 0.25% per annum of Class II's average daily net assets as a servicing fee, payable quarterly. This fee will be used to pay securities dealers or other for, among other things, assisting in establishing and maintaining customer accounts and records; assisting with purchase and redemption requests; receiving and answering correspondence; monitoring dividend payments from the Fund on behalf of the customers; or similar activities related to furnishing personal services and/or maintaining Shareholder accounts.

  During the first year following the purchase of Class II Shares, FTD will retain 0.75% per annum of Class II's average daily net assets to partially recoup fees FTD pays to securities dealers. FTD, or its affiliates, may pay, from its own resources, a commission of up to 1% of the amount invested to securities dealers who initiate and are responsible for purchases of Class II Shares.

  Both Plans also cover any payments to or by the Fund, the Investment Manager, FTD, or other parties on behalf of the Fund, the Investment Manager or FTD, to the extent such payments are deemed to be for the financing of any activity primarily intended to result in the sale of Shares issued by the Fund within the context of Rule 12b-1. The payments under the Plans are included in the maximum operating expenses which may be borne by each class of the Fund. For more information including a discussion of the Board's policies with regard to the amount of each Plan's fees, please see the SAI.

  EXPENSES. For the fiscal year ended August 31, 1995, expenses borne by Class I Shares of the Fund amounted to 1.15% of the average net assets of such class and expenses borne by Class II Shares of the Fund amounted to 1.90% (annualized) of the average net assets of such class. See the Expense Table for information regarding estimated expenses for both classes of Shares for the current fiscal year.

  BROKERAGE COMMISSIONS. The Fund's brokerage policies are described under the heading "Brokerage Allocation" in the SAI. The Fund's brokerage policies provide that the receipt of research services from a broker and the sale of Shares by a broker are factors which may be taken into account in allocating securities transactions, so long as the prices and execution provided by the broker equal the best available within the scope of the Fund's brokerage policies.

                              GENERAL INFORMATION

  DESCRIPTION OF SHARES/SHARE CERTIFICATES. The Company's authorized capital consists of 3,200,000,000 Common Shares of $1 par value per Share of which 1,500,000,000 Shares are classified as Templeton Foreign Fund Class I Shares, 500,000,000 Shares are classified as Templeton Foreign Fund Class II Shares, 800,000,000 Shares are classified as Templeton World Fund Class I Shares, and 400,000,000 are classified as Templeton World Fund Class II Shares.

  Shares for an initial investment, as well as subsequent investments, including the reinvestment of dividends and capital gain distributions, are generally credited to an account in the name of an investor on the books of the Fund, without the issuance of a share certificate. Maintaining shares in uncertificated form (also known as "plan balance") minimizes the risk of loss or theft of a share certificate. No charge is made for the issuance of one certificate for all or some of the Shares purchased in a single order. A lost, stolen or destroyed certificate cannot be replaced without obtaining a sufficient indemnity bond. The cost of such a bond, which is generally borne by the Shareholder, can be 2% or more of the value of the lost, stolen or destroyed certificate. A certificate will be issued if requested by the Shareholder or by the securities dealer.

  VOTING RIGHTS. Shares of each class represent proportionate interests in the assets of the Fund and have the same voting and other rights and preferences as the other class of the Fund for matters that affect the Fund as a whole. For matters that only affect a certain class of the Fund's Shares, however, only Shareholders of that class will be entitled to vote. Therefore, each class of Shares will vote separately on matters (1) affecting only that class,
(2) expressly required to be voted on separately by state law, or (3) required to be voted on separately by the 1940 Act or the rules adopted thereunder. For instance, if a change to the Rule 12b-1 plan relating to

Class I Shares requires Shareholder approval, only Shareholders of Class I may vote on changes to the Rule 12b-1 plan affecting that class. Similarly, if a change to the Rule 12b-1 plan relating to Class II Shares requires Shareholder approval, only Shareholders of Class II may vote on the change to such plan. On the other hand, if there is a proposed change to the investment objective of the Fund, this affects all Shareholders, regardless of which class of Shares they hold, and therefore, each Share has the same voting rights.

  MEETINGS OF SHAREHOLDERS. The Company is not required to hold annual meetings of Shareholders and may elect not to do so. The Company will call a special meeting of Shareholders when requested to do so by Shareholders holding at least 10% of the Company's outstanding Shares. In addition, the Company is required to assist Shareholder communications in connection with the calling of Shareholder meetings to consider removal of a Director or Directors.

  DIVIDENDS AND DISTRIBUTIONS. The Fund intends to pay a dividend at least annually representing substantially all of its net investment income and any net realized capital gains. According to the requirements of the Code, dividends and capital gains will be calculated and distributed in the same manner for Class I and Class II Shares. The per share amount of any income dividends will generally differ only to the extent that each class is subject to different Rule 12b-1 fees. Unless otherwise requested, income dividends and capital gain distributions paid by the Fund, other than on those Shares whose owners keep them registered in the name of a broker-dealer, are automatically reinvested on the payment date in whole or fractional Shares at net asset value as of the ex-dividend date, unless a Shareholder makes a written or telephonic request for payments in cash. By completing the "Special Payment Instructions for Distributions" section of the Shareholder Application, Class I Shareholders may direct that their dividends and/or capital gain distributions be reinvested in Class I Shares of the Fund or Class I Shares of any other Franklin Templeton Fund, and Class II Shareholders may direct that their dividends and/or capital gain distributions be reinvested in either Class I or Class II Shares of the Fund or any other Franklin Templeton Fund. Shareholders may also direct the payment of their dividends or capital gain distributions to another person. The processing date for the reinvestment of dividends may vary from time to time, and does not affect the amount or value of the Shares acquired. Income dividends and capital gain distributions will be paid in cash on Shares during the time that their owners keep them registered in the name of a broker-dealer, unless the broker-dealer has made arrangements with the Transfer Agent for reinvestment.

  Prior to purchasing Shares of the Fund, the impact of dividends or capital gain distributions which have been declared but not yet paid should be carefully considered. Any dividend or capital gain distribution paid shortly after a purchase by a Shareholder prior to the record date will have the effect of reducing the per Share net asset value of the Shares by the amount of the dividend or distribution. All or a portion of such dividend or distribution, although in effect a return of capital, generally will be subject to tax.

  Checks are forwarded by first-class mail to the address of record. The proceeds of any such checks which are not accepted by the addressee and returned to the Fund will be reinvested in the Shareholder's account in whole or fractional Shares at net asset value next computed after the check has been received by the Transfer Agent. Subsequent distributions automatically will be reinvested at net asset value as of the ex-dividend date in additional whole or fractional Shares.

  FEDERAL TAX INFORMATION. The Fund intends to elect to be treated and to qualify each year as a regulated investment company under Subchapter M of the Code. See the SAI for a summary of the requirements that must be satisfied to so qualify. A regulated investment company generally is not subject to federal income tax on income and gains distributed in a timely manner to its shareholders. The Fund intends to distribute to Shareholders substantially all of its net investment income and net realized capital gains, which generally will be taxable income or capital gains in their hands. Distributions declared in October, November or December to Shareholders of record on a date in such month and paid during the following January will be treated as having been received by Shareholders on December 31 in the year such distributions were declared. The Fund will inform Shareholders each year of the amount and nature of such income or gains. Sales or other dispositions of Fund Shares generally will give rise to taxable gain or loss. A more detailed description of tax consequences to Shareholders is contained in the SAI under the heading "Tax Status."

  The Fund may be required to withhold federal income tax at the rate of 31% of all taxable distributions (including redemptions) paid to Shareholders who fail to provide the Fund with their correct taxpayer identification number or to make required certifications or where the Fund or the Shareholder has been notified by the Internal Revenue Service that the Shareholder is subject to backup withholding. Corporate Shareholders and certain other Shareholders specified in the Code are exempt from backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against the Shareholder's Federal income tax liability.

  INQUIRIES. Shareholders' inquiries will be answered promptly. They should be addressed to Franklin Templeton Investor Services, Inc., P.O. Box 33030, St. Petersburg, Florida 33733-8030--telephone 1-800-632-2301. Transcripts of Shareholder accounts less than the three-years old are provided on request without charge; requests for transcripts going back more than three years from the date the request is received by the Transfer Agent are subject to a fee of up to $15 per account.

  PERFORMANCE INFORMATION. The Fund may include its total return in advertisements or reports to Shareholders or prospective investors. Quotations of average annual total return will be expressed in terms of the average annual compounded rate of return on a hypothetical investment in the Fund over a period of 1, 5 and 10 years (or up to the life of the Fund), will reflect the deduction of the maximum initial sales charge and deduction of a proportional share of Fund expenses (on an annual basis), and will assume that all dividends and distributions are reinvested when paid. Total return may be expressed in terms of the cumulative value of an investment in the Fund at the end of a defined period of time. For a description of the methods used to determine total return for the Fund, see "Performance Information" in the SAI.

  STATEMENTS AND REPORTS. The Fund's fiscal year ends on August 31. Annual reports (containing financial statements audited by independent auditors and additional information regarding the Fund's performance) and semiannual reports (containing unaudited financial statements) are sent to Shareholders each year. To reduce the volume of mail sent to one household as well as to reduce Fund expenses, the Transfer Agent will attempt to identify related shareholders within a household and send only one copy of the report. Additional copies may be obtained, without charge, upon request to the Fund Information Department--telephone 1-800/DIAL BEN. The Fund also sends to each Shareholder a confirmation statement after every transaction that affects the Shareholder's account and a year-end historical confirmation statement.

                       INSTRUCTIONS AND IMPORTANT NOTICE

SUBSTITUTE W-9 INSTRUCTIONS INFORMATION

GENERAL. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service ("IRS").

OBTAINING A NUMBER. If you do not have a Social Security Number/Taxpayer Identification Number ("SSN/TIN"), you must obtain Form SS-5 or Form SS-4 from your local Social Security or IRS office and apply for one. If you have checked the "Awaiting TIN" box and signed the certification, withholding will apply to payments relating to your account unless you provide a certified TIN within 60 days.

WHAT SSN/TIN TO GIVE. Please refer to the following guidelines:

ACCOUNT TYPE      GIVE SSN OF              ACCOUNT TYPE              GIVE TAXPAYER ID # OF
-----------------------------------------------------------------------------------------
 . Individual      Individual               . Trust, Estate, or       Trust, Estate, or
                                             Pension Plan Trust      Pension Plan Trust
-----------------------------------------------------------------------------------------
 . Joint           Actual owner of          . Corporation,            Corporation,
  Individual      account, or if             Partnership, or other   Partnership, or other
                  combined funds, the        organization            organization
                  first-named
                  individual
-----------------------------------------------------------------------------------------
 . Unif.           Minor                    . Broker nominee          Broker nominee
  Gift/Transfer
  to Minor
-----------------------------------------------------------------------------------------
 . Sole            Owner of business
  Proprietor
-----------------------------------------------------------------------------------------
 . Legal           Ward, Minor, or
  Guardian        Incompetent
-----------------------------------------------------------------------------------------

EXEMPT RECIPIENTS. Please provide your TIN and check the "Exempt Recipient" box if you are an exempt recipient. Exempt recipients generally include:

  A corporation                        A real estate investment trust

  A financial institution              A common trust fund operated by a bank
                                       under section 584(a)

  An organization exempt from tax      An entity registered at all times
  under section 501(a), or an          under the Investment Company
  individual retirement plan           Act of 1940

  A registered dealer in securities
  or commodities registered in the
  U.S. or a U.S. possession

IRS PENALTIES. If you do not supply us with your SSN/TIN, you will be subject to an IRS $50 penalty unless your failure is due to reasonable cause and not willful neglect. If you fail to report certain income on your Federal income tax return, you will be treated as negligent and subject to an IRS 20% penalty on any underpayment of tax attributable to such negligence, unless there was reasonable cause for the resulting underpayment and you acted in good faith. If you falsify information on this form or make any other false statement resulting in no backup withholding on an account which should be subject to backup withholding, you may be subject to an IRS $500 penalty and certain criminal penalties including fines and imprisonment.

SUBSTITUTE W-8 INSTRUCTIONS INFORMATION

EXEMPT FOREIGN PERSON. Check the "Exempt Foreign Person" box if you qualify as a non-resident alien or foreign entity that is not subject to certain U.S. information return reporting or to backup withholding rules. Dividends paid to your account may be subject to withholding of up to 30%. Generally, you are an "Exempt Foreign Person" if you are not (1) a citizen or resident of the U.S., or (2) a U.S. corporation, partnership, estate, or trust. In the case of an individual, an "Exempt Foreign Person" is one who has been physically present in the U.S. for less than 31 days during the current calendar year. An individual who is physically present in the U.S. for at least 31 days during the current calendar year will still be treated as an "Exempt Foreign Person," provided that the total number of days physically present in the current calendar year and the two preceding calendar years does not equal or exceed 183 days (counting all of the days in the current calendar year, only one-third of the days in the first preceding calendar year and only one-sixth of the days in the second preceding calendar year). In addition, lawful permanent residents or green card holders may not be treated as "Exempt Foreign Persons." If you are an individual or an entity, you must not now be, or at this time expect to be, engaged in a U.S. trade or business with respect to which any gain derived from transactions effected by the Fund/Payer during the calendar year is effectively connected to the U.S.

PERMANENT ADDRESS. The Shareholder Application must contain your permanent address if you are an "Exempt Foreign Person." If you are an individual, provide your permanent address. If you are a partnership or corporation, provide the address of your principal office. If you are an estate or trust, provide the address of your permanent residence or the principal office of any fiduciary.

NOTICE OF CHANGE IN STATUS. If you become a U.S. citizen or resident after you have provided certification of your foreign status, or if you cease to be an "Exempt Foreign Person," you must notify the Fund/Payer within 30 days of your change in status. Reporting will then begin on the account(s) listed, and backup withholding may also begin unless you certify to the Fund/Payer that
(1) the taxpayer identification number you have given is correct, and (2) the IRS has not notified you that you are subject to backup withholding because you failed to report certain interest or dividend income. You may use Form W-9, "Payer's Request for Taxpayer Identification Number and Certification," to make these certifications. If an account is no longer active, you do not have to notify a Fund/Payer or broker of your change in status unless you also have another account with the same Fund/Payer that is still active. If you receive interest from more than one Fund/Payer or have dealings with more than one broker or barter exchange, file a certificate with each. If you have more than one account with the same Fund/Payer, the Fund/Payer may require you to file a separate certificate for each account.

WHEN TO FILE. File these certifications with the Fund before a payment is made to you, unless you have already done this in either of the two preceding calendar years. Only certifications that are in proper order will be treated as having been filed with the Fund.

HOW OFTEN YOU MUST FILE. This certificate generally remains in effect for three calendar years. A Fund/Payer or broker, however, may require that a new certificate be filed each time a payment is made. On joint accounts for which each joint owner is a foreign person, each must provide a certification of foreign status.

                FOR CORPORATE SHAREHOLDERS--FORM OF RESOLUTION

It will be necessary for corporate shareholders to provide a certified copy of a resolution or other certificate of authority to authorize the purchase as well as sale (redemption) of shares and withdrawals by checks or drafts. You may use the following form of resolution or you may prefer to use your own. It is understood that each Fund, Franklin Templeton Distributors, Inc., Franklin Templeton Investor Services, Inc., the custodian bank and their affiliates may rely upon these authorizations until revoked or amended by written notice delivered by registered or certified mail to a Fund.

CERTIFIED COPY OF RESOLUTION (Corporation or Association)

The undersigned hereby certifies and affirms that he/she is the duly elected of
 --------------------------------    ------------------------------------------
               TITLE                            CORPORATE NAME

a                      organized under the laws of the State of
  --------------------                                          ---------------
  TYPE OF ORGANIZATION                                                STATE

and that the following is a true and correct copy of a resolution adopted by the Board of Directors at a meeting duly called and held on
                                                            --------------------
                                                                     DATE

  RESOLVED, that the                                                   of this
                     -------------------------------------------------
                                         OFFICERS' TITLES

  Corporation or Association are authorized to open an account in the name of the Corporation or Association with one or more of the Franklin Group of Funds (R) or Templeton Family of Funds (collectively, the "Funds") and to deposit such funds of this Corporation or Association in this account as they deem necessary or desirable; that the persons authorized below may endorse checks and other instruments for deposit to said account or accounts; and

  FURTHER RESOLVED, that any of the following          officers are authorized
                                              --------
                                               NUMBER
  to sign any share assignment on behalf of this Corporation or Association and to take any other actions as may be necessary to sell or redeem its shares in the Funds or to sign checks or drafts withdrawing funds from the account; and

  FURTHER RESOLVED, that this Corporation or Association shall hold harmless, indemnify, and defend the Funds, their custodian bank, Franklin Templeton Distributors, Inc., Franklin Templeton Investor Services, Inc., and their affiliates, from any claim, loss or liability resulting in whole or in part, directly or indirectly, from their reliance from time to time upon any certifications by the secretary or any assistant secretary of this Corporation or Association as to the names of the individuals occupying such offices and their acting in reliance upon these resolutions until actual receipt by them of a certified copy of a resolution of the Board of Directors of the Corporation or Association modifying or revoking any or all such resolutions.

The undersigned further certifies that the below named persons, whose signatures appear opposite their names and office titles, are duly elected officers of the Corporation or Association. (Attach additional list if necessary.)

-------------------------------------- ---------------------------------------
NAME/TITLE (PLEASE PRINT OR TYPE)      SIGNATURE

-------------------------------------- ---------------------------------------
NAME/TITLE (PLEASE PRINT OR TYPE)      SIGNATURE

-------------------------------------- ---------------------------------------
NAME/TITLE (PLEASE PRINT OR TYPE)      SIGNATURE

-------------------------------------- ---------------------------------------
NAME/TITLE (PLEASE PRINT OR TYPE)      SIGNATURE

-------------------------------------- ---------------------------------------
NAME OF CORPORATION OR ASSOCIATION     DATE

Certified from minutes
                       -------------------------------------------------------
                       NAME AND TITLE
                       CORPORATE SEAL (if appropriate)

      THE FRANKLIN TEMPLETON TELEPHONE REDEMPTION AUTHORIZATION AGREEMENT

You may use Franklin Templeton's telephone redemption privilege to redeem uncertificated Franklin Templeton Fund shares for up to $50,000 (or your Shareholder account balance, whichever is less) per day, per fund account in accordance with the terms of the Fund's Prospectus.

The telephone redemption privilege is available only to Shareholders who specifically request it. If you would like to add this redemption privilege to the other telephone transaction privileges automatically available to Franklin Templeton Fund shareholders, please sign and return this authorization to Franklin Templeton Investor Services, Inc. ("Services"), transfer agent and shareholder servicing agent for the Franklin Templeton Funds.

SHAREHOLDER AUTHORIZATION: I/We request the telephone redemption privilege under the terms described below and in the prospectus for each investment company in the Franklin Templeton Group of Funds (a "Franklin Templeton Fund" or a "Fund"), now opened or opened at a later date, holding shares registered as follows:

--------------------------------------  ---------------------------------------
PRINT NAME(S) AS SHOWN IN YOUR ACCOUNT
  REGISTRATION ("SHAREHOLDER")

--------------------------------------  ---------------------------------------
ACCOUNT NUMBER(S)

I/We authorize each Fund and Services to honor and act upon telephone requests given as provided in this agreement to redeem shares from any Shareholder account:

--------------------------------------  ---------------------------------------
SIGNATURE(S) AND DATE

--------------------------------------  ---------------------------------------
PRINT NAME(S) (AND TITLE/CAPACITY,
  IF APPLICABLE)

VERIFICATION PROCEDURES: I/We understand and agree that: (1) each Fund and Services will employ reasonable procedures to confirm that redemption instructions communicated by telephone are genuine and that if these confirmation procedures are not followed, the Fund or Services may be liable for any losses due to unauthorized or fraudulent telephone instructions; (2) the confirmation procedures will include the recording of telephone calls requesting redemptions, requiring that the caller provide certain personal and/or account information requested by the telephone service agent at the time of the call for the purpose of establishing the caller's identification, and the sending of confirmation statements to the address of record each time a redemption is initiated by telephone; and (3) so long as the Fund and Services follow the confirmation procedures in acting on instructions communicated by telephone which were reasonably believed to be genuine at the time of receipt, neither they, nor their parent or affiliates, will be liable for any loss, damages or expenses caused by an unauthorized or fraudulent redemption request.

JOINTLY OWNED/CO-TRUSTEE ACCOUNTS: Each of us signing this agreement as either joint owners or co-trustees authorizes each Fund and Services to honor telephone redemption requests given by ANY ONE of the signers, or our investment representative of record, if any, ACTING ALONE.

APPOINTMENT OF ATTORNEY-IN-FACT: In order to issue telephone redemption requests acting alone, each of us individually makes the following appointment: I hereby appoint the other joint owner(s)/co-trustee(s) as my agent(s) (attorney[s]-in-fact) with full power and authority to individually act for me in any lawful way with respect to the issuance of instructions to a Fund or Services in accordance with the telephone redemption privilege we have requested by signing this agreement. This appointment shall not be affected by my subsequent disability or incompetency and shall remain in effect until it is revoked by either written notice from any one of us delivered to a Fund or Services by registered mail, return receipt requested or by a Fund or Services upon receipt of any information that causes a Fund or Services to believe in good faith that there is or that there may be a dispute among any of us with respect to the Franklin Templeton Fund account(s) covered by this agreement. Each of us agrees to notify the Fund or Services immediately upon the death of any of the signers.

CORPORATE/PARTNERSHIP/TRUST/RETIREMENT ACCOUNTS: The Shareholder and each of us signing this agreement on behalf of the Shareholder represent and warrant to each Franklin Templeton Fund and Services that the Shareholder has the authority to enter into this agreement and that each of us is duly authorized to execute this agreement on behalf of the Shareholder. The Shareholder agrees that its election of the telephone redemption privilege means that a Fund or Services may honor a telephone redemption request given by ANY officer/partner/member/administrator/or agent of the Shareholder ACTING ALONE.

RESTRICTED ACCOUNTS: Telephone redemptions may not be accepted on Franklin Templeton Trust Company retirement accounts.

PLEASE RETURN THIS FORM TO:
Franklin Templeton Investor Services, Inc., Attn.: Telephone Redemptions Dept., 700 Central Avenue, St. Petersburg, Florida 33701-3628.

The Franklin Templeton Group

Literature Request -- Call today for a free descriptive brochure and prospectus on any of the funds listed below. The prospectus contains more complete information, including fees, charges and expenses, and should be read carefully before investing or sending money.

TEMPLETON FUNDS                              Maryland                          FRANKLIN FUNDS SEEKING
American Trust                               Massachusetts***                  HIGH CURRENT INCOME
Americas Government Securities Fund          Michigan***                       AGE High Income Fund
Developing Markets Trust                     Minnesota***                      German Government Bond Fund
Foreign Fund                                 Missouri                          Global Government Income Fund
Global Infrastructure Fund                   New Jersey                        Investment Grade Income  Fund
Global Opportunities Trust                   New York*                         U.S. Government Securities Fund
Greater European Fund                        North Carolina
Growth Fund                                  Ohio***                           FRANKLIN FUNDS SEEKING HIGH CURRENT
Growth and Income Fund                       Oregon                            INCOME AND STABILITY OF PRINCIPAL
Income Fund                                  Pennsylvania                      Adjustable Rate Securities Fund
Japan Fund                                   Tennessee**                       Adjustable U.S. Government Securities Fund
Latin America Fund                           Texas                             Short-Intermediate U.S. Government Securities Fund
Money Fund                                   Virginia
Real Estate Securities Fund                  Washington**                      FRANKLIN FUNDS FOR NON-U.S. INVESTORS
Smaller Companies Growth Fund                                                  Tax-Advantaged High Yield Securities Fund
World Fund                                   FRANKLIN FUNDS                    Tax-Advantaged International Bond Fund
                                             SEEKING CAPITAL GROWTH            Tax-Advantaged U.S. Government Securities Fund
FRANKLIN FUNDS                               California Growth Fund
SEEKING TAX-FREE INCOME                      DynaTech Fund                     FRANKLIN TEMPLETON INTERNATIONAL
Federal Intermediate Term                    Equity Fund                       CURRENCY FUNDS
Tax-Free Income Fund                         Global Health Care Fund           Global Currency Fund
Federal Tax-Free Income Fund                 Gold Fund                         Hard Currency Fund
High Yield Tax-Free Income                   Growth Fund                       High Income Currency Fund
Fund                                         International Equity Fund
Insured Tax-Free Income Fund***              Pacific Growth Fund               FRANKLIN MONEY MARKET FUNDS
Puerto Rico Tax-Free Income Fund             Real Estate Securities Fund       California Tax-Exempt Money Fund
FRANKLIN STATE-SPECIFIC FUNDS                Small Cap Growth Fund             Federal Money Fund
SEEKING TAX-FREE INCOME                                                        IFT U.S. Treasury Money Market Portfolio
Alabama                                      FRANKLIN FUNDS SEEKING            Money Fund
Arizona*                                     GROWTH AND INCOME                 New York Tax-Exempt Money Fund
Arkansas**                                   Balance Sheet Investment Fund     Tax-Exempt Money Fund
California*                                  Convertible Securities Fund
Colorado                                     Equity Income Fund                FRANKLIN FUND FOR CORPORATIONS
Connecticut                                  Global Utilities Fund             Corporate Qualified Dividend Fund
Florida*                                     Income Fund
Georgia                                      Premier Return Fund               FRANKLIN TEMPLETON VARIABLE ANNUITIES
Hawaii**                                     Rising Dividends Fund             Franklin Valuemark
Indiana                                      Strategic Income Fund             Franklin Templeton Valuemark Income
Kentucky                                     Utilities Fund                    Plus (an immediate annuity)
Louisiana

Toll-free 1-800-DIAL BEN (1-800-342-5236)
* Two or more fund options available: long-term portfolio, intermediate-term portfolio, a portfolio of municipal securities, and a high yield portfolio
    (CA).
** The fund may invest up to 100% of its assets in bonds that pay interest subject to the federal alternative minimum tax.

*** Portfolio of insured municipal securities.

                                     NOTES
                                     -----

---------------------------

 TEMPLETON FOREIGN FUND


 PRINCIPAL UNDERWRITER:

 Franklin Templeton
 Distributors, Inc.
 700 Central Avenue
 St. Petersburg,
 Florida 33701-3628

 Shareholder Services
 1-800-632-2301

 Fund Information
 1-800/DIAL BEN

 Institutional Services
 1-800-321-8563

 Dealer Services

 1-800-524-4040

 Retirement Plan Services

 1-800-527-2020

 This Prospectus is not
 an offering of the
 securities herein
 described in any state
 in which the offering
 is not authorized. No
 sales representative,
 dealer, or other person
 is authorized to give
 any information or make
 any representations
 other than those
 contained in this
 Prospectus. Further
 information may be
 obtained from the
 Principal Underwriter.

--------------------------

[RECYCLE LOGO APPEARS HERE]     TL104 P 1/96

TEMPLETON
FOREIGN
FUND

Prospectus

January 1, 1996



[LOGO OF FRANKLIN TEMPLETON APPEARS HERE]

[LOGO OF FRANKLIN TEMPLETON APPEARS HERE]

                                                     Mail to: FRANKLIN TEMPLETON
              P.O. Box 33031  St. Petersburg, Florida 33733-8031  (800) 393-3001

Please do not use this form for any Retirement Plan for which Franklin Templeton Trust Company serves as custodian or trustee, or for Templeton Money Fund, Templeton Institutional Funds or Templeton Capital Accumulator Fund. Request separate Applications and/or Prospectuses.

--------------------------------------------------------------------------------
  SHAREHOLDER APPLICATION OR REVISION
  [_] Please check the box if this is a revision and see Section 8
--------------------------------------------------------------------------------

Please check Class I or Class II, if applicable, next to your Fund selection. Class I and Class II shares have different sales charges and operating expenses, among other differences, as described in each Fund's prospectus.

                                                        Date  __________________

 CLASS                                                  CLASS
 I   II        TEMPLETON                                I   II        TEMPLETON
[_] [_]$______ AMERICAN TRUST                          [_] [_]$______ GLOBAL OPPORTUNITIES TRUST
[_]     ______ AMERICAS GOVERNMENT SECURITIES FUND     [_] [_] ______ GREATER EUROPEAN FUND
[_] [_] ______ DEVELOPING MARKETS TRUST                [_] [_] ______ GROWTH FUND
[_] [_] ______ FOREIGN FUND                            [_] [_] ______ GROWTH AND INCOME FUND
[_] [_] ______ GLOBAL INFRASTRUCTURE FUND              [_] [_] ______ INCOME FUND


 CLASS                                                  CLASS
 I   II        TEMPLETON                                I   II
[_]    $______ JAPAN FUND                              [_] [_] OTHER:             $___________
[_] [_] ______ LATIN AMERICA FUND                              (Except for Class II Money Fund)
[_] [_] ______ REAL ESTATE SECURITIES FUND                     _______________________________
[_] [_] ______ SMALLER COMPANIES GROWTH FUND                   _______________________________
[_] [_] ______ WORLD FUND                                      _______________________________

--------------------------------------------------------------------------------
  1 ACCOUNT REGISTRATION  (PLEASE PRINT)
--------------------------------------------------------------------------------

[_] INDIVIDUAL OR JOINT ACCOUNT
                                                          _           _
__________________________________________________  ____________________________
First Name      Middle Initial        Last Name     Social Security Number (SSN)
                                                          _           _
__________________________________________________  ____________________________
Joint Owner(s) (Joint ownership means "Joint        Social Security Number (SSN)
Tenants With Rights of Survivorship" unless otherwise specified) All owners must sign Section 4.

--------------------------------------------------------------------------------
[_] GIFT/TRANSFER TO A MINOR

_______________________________ As Custodian For________________________________
Name of Custodian (one only)                    Minor's Name (one only)
                                                          _           _
_____________Uniform Gifts/Transfers to Minors Act______________________________
State of Residence                                Minor's Social Security Number

Please Note: Custodian's Signature, not Minor's, is required in Section 4.

--------------------------------------------------------------------------------
[_] TRUST, CORPORATION, PARTNERSHIP, RETIREMENT PLAN, OR OTHER ENTITY
                                                          _
__________________________________________  ___________________________________
Name                                        Taxpayer Identification Number (TIN)

__________________________________________  ____________________________________
Name of Beneficiary (if to be included in    Date of Trust Document (must be
the Registration)                            completed for registration)

________________________________________________________________________________
Name of Each Trustee (if to be included in the Registration)

--------------------------------------------------------------------------------
  2 ADDRESS
--------------------------------------------------------------------------------

___________________________________________  Daytime Phone (___)________________
Street Address                                              Area Code
                                 _
___________________________________________  Evening Phone (___)________________
City              State    Zip Code                         Area Code

I am a Citizen of: [_] U.S. or [_]______________________________
                                  Country of Residence

--------------------------------------------------------------------------------
  3 INITIAL INVESTMENT ($100 minimum initial investment)
--------------------------------------------------------------------------------

Check(s) enclosed for $___________________ . (Payable to the Fund(s)
                                             indicated above.)

--------------------------------------------------------------------------------
  4 SIGNATURE AND TAX CERTIFICATIONS
    (All registered owners must sign application)
--------------------------------------------------------------------------------
See "Important Notice Regarding Taxpayer IRS Certifications" in back of prospectus. The Fund reserves the right to refuse to open an account without either a certified Taxpayer Identification Number ("TIN") or a certification of foreign status. Failure to provide tax certifications in this section may result in backup withholding on payments relating to your account and/or in your inability to qualify for treaty withholding rates.

I am(We are) not subject to backup withholding because I(we) have not been notified by the IRS that I am(we are) subject to backup withholding as a result of a failure to report all interest or dividends or because the IRS has notified me(us) that I am(we are) no longer subject to backup withholding. (If you are currently subject to backup withholding as a result of a failure to report all interest or dividends, please cross out the preceding statement.)

[_] The number shown above is my(our) correct TIN, or that of the Minor named in
    Section 1.

[_] AWAITING TIN. I am(We are) waiting for a number to be issued to me(us).
    I(We) understand that if I(we) do not provide a TIN to the Fund within 60 days, the Fund is required to commence 31% backup withholding until I(we) provide a certified TIN.

[_] EXEMPT RECIPIENT. Individuals cannot be exempt. Check this box only after reading the instructions to see whether you qualify as an exempt recipient. (You should still provide a TIN.)

[_] EXEMPT FOREIGN PERSON. Check this box only if the following statement applies: "I am(we are) neither a citizen nor a resident of the United States. I(we) certify to the best of my(our) knowledge and belief, I(we) qualify as an exempt foreign person and/or entity as described in the instructions."

    Permanent address for tax purposes:

________________________________________________________________________________
Street Address            City        State        Country       Postal Code

PLEASE NOTE: The IRS only allows one TIN to be listed on an account. On joint accounts, it is preferred that the primary account owner (or person listed first on the account) list his/her number as requested above.

CERTIFICATION - Under the penalties of perjury, I(we) certify that (1) the information provided on this application is true, correct and complete, (2) I(we) have read the prospectus(es) for the Fund(s) in which I am(we are) investing and agree to the terms thereof, and (3) I am(we are) of legal age or an emancipated minor. I (we) acknowledge that Shares of the Fund(s) are not insured or guaranteed by any agency or institution and that an investment in the Shares involves risks, including the possible loss of principal.

X                                        X
---------------------------------------- ---------------------------------------
Signature                                Signature

X                                        X
---------------------------------------- ---------------------------------------

--------------------------------------------------------------------------------
  5 BROKER/DEALER USE ONLY (PLEASE PRINT)
--------------------------------------------------------------------------------

                                                        -----------------------
We hereby submit this application for the purchase of   Templeton Dealer Number
shares of the Fund indicated above in accordance with
the terms of our selling agreement with Franklin        -----------------------
Templeton Distributors, Inc. ("FTD"), and with the
Prospectus for the Fund. We agree to notify FTD of any purchases of Class I shares which may be eligible for reduced or eliminated sales charges.

  -----------------------------------------------------------------------------
    WIRE ORDER ONLY: The attached check for $_______ should be applied against
     Wire Order
         Confirmation Number ___________ Dated___________ For__________ Shares
  -----------------------------------------------------------------------------

Securities Dealer Name__________________________________________________________

Main Office Address________________ Main Office Telephone Number (___)__________

Branch Number________ Representative Number ________ Representative Name________

Branch Address_________________________ Branch Telephone Number (___)___________

Authorized Signature, Securities Dealer______________________ Title_____________

--------------------------------------------------------------------------------
ACCEPTED: Franklin Templeton Distributors, Inc. By___________ Date______________
--------------------------------------------------------------------------------

          Please see reverse side for Shareholder Account Privileges:

[_] Distribution Options              [_] Special Instructions for Distributions
[_] Systematic Withdrawal Plan        [_] Automatic Investment Plan

[_] Telephone Exchange Service        [_] Letter of Intent
[_] Cumulative Quantity Discount

     This application must be preceded or accompanied by a prospectus for the Fund(s) being purchased.

--------------------------------------------------------------------------------
  6  DISTRIBUTION OPTIONS (Check one)
--------------------------------------------------------------------------------

Check one - if no box is checked, all dividends and capital gains will be reinvested in additional shares of the Fund.

  [_] Reinvest all dividends                    [_] Pay all dividends in cash
      and capital gains.                            and reinvest capital gains.

  [_] Pay capital gains in cash                 [_] Pay all dividends and
      and reinvest dividends.                       capital gains in cash.

--------------------------------------------------------------------------------
  7  OPTIONAL SHAREHOLDER PRIVILEGES
--------------------------------------------------------------------------------

A. SPECIAL PAYMENT INSTRUCTIONS FOR DISTRIBUTIONS (Check one box)

  [_] Invest Distributions, as noted in Section 6, or [_] withdrawals, as noted in section 7(B), in another Franklin or Templeton Fund.
      Restrictions may apply to purchases of shares of a different class. See the prospectus for details.

      Fund Name______________________ Existing Account Number___________________
  [_] Send my Distributions to the person, named below, instead of as registered and addressed in Sections 1 and 2.
      Name___________________________ Street Address____________________________

      City___________________________ State____________________Zip Code_________

--------------------------------------------------------------------------------
B. SYSTEMATIC WITHDRAWAL PLAN

   Please withdraw from my Franklin Templeton account $_____($50 minimum) [_]Monthly [_]Quarterly [_]Semi-Annually or [_]Annually as set forth in the Prospectus, starting in ______________(Month). The net asset value of the shares held must be at least $5,000 at the time the plan is established. Additional restrictions may apply to Class II or other shares subject to contingent deferred sales charge, as described in the prospectus. Send the withdrawals to: [_]Address of Record OR [_]the Franklin Templeton Fund or person specified in Section 7(A) - Special Payment Instructions for Distributions.

--------------------------------------------------------------------------------
C. TELEPHONE TRANSACTIONS

   TELEPHONE EXCHANGE PRIVILEGE: If the Fund does not receive specific
   -----------------------------
   instructions from the shareholder, either in writing or by telephone, the Telephone Exchange Privilege (see the prospectus) is automatically extended to each account. The shareholder should understand, however, that the Fund and Franklin Templeton Investor Services, Inc. ("FTI") or Franklin Templeton Trust Company and their agents will not be liable for any loss, injury, damage or expense as a result of acting upon instructions communicated by telephone reasonably believed to be genuine. The shareholder agrees to hold the Fund and its agents harmless from any loss, claims, or liability arising from its or their compliance with such instructions. The shareholder understands that this option is subject to the terms and conditions set forth in the prospectus of the fund to be acquired.

[_]No, I do NOT wish to participate in the Telephone Exchange Privilege or authorize the Fund or its agents, including FTI or Templeton Funds Trust Company, to act upon instructions received by telephone to exchange shares for shares of any other account(s) within the Franklin Templeton Group of Funds.

   Telephone Redemption Privilege: This is available to shareholders who
   -------------------------------
   specifically request it and who complete the Franklin Templeton Telephone Redemption Authorization Agreement in the back of the Fund's prospectus.

--------------------------------------------------------------------------------
D. AUTOMATIC INVESTMENT PLAN

   IMPORTANT: ATTACH AN UNSIGNED, VOIDED CHECK (FOR CHECKING ACCOUNTS) OR A SAVINGS ACCOUNT DEPOSIT SLIP HERE, AND COMPLETE THE INFORMATION BELOW. I(We) would like to establish an Automatic Investment Plan (the "Plan") as described in the Prospectus. I(We) agree to reimburse FTI and/or FTD for any expenses or losses that they may incur in connection with my(our) plan, including any caused by my(our) bank's failure to act in accordance with my(our) request. If my(our) bank makes any erroneous payment or fails to make a payment after shares are purchased on my(our) behalf, any such purchase may be cancelled and I(we) hereby authorize redemptions and/or deductions from my(our) account for that purpose.

   Debit my (circle one) savings, checking, other ________ account monthly for $__________($25 minimum) on or about the [_]1st [_]5th [_]15th or [_]20th day starting_______(month), to be invested in (name of Fund)___________________Account Number (if known)_______

   INSTRUCTIONS TO BANK - AUTOMATIC INVESTMENT PLAN AUTHORIZATION

   To:__________________________________  ______________________________________
           Name of Your Bank                             ABA Number

   ___________________________  _________________  ____________  ______________
        Street Address                City            State         Zip Code

I(We) authorize you to charge my(our) Checking/Savings Account and to make payment to FTD, upon instructions from FTD. I(We) agree that in making payment for such charges your rights shall be the same as if each were a charge made and signed personally by me(us). This authority shall remain in effect until you receive written notice from me(us) changing its terms or revoking it. Until you actually receive such notice, I(we) agree that you shall be fully protected in paying any charge under this authority. I(we) further agree that if any such charge is not made, whether with or without cause and whether intentionally or inadvertently, you shall be under no liability whatsoever.

X_________________________________________________  ___________________________
Signature(s) EXACTLY as shown on your bank records             Date

______________________________________  _______________________________________
              Print Name(s)                       Account Number

______________________________  _________________  ____________  ______________
   Your Street Address                City            State         Zip Code

--------------------------------------------------------------------------------
E. LETTER OF INTENT (LOI) -- Not Applicable to Purchases of Class II

[_]I(We) agree to the terms of the LOI and provisions for reservations of Class I shares and grant FTD the security interest set forth in the Prospectus. Although I am(we are) not obligated to do so, it is my(our) intention to invest over a 13 month period in Class I and/or Class II shares of one or more Franklin or Templeton Funds (including all money market funds in the Franklin Templeton Group) an aggregate amount at least equal to that which is checked below. I understand that reduced sales charges will apply only to purchases of Class I shares.

   [_]$50,000-99,999 (except for Income Fund  [_]$100,000-249,999 [_]$250,000-499,999 [_]$500,000-999,999 [_]$1,000,0000 or more and Americas Government Securities Fund)

   Purchases of Class I Shares under LOI of $1,000,000 or more are made at net asset value and may be subject to a contingent deferred sales charge as described in the prospectus.

   Purchases made within the last 90 days will be included as part of your LOI.

   Please write in your Account Number(s)____________ ____________ ____________

--------------------------------------------------------------------------------
F. CUMULATIVE QUANTITY DISCOUNT -- Not Applicable to Purchases of Class II

   Class I shares may be purchased at the offering price applicable to the total of (a) the dollar amount then being purchased plus (b) the amount equal to the cost or current value (whichever is higher) of the combined holdings of the purchaser, his or her spouse, and their children or grandchildren under age 21, of Class I and/or Class II shares of funds in the Franklin Templeton Group, as well as other holdings of Franklin Templeton Investments, as that term is defined in the prospectus. In order for this cumulative quantity discount to be made available, the shareholder or his or her securities dealer must notify FTI or FTD of the total holdings in the Franklin Templeton Group each time an order is placed. I understand that reduced sales charges will apply only to purchases of Class I shares.

[_]I(We) own shares of more than one Fund in the Franklin Templeton Group and qualify for the Cumulative Quantity Discount described above and in the Prospectus.

   My(Our) other Account Number(s) are ___________  ___________  _______________

--------------------------------------------------------------------------------
  8 ACCOUNT REVISION (If Applicable)
--------------------------------------------------------------------------------

  If you are using this application to revise your Account Registration, or wish to have Distributions sent to an address other than the address on your existing Account's Registration, a Signature Guarantee is required. Signatures of all registered owners must be guaranteed by an "eligible guarantor" as defined in the "How to Sell Shares of the Fund" section in the Fund's Prospectus. A Notary Public is not an acceptable guarantor.

X________________________________________  ____________________________________
Signature(s) of Registered Account Owners  Account Number(s)

X________________________________________  ____________________________________

X________________________________________

X________________________________________  ____________________________________
                                           Signature Guarantee Stamp

  NOTE: For any change in registration, please send us any outstanding Certificates by Registered Mail.

--------------------------------------------------------------------------------
                                                                 TLGOF APP 12/95

             SPECIAL MEETING OF SHAREHOLDERS OF FRANKLIN TEMPLETON
                              INTERNATIONAL TRUST

                       FRANKLIN INTERNATIONAL EQUITY FUND

                                  May 3, 1996


The undersigned hereby revokes all previous proxies for his shares and appoints [__________________], and each of them, proxies of the undersigned with full power of substitution to vote all shares of Franklin International Equity Fund (the "International Fund") of Franklin Templeton International Trust ("International Trust") which the undersigned is entitled to vote at International Trust's Special Meeting to be held at 777 Mariners Island Boulevard, San Mateo, California 94404 at 10:00 a.m., Pacific time on the 3rd day of May 1996, including any adjournment thereof, upon such business as may properly be brought before the Meeting.

No. 1 To approve an Agreement and Plan of Reorganization between International Trust, on behalf of the International Fund, and Templeton Funds, Inc., on behalf of the Templeton Foreign Fund series (the "Foreign Fund"), that provides for the acquisition of substantially all of the assets of the International Fund in exchange for shares of the Templeton Foreign Fund - Class I class (the "Foreign Class") of the Foreign Fund, the distribution of such shares to the shareholders of the International Fund, and the dissolution of the International Fund (the "Reorganization").

                  FOR                    AGAINST                     ABSTAIN



                  To vote upon any other business which may legally come before the Special Meeting or any adjournment thereof.


                  GRANT                                             WITHHOLD



                                       PLEASE SEE REVERSE SIDE

PLEASE SIGN AND PROMPTLY RETURN IN THE ACCOMPANYING ENVELOPE.  NO
POSTAGE REQUIRED IF MAILED IN THE U.S.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES OF INTERNATIONAL TRUST. IT WILL BE VOTED AS SPECIFIED. IF NO SPECIFICATION IS MADE, THIS PROXY SHALL BE VOTED IN FAVOR OF PROPOSAL 1, REGARDING THE REORGANIZATION OF THE INTERNATIONAL FUND OF INTERNATIONAL TRUST PURSUANT TO THE AGREEMENT AND PLAN OF REORGANIZATION WITH TEMPLETON FUNDS, INC. IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING ABOUT WHICH THE PROXYHOLDERS WERE NOT AWARE PRIOR TO THE TIME OF THE SOLICITATION, AUTHORIZATION IS GIVEN THE PROXYHOLDERS TO VOTE IN ACCORDANCE WITH THE VIEWS OF MANAGEMENT THEREON. THE MANAGEMENT IS NOT AWARE OF ANY SUCH MATTERS.



                                            Dated:


                                            Signature


                                            Print Name


                                            Signature


                                            Print Name

                                            Note:  Please sign
                                            exactly as your name
                                            appears on the proxy.  If
                                            signing for estates,
                                            trusts or corporations,
                                            title or capacity should
                                            be stated.  If shares are
                                            held jointly, each holder
                                            must sign.

IMPORTANT:  PLEASE SIGN IN YOUR PROXY. . . TODAY!
YOU ARE URGED TO DATE AND SIGN THE ATTACHED PROXY AND RETURN IT
PROMPTLY. THIS WILL HELP SAVE THE EXPENSE OF FOLLOW-UP LETTERS TO
STOCKHOLDERS WHO HAVE NOT RESPONDED.

PART B
                      STATEMENT OF ADDITIONAL INFORMATION
                                      FOR
                             TEMPLETON FUNDS, INC.


Acquisition of the Assets of the
Franklin International Equity Fund series of FRANKLIN TEMPLETON INTERNATIONAL TRUST

By and in exchange for shares of the Templeton Foreign Fund-Class I class of the Templeton Foreign Fund series of TEMPLETON FUNDS, INC.


                  This Statement of Additional Information relates specifically to the proposed delivery of substantially all of the assets of the Franklin International Equity Fund series (the "International Fund") of Franklin Templeton International Trust (formerly known as "Franklin International Trust") to and in exchange for shares of the Templeton Foreign Fund-Class I class (the "Foreign Class") of the Templeton Foreign Fund series (the "Foreign Fund") of Templeton Funds, Inc.

                  This Statement of Additional Information consists of this Cover Page and the following described documents, each of which is attached hereto and incorporated by reference herein:

                  1. Statement of Additional Information of Templeton Funds, Inc. dated January 1, 1996.

                  2. Annual Report of the International Fund for the fiscal year ended October 31, 1995.

                  3. Annual Report of the Foreign Fund for the fiscal year ended August 31, 1995.

                  This Statement of Additional Information is not a Prospectus; a Proxy Statement/Prospectus dated [______________], 1996, relating to the above-referenced transaction may be obtained from Templeton Funds, Inc., 700 Central Avenue, St. Petersburg, Florida 33701-3628, 1-800/DIAL BEN and the International Fund at 777 Mariners Island Boulevard, P.O. Box 7777, San Mateo, California 94403-7777, 1-800/DIAL BEN. This document should be read in conjunction with such Proxy Statement/Prospectus. The date of this Statement of Additional Information is [__________________], 1996.

                             TEMPLETON FUNDS, INC.

                    THIS STATEMENT OF ADDITIONAL INFORMATION
                             DATED JANUARY 1, 1996,
                       IS NOT A PROSPECTUS. IT SHOULD BE
                  READ IN CONJUNCTION WITH THE PROSPECTUSES OF
             TEMPLETON WORLD FUND AND TEMPLETON FOREIGN FUND DATED
      JANUARY 1, 1996, AS AMENDED FROM TIME TO TIME, WHICH MAY BE OBTAINED
           WITHOUT CHARGE UPON REQUEST TO THE PRINCIPAL UNDERWRITER,
                     FRANKLIN TEMPLETON DISTRIBUTORS, INC.,
                       700 CENTRAL AVENUE, P.O. BOX 33030
                       ST. PETERSBURG, FLORIDA 33733-8030
                       TOLL FREE TELEPHONE: 800/DIAL BEN

                               TABLE OF CONTENTS

General Information and History.......................1
Investment Objectives and Policies....................1
 -Investment Policies.................................1
 -Repurchase Agreements...............................2
 -Loans of Portfolio Securities.......................2
 -Debt Securities.....................................2
 -Structured Investments .............................4
 -Stock Index Futures Contracts.......................5
 -Stock Index Options.................................6
 -Investment Restrictions.............................7
 -Risk Factors    . . . . . . . . . .................10
 -Trading Policies...................................15
 -Personal Securities Transactions...................15
Management of the Company............................16
Director Compensation................................21
Principal Shareholders...............................22
Investment Management and Other
  Services.......................................... 23
 -Investment Management
  Agreements.........................................23
 -Management Fees....................................25
 -The Investment Manager.............................26
 -Business Manager...................................26
 -Custodian and Transfer Agent.......................27
 -Legal Counsel......................................28
 -Independent Accountants............................28
 -Reports to Shareholders............................28
Brokerage Allocation.................................28
Purchase, Redemption and
  Pricing of Shares..................................31
 -Ownership and Authority
   Disputes..........................................32
 -Tax-Deferred Retirement Plans......................32
 -Letter of Intent...................................34
 -Special Net Asset Value Purchases..................35
 -Redemptions in Kind. . . . . . . ..................36
Tax Status...........................................36
Principal Underwriter................................43
Description of Shares................................45
Performance Information..............................46
Financial Statements.................................49


                                          GENERAL INFORMATION AND HISTORY

         After incorporating under the laws of Maryland as Templeton World Fund, Inc. and registering under the Investment Company Act of 1940 (the "1940 Act"), the Company commenced business as an investment company on January 17, 1978. On October 1, 1982 the Company's name was changed to Templeton Funds, Inc. (the "Company") and it became a series investment company with two separate classes of Shares constituting, respectively, Templeton World Fund ("World Fund") and Templeton Foreign Fund ("Foreign Fund") (collectively, the "Funds"). As such, the holder of the Shares issued for one Fund has an interest only in the portfolio, assets and liabilities of that Fund.

                                        INVESTMENT OBJECTIVES AND POLICIES

         INVESTMENT POLICIES. The investment objective and policies of each Fund are described in each Fund's Prospectus under the heading "General Description--Investment Objective and Policies." Each Fund may invest for defensive purposes in commercial paper which, at the date of investment, must be rated A-1 by Standard & Poor's Corporation ("S&P") or Prime-1 by Moody's Investors

Service, Inc. ("Moody's") or, if not rated, be issued by a company which at the date of investment has an outstanding debt issue rated AAA or AA by S&P or Aaa or Aa by Moody's.

         REPURCHASE AGREEMENTS. Repurchase agreements are contracts under which the buyer of a security simultaneously commits to resell the security to the seller at an agreed-upon price and date. Under a repurchase agreement, the seller is required to maintain the value of the securities subject to the repurchase agreement at not less than their repurchase price. Templeton Global Advisors Limited (the "Investment Manager") will monitor the value of such securities daily to determine that the value equals or exceeds the repurchase price. Repurchase agreements may involve risks in the event of default or insolvency of the seller, including possible delays or restrictions upon a Fund's ability to dispose of the underlying securities. A Fund will enter into repurchase agreements only with parties who meet creditworthiness standards approved by the Board of Directors, I.E., banks or broker-dealers which have been determined by the Investment Manager to present no serious risk of becoming involved in bankruptcy proceedings within the time frame contemplated by the repurchase transaction.

         LOANS OF PORTFOLIO SECURITIES. World Fund may lend to banks and broker-dealers portfolio securities with an aggregate market value of up to one-third of its total assets. Such loans must be secured by collateral
(consisting  of  any  combination  of  cash,  U.S.   Government   securities  or
irrevocable letters of credit) in an amount at least equal (on a daily marked-to-market basis) to the current market value of the securities loaned. World Fund retains all or a portion of the interest received on investment of the cash collateral or receives a fee from the borrower. World Fund may terminate the loans at any time and obtain the return of the securities loaned within five business days. World Fund will continue to receive any interest or dividends paid on the loaned securities and will continue to have voting rights with respect to the securities. However, as with other extensions of credit, there are risks of delay in recovery or even loss of rights in collateral should the borrower fail.

         DEBT SECURITIES. The Funds may invest in debt securities which are rated at least Caa by Moody's or CCC by S&P or deemed to be of comparable quality by the Investment Manager. As an operating policy, neither Fund will invest more than 5% of its assets in debt securities rated lower than Baa by Moody's or BBB by S&P. The market value of debt securities generally varies in response to changes in interest rates and the financial condition of each issuer. During periods of declining interest rates, the value of debt securities generally increases. Conversely, during periods of rising interest rates, the value of such securities generally declines. These changes in market value will be reflected in a Fund's net asset value.

         Although they may offer higher yields than do higher rated securities, low rated and unrated debt securities generally involve greater volatility of price and risk of principal and income, including the possibility of default by, or bankruptcy of, the issuers of the securities. In addition, the markets in which low rated and unrated debt securities are traded are more limited than those in which higher rated securities are traded. The existence of limited markets for particular securities may diminish a Fund's ability to sell the securities at fair value either to meet redemption requests or to respond to a specific economic event such as a deterioration in the creditworthiness of the issuer. Reduced secondary market liquidity for certain low rated or unrated debt securities may also make it more difficult for each Fund to obtain accurate market quotations for the purposes of valuing the Fund's portfolio. Market quotations are generally available on many low rated or unrated securities only from a limited number of dealers and may not necessarily represent firm bids of such dealers or prices for actual sales.

         Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of low rated debt securities, especially in a thinly traded market. Analysis of the creditworthiness of issuers of low rated debt securities may be more complex than for issuers of higher rated securities, and the ability of a Fund to achieve its investment objective may, to the extent of investment in low rated debt securities, be more dependent upon such creditworthiness analysis than would be the case if a Fund were investing in higher rated securities.

         Low rated debt securities may be more susceptible to real or perceived adverse economic and competitive industry conditions than investment grade securities. The prices of low rated debt securities have been found to be less sensitive to interest rate changes than higher rated investments, but more sensitive to adverse economic downturns or individual corporate developments. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in low rated debt securities prices because the advent of a recession could lessen the ability of a highly leveraged company to make principal and interest payments on its debt securities. If the issuer of low rated debt securities defaults, a Fund may incur additional expenses to seek recovery.

         A Fund may accrue and report interest on high yield bonds structured as zero coupon bonds or pay-in-kind securities as income even though it receives no cash interest until the security's maturity or payment date. In order to qualify for beneficial tax treatment afforded regulated investment companies, a Fund must distribute substantially all of its net income to Shareholders (see "Tax Status"). Thus, a Fund may have to dispose of its portfolio securities under disadvantageous circumstances to generate cash in order to satisfy the distribution requirement.

         Recent legislation, which requires federally insured savings and loan associations to divest their investments in low rated debt securities, may have a material adverse effect on the Funds' net asset values and investment practices.

         STRUCTURED INVESTMENTS. Included among the issuers of debt securities in which the Funds may invest are entities organized and operated solely for the purpose of restructuring the investment characteristics of various securities. These entities are typically organized by investment banking firms which receive fees in connection with establishing each entity and arranging for the placement of its securities. This type of restructuring involves the deposit with or purchases by an entity, such as a corporation or trust, of specified instruments and the issuance by that entity of one or more classes of securities
("Structured Investments") backed by, or representing interests in, the underlying instruments. The cash flow on the underlying instruments may be apportioned among the newly issued Structured Investments to create securities with different investment characteristics such as varying maturities, payment priorities or interest rate provisions; the extent of the payments made with respect to Structured Investments is dependent on the extent of the cash flow on the underlying instruments. Because Structured Investments of the type in which the Funds anticipate investing typically involve no credit enhancement, their credit risk will generally be equivalent to that of the underlying instruments.

         The Fund is permitted to invest in a class of Structured Investments that is either subordinated or unsubordinated to the right of payment of another class. Subordinated Structured Investments typically have higher yields and present greater risks than unsubordinated Structures Investments. Although the Fund's purchase of subordinated Structured Investments would have a similar economic effect to that of borrowing against the underlying securities, the purchase will not be deemed to be leverage for purposes of the limitations placed on the extent of the Fund's assets that may be used for borrowing activities.

         Certain issuers of Structured Investments may be deemed to be "investment companies" as defined in the 1940 Act. As a result, the Fund's investment in these Structured Investments may be limited by the restrictions contained in the 1940 Act.

Structured Investments are typically sold in private placement transactions, and there currently is no active trading market for Structured Investments. To the extent such investments are illiquid, they will be subject to the Fund's restrictions on investments in illiquid securities.

         STOCK INDEX FUTURES CONTRACTS. World Fund's investment policies permit it to buy and sell stock index futures contracts with respect to any stock index traded on a recognized stock exchange or board of trade, to an aggregate amount not exceeding 20% of World Fund's total assets as of the time when such contracts are entered into. Successful use of stock index futures is subject to the Investment Manager's ability to predict correctly movements in the direction of the stock markets. No assurance can be given that the Investment Manager's judgment in this respect will be correct.

         A stock index futures contract is a contract to buy or sell units of a stock index at a specified future date at a price agreed upon when the contract is made. The value of a unit is the current value of the stock index. For example, the Standard & Poor's 500 Stock Index (the "S&P 500 Index") is composed of 500 selected common stocks, most of which are listed on the New York Stock Exchange ("NYSE"). The S&P 500 Index assigns relative weightings to the value of one share of each of these 500 common stocks included in the Index, and the Index fluctuates with changes in the market values of the shares of those common stocks. In the case of the S&P 500 Index, contracts are to buy or sell 500 units. Thus, if the value of the S&P 500 Index were $150, one contract would be worth $75,000 (500 units x $150). The stock index futures contract specifies that no delivery of the actual stocks making up the Index will take place. Instead, settlement in cash must occur upon the termination of the contract, with the settlement being the difference between the contract price and the actual level of the stock index at the expiration of the contract. For example, if World Fund enters into a futures contract to buy 500 units of the S&P 500 Index at a specified future date at a contract price of $150 and the S&P 500 Index is at $154 on that future date, World Fund will gain $2,000 (500 units x gain of $4). If World Fund enters into a futures contract to sell 500 units of the stock index at a specified future date at a contract price of $150 and the S&P 500 Index is at $154 on that future date, World Fund will lose $2,000 (500 units x loss of $4).

         During or in anticipation of a period of market appreciation, World Fund may enter into a "long hedge" of common stock which it proposes to add to its portfolio by purchasing stock index futures for the purpose of reducing the effective purchase price of such common stock. To the extent that the securities which World Fund proposes to buy change in value in correlation with the stock index contracted for, the purchase of futures contracts on that index would result in gains to World Fund which could be offset against rising prices of such common stock.

         During or in anticipation of a period of market decline, World Fund may "hedge" common stock in its portfolio by selling stock index futures for the purpose of limiting the exposure of its portfolio to such decline. To the extent that World Fund's portfolio of securities changes in value in correlation with a given stock index, the sale of futures contracts on that index could substantially reduce the risk to the portfolio of a market decline and, by so doing, provide an alternative to the liquidation of securities positions in the portfolio with resultant transaction costs.

         Parties to an index futures contract must make initial margin deposits to secure performance of the contract, which currently range from 1 1/2% to 5% of the contract amount. Initial margin requirements are determined by the respective exchanges on which the futures contracts are traded. There also are requirements to make variation margin deposits as the value of the futures contract fluctuates.

         At the time World Fund purchases a stock index futures contract, an amount of cash, U.S. Government securities, or other highly liquid debt securities equal to the market value of the contract will be deposited in a segregated account with World Fund's Custodian. When selling a stock index futures contract, World Fund will maintain with its Custodian liquid assets that, when added to the amounts deposited with a futures commission merchant or broker as margin, are equal to the market value of the instruments underlying the contract. Alternatively, World Fund may "cover" its position by owning a portfolio with a volatility substantially similar to that of the index on which the futures contract is based, or holding a call option permitting World Fund to purchase the same futures contract at a price no higher than the price of the contract written by World Fund (or at a higher price if the difference is maintained in liquid assets with World Fund's Custodian).

         STOCK INDEX OPTIONS. World Fund may purchase and sell put and call options on securities indices in standardized contracts traded on national securities exchanges, boards of trade, or similar entities, or quoted on NASDAQ. An option on a securities index is a contract that gives the purchaser of the option, in return for the premium paid, the right to receive from the writer of the option, cash equal to the difference between the closing price of the index and the exercise price of the option, expressed in dollars, times a specified multiplier for the index option. (An index is designed to reflect specified facets of a particular financial or securities market, a specific group of financial instruments or securities, or certain economic indicators.)

         World Fund may write call options and put options only if they are "covered." A call option on an index is covered if World Fund maintains with its custodian cash or cash equivalents equal to the contract value. A call option is also covered if World Fund holds a call on the same index as the call written where the exercise price of the call held is (i) equal to or less than the exercise price of the call written, or (ii) greater than the exercise price of the call written, provided the difference is maintained by World Fund in cash or cash equivalents in a segregated account with its Custodian. A put option is also covered if World Fund holds a put on the same index as the put written where the exercise price of the put held is (i) equal to or greater than the exercise price of the put written, or (ii) less than the exercise price of the put written, provided the difference is maintained by World Fund in cash or cash equivalents in a segregated account with its Custodian.

         If an option written by World Fund expires, World Fund will realize a capital gain equal to the premium received at the time the option was written. If an option purchased by World Fund expires unexercised, World Fund will realize a capital loss equal to the premium paid.

         Prior to the earlier of exercise or expiration, an option may be closed out by an offsetting purchase or sale of an option of the same series (type, exchange, index, exercise price, and expiration). There can be no assurance, however, that a closing purchase or sale transaction can be effected when World Fund desires.

         INVESTMENT RESTRICTIONS. Each of the Funds has imposed upon itself certain investment restrictions which, together with its investment objective and policies, are fundamental policies except as otherwise indicated. No changes in either Fund's investment objective and policies or investment restrictions (except those which are not fundamental policies) can be made without the approval of that Fund's Shareholders. For this purpose, the provisions of the 1940 Act require, with respect to either Fund, the affirmative vote of the lesser of either (1) 67% or more of the Shares of a Fund present at a Shareholders' meeting at which more than 50% of the outstanding Shares of such Fund are present or represented by proxy or (2) more than 50% of the outstanding Shares of a Fund.

         In accordance with these restrictions, neither of the Funds will:

         1. Invest in real estate or mortgages on real estate (although each Fund may invest in marketable securities secured by real estate or interests therein or issued by companies or investment trusts which invest in real estate or interests therein); invest in other open-end investment companies; invest in interests (other than debentures or equity stock interests) in oil, gas or other mineral exploration or development programs; or purchase or sell commodity contracts except that World Fund may purchase or sell stock index futures contracts.

         2. Purchase or retain securities of any company in which Directors or officers of the Company or of its Investment Manager, individually owning more than 1/2 of 1% of the securities of such company, in the aggregate own more than 5% of the securities of such company.

         3. Purchase more than 10% of any class of securities of any one company, including more than 10% of its outstanding voting securities, or invest in any company for the purpose of exercising control or management.

         4. Act as an underwriter; issue senior securities; purchase on margin or sell short; write, buy or sell puts, calls, straddles or spreads (but World Fund may make margin payments in connection with, and purchase and sell, stock index futures contracts and options on securities indices).

         5. Loan money apart from the purchase of a portion of an issue of publicly distributed bonds, debentures, notes and other evidences of indebtedness, although the Funds may buy from a bank or broker-dealer United States and Canadian government obligations with a simultaneous agreement by the seller to repurchase them within no more than seven days at the original purchase price plus accrued interest.

         6. Borrow money for any purpose other than redeeming its Shares or purchasing its Shares for cancellation, and then only as a temporary measure up to an amount not exceeding 5% of the value of its total assets; or pledge, mortgage or hypothecate its assets for any purpose other than to secure such borrowings, and then only up to such extent not exceeding 10% of the value of its total assets as the Company's Board of Directors may by resolution approve. As an operating policy approved by the Board of Directors of the Company, neither Fund will pledge, mortgage or hypothecate its assets to the extent that at any time the percentage of pledged assets plus the sales commission will exceed 10% of the Offering Price of the Shares of a Fund. (For purposes of this restriction, collateral arrangements by World Fund with respect to margin for a stock index futures contract are not deemed to be a pledge of assets.)

         7. Invest more than 5% of the value of a Fund's total assets in securities of issuers which have been in continuous operation less than three years.

         8. Invest more than 5% of a Fund's total assets in warrants, whether or not listed on the New York or American Stock Exchange, including no more than 2% of its total assets which may be invested in warrants that are not listed on those exchanges. Warrants acquired by a Fund in units or attached to securities are not included in this restriction. This restriction does not apply to options on securities indices.

         9. Invest more than 15% of a Fund's total assets in securities of foreign issuers which are not listed on a recognized United States or foreign securities exchange, including no more than 10% of its total assets (including warrants) which may be invested in securities with a limited trading market. A Fund's position in the latter type of securities may be of such size as to affect adversely their liquidity and marketability and a Fund may not be able to dispose of its holdings in these securities at the current market price.

         10. Invest more than 25% of a Fund's total assets in a single industry.

         11. Invest in "letter stocks" or securities on which there are any sales restrictions under a purchase agreement.

         12. Participate on a joint or a joint and several basis in any trading account in securities. (See "Investment Objectives and Policies--Trading Policies" as to transactions in the same securities for World Fund, Foreign Fund, and/or other mutual funds with the same or affiliated advisers.)

         Whenever any investment policy or investment restriction states a maximum percentage of either Fund's assets which may be invested in any security or other property, it is intended that such maximum percentage limitation be determined immediately after and as a result of that Fund's acquisition of such security or property. The value of a Fund's assets is calculated as described in its Prospectus under the heading "How to Buy Shares of the Fund." Nothing in the investment policy or investment restrictions (except restrictions 9 and 10) shall be deemed to prohibit either Fund from purchasing securities pursuant to subscription rights distributed to either Fund by any issuer of securities held at the time in its portfolio (as long as such purchase is not contrary to either Fund's status as a diversified investment company under the 1940 Act).

         RISK FACTORS. Each Fund has an unlimited right to purchase securities in any foreign country, developed or developing, if they are listed on a stock exchange, as well as a limited right to purchase such securities if they are unlisted. Investors should consider carefully the substantial risks involved in securities of companies and governments of foreign nations, which are in addition to the usual risks inherent in domestic investments.

         There may be less publicly available information about foreign companies comparable to the reports and ratings published about companies in the United States. Foreign companies are not generally subject to uniform accounting, auditing and financial reporting standards, and auditing practices and requirements may not be comparable to those applicable to United States companies. A Fund, therefore, may encounter difficulty in obtaining market quotations for purposes of valuing its portfolio and calculating its net asset value. Foreign markets have substantially less volume than the NYSE and securities of some foreign companies are less liquid and more volatile than securities of comparable United States companies. Although neither Fund may invest more than 15% of its total assets in unlisted foreign securities, including not more than 10% of its total assets in securities with a limited trading market, in the opinion of management such securities with a limited trading market do not present a significant liquidity problem. Commission rates in foreign countries, which are generally fixed rather than subject to negotiation as in the United States, are likely to be higher. In many foreign countries there is less government supervision and regulation of stock exchanges, brokers and listed companies than in the United States.

         Investments in companies domiciled in developing countries may be subject to potentially higher risks than investments in developed countries. These risks include (i) less social, political and economic stability; (ii) the small current size of the markets for such securities and the currently low or nonexistent volume of trading, which result in a lack of liquidity and in greater price volatility; (iii) certain national policies which may restrict a Fund's investment opportunities, including restrictions on investment in issuers or industries deemed sensitive to national interests; (iv) foreign taxation; (v) the absence of developed legal structures governing private or foreign investment or allowing for judicial redress for injury to private property; (vi) the absence, until recently in certain Eastern European countries, of a capital market structure or market-oriented economy; and (vii) the possibility that recent favorable economic developments in Eastern Europe may be slowed or reversed by unanticipated political or social events in such countries.

         In addition, many countries in which a Fund may invest have experienced substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had any may continue to have negative effects on the economies and securities markets of certain countries. Moreover, the economies of some developing countries may differ favorably or unfavorably from the United States economy in such respects as growth of gross domestic product, rate of inflation, currency depreciation, capital reinvestment, resource self-sufficiency and balance of payments position.

         Investments in Eastern European countries may involve risks of nationalization, expropriation and confiscatory taxation. The Communist governments of a number of Eastern European countries expropriated large amounts of private property in the past, in many cases without adequate compensation, and there can be no assurance that such expropriation will not occur in the future. In the event of such expropriation, a Fund could lose a substantial portion of any investments it has made in the affected countries. Further, no accounting standards exist in Eastern European countries. Finally, even though certain Eastern European currencies may be convertible into United States dollars, the conversion rates may be artificial to the actual market values and may be adverse to a Fund's Shareholders.

         Investing in Russian companies involves a high degree of risk and special considerations not typically associated with investing in the United States securities markets, and should be considered highly speculative. Such risks include: (1) delays in settling portfolio transactions and risk of loss arising out of Russia's system of share registration and custody; (2) the risk that it may be impossible or more difficult than in other countries to obtain and/or enforce a judgment; (3) pervasiveness of corruption and crime in the Russian economic system; (4) currency exchange rate volatility and the lack of available currency hedging instruments; (5) higher rates of inflation (including the risk of social unrest associated with periods of hyper-inflation); (6) controls on foreign investment and local practices disfavoring foreign investors and limitations on repatriation of invested capital, profits and dividends, and on a Fund's ability to exchange local currencies for U.S. dollars; (7) the risk that the government of Russia or other executive or legislative bodies may decide not to continue to support the economic reform programs implemented since the dissolution of the Soviet Union and could follow radically different political and/or economic policies to the detriment of investors, including non-market-oriented policies such as the support of certain industries at the expense of other sectors or investors, or a return to the centrally planned economy that existed prior to the dissolution of the Soviet Union; (8) the financial condition of Russian companies, including large amounts of inter-company debt which may create a payments crisis on a national scale; (9) dependency on exports and the corresponding importance of international trade; (10) the risk that the Russian tax system will not be reformed to prevent inconsistent, retroactive and/or exorbitant taxation; and
(11) possible difficulty in identifying a purchaser of securities held by a Fund due to the underdeveloped nature of the securities markets.

         There is little historical data on Russian securities markets because they are relatively new and a substantial proportion of securities transactions in Russia are privately negotiated outside of stock exchanges. Because of the recent formation of the securities markets as well as the underdeveloped state of the banking and telecommunications systems, settlement, clearing and registration of securities transactions are subject to significant risks. Ownership of shares (except where shares are held through depositories that meet the requirements of the 1940 Act) is defined according to entries in the company's share register and normally evidenced by extracts from the register or by formal share certificates. However, there is no central registration system for shareholders and these services are carried out by the companies themselves or by registrars located throughout Russia. These registrars are not necessarily subject to effective state supervision and it is possible for a Fund to lose its registration through fraud, negligence or even mere oversight. While a Fund will endeavor to ensure that its interest continues to be appropriately recorded either itself or through a custodian or other agent inspecting the share register and by obtaining extracts of share registers through regular confirmations, these extracts have no legal enforceability and it is possible that subsequent illegal amendment or other fraudulent act may deprive the Fund of its ownership rights or improperly dilute its interests. In addition, while applicable Russian regulations impose liability on registrars for losses resulting from their errors, it may be difficult for a Fund to enforce any rights it may have against the registrar or issuer of the securities in the event of loss of share registration. Furthermore, although a Russian public enterprise with more than 1,000 shareholders is required by law to contract out the maintenance of its shareholder register to an independent entity that meets certain criteria, in practice this regulation has not always been strictly enforced. Because of this lack of independence, management of a company may be able to exert considerable influence over who can purchase and sell the company's shares by illegally instructing the registrar to refuse to record transactions in the share register. This practice may prevent a Fund from investing in the securities of certain Russian companies deemed suitable by the Investment Manager. Further, this also could cause a delay in the sale of Russian company securities by a Fund if a potential purchaser is deemed unsuitable, which may expose the Fund to potential loss on the investment.

         Each Fund endeavors to buy and sell foreign currencies on as favorable a basis as practicable. Some price spread in currency exchange (to cover service charges) will be incurred, particularly when a Fund changes investments from one country to another or when proceeds of the sale of Shares in U.S. dollars are used for the purchase of securities in foreign countries. Also, some countries may adopt policies which would prevent a Fund from transferring cash out of the country or withhold portions of interest and dividends at the source. There is the possibility of cessation of trading on national exchanges, expropriation, nationalization or confiscatory taxation, withholding and other foreign taxes on income or other amounts, foreign exchange controls (which may include suspension of the ability to transfer currency from a given country), default in foreign government securities, political or social instability, or diplomatic developments which could affect investments in securities of issuers in foreign nations.

         Either Fund may be affected either unfavorably or favorably by fluctuations in the relative rates of exchange between the currencies of different nations, by exchange control regulations and by indigenous economic and political developments. Some countries in which a Fund may invest may also have fixed or managed currencies that are not free-floating against the U.S. dollar. Further, certain currencies may not be internationally traded. Certain of these currencies have experienced a steady devaluation relative to the U.S. dollar. Any devaluations in the currencies in which a Fund's portfolio securities are denominated may have a detrimental impact on that Fund. Through the flexible policy of the Funds, the Investment Manager endeavors to avoid unfavorable consequences and to take advantage of favorable developments in particular nations where from time to time it places the investments of either Fund.

         The exercise of this flexible policy may include decisions to purchase securities with substantial risk characteristics and other decisions such as changing the emphasis on investments from one nation to another and from one type of security to another. Some of these decisions may later prove profitable and others may not. No assurance can be given that profits, if any, will exceed losses.

         The Directors consider at least annually the likelihood of the imposition by any foreign government of exchange control restrictions which would affect the liquidity of either Fund's assets maintained with custodians in foreign countries, as well as the degree of risk from political acts of foreign governments to which such assets may be exposed. The Directors also consider the degree of risk involved through the holding of portfolio securities in domestic and foreign securities depositories (see "Investment Management and Other Services -- Custodian and Transfer Agent"). However, in the absence of willful misfeasance, bad faith or gross negligence on the part of the Investment Manager, any losses resulting from the holding of either Fund's portfolio securities in foreign countries and/or with securities depositories will be at the risk of the Shareholders. No assurance can be given that the Directors' appraisal of the risks will always be correct or that such exchange control restrictions or political acts of foreign governments might not occur.

         There are additional risks involved in stock index futures transactions. These risks relate to World Fund's ability to reduce or eliminate its futures positions, which will depend upon the liquidity of the secondary markets for such futures. World Fund intends to purchase or sell futures only on exchanges or boards of trade where there appears to be an active secondary market, but there is no assurance that a liquid secondary market will exist for any particular contract at any particular time. Use of stock index futures for hedging may involve risks because of imperfect correlations between movements in the prices of the stock index futures on the one hand and movements in the prices of the securities being hedged or of the underlying stock index on the other. Successful use of stock index futures by World Fund for hedging purposes also depends upon the Investment Manager's ability to predict correctly movements in the direction of the market, as to which no assurance can be given.

         There are several risks associated with transactions in options on securities indices. For example, there are significant differences between the securities and options markets that could result in an imperfect correlation between these markets, causing a given transaction not to achieve its objectives. A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well-conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events. There can be no assurance that a liquid market will exist when World Fund seeks to close out an option position. If World Fund were unable to close out an option that it had purchased on a securities index, it would have to exercise the option in order to realize any profit or the option may expire worthless. If trading were suspended in an option purchased by World Fund, it would not be able to close out the option. If restrictions on exercise were imposed, World Fund might be unable to exercise an option it has purchased. Except to the extent that a call option on an index written by World Fund is covered by an option on the same index purchased by World Fund, movements in the index may result in a loss to World Fund; however, such losses may be mitigated by changes in the value of World Fund's securities during the period the option was outstanding.

         TRADING POLICIES. The Investment Manager and its affiliated companies serve as investment adviser to other investment companies and private clients. Accordingly, the respective portfolios of certain of these funds and clients may contain many or some of the same securities. When certain funds or clients are engaged simultaneously in the purchase or sale of the same security, the trades may be aggregated for execution and then allocated in a manner designed to be equitable to each party. The larger size of the transaction may affect the price of the security and/or the quantity which may be bought or sold for each party. If the transaction is large enough, brokerage commissions in certain countries may be negotiated below those otherwise chargeable.

         Sale or purchase of securities, without payment of brokerage commissions, fees (except customary transfer fees) or other remuneration in connection therewith, may be effected between any of these funds, or between funds and private clients, under procedures adopted pursuant to Rule 17a-7 under the 1940 Act.

         PERSONAL SECURITIES TRANSACTIONS. Access persons of the Franklin Templeton Group, as defined in SEC Rule 17(j) under the 1940 Act, who are employees of Franklin Resources, Inc. or their subsidiaries, are permitted to engage in personal securities transactions subject to the following general restrictions and procedures: (1) The trade must receive advance clearance from a

Compliance  Officer and must be completed  within 24 hours after this clearance;
(2) Copies of all brokerage confirmations must be sent to the Compliance Officer and within 10 days after the end of each calendar quarter, a report of all securities transactions must be provided to the Compliance Officer; (3) In addition to items (1) and (2), access persons involved in preparing and making investment decisions must file annual reports of their securities holdings each January and also inform the Compliance Officer (or other designated personnel) if they own a security that is being considered for a fund or other client transaction or if they are recommending a security in which they have an ownership interest for purchase or sale by a fund or other client.

                                             MANAGEMENT OF THE COMPANY

         The name, address, principal occupation during the past five years and other information with respect to each of the Directors and Executive Officers of the Company are as follows:


NAME, ADDRESS AND                                    PRINCIPAL OCCUPATION
OFFICES WITH COMPANY                                 DURING PAST FIVE YEARS

HARRIS J. ASHTON
Metro Center
1 Station Place
Stamford, Connecticut
  Director

Chairman of the Board, president
and chief executive officer of
General Host Corporation (nursery
and craft centers); and a director
of RBC Holdings (U.S.A.) Inc. (a
bank holding company) and Bar-S
Foods. Age 63.

NICHOLAS F. BRADY*
The Bullitt House
102 East Dover Street
Easton, Maryland
  Director

 Chairman of Templeton Emerging Markets Investment Trust PLC; chairman of Templeton Latin America Investment Trust PLC; chairman of Darby Overseas Investments, Ltd. (an investment firm) (1994- present); director of the Amerada Hess Corporation, Capital Cities/ABC, Inc., Christiana Companies, and the H.J. Heinz Company; Secretary of the United States Department of the Treasury
(1988-January 1993); and chairman of the board of Dillon, Read & Co. Inc. (investment banking) prior thereto. Age 65.

NAME, ADDRESS AND                                    PRINCIPAL OCCUPATION
OFFICES WITH COMPANY                                 DURING PAST FIVE YEARS

F. BRUCE CLARKE
19 Vista View Blvd.
Thornhill, Ontario
  Director

Retired; formerly, credit adviser for the National Bank of Canada.
Age 85.

HASSO-G VON DIERGARDT-NAGLO
R.R. 3
Stouffville, Ontario
  Director

Farmer; and president of Clairhaven
Investments, Ltd. and other private
investment companies. Age 79.

S. JOSEPH FORTUNATO
200 Campus Drive
Florham Park, New Jersey
  Director

Member of the law firm of Pitney,
Hardin, Kipp & Szuch; and a
director of General Host
Corporation.  Age 63.

JOHN Wm. GALBRAITH
360 Central Avenue
Suite 1300
St. Petersburg, Florida
  Director

President of Galbraith Properties,
Inc. (personal investment company);
director of Gulfwest Banks, Inc.
(bank holding company) (1995-
present) and Mercantile Bank (1991-
present); vice chairman of
Templeton, Galbraith & Hansberger
Ltd. (1986-1992); and chairman of
Templeton Funds Management, Inc.
(1974-1991). Age 74.

ANDREW H. HINES, JR.
150 2nd Avenue N.
St. Petersburg, Florida
  Director

Consultant for the Triangle Consulting Group; chairman of the board and chief executive officer of Florida Progress Corporation (1982-February 1990) and director of various of its subsidiaries; chairman and director of Precise Power Corporation; executive-in-residence of Eckerd College (1991- present); and a director of Checkers Drive-In Restaurants, Inc.
Age 72.

NAME, ADDRESS AND                                    PRINCIPAL OCCUPATION
OFFICES WITH COMPANY                                 DURING PAST FIVE YEARS

CHARLES B. JOHNSON*
777 Mariners Island Blvd.
San Mateo, California
  Chairman of the Board
  and Vice President

President, chief executive officer, and director of Franklin Resources, Inc.; chairman of the board and director of Franklin Advisers, Inc. and Franklin Templeton Distributors, Inc.; director of General Host Corporation, and Templeton Global Investors, Inc.; and officer and director, trustee or managing general partner, as the case may be, of most other subsidiaries of Franklin and of 55 of the investment companies in the Franklin Templeton Group. Age 62.


RUPERT H. JOHNSON, JR.*
777 Mariners Island Blvd.
San Mateo, California
  Director

 Executive vice president and director of Franklin  Resources,  Inc.;
president and director of Franklin Advisers, Inc.; executive vice president and director of Franklin Templeton Distributors, Inc.; and officer and/or director, trustee or managing general partner, as the case may be, of most other subsidiaries of Franklin, and of 42 of the investment companies in the Franklin Templeton Group. Age 55.


BETTY P. KRAHMER
2201 Kentmere Parkway
Wilmington, Delaware
  Director

Director or trustee of various
civic associations; formerly,
economic analyst, U.S. Government.
Age 66.

NAME, ADDRESS AND                                    PRINCIPAL OCCUPATION
OFFICES WITH COMPANY                                 DURING PAST FIVE YEARS

GORDON S. MACKLIN
8212 Burning Tree Road
Bethesda, Maryland
  Director

Chairman of White River Corporation (information services); director of Fund America Enterprises Holdings, Inc., Lockheed Martin Corporation, MCI Communications Corporation, Fusion Systems Corporation, Infovest Corporation, and Medimmune, Inc.; formerly, chairman of Hambrecht and Quist Group, director of H&Q Healthcare Investors, and president of the National Association of Securities Dealers, Inc. Age 67.

FRED R. MILLSAPS
2665 NE 37th Drive
Fort Lauderdale, Florida
  Director

Manager of personal investments (1978-present); chairman and chief executive officer of Landmark Banking Corporation (1969-1978); financial vice president of Florida Power and Light (1965-1969); vice president of The Federal Reserve Bank of Atlanta (1958-1965); and a director of various other business and nonprofit organizations. Age 66.

MARK G. HOLOWESKO
Lyford Cay
Nassau, Bahamas
  President

President and director of Templeton Global Advisors Limited; chief investment officer of global equity research for Templeton Worldwide, Inc.; president or vice president of the Templeton Funds; formerly, investment administrator with Roy West Trust Corporation (Bahamas) Limited (1984-1985). Age 35.

NAME, ADDRESS AND                                    PRINCIPAL OCCUPATION
OFFICES WITH COMPANY                                 DURING PAST FIVE YEARS

MARTIN L. FLANAGAN
777 Mariners Island Blvd.
San Mateo, California
  Vice President

 Senior vice president, treasurer and chief financial officer of Franklin Resources, Inc.; director and executive vice president of Templeton
Investment Counsel, Inc.; director, president and chief executive officer of Templeton Global Investors, Inc.; president or vice president of various Templeton Funds; director or trustee of six Templeton Funds; accountant, Arthur Andersen & Company (1982-1983); and a member of the International Society of Financial Analysts and the American Institute of Certified Public Accountants. Age 35.

JOHN R. KAY
500 East Broward Blvd.
Fort Lauderdale, Florida
  Vice  President

 Vice president of the Templeton Funds; vice president and treasurer of Templeton Global Investors, Inc. and Templeton Worldwide, Inc.; assistant vice president of Franklin Templeton Distributors, Inc.; formerly, vice president and controller of the Keystone Group, Inc. Age 55.

JAMES R. BAIO
500 East Broward Blvd.
Fort Lauderdale, Florida
  Treasurer

Certified  public  accountant;  treasurer of the  Templeton  Funds;
senior vice president of Templeton Worldwide, Inc., Templeton Global Investors, Inc., and Templeton Funds Trust Company; formerly, senior tax manager of Ernst & Young (certified public accountants) (1977-1989). Age 41.

THOMAS M. MISTELE
700 Central Avenue
St. Petersburg, Florida
  Secretary

Senior vice president of Templeton Global Investors, Inc.; vice president of Franklin Templeton Distributors, Inc.; formerly, secretary of the Templeton Funds; attorney, Dechert Price & Rhoads (1985-1988) and Freehill, Hollingdale & Page (1988); and judicial clerk, U.S. District Court (Eastern District of Virginia) (1984-1985). Age 42.



JEFFREY L. STEELE
1500 K Street, N.W.
Washington, D.C.
  Assistant Secretary

Partner, Dechert Price & Rhoads.
Age 50.

--------------------

* These Directors are "interested persons" of the Company as that term is defined in the 1940 Act. Mr. Brady and Franklin Resources, Inc. are limited partners of Darby Overseas Partners, L.P. ("Darby Overseas"). Mr. Brady established Darby Overseas in February, 1994, and is Chairman and a shareholder of the corporate general partner of Darby Overseas. In addition, Darby Overseas and Templeton Global Advisors Limited are limited partners of Darby Emerging Markets Fund, L.P.

         There are no family relationships between any of the Directors, except that Messrs. Charles B. Johnson and Rupert H.
Johnson, Jr. are brothers.


                                               DIRECTOR COMPENSATION

         All of the Company's Officers and Directors also hold positions with other investment companies in the Franklin Templeton Group. No compensation is paid by the Company to any officer or Director who is an officer, trustee or employee of the Investment Manager or its affiliates. Each Templeton Fund pays its independent directors and trustees and Mr. Brady an annual retainer and/or fees for attendance at Board and Committee meetings, the amount of which is based on the level of assets in each fund. Accordingly, the Company currently pays the independent Directors and Mr. Brady an annual retainer of $12,500 and a fee of $950 per meeting attended of the Board and its Committees. The independent Directors and Mr. Brady are reimbursed for any expenses incurred in attending meetings, paid pro rata by each Franklin Templeton Fund in which they serve. No pension or retirement benefits are accrued as part of Company expenses.

         The following table shows the total compensation paid to the Directors by the Company and by all investment companies in the Franklin Templeton Group:

                                                                     Number of           Total Compensation
                                      Aggregate               Franklin Templeton         from  all  Fund in
Name of                              Compensation             Fund Boards on which        Franklin Templeton
DIRECTOR                            FROM THE COMPANY*            DIRECTOR SERVES                GROUP**
--------                            -----------------         --------------------      ---------------
Harris J. Ashton                     $14,225                       56                      $ 327,925
Nicholas F. Brady                     14,225                       24                         98,225
F. Bruce Clarke                       16,225                       20                         83,350
Hasso G. von Diergardt-Naglo          14,225                       20                         77,350
S. Joseph Fortunato                   14,225                       58                        344,745
John Wm. Galbraith                     4,075                       23                         70,100
Andrew H. Hines, Jr.                  16,225                       24                        106,325
Betty P. Krahmer                      14,225                       24                         93,475
Gordon S. Macklin                     14,225                       53                        321,525
Fred R. Millsaps                      16,225                       24                        104,325

---------------

*        For the fiscal year ended August 31, 1995.
**       For the calendar year ended December 31, 1995



                                              PRINCIPAL SHAREHOLDERS

         As of December 1, 1995, there were 394,994,390 World Fund Shares outstanding, of which 912,183 Shares (or 0.231% of the total outstanding World Fund Shares) were owned beneficially by all the Directors and Officers of the Company as a group. As of December 1, 1995, no person owned of record or, to the knowledge of management, owned beneficially or of record, 5% or more of the outstanding World Fund-Class I Shares, and no person owned of record or, to the knowledge of management, owned beneficially, 5% or more of the outstanding World Fund-Class II Shares, except Merrill Lynch, Pierce, Fenner & Smith, Inc., 4800 Deer Lake Drive East, Jacksonville, Florida 32246-6484 owned of record 145,954 Shares (representing 14% of the outstanding Shares). As of December 1, 1995, there were 790,763,336 Foreign Fund Shares outstanding, of which 653,565 Shares (or 0.083% of the total outstanding Foreign Fund Shares) were owned beneficially by all the Directors and officers of the Company as a group. As of December 1, 1995, to the knowledge of management, no person owned beneficially of record 5% or more of the outstanding Foreign Fund-Class I Shares, except Merrill Lynch, Pierce, Fenner & Smith, Inc., 4800 Deer Lake Drive East, P.O. Box 45286, Jacksonville, Florida 32246-6484 owned of record 48,828,748 Shares (representing 6% of the outstanding Shares) and no person owned beneficially 5% or more of the outstanding Foreign Fund-Class II Shares, except Merrill Lynch, Pierce, Fenner & Smith, Inc., 4800 Deer Lake Drive East, P.O. Box 45286, Jacksonville, Florida 32246-6484 owned 3,858,566 Shares (representing 25% of the outstanding Shares).

                                     INVESTMENT MANAGEMENT AND OTHER SERVICES

         INVESTMENT MANAGEMENT AGREEMENTS. The Investment Manager of each Fund is Templeton Global Advisors Limited, a Bahamian corporation with offices in Nassau, Bahamas. On October 30, 1992, the Investment Manager assumed the investment management duties of Templeton, Galbraith & Hansberger Ltd. ("Old TGH"), a Cayman Islands corporation, with respect to the Funds in connection with the merger of the business of Old TGH with that of Franklin Resources, Inc. ("Franklin"). The Investment Management Agreements between the Investment Manager and the Company on behalf of World Fund and Foreign Fund, dated October 30, 1992, amended and restated December 6, 1994, was approved by the Shareholders of each Fund on October 30, 1992, and was last approved by the Board of Directors, including approval by a majority of the Directors who were not parties to the Investment Management Agreements or interested persons of any such party, at a meeting on December 5, 1995 and will continue through December 31, 1996.

         The Investment Management Agreements will continue from year to year thereafter, subject to approval annually by the Board of Directors or by vote of a majority of the outstanding Shares of each Fund (as defined in the 1940 Act) and also, in either event, with the approval of a majority of those Directors who are not parties to the Agreements or interested persons of any such party in person at a meeting called for the purpose of voting on such approval.

         Each Investment Management Agreement requires the Investment Manager to manage the investment and reinvestment of each Fund's assets. The Investment Manager is not required to furnish any personnel, overhead items or facilities for the Funds, including daily pricing or trading desk facilities, although such expenses are paid by investment advisers of some other investment companies. These expenses have been and may continue to be borne by the Funds.

         Each Investment Management Agreement provides that the Investment Manager will select brokers and dealers for execution of each Fund's portfolio transactions consistent with the Company's brokerage policies (see "Brokerage Allocation"). Although the services provided by broker-dealers in accordance with the brokerage policies incidentally may help reduce the expenses of or otherwise benefit the Investment Manager and other investment advisory clients of the Investment Manager and of its affiliates, as well as the Funds, the value of such services is indeterminable and the Investment Manager's fee is not reduced by any offset arrangement by reason thereof.

         The Investment Manager renders its services to the Funds from outside the United States. When the Investment Manager determines to buy or sell the same securities for a Fund that the Investment Manager or certain of its affiliates have selected for one or more of the Investment Manager's other clients or for clients of its affiliates, the orders for all such securities trades may be placed for execution by methods determined by the Investment Manager, with approval by the Company's Board of Directors, to be impartial and fair, in order to seek good results for all parties (see "Investment Objectives and Policies--Trading Policies"). Records of securities transactions of persons who know when orders are placed by a Fund are available for inspection at least four times annually by the Compliance Officer of the Company so that the non-interested Directors (as defined in the 1940 Act) can be satisfied that the procedures are generally fair and equitable for all parties.

         The Investment Manager also provides management services to numerous other investment companies or funds and accounts pursuant to management agreements with each fund or account. The Investment Manager may give advice and take action with respect to any of the other funds and accounts it manages, or for its own account, which may differ from action taken by the Investment Manager on behalf of a Fund. Similarly, with respect to a Fund, the Investment Manager is not obligated to recommend, purchase or sell, or to refrain from recommending, purchasing or selling any security that the Investment Manager and access persons, as defined by the 1940 Act, may purchase or sell for its or their own account or for the accounts of any other fund or account. Furthermore, the Investment Manager is not obligated to refrain from investing in securities held by a Fund or other funds or accounts which it manages or administers. Any transactions for the accounts of the Investment Manager and other access persons will be made in compliance with the Company's Code of Ethics as described in section "Investment Objectives and Policies --
Personal Securities Transactions."

         Each Investment Management Agreement further provides that the Investment Manager shall have no liability to the Company, a Fund or any Shareholder of a Fund for any error of judgment, mistake of law, or any loss arising out of any investment or other act or omission in the performance by the Investment Manager of its duties under the Agreement or for any loss or damage resulting from the imposition by any government of exchange control restrictions which might affect the liquidity of a Fund's assets, or from acts or omissions of custodians or securities depositories, or from any wars or political acts of any foreign governments to which such assets might be exposed, except for any liability, loss or damage resulting from willful misfeasance, bad faith or gross negligence on the Investment Manager's part or reckless disregard of its duties under the Investment Management Agreement. Each Investment Management Agreement will terminate automatically in the event of its assignment, and may be terminated by the Company on behalf of a Fund at any time without payment of any penalty on 60 days' written notice, with the approval of a majority of the Directors of the Company in office at the time or by vote of a majority of the outstanding Shares of a Fund (as defined by the 1940 Act).

         MANAGEMENT FEES. For its services, each Fund pays the Investment Manager a monthly fee equal on an annual basis to 0.75% of the average daily net assets of the Fund up to the first $200,000,000, reduced to a fee of 0.675% of such average daily net assets in excess of $200,000,000 up to $1,300,000,000, and further reduced to a fee of 0.60% of such average daily net assets in excess of $1,300,000,000. Each class of Shares pays a portion of the fee, determined by the proportion of the Fund that it represents. During the fiscal years ended August 31, 1995, 1994 and 1993, the Investment Manager received fees from World Fund of $33,261,874, $31,051,062, and $25,931,668, respectively, and from
Foreign  Fund  of  $36,110,792,  $23,889,119,  and  $12,676,159,   respectively,
pursuant to the Investment Management Agreements.

         The amount of such fee would be reduced by the amount by which a Fund's annual expenses for all purposes (including the investment management fee) except taxes, brokerage fees and commissions, and extraordinary expenses such as litigation, exceed any applicable state regulations. The strictest rule currently applicable to a Fund is 2.5% of the first $30,000,000 of net assets, 2.0% of the next $70,000,000 of net assets and 1.5% of the remainder.

         THE INVESTMENT MANAGER. The Investment Manager is an indirect wholly owned subsidiary of Franklin, a publicly traded company whose shares are listed on the NYSE. Charles B. Johnson (a Director and Officer of the Fund) and Rupert H. Johnson, Jr. (a Director of the Fund) are principal shareholders of Franklin and own, respectively, approximately 20% and 16% of its outstanding shares. Messrs. Charles B. Johnson and Rupert H. Johnson, Jr. are brothers.

         BUSINESS MANAGER. Templeton Global Investors, Inc. performs certain administrative functions for the Company including:

         o providing office space, telephone, office equipment and supplies for the Company;

         o         paying all compensation of the Company's officers;

         o authorizing expenditures and approving bills for payment on behalf of the Company;

         o supervising preparation of annual and semiannual reports to Shareholders, notices of dividends, capital gain distributions and tax credits, and attending to correspondence and other communications with individual Shareholders;

         o daily pricing of each Fund's investment portfolio and preparing and supervising publication of daily quotations of the bid and asked prices of each Fund's Shares, earnings reports and other financial data;

         o monitoring relationships with organizations serving the Company, including the custodian and printers;

         o         providing trading desk facilities to the Company;

        o supervising compliance by the Company and each Fund with recordkeeping requirements under the 1940 Act and regulations thereunder, and with state regulatory requirements; maintaining books and records for the Company and each Fund (other than those maintained by the Custodian and Transfer Agent); and preparing and filing tax reports other than the Funds' income tax returns;

         o monitoring the qualifications of the tax-deferred retirement plans offered by the Company; and

         o providing executive, clerical and secretarial help needed to carry out these responsibilities.

         For its services, the Business Manager receives a monthly fee equal on an annual basis to 0.15% of the first $200,000,000 of the Company's aggregate average daily net assets (I.E., total of World Fund and Foreign Fund), reduced to 0.135% annually of the Company's aggregate net assets in excess of $200,000,000, further reduced to 0.1% annually of such net assets in excess of $700,000,000, and further reduced to a fee of 0.075% annually of such net assets in excess of $1,200,000,000. The fee is allocated between World Fund and Foreign Fund according to their respective average daily net assets. Each class of Shares pays a portion of the fee, determined by the proportion of the Fund that it represents. Since the Business Manager's fee covers services often provided by investment advisers to other funds, each Fund's combined expenses for advisory and administrative services may be higher than those of other investment companies. During the fiscal years ended August 31, 1995, 1994, and 1993, the Business Manager (and, prior to April 1, 1993, Templeton Funds Management, Inc., the previous business manager) received business management fees of $8,965,630, $7,161,271, and $5,119,730, respectively.

         The Business Manager is relieved of liability to the Company for any act or omission in the course of its performance under the Business Management Agreement in the absence of willful misfeasance, bad faith or gross negligence. The Business Management Agreement may be terminated by the Company at any time on 60 days' written notice without payment of penalty, provided that such termination by the Company shall be directed or approved by vote of a majority of the Directors of the Company in office at the time or by vote of a majority of the outstanding voting securities of the Company (as defined by the 1940
Act), and shall terminate automatically and immediately in the event of its assignment.

         Templeton Global Investors, Inc. is an indirect wholly owned subsidiary of Franklin.

         CUSTODIAN AND TRANSFER AGENT. The Chase Manhattan Bank, N.A. serves as Custodian of the Funds' assets, which are maintained at the Custodian's principal office, MetroTech Center, Brooklyn, New York 11245, and at the offices of its branches and agencies throughout the world. The Custodian has entered into agreements with foreign sub-custodians approved by the Directors pursuant to Rule 17f-5 under the 1940 Act. The Custodian, its branches and sub-custodians generally do not hold certificates for the securities in their custody, but instead have book records with domestic and foreign securities depositories, which in turn have book records with the transfer agents of the issuers of the securities. Compensation for the services of the Custodian is based on a schedule of charges agreed on from time to time.

         Franklin Templeton Investor Services, Inc. serves as the Company's Transfer Agent. Services performed by the Transfer Agent include processing purchase, transfer and redemption orders; making dividend payments, capital gain distributions and reinvestments; and handling all routine communications with Shareholders. The Transfer Agent receives from the Company an annual fee of $13.74 per Shareholder account plus out-of-pocket expenses, such fee to be adjusted each year to reflect changes in the Department of Labor Consumer Price Index.

         LEGAL COUNSEL. Dechert Price & Rhoads, 1500 K Street, N.W., Washington, D.C. 20005, is legal counsel for the Company.

         INDEPENDENT ACCOUNTANTS. The firm of McGladrey & Pullen, LLP, 555 Fifth Avenue, New York, New York 10017, serves as independent accountants for the Company. Its audit services comprise examination of the Funds' financial statements and review of the Funds' filings with the Securities and Exchange Commission ("SEC") and the Internal Revenue Service ("IRS").

         REPORTS TO SHAREHOLDERS. The Company's fiscal year ends on August 31. Shareholders will be provided at least semiannually with reports showing the portfolio of each Fund and other information, including an annual report with financial statements audited by the independent accountants. Shareholders who would like to receive an interim quarterly report may phone the Fund Information Department at 1-800/DIAL BEN.

                                               BROKERAGE ALLOCATION

         The Investment Management Agreements provide that the Investment Manager is responsible for selecting members of securities exchanges, brokers and dealers (such members, brokers and dealers being hereinafter referred to as "brokers") for the execution of the Company's portfolio transactions and, when applicable, the negotiation of commissions in connection therewith. All decisions and placements are made in accordance with the following principles:

         1.       Purchase and sale orders will usually be placed with
                  brokers who are selected by the Investment Manager as
                  able to achieve "best execution" of such orders. "Best execution" means prompt and reliable execution at the most favorable securities price, taking into account
                  the other provisions hereinafter set forth.  The
                  determination of what may constitute best execution and
                  price in the execution of a securities transaction by a
                  broker involves a number of considerations, including
                  without limitation, the overall direct net economic
                  result to a Fund (involving both price paid or received
                  and any commissions and other costs paid), the efficiency with which the transaction is effected, the ability to effect the transaction at all where a large block is involved, availability of the broker to stand ready to execute possibly difficult transactions in the future, and the financial strength and stability of the broker. Such considerations are judgmental and are weighed by the Investment Manager in determining the overall reasonableness of brokerage commissions.

         2. In selecting brokers for portfolio transactions, the Investment Manager takes into account its past experience as to brokers qualified to achieve "best execution," including brokers who specialize in any foreign securities held by a Fund.

         3.       The Investment Manager is authorized to allocate
                  brokerage business to brokers who have provided
                  brokerage and research services, as such services are
                  defined in Section 28(e) of the Securities Exchange Act
                  of 1934 (the "1934 Act"), for the Company and/or other accounts, if any, for which the Investment Manager exercises investment discretion (as defined in Section 3(a)(35) of the 1934 Act) and, as to transactions as to which fixed minimum commission rates are not
                  applicable, to cause a Fund to pay a commission for
                  effecting a securities transaction in excess of the
                  amount another broker would have charged for effecting
                  that transaction, if the Investment Manager determines
                  in good faith that such amount of commission is
                  reasonable in relation to the value of the brokerage
                  and research services provided by such broker, viewed
                  in terms of either that particular transaction or the Investment Manager's overall responsibilities with respect to the Company and the other accounts, if any,
                  as to which it exercises investment discretion.  In
                  reaching such determination, the Investment Manager is
                  not required to place or attempt to place a specific
                  dollar value on the research or execution services of a
                  broker or on the portion of any commission reflecting
                  either of said services. In demonstrating that such determinations were made in good faith, the Investment
                  Manager shall be prepared to show that all commissions
                  were allocated and paid for purposes contemplated by
                  the Company's brokerage policy; that commissions were
                  paid only for products or services which provide lawful
                  and appropriate assistance to the Investment Manager in
                  the performance of its investment decision-making responsibilities; and that the commissions paid were within a reasonable range.  The determination that
                  commissions were within a reasonable range shall be based on any available information as to the level of commissions known to be charged by other brokers on comparable transactions, but there shall be taken into account the Company's policies that
                  (i) obtaining a low commission is deemed secondary to obtaining a favorable securities price, since it is recognized that usually it is more beneficial to a Fund to obtain a favorable price than to pay the lowest commission; and (ii) the quality, comprehensiveness and frequency of research studies which are provided for the Company and the Investment Manager are useful to the Investment Manager in performing its advisory services under its Investment Management Agreements with the Company. Research services provided by brokers to the Investment Manager are considered to be in addition to, and not in lieu of, services required to be performed by the Investment Manager under its Investment Management Agreements. Research furnished by brokers through whom the Company effects securities transactions may be used by the Investment Manager for any of its accounts, and not all such research may be used by the Investment Manager for the Company. When execution of portfolio transactions is allocated to brokers trading on exchanges with fixed brokerage commission rates, account may be taken of various services provided by the broker, including quotations outside the United States for daily pricing of foreign securities held in a Fund's portfolio.

         4. Purchases and sales of portfolio securities within the United States other than on a securities exchange shall be executed with primary market makers acting as principal except where, in the judgment of the Investment Manager, better prices and execution may be obtained on a commission basis or from other sources.

         5.       Sales of the Funds' Shares (which shall be deemed to
                  include also shares of other investment companies
                  registered under the 1940 Act which have either the
                  same investment adviser or an investment adviser
                  affiliated with the Funds' Investment Manager) made by
                  a broker are one factor among others to be taken into
                  account in deciding to allocate portfolio transactions (including agency transactions, principal transactions, purchases in underwritings or tenders in response to tender offers) for the account of a Fund to that
                  broker; provided that the broker shall furnish "best execution" as defined in paragraph 1 above, and that such allocation shall be within the scope of a Funds
                  policies as stated above; and provided further, that in every allocation made to a broker in which the sale of Shares is taken into account there shall be no increase in the amount of the commissions or other compensation paid to such broker
                  beyond  a   reasonable   commission   or  other   compensation
                  determined, as set forth in paragraph 3 above, on the basis of best execution alone or best execution plus research services, without taking account of or placing any value upon such sale of Shares.

         Insofar as known to management, no Director or officer of the Company, nor the Investment Manager or the Principal Underwriter or any person affiliated with any of them, has any material direct or indirect interest in any broker employed by or on behalf of the Company for either World Fund or Foreign Fund. Franklin Templeton Distributors, Inc., the Principal Underwriter for the Company, is a registered broker-dealer but has never executed any purchase or sale transactions for either Fund's portfolio or participated in commissions on any such transactions, and has no intention of doing so in the future. The total brokerage commissions on World Fund's portfolio transactions during the fiscal years ended August 31, 1995, 1994, and 1993 (not including any spreads or concessions on principal transactions) were $8,042,091, $6,895,789, and $4,751,804. The total brokerage commissions on Foreign Fund's portfolio transactions during the fiscal years ended August 31, 1995, 1994, and 1993 (not including any spreads or concessions on principal transactions) were $11,925,138, $7,329,697, and $3,185,372. All portfolio transactions are allocated to broker-dealers only when their prices and execution, in the good faith judgment of the Investment Manager, are equal to the best available within the scope of the Company's policies. There is no fixed method used in determining which broker-dealers receive which order or how many orders.

                                    PURCHASE, REDEMPTION AND PRICING OF SHARES

         The Prospectuses describe the manner in which the Funds'
Shares may be purchased and redeemed. See "How to Buy Shares of the Fund" and "How to Sell Shares of the Fund."

         Net asset value is determined separately for each Fund. Net asset value per Share is determined as of the scheduled closing of the NYSE (generally 4:00 p.m., New York time), every Monday through Friday (exclusive of national business holidays). The Company's offices will be closed, and net asset value will not be calculated, on those days on which the NYSE is closed, which currently are: New Year's Day, Presidents' Day, Good Friday,

Memorial Day, Independence Day, Labor Day, Thanksgiving Day and
Christmas Day.

         Trading in securities on European and Far Eastern securities exchanges and over-the-counter markets is normally completed well before the close of business in New York on each day on which the NYSE is open. Trading of European or Far Eastern securities generally, or in a particular country or countries, may not take place on every New York business day. Furthermore, trading takes place in various foreign markets on days which are not business days in New York and on which a Fund's net asset value is not calculated. Each Fund calculates net asset value per Share, and therefore effects sales, redemptions and repurchases of its Shares, as of the close of the NYSE once on each day on which that Exchange is open. Such calculation does not take place contemporaneously with the determination of the prices of many of the portfolio securities used in such calculation and if events occur which materially affect the value of those foreign securities, they will be valued at fair market value as determined by the management and approved in good faith by the Board of Directors.

         The Board of Directors may establish procedures under which a Fund may suspend the determination of net asset value for the whole or any part of any period during which (1) the NYSE is closed other than for customary weekend and holiday closings, (2) trading on the NYSE is restricted, (3) an emergency exists as a result of which disposal of securities owned by either Fund is not reasonably practicable or it is not reasonably practicable for either Fund fairly to determine the value of its net assets, or (4) for such other period as the SEC may by order permit for the protection of the holders of either Fund's Shares.

         OWNERSHIP AND AUTHORITY DISPUTES. In the event of disputes involving multiple claims of ownership or authority to control a Shareholder's account, each Fund has the right (but has no obligation) to: (1) freeze the account and require the written agreement of all persons deemed by the Fund to have a potential property interest in the account, prior to executing instructions regarding the account; or (2) interplead disputed funds or accounts with a court of competent jurisdiction. Moreover, the Funds may surrender ownership of all or a portion of an account to the IRS in response to a Notice of Levy.

         In  addition  to  the  special   purchase   plans   described   in  the
Prospectuses, other special purchase plans also are available:

         TAX-DEFERRED RETIREMENT PLANS.  Each Fund offers its
Shareholders the opportunity to participate in the following types of retirement plans:

         o For individuals whether or not covered by other qualified plans;

         o         For simplified employee pensions;

         o         For employees of tax-exempt organizations; and

         o For corporations, self-employed individuals and partnerships.

         Capital gains and income received by the foregoing plans generally are exempt from taxation until distribution from the plans. Investors considering participation in any such plan should review specific tax laws relating thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Additional information, including the fees and charges with respect to all of these plans, is available upon request to the Principal Underwriter. No distribution under a retirement plan will be made until Franklin Templeton Trust Company ("FTTC") receives the participant's election on IRS Form W-4P (available on request from FTTC) and such other documentation as it deems necessary, as to whether or not U.S. income tax is to be withheld from such distribution.

         INDIVIDUAL RETIREMENT ACCOUNT (IRA). All individuals (whether or not covered by qualified private or governmental retirement plans) may purchase Shares of either Fund pursuant to an IRA. However, contributions to an IRA by an individual who is covered by a qualified private or governmental plan may not be tax-deductible depending on the individual's income. Custodial services for IRAs are available through FTTC. Disclosure statements summarizing certain aspects of IRAs are furnished to all persons investing in such accounts, in accordance with IRS regulations.

         SIMPLIFIED EMPLOYEE PENSIONS (SEP-IRA). For employers who wish to establish a simplified form of employee retirement program investing in Shares of either Fund, there are available Simplified Employee Pensions invested in IRA Plans. Details and materials relating to these Plans will be furnished upon request to the Principal Underwriter.

         RETIREMENT PLAN FOR EMPLOYEES OF TAX-EXEMPT ORGANIZATIONS (403(B)). Employees of public school systems and certain types of charitable organizations may enter into a deferred compensation arrangement for the purchase of Shares of either Fund without being taxed currently on the investment. Contributions which are made by the employer through salary reduction are excludable from the gross income of the employee.

Such deferred compensation plans, which are intended to qualify under Section 403(b) of the Internal Revenue Code of 1986, as amended (the "Code"), are available through the Principal Underwriter. Custodian services are provided by FTTC.

         QUALIFIED PLAN FOR CORPORATIONS, SELF-EMPLOYED INDIVIDUALS AND PARTNERSHIPS. For employers who wish to purchase Shares of either Fund in conjunction with employee retirement plans, there is a prototype master plan which has been approved by the IRS. A "Section 401(k) plan" is also available. FTTC furnishes custodial services for these plans. For further details, including custodian fees and plan administration services, see the master plan and related material which is available from the Principal Underwriter.

         LETTER OF INTENT. Purchasers who intend to invest $50,000 or more in Class I Shares of the Funds or any other fund in the Franklin Group of Funds and the Templeton Family of Funds, except Templeton Capital Accumulator Fund, Inc., Templeton Variable Annuity Fund, Templeton Variable Products Series Fund, Franklin Valuemark Funds and Franklin Government Securities Trust (the "Franklin Templeton Funds"), within 13 months (whether in one lump sum or in installments, the first of which may not be less than 5% of the total intended amount and each subsequent installment not less than $25 unless the investor is a qualifying employee benefit plan (the "Benefit Plan"), including automatic investment and payroll deduction plans), and to beneficially hold the total amount of such Class I Shares fully paid for and outstanding simultaneously for at least one full business day before the expiration of that period, should execute a Letter of Intent ("LOI") on the form provided in the Shareholder Application in the Prospectus. Payment for not less than 5% of the total intended amount must accompany the executed LOI unless the investor is a Benefit Plan. Except for purchases of Shares by a Benefit Plan, those Class I Shares purchased with the first 5% of the intended amount stated in the LOI will be held as "Escrowed Shares" for as long as the LOI remains unfulfilled. Although the Escrowed Shares are registered in the investor's name, his full ownership of them is conditional upon fulfillment of the LOI. No Escrowed Shares can be redeemed by the investor for any purpose until the LOI is fulfilled or terminated. If the LOI is terminated for any reason other than fulfillment, the Transfer Agent will redeem that portion of the Escrowed Shares required and apply the proceeds to pay any adjustment that may be appropriate to the sales commission on all Class I Shares (including the Escrowed Shares) already purchased under the LOI and apply any unused balance to the investor's account. The LOI is not a binding obligation to purchase any amount of Shares, but its execution will result in the purchaser paying a lower sales charge at the appropriate quantity purchase level. A purchase not originally made pursuant to an LOI may be included under a subsequent LOI executed within 90 days of such purchase. In this case, an adjustment will be made at the end of 13 months from the effective date of the LOI at the net asset value per Share then in effect, unless the investor makes an earlier written request to the Principal Underwriter upon fulfilling the purchase of Shares under the LOI. In addition, the aggregate value of any Shares, including Class II Shares, purchased prior to the 90-day period referred to above may be applied to purchases under a current LOI in fulfilling the total intended purchases under the LOI. However, no adjustment of sales charges previously paid on purchases prior to the 90-day period will be made.

         If an LOI is executed on behalf of a benefit plan (such plans are described under "How to Buy Shares of the Fund -- Net Asset Value Purchases (Both Classes)" in the Prospectus), the level and any reduction in sales charge for these employee benefit plans will be based on actual plan participation and the projected investments in the Franklin Templeton Funds under the LOI. Benefit Plans are not subject to the requirement to reserve 5% of the total intended purchase, or to any penalty as a result of the early termination of a plan, nor are Benefit Plans entitled to receive retroactive adjustments in price for investments made before executing LOIs.

         SPECIAL NET ASSET VALUE PURCHASES. As discussed in the Prospectus under "How to Buy Shares of the Fund -- Description of Special Net Asset Value Purchases," certain categories of investors may purchase Class I Shares of a Fund at net asset value (without a front-end or contingent deferred sales charge). Franklin Templeton Distributors, Inc. ("FTD") or one of its affiliates may make payments, out of its own resources, to securities dealers who initiate and are responsible for such purchases, as indicated below. FTD may make these payments in the form of contingent advance payments, which may require reimbursement from the securities dealers with respect to certain redemptions made within 12 months of the calendar month following purchase, as well as other conditions, all of which may be imposed by an agreement between FTD, or its affiliates, and the securities dealer.

         The following amounts will be paid by FTD or one of its affiliates, out of its own resources, to securities dealers who initiate and are responsible for
(i) purchases of most equity and fixed-income Franklin Templeton Funds made at net asset value by certain designated retirement plans (excluding IRA and IRA rollovers): 1.00% on sales of $1 million but less than $2 millon, plus 0.80% on sales of $2 million but less than $3 million, plus 0.50% on sales of $3 million but less than $50 million, plus 0.25% on sales of $50 million but less than $100 million, plus 0.15% on sales of $100 million or more; and (ii) purchases of most fixed-income Franklin Templeton Funds made at net asset value by non-designated retirement plans: 0.75% on sales of $1 million but less than $2 million, plus 0.60% on sales of $2 million but less than $3 million, plus 0.50% on sales of $3 million but less than $50 million, plus 0.25% on sales of $50 million but less than $100 million, plus 0.15% on sales of $100 million or more. These payment breakpoints are reset every 12 months for purposes of additional purchases. With respect to purchases made at net asset value by certain trust companies and trust departments of banks and certain retirement plans of organizations with collective retirement plan assets of $10 million or more, FTD, or one of its affiliates, out of its own resources, may pay up to 1% of the amount invested.

         Under agreements with certain banks in Taiwan, Republic of China, the Funds' Shares are available to such banks' discretionary trust funds at net asset value. The banks may charge service fees to their customers who participate in the discretionary trusts. Pursuant to agreements, a portion of such service fees may be paid to FTD, or an affiliate of FTD to help defray expenses of maintaining a service office in Taiwan, including expenses related to local literature fulfillment and communication facilities.

         REDEMPTIONS IN KIND. Redemption proceeds are normally paid in cash; however, the Fund may pay the redemption price in whole or in part by a distribution in kind of securities from the portfolio of the Fund, in lieu of cash, in conformity with applicable rules of the SEC. In such circumstances, the securities distributed would be valued at the price used to compute the Fund's net asses value. If shares are redeemed in kind, the redeeming Shareholder might incur brokerage costs in converting the assets into cash. A Fund is obligated to redeem Shares solely in cash up to the lesser $250,000 or 1% of its net assets during any 90-day period for any one Shareholder.

                                                    TAX STATUS

         Each of the Funds intends normally to pay a dividend at least once annually representing substantially all of its net investment income (which includes, among other items, dividends and interest) and to distribute at least annually any realized capital gains. By so doing and meeting certain diversification of assets and other requirements of the Code, each Fund intends to qualify annually as a regulated investment company under the Code. The status of the Funds as regulated investment companies does not involve government supervision of management or of their investment practices or policies. As a regulated investment company, a Fund generally will be relieved of liability for U.S.

Federal income tax on that portion of its net investment income and net realized capital gains which it distributes to its Shareholders. Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement also are subject to a nondeductible 4% excise tax. To prevent application of the excise tax, each Fund intends to make distributions in accordance with the calendar year distribution requirement.

         Dividends of net investment income and net short-term capital gains are taxable to Shareholders as ordinary income. Distributions of net investment income may be eligible for the corporate dividends-received deduction to the extent attributable to a Fund's qualifying dividend income. However, the alternative minimum tax applicable to corporations may reduce the benefit of the dividends-received deduction. Distributions of net capital gains (the excess of net long-term capital gains over net short-term capital losses) designated by a Fund as capital gain dividends are taxable to Shareholders as long-term capital gains, regardless of the length of time the Fund's Shares have been held by a Shareholder, and are not eligible for the dividends-received deduction. Generally, dividends and distributions are taxable to Shareholders, whether received in cash or reinvested in Shares of a Fund. Any distributions that are not from a Fund's investment company taxable income or net capital gain may be characterized as a return of capital to Shareholders or, in some cases, as capital gain. Shareholders will be notified annually as to the Federal tax status of dividends and distributions they receive and any tax withheld thereon.

         Distributions by a Fund reduce the net asset value of the Fund Shares. Should a distribution reduce the net asset value below a Shareholder's cost basis, the distribution nevertheless would be taxable to the Shareholder as ordinary income or capital gain as described above, even though, from an investment standpoint, it may constitute a partial return of capital. In particular, investors should be careful to consider the tax implication of buying Shares just prior to a distribution by a Fund. The price of Shares purchased at that time includes the amount of the forthcoming distribution, but the distribution will generally be taxable to them.

         Certain of the debt securities acquired by the Funds may be treated as debt securities that were originally issued at a discount. Original issue discount can generally be defined as the difference between the price at which a security was issued and its stated redemption price at maturity. Although no cash income is actually received by the Funds, original issue discount on a taxable debt security earned in a given year generally is treated for Federal income tax purposes as interest and, therefore, such income would be subject to the distribution requirements of the Code.

         Some of the debt securities may be purchased by the Funds at a discount which exceeds the original issue discount on such debt securities, if any. This additional discount represents market discount for Federal income tax purposes. The gain realized on the disposition of any taxable debt security having market discount will be treated as ordinary income to the extent it does not exceed the accrued market discount on such debt security. Generally, market discount accrues on a daily basis for each day the debt security is held by a Fund at a constant rate over the time remaining to the debt security's maturity or, at the election of a Fund, at a constant yield to maturity which takes into account the semi-annual compounding of interest.

         A Fund may invest in stocks of foreign companies that are classified under the Code as passive foreign investment companies ("PFICs"). In general, a foreign company is classified as a PFIC if at least one-half of its assets constitute investment-type assets or 75% or more of its gross income is investment-type income. Under the PFIC rules, an "excess distribution" received with respect to PFIC stock is treated as having been realized ratably over the period during which a Fund held the PFIC stock. A Fund itself will be subject to tax on the portion, if any, of the excess distribution that is allocated to that Fund's holding period in prior taxable years (and an interest factor will be added to the tax, as if the tax had actually been payable in such prior taxable years) even though the Fund distributes the corresponding income to Shareholders. Excess distributions include any gain from the sale of PFIC stock as well as certain distributions from a PFIC. All excess distributions are taxable as ordinary income.

          A Fund may be able to elect alternative tax treatment with respect to PFIC stock. Under an election that currently may be available, a Fund generally would be required to include in its gross income its share of the earnings of a PFIC on a current basis, regardless of whether any distributions are received from the PFIC. If this election is made, the special rules, discussed above, relating to the taxation of excess distributions, would not apply. In addition, another election may be available that would involve marking to market the Funds' PFIC shares at the end of each taxable year (and on certain other dates prescribed in the Code), with the result that unrealized gains are treated as though they were realized. If this election were made, tax at the fund level under the PFIC rules would generally be eliminated, but the Funds could, in limited circumstances, incur nondeductible interest charges. Each Fund's intention to qualify annually as a regulated investment company may limit its elections with respect to PFIC shares.

         Because the application of the PFIC rules may affect, among other things, the character of gains, the amount of gain or loss and the timing of the recognition of income with respect to PFIC stock, as well as subject a Fund itself to tax on certain income from PFIC stock, the amount that must be distributed to Share-holders, and which will be taxed to Shareholders as ordinary income or long-term capital gain, may be increased or decreased substantially as compared to a fund that did not invest in PFIC stock.

         Income received by a Fund from sources within foreign countries may be subject to withholding and other income or similar taxes imposed by such countries. If more than 50% of the value of a Fund's total assets at the close of its taxable year consists of securities of foreign corporations, that Fund will be eligible and intends to elect to "pass through" to the Fund's Shareholders the amount of foreign taxes paid by that Fund. Pursuant to this election, a Shareholder will be required to include in gross income (in addition to taxable dividends actually received) his pro rata share of the foreign taxes paid by a Fund, and will be entitled either to deduct (as an itemized deduction) his pro rata share of foreign income and similar taxes in computing his taxable income or to use it as a foreign tax credit against his U.S. Federal income tax liability, subject to limitations. No deduction for foreign taxes may be claimed by a Shareholder who does not itemize deductions, but such a Shareholder may be eligible to claim the foreign tax credit (see below). Each Shareholder will be notified within 60 days after the close of the Funds' taxable year whether the foreign taxes paid by a Fund will "pass through" for that year.

         Generally, a credit for foreign taxes is subject to the limitation that it may not exceed the Shareholder's U.S. tax attributable to his foreign source taxable income. For this purpose, if the pass-through election is made, the source of a Fund's income flows through to its Shareholders. With respect to a Fund, gains from the sale of securities will be treated as derived from U.S. sources and certain currency fluctuation gains, including fluctuation gains from foreign currency-denominated debt securities, receivables and payables, will be treated as ordinary income derived from U.S. sources. The limitation on the foreign tax credit is applied separately to foreign source passive income (as defined for purposes of the foreign tax credit), including the foreign source passive income passed through by a Fund. Shareholders may be unable to claim a credit for the full amount of their proportionate share of the foreign taxes paid by a Fund. Foreign taxes may not be deducted in computing alternative minimum taxable income and the foreign tax credit can be used to offset only 90% of the alternative minimum tax (as computed under the Code for purposes of this limitation) imposed on corporations and individuals. If a Fund is not eligible to make the election to "pass through" to its Shareholders its foreign taxes, the foreign income taxes it pays generally will reduce investment company taxable income and the distributions by a Fund will be treated as United States source income.

         Certain options and futures contracts in which World Fund may invest are "section 1256 contracts." Gains or losses on section 1256 contracts generally are considered 60% long-term and 40% short-term capital gains or losses ("60/40"); however, foreign currency gains or losses (as discussed below) arising from certain section 1256 contracts may be treated as ordinary income or loss. Also, section 1256 contracts held by World Fund at the end of each taxable year (and on certain other dates as prescribed under the Code) are "marked-to-market" with the result that unrealized gains or losses are treated as though they were realized.

         Generally, the hedging transactions undertaken by World Fund may result in "straddles" for U.S. Federal income tax purposes. The straddle rules may affect the character of gains (or losses) realized by World Fund. In addition, losses realized by World Fund on positions that are part of the straddle may be deferred under the straddle rules, rather than being taken into account in calculating the taxable income for the taxable year in which the losses are realized. Because only a few regulations implementing the straddle rules have been promulgated, the tax consequences to World Fund of hedging transactions are not entirely clear. The hedging transactions may increase the amount of short-term capital gain realized by World Fund which is taxed as ordinary income when distributed to Shareholders.

         World Fund may make one or more of the elections available under the Code which are applicable to straddles. If World Fund makes any of the elections, the amount, character, and timing of the recognition of gains or losses from the affected straddle positions will be determined under rules that vary according to the election(s) made. The rules applicable under certain of the elections may operate to accelerate the recognition of gains or losses from the affected straddle positions.

         Because application of the straddle rules may affect the character of gains or losses, defer losses and/or accelerate the recognition of gains or losses from the affected straddle positions, the amount which must be distributed to Shareholders and which will be taxed to Shareholders as ordinary income or long-term capital gain may be increased or decreased as compared to a fund that did not engage in such hedging transactions.

         Requirements relating to the World Fund's tax status as a regulated investment company may limit the extent to which World Fund will be able to engage in transactions in options and futures contracts.

         Under the Code, gains or losses attributable to fluctuations in foreign currency exchange rates which occur between the time a Fund accrues income or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time a Fund actually collects such receivables or pays such liabilities generally are treated as ordinary income or ordinary loss. Similarly, on disposition of debt securities denominated in a foreign currency and on disposition of certain financial contracts and options, gains or losses attributable to fluctuations in the value of foreign currency between the date of acquisition of the security or contract and the date of disposition also are treated as ordinary gain or loss. These gains and losses, referred to under the Code as "section 988" gains and losses, may increase or decrease the amount of a Fund's net investment income to be distributed to its Shareholders as ordinary income. For example, fluctuations in exchange rates may increase the amount of income that a Fund must distribute in order to qualify for treatment as a regulated investment company and to prevent application of an excise tax on undistributed income. Alternatively, fluctuations in exchange rates may decrease or eliminate income available for distribution. If section 988 losses exceed other net investment income during a taxable year, a Fund would not be able to make ordinary dividend distributions, or distributions made before the losses were realized would be recharacterized as return of capital to Shareholders for Federal income tax purposes, rather than as an ordinary dividend, reducing each Shareholder's basis in his Fund Shares, or as a capital gain.

         Upon the sale or exchange of his Shares, a Shareholder will realize a taxable gain or loss depending upon his basis in the Shares. Such gain or loss will be treated as capital gain or loss if the Shares are capital assets in the Shareholder's hands, and generally will be long-term if the Shareholder's holding period for the Shares is more than one year and generally otherwise will be short-term. Any loss realized on a sale or exchange will be disallowed to the extent that the Shares disposed of are replaced (including replacement through the reinvesting of dividends and capital gain distributions in a Fund) within a period of 61 days beginning 30 days before and ending 30 days after the disposition of the Shares. In such a case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Shareholder on the sale of a Fund's Shares held by the Shareholder for six months or less will be treated for Federal income tax purposes as a long-term capital loss to the extent of any distributions of long-term capital gains received by the Shareholder with respect to such Shares.

         In some cases, Shareholders will not be permitted to take sales charges into account for purposes of determining the amount of gain or loss realized on the disposition of their Shares. This prohibition generally applies where (1) the Shareholder incurs a sales charge in acquiring the stock of a regulated investment company, (2) the stock is disposed of before the 91st day after the date on which it was acquired, and (3) the Shareholder subsequently acquires shares of the same or another regulated investment company and the otherwise applicable sales charge is reduced or eliminated under a "reinvestment right" received upon the initial purchase of shares of stock. In that case, the gain or loss recognized will be determined by excluding from the tax basis of the Shares exchanged all or a portion of the sales charge incurred in acquiring those Shares. This exclusion applies to the extent that the otherwise applicable sales charge with respect to the newly acquired Shares is reduced as a result of having incurred a sales charge initially. Sales charges affected by this rule are treated as if they were incurred with respect to the stock acquired under the reinvestment right. This provision may be applied to successive acquisitions of stock.

         Each Fund generally will be required to withhold Federal income tax at a rate of 31% ("backup withholding") from dividends paid, capital gain distributions, and redemption proceeds to Shareholders if (1) the Shareholder fails to furnish a Fund with the Shareholder's correct taxpayer identification number or social security number and to make such certifications as a Fund may require, (2) the IRS notifies the Shareholder or a Fund that the Shareholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect, or (3) when required to do so, the Shareholder fails to certify that he is not subject to backup withholding. Any amounts withheld may be credited against the Shareholder's Federal income tax liability.

         Ordinary dividends and taxable capital gain distributions declared in October, November, or December with a record date in such month and paid during the following January will be treated as having been paid by a Fund and received by Shareholders on December 31 of the calendar year in which declared, rather than the calendar year in which the dividends are actually received.

         Distributions also may be subject to state, local and foreign taxes. U.S. tax rules applicable to foreign investors may differ significantly from those outlined above. Shareholders are advised to consult their own tax advisers for details with respect to the particular tax consequences to them of an investment in either Fund.

                                               PRINCIPAL UNDERWRITER

         Franklin Templeton Distributors, Inc. ("FTD" or the
"Principal Underwriter"), P.O. Box 33030, St. Petersburg, Florida
33733-8030, toll free telephone (800) 237-0738, is the Principal
Underwriter of each Fund's Shares. FTD is a wholly owned subsidiary of Franklin.

         The Company, pursuant to Rule 12b-1 under the 1940 Act, has adopted a Distribution Plan with respect to each class of Shares ("Plans") on behalf of each Fund. Under the Plans adopted with respect to Class I Shares, a Fund may reimburse the Principal Underwriter or others quarterly (subject to a limit of 0.25% per annum of each Fund's average daily net assets attributable to Class I Shares) for costs and expenses incurred by FTD or others in connection with any activity which is primarily intended to result in the sale of a Fund's Shares. Under the Plans adopted with respect to Class II Shares, each Fund will pay FTD or others quarterly (subject to a limit of 1.00% per annum of each Fund's average daily assets attributable to Class II Shares of which up to 0.25% of such net assets may be paid to dealers for personal service and/or maintenance of Shareholder accounts) for costs and expenses incurred by FTD or others in connection with any activity which is primarily intended to result in the sale of the Fund's Shares. Payments to FTD or others could be for various types of activities, including (1) payments to broker-dealers who provide certain services of value to each Fund's Shareholders (sometimes referred to as a "trail fee"); (2) reimbursement of expenses relating to selling and servicing efforts or of organizing and conducting sales seminars; (3) payments to employees or agents of the Principal Underwriter who engage in or support distribution of Shares; (4) payments of the costs of preparing, printing and distributing Prospectuses and reports to prospective investors and of printing and advertising expenses; (5) payment of dealer commissions and wholesaler compensation in connection with sales of a Fund's Shares and interest or carrying charges in connection therewith; and (6) such other similar services as the Company's Board of Directors determines to be reasonably calculated to result in the sale of Shares. Under the Plan adopted with respect to Class I Shares of a Fund, the costs and expenses not reimbursed in any one given quarter (including costs and expenses not reimbursed because they exceed 0.25% of the Fund's average daily net assets attributable to Class I Shares) may be reimbursed in subsequent quarters or years.

         During the fiscal year ended August 31, 1995, FTD incurred in connection with the distribution of shares costs and expenses of $10,215,632 for Class I Shares of World Fund, $11,211 for Class II Shares of World Fund, $15,404,475 for Class I Shares of Foreign Fund, and $355,895 for Class II Shares of Foreign Fund. During the same period, the Company made reimbursements pursuant to the Plans in the amount of $10,215,632 on behalf of Class I Shares of World Fund $11,211 on behalf of Class II Shares of World Fund, $14,581,987 on behalf of Class I Shares of Foreign Fund, and $90,617 on behalf of Class II Shares of Foreign Fund. As indicated above, unreimbursed expenses, which amount to $1,087,776 for Shares of Foreign Fund, may be reimbursed by the Company during the fiscal year ending August 31, 1996 or in subsequent years. In the event that a Plan is terminated, the Company will not be liable to FTD for any unreimbursed expenses that had been carried forward from previous months or years. During the fiscal year ended August 31, 1995, FTD spent, with respect to Class I Shares of World Fund, the following amounts on: compensation to dealers, $8,860,935; sales promotion, $287,494; printing, $183,388; advertising, $817,078; and wholesale costs and expenses, $66,736; and with respect to Class II Shares of World Fund, the following amounts on: compensation to dealers, $818; sales promotion, $6; printing, $5; advertising, $32; and wholesale costs and expenses, $10,349; and, with respect to Class I Shares of Foreign Fund, the following amounts on: compensation to dealers, $12,429,081; sales promotion, $290,597; printing, $734,122; advertising, $1,443,337; and wholesale costs and expenses, $507,338; and with respect to Class II Shares of Foreign Fund, the following amounts on: compensation to dealers, $25,609; sales promotion, $198; printing, $919; advertising, $1,118; and wholesale costs and expenses, $328,050.

         The Distribution Agreement provides that the Principal Underwriter will use its best efforts to maintain a broad and continuous distribution of each Fund's Shares among bona fide investors and may sign selling contracts with responsible dealers, as well as sell to individual investors. The Shares are sold only at the Offering Price in effect at the time of sale, and each Fund receives not less than the full net asset value of the Shares sold. The discount between the Offering Price and the net asset value may be retained by the Principal Underwriter or it may reallow all or any part of such discount to dealers. In the three fiscal years ended August 31, 1995, 1994, and 1993, FTD (and, prior to June 1, 1993, Templeton Funds Distributor, Inc.) retained of such discount $1,962,439, $1,931,397, and $1,208,991, respectively, or approximately 18.64%, 17.97%, and 19.87% of the gross sales commissions for those years with respect to World

Fund, and retained  $6,510,032,  $9,452,983,  and $3,975,783,  respectively,  or approximately 13.17%, 15.79%, and 15.81% of the gross sales commissions for those years with respect to Foreign Fund.

         The Distribution Agreement provides that the Company shall pay the costs and expenses incident to registering and qualifying each Fund's Shares for sale under the Securities Act of 1933 and under the applicable Blue Sky laws of the jurisdictions in which the Principal Underwriter desires to distribute such Shares, and for preparing, printing and distributing prospectuses and reports to Shareholders. The Principal Underwriter pays the cost of printing additional copies of prospectuses and reports to Shareholders used for selling purposes. (The Company pays costs of preparation, set-up and initial supply of the Funds' prospectuses for existing Shareholders.)

         The Distribution Agreement is subject to renewal from year to year in accordance with the provisions of the 1940 Act and terminates automatically in the event of its assignment. The Distribution Agreement may be terminated without penalty by either party upon 60 days' written notice to the other, provided termination by the Company shall be approved by the Board of Directors or a majority (as defined in the 1940 Act) of the Shareholders. The Principal Underwriter is relieved of liability for any act or omission in the course of its performance of the Distribution Agreement, in the absence of willful
misfeasance,   bad  faith,   gross  negligence  or  reckless  disregard  of  its
obligations.

         FTD is the Principal Underwriter of the Shares of the Fund throughout the world, except for Hong Kong and other parts of Asia, and other countries or territories as it might hereafter relinquish to another principal underwriter. The Fund has entered into a non-exclusive underwriting agreement with Templeton Franklin Investment Services (Asia) Limited ("Templeton Investment Services"), whose office address is 2701 Shui On Centre, Hong Kong as principal underwriter for sale of the Shares in Hong Kong and other parts of Asia. The terms of the underwriting agreements with Templeton Investment Services are substantially similar to those of the Distribution Agreement with FTD. Templeton Investment Services is an indirect wholly owned subsidiary of Franklin.

         FTD is the principal underwriter for the other Templeton Funds.

                                               DESCRIPTION OF SHARES

         The Shares of each Fund have the same preferences, conversion and other rights, voting powers, restrictions and limitations as to dividends, qualifications and terms and conditions of redemption, except as follows: all consideration received from the sale of Shares of either Fund, together with all income, earnings, profits and proceeds thereof, belongs to that Fund and is charged with liabilities in respect of that Fund and of that Fund's part of general liabilities of the Company in the proportion that the total net assets of the Fund bear to the total net assets of both Funds. The net asset value of a Share of either Fund is based on the assets belonging to that Fund less the liabilities charged to that Fund, and dividends are paid on Shares of either Fund only out of lawfully available assets belonging to that Fund. In the event of liquidation or dissolution of the Company, the Shareholders of each Fund will be entitled, out of assets of the Company available for distribution, to the assets belonging to that particular Fund.

         The Shares have non-cumulative voting rights so that the holders of a plurality of the Shares voting for the election of Directors at a meeting at which 50% of the outstanding Shares are present can elect all the Directors and in such event, the holders of the remaining Shares voting for the election of Directors will not be able to elect any person or persons to the Board of Directors.

                                              PERFORMANCE INFORMATION

         Each Fund may, from time to time, include its total return in advertisements or reports to Shareholders or prospective investors. Quotations of average annual total return for each Fund will be expressed in terms of the average annual compounded rate of return for periods in excess of one year or the total return for periods less than one year of a hypothetical investment in the Fund over periods of one, five, or ten years (up to the life of the Fund) calculated pursuant to the following formula: P(1 + T)n = ERV (where P = a hypothetical initial payment of $1,000, T = the average annual total return for periods of one year or more or the total return for periods of less than one year, n = the number of years, and ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period). All total return figures reflect the deduction of the maximum initial sales charge and deduction of a proportional share of a Fund's expenses on an annual basis, and assume that all dividends and distributions are reinvested when paid. World Fund's average annual total return for the one-, five- and ten-year periods ended August 31, 1995 was 3.56%,

13.39% and 12.91%, respectively. Foreign Fund's average annual total return for the one-, five- and ten-year periods ended August 31, 1995, was (2.79)%, 8.99% and 16.43%, respectively.

         Performance information for each Fund may be compared, in reports and promotional literature, to: (i) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, or other unmanaged indices so that investors may compare each Fund's results with those of a group of unmanaged securities widely regarded by investors as representative of the securities market in general;
(ii) other groups of mutual funds tracked by Lipper Analytical Services, Inc., a widely used independent research firm which ranks mutual funds by overall performance, investment objectives and assets, or tracked by other services, companies, publications, or persons who rank mutual funds on overall performance or other criteria; and (iii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in a Fund. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

         Performance information for each Fund reflects only the performance of a hypothetical investment in each Fund during the particular time period on which the calculations are based. Performance information should be considered in light of each Fund's investment objective and policies, characteristics and quality of the portfolio and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

         From time to time, each Fund and the Investment Manager may also refer to the following information:

(1)      The  Investment   Manager's  and  its   affiliates'   market  share  of
         international equities managed in mutual funds prepared or published by Strategic Insight or a similar statistical organization.

(2) The performance of U.S. equity and debt markets relative to foreign markets prepared or published by Morgan Stanley
         Capital International or a similar financial organization.

(3)      The capitalization of U.S. and foreign stock markets as
         prepared or published by the International Finance
         Corporation,   Morgan  Stanley  Capital   International  or  a  similar
         financial organization.

(4) The geographic and industry distribution of the Fund's portfolio and the Fund's top ten holdings.

(5) The gross national product and populations, including age characteristics, literacy rates, foreign investment improvements due to a liberalization of securities laws and a reduction of foreign exchange controls, and improving communication technology, of various countries as published by various statistical organizations.

(6) To assist investors in understanding the different returns and risk characteristics of various investments, the Fund may show historical returns of various investments and published indices (E.G., Ibbotson Associates, Inc. Charts and Morgan Stanley EAFE - Index).

(7) The major industries located in various jurisdictions as published by the Morgan Stanley Index.

(8) Rankings by DALBAR Surveys, Inc. with respect to mutual fund shareholder services.

(9) Allegorical stories illustrating the importance of persistent long-term investing.

(10) The Fund's portfolio turnover rate and its ranking relative to industry standards as published by Lipper Analytical
         Services, Inc. or Morningstar, Inc.

(11) A description of the Templeton organization's investment management philosophy and approach, including its worldwide search for undervalued or "bargain" securities and its diversification by industry, nation and type of stocks or other securities.

(12)     Quotations  from  the  Templeton   organization's   founder,  Sir  John
         Templeton,* advocating the virtues of diversification and long-term investing, including the following:

                  o         "Never follow the crowd.  Superior performance is
                           possible only if you invest differently from the crowd."

                  o         "Diversify by company, by industry and by
                           country."

                  o         "Always maintain a long-term perspective."
--------
 * Sir John Templeton sold the Templeton organization to Franklin Resources, Inc. in October, 1992 and resigned from the Company's Board on April 16, 1995. He is no longer involved with the investment management process.

                  o         "Invest for maximum total real return."

                  o         "Invest - don't trade or speculate."

                  o         "Remain flexible and open-minded about types of
                           investment."

                  o         "Buy low."

                  o         "When buying stocks, search for bargains among
                           quality stocks."

                  o         "Buy value, not market trends or the economic
                           outlook."

                  o         "Diversify.  In stocks and bonds, as in much else,
                           there is safety in numbers."

                  o         "Do your homework or hire wise experts to help
                           you."

                  o         "Aggressively monitor your investments."

                  o         "Don't panic."

                  o         "Learn from your mistakes."

                  o         "Outperforming the market is a difficult task."

                  o         "An investor who has all the answers doesn't even
                           understand all the questions."

                  o         "There's no free lunch."

                  o         "And now the last principle:  Do not be fearful or
                           negative too often."

         In addition, each Fund and the Investment Manager may also refer to the number of Shareholders in the Fund or the aggregate number of shareholders of the Franklin Templeton Funds or the dollar amount of fund and private account assets under management in advertising materials.

                                               FINANCIAL STATEMENTS

         The financial statements contained in the Fund's Annual Reports to Shareholders of Templeton World Fund and Templeton Foreign Fund dated August 31, 1995 are incorporated herein by reference.

TL STMT 01/96

Table of Contents

                                             Page

Franklin Pacific Growth Fund                    3

Franklin International Equity Fund              9

Schedule of Foreign
Tax Withholding                                14

Statement of Investments                       16

Financial Statements                           27

Notes to Financial Statements                  30

Report of Independent Accountants              36


To reduce the volume of mail shareholders receive and to reduce your fund's expenses, only one copy of most fund reports, such as annual and semi-annual reports, may be mailed to a household. Additional copies can be obtained, without charge, by calling Franklin Templeton Fund Information at 1-800/DIAL BEN (1-800/342-5236).


                                                         December 15, 1995

Dear Shareholder:

It's a pleasure to bring you the fifth annual report of the Franklin International Trust, which covers the fiscal year ended October 31, 1995. The Trust consists of the Franklin International Equity Fund and the Franklin Pacific Growth Fund. Effective February 1, 1996, the Franklin Pacific Growth Fund will change its name to the Templeton Pacific Growth Fund. Templeton Investment Counsel, Inc., noted for its expertise in global investing, co-manages both funds.

During the reporting period, fluctuations in international securities markets, particularly in emerging market countries, served as a reminder that volatility is a normal part of investing. However, we have always maintained a long-term perspective when managing the funds, and we encourage shareholders to view their investments in a similar manner. Although past performance cannot guarantee future results, history has proven that, over the long term, stocks and bonds have delivered impressive financial results. If you remain invested for the long term, you need not be unduly concerned about short-term market fluctuations.

For specific information about the Franklin International Equity Fund and the Franklin Pacific Growth Fund, including the effects of market conditions and management strategies upon their performance during the past fiscal year, please refer to the pages listed in the table of contents on the preceding page.

We thank you for your support, welcome your questions, and look forward to serving your investment needs in the years to come.

Sincerely,


Rupert H. Johnson, Jr.
President
Franklin International Trust



FRANKLIN PACIFIC GROWTH FUND

Your Fund's Objective:

The Franklin Pacific Growth Fund seeks to provide long-term growth of capital by investing in equity securities of which at least 65% trade on markets in the Pacific Rim.

The fiscal year ended October 31, 1995 was a challenging time for investors in Pacific Rim equity markets. Many stock markets in this region experienced extreme volatility throughout the year due to a myriad of problems. Negative effects from Mexico's December 1994 currency devaluation spilled over into other emerging markets, including those in Southeast Asia, in what many referred to as the "Tequila Effect." Japan continued to suffer from a deteriorating real estate market and a weak banking system, while Hong Kong struggled with runaway economic growth, high inflation levels, and uncertainty surrounding its 1997 reversion to China.

Within this difficult environment, your fund posted a one-year total return of -5.54%, as shown in the Performance Summary on page 7. However, the fund significantly outperformed its benchmark, the unmanaged Morgan Stanley Capital International (MSCI) Pacific Basin Index, which delivered a total return of -11.00% for the same period. Although short-term volatility can be disconcerting, we have always maintained a long-term perspective when managing the fund and encourage shareholders to view their investments in a similar manner. As you can see from the Performance Summary, the fund has delivered a cumulative total return of more than 56% since its inception on September 20, 1991.

At the end of the reporting period, Hong Kong was our largest geographic exposure, representing 26.9% of total net assets. Pessimism regarding company earnings and the events surrounding Hong Kong's upcoming reversion to China reached a high point in the first quarter of 1995, and we took advantage of resulting market declines by adding to several of the fund's positions. For example, we increased our holdings of New World Development Co. Ltd., a Hong Kong-based real estate company, and purchased shares of Cathay Pacific Airways Ltd., whose stock price suffered from investor concerns that the airline's monopolistic position would be in jeopardy when China assumes control of Hong Kong.

Compared with our exposure to Hong Kong, the fund's weighting in Japan was conservative, representing 20.3% of total net assets at the end of the fiscal year. This contrasted sharply with the MSCI Pacific Basin Index's Japanese weighting of 80.2%. We maintained this relatively low exposure to Japan due to growing concerns surrounding its banking system, which was plagued by a mountain of bad debts throughout the year.




GRAPHIC MATERIAL 1 OMMITTED - SEE APPENDIX AT END OF DOCUMENT


Many experts in the banking industry estimate these debts at $450 billion, but we believe they far exceed this amount. Fortunately, your fund had no direct investments in Japanese banks during the fiscal year. Taking advantage of a rising yen, we sold portions of our positions in Nippon Telegraph & Telephone Corp. and Mitsubishi Heavy Industrial Co. in March. In August, we trimmed our holdings of Nintendo Co. following solid performance by this stock. Although Japanese stock valuations are characteristically expensive, we intend to continue our search for value there.

Over the course of the fiscal year, we decreased our Australian exposure, from 14.7% to 11.4% of total net assets. Taking advantage of rising commodities prices, we sold the fund's largest Australian position, Western Mining Corp., as metals prices appeared to reach their peak. A large position in BTR Nylex, Ltd. was eliminated from the portfolio when the company was acquired by its controlling U.K. parent corporation, BTR PLC.

Inflationary pressures continued to be a problem in the Philippines, as delayed exports and unfavorable growing conditions caused prices for rice to soar by 50-60% during the year. These pressures do not alarm us, however, and we remain optimistic about the long-term prospects for this country. Our exposure there increased slightly, from 3.9% to 5.0% of total net assets, with the addition of a position in Filinvest Land, Inc., a Philippine-based real estate company.

During the reporting period, we also initiated positions in India and Pakistan. As India's economic growth slowed following rapid growth in 1994, we took advantage of a sharp sell-off in this market and purchased shares of Great Eastern Shipping Co. Ltd. at what we felt was a bargain price. Although Pakistan has lagged other countries in the Pacific Rim due to its fiscal distress and weak agricultural output, we found value in positions such as Fauji Fertilizer Co. Ltd. and Pakistan Telecom Corp.

Looking forward, we are optimistic about the potential prospects for equity markets in the Pacific Rim. Although these markets experienced volatility this past fiscal year, we are confident that our value-oriented investment approach could provide our shareholders with attractive results over the long term. There are, of course, special risks involved with investing in a portfolio of securities concentrated in a single geographic region, which also contains developing markets. These risks include currency fluctuations, market volatility, economic, social, and political uncertainty, and in some cases the relatively small size and lesser liquidity of these markets. For further information concerning these risks, please refer to the fund's prospectus.

We appreciate your participation in the Franklin Pacific Growth Fund and look forward to serving your investment needs in the years to come.


   Franklin Pacific Growth Fund
   Top 10 Holdings on October 31, 1995
   Based on Total Net Assets

   Company                                       % of Total
   Industry, Country                             Net Assets

   HSBC Holdings PLC                                2.9%
   Banking, Hong Kong

   New World Development Co. Ltd.                   2.4%
   Real Estate, Hong Kong

   Brambles Industries Ltd.                         2.3%
   Transportation, Australia

   Cheung Kong Holdings Ltd.                        2.2%
   Multi-Industry, Hong Kong

   Nintendo Co. Ltd.                                2.2%
   Recreation, Other Consumer Goods, Japan

   Philippine Long Distance Telephone Co.           2.2%
   Telecommunications, Philippines

   Jardine Strategic Holdings Ltd.                  2.1%
   Multi-Industry, Hong Kong

   Nisshinbo Industries Inc.                        2.1%
   Textiles & Apparel, Japan

   Mitsubishi Heavy Industries Ltd.                 2.0%
   Industrial Components, Japan

Nippon Telegraph & Telephone Corp.                  2.0%
   Telecommunications, Japan


For a complete list of portfolio holdings, please see page 16 of this report.



Performance Summary

The Franklin Pacific Growth Fund provided a total return of -5.54% for the one-year period ended October 31, 1995. Total return measures the change in value of an investment, assum- ing reinvestment of dividends and capital gains, and does not include the fund's maximum initial sales charge.

Of course, we maintain a long-term perspective when managing the fund, and we encourage shareholders to view their investments in a similar manner. As you can see from the table on page 8, the fund delivered a cumulative total return of more than 56% since its inception on September 20, 1991.

The fund's share price, as measured by net asset value, decreased from $15.40 on October 31, 1994 to $14.11 on October 31, 1995. During the reporting period, shareholders received distributions totaling 15.6 cents ($0.156) per share in dividend income and 27.1 cents ($0.271) per share in capital gains, of which
11.41 cents ($0.1141) represented long-term gains and 15.69 cents ($0.1569) represented short-term gains. Of course, past performance is not predictive of future results, and distributions will vary depending on income earned by the fund and any profits realized from the sale of securities in the portfolio.

The graph on the following page compares the performance of the Franklin Pacific Growth Fund with the performance of the unmanaged Morgan Stanley Capital International (MSCI) Pacific Basin Index from the fund's inception on September 20, 1991. As you can see, the fund outperformed the index during the past fiscal year.


GRAPHIC MATERIAL 2 OMMITTED - SEE APPENDIX AT END OF DOCUMENT

Of course, such unmanaged market indices have inherent performance differentials in comparison with any fund. They don't pay management fees to cover salaries of security analysts or portfolio managers, or pay commissions or market spreads to buy and sell stocks. And, unlike unmanaged indices, mutual funds are never 100% invested because of the need to have cash on hand to redeem shares. In addition, the performance shown for the fund includes the maximum initial sales charge, all fund expenses and account fees. If operating expenses such as the Franklin Pacific Growth Fund's had been applied to this index, its performance would have been lower. Please remember that an index is simply a measure of performance, and one cannot invest in an index directly. Past performance is not predictive of future results.


*Includes all sales charges and represents the change in value of an investment over the period shown. Total return assumes reinvestment of dividends and capital gains. Past performance is not predictive of future results.
**Index is unmanaged and includes reinvested dividends.


Franklin Pacific Growth Fund
Periods ended October 31, 1995

                                                   Since
                                                 Inception
                           1-Year      3-Year    (09/20/91)

Cumulative

Total Return1               -5.54%     41.85%      56.64%

Average Annual
Total Return2               -9.79%     10.65%      10.28%


1. Cumulative total return measures the change in value of an investment over the periods indicated and does not include the maximum 4.5% initial sales charge.

2. Average annual total return represents the average annual change in value of an investment over the specified periods and includes the maximum 4.5% initial sales charge.

All total return calculations assume reinvestment of dividends and capital gains. Past expense limitations increased the fund's total returns. Investment return and principal value will fluctuate with market conditions, currencies and the economic and political climates of countries where investments are made, so that your shares, when redeemed, may be worth more or less than their initial cost. Past performance is not predictive of future results.



FRANKLIN INTERNATIONAL EQUITY FUND

Your Fund's Objective:

The Franklin International Equity Fund seeks to provide long-term growth of capital by investing in an internationally diversified portfolio of equity securities, of which at least 65% trade on markets in countries other than the United States.

The past fiscal year was marked by a high level of volatility in emerging markets and unexpected advances in developed markets. Stock markets of most developed countries posted double-digit returns despite the high degree of uncertainty prevalent in many overseas markets at the beginning of 1995. Much of this uncertainty was precipitated by the devaluation of the Mexican peso in December 1994, which led to a decline of more than 70% (in U.S. dollar terms) in the Mexican equity market. The ensuing negative impact on financial markets, which some called the "Tequila Effect," was not limited to Latin America. Investors in Asian securities soon discovered that their stocks were declining in value due to professional money managers' generally poor opinions of most emerging markets. With the exception of Japan, which suffered from a deteriorating real estate market and a weakened banking system, most major developed markets, particularly those in Sweden, the Netherlands, and the United Kingdom, showed surprising strength.

Responding to these conditions, we reduced our holdings in certain developed markets, such as the United Kingdom and France, and bought securities elsewhere, which we felt were better bargains. At the end of the fiscal year, 82.3% of the fund's total net assets were invested in developed countries, with the remaining 17.7% in developing countries.

With regard to individual investment sectors, cyclical stocks performed very well throughout the reporting period because of economic growth worldwide. This was especially true of the paper, chemicals and metals sectors, although the financial services, technology, and commodities sectors also performed strongly. Increasing economic activity and growing demand for commodities in emerging markets led to rising prices for aluminum and paper, which gave a big boost to the stock prices of companies operating in those industries. The fund's position in Comalco Ltd., an Australian mining company, benefited from this trend. Stocks in other sectors that performed well during the period included Pharmacia AB, Hafslund Nycomed, and British Aerospace.

The fiscal year, however, was not without some disappointments. Every year, some of our stock picks do not live up to our expectations. This is normally due to some unanticipated events at these companies, a major change in the industry that adversely impacts them, or less-than-perfect stock selection on our part. Examples of stocks that did not perform as well as we had hoped include Celsius Industrier AB, Electrolux AB, Oriental Press Group Ltd., and Peregrine Investments Holdings Ltd. Although these stocks declined in price, we did not sell them because we believed they had attractive potential long-term value. Although we do make some mistakes in our stock selections, if we keep them to a minimum, we should be able to achieve the type of returns investors have come to expect.




GRAPHIC MATERIAL 3 OMMITTED - SEE APPENDIX AT END OF DOCUMENT


Looking forward, the world's financial markets should, hopefully, continue to be volatile. We say "hopefully," because the more volatile the market, the more share prices tend to fluctuate. The more share prices fluctuate, the less likely the market will reflect the "true" value of a company, and the easier it becomes for us to find potential bargain-priced stocks for your fund. Many investors are frightened by volatility, but as managers, we welcome the opportunity it provides us. While short-term volatility can be disconcerting, declines of as much as 40% to 50% are not unusual in emerging markets. For example, the Hong Kong stock market has increased 695% in the last 15 years, but has suffered six declines of more than 20% during that time.* There are, of course, special risks involved with foreign investing related to market, currency, economic, political, and other factors. Developing markets involve similar but heightened risks, in addition to risks associated with the relatively small size and lesser liquidity of these markets, which are discussed in the fund's prospectus.

We thank you for your participation in the Franklin International Equity Fund and welcome any comments or suggestions you may have.


*Source: Bloomberg. Based on quarterly percentage change over 15 years ended September 30, 1995.


   Franklin International Equity Fund
   Top 10 Holdings on October 31, 1995
   Based on Total Net Assets

   Name                                         % of Total
   Industry, Country                            Net Assets

   U.S. Treasury Note, 5.125%, 3/31/96             3.9%
   Government Bond, United States

   International Nederlanden Group                 3.3%
   Insurance, Netherlands

   Ace Ltd.                                        2.9%
   Insurance, Bermuda

   Hafslund Nycomed SA, B                          2.8%
   Health & Personal Care, Norway

   Volvo AB, B                                     2.3%
   Automobiles, Sweden

   Ecco SA                                         2.2%
   Business & Public Services, France

   Enso Gutzeit OY, R                              2.1%
   Forest Products & Paper, Finland

   Telefonica de Espana SA                         2.0%
   Telecommunications, Spain

   Iberdrola SA                                    2.0%
   Utilities -- Electrical & Gas, Spain

   DSM NV                                          1.7%
   Chemicals, Netherlands


For a complete list of portfolio holdings, please see page 21 of this report.



Performance Summary

The Franklin International Equity Fund provided a total return of +1.75% for the one-year period ended October 31, 1995. Total return measures the change in value of an investment, assum ing reinvestment of dividends and capital gains, and does not include the fund's maximum initial sales charge.

Of course, we maintain a long-term perspective when managing the fund, and we encourage shareholders to view their investments in a similar manner. As you can see from the table on page 13, the fund delivered a cumulative total return of more than 51% since its inception on September 20, 1991.

The fund's share price, as measured by net asset value, decreased from $13.83 on October 31, 1994 to $13.23 on October 31, 1995. During the reporting period, shareholders received distributions totaling 19 cents ($0.19) per share in dividend income and 58.8 cents ($0.588) per share in capital gains, of which 34 cents ($0.34) represented long-term gains and 24.8 cents ($0.248) represented short-term gains. Of course, past performance is not predictive of future results, and distributions will vary depending on income earned by the fund and any profits realized from the sale of securities in the portfolio.

The graph on the following page compares the performance of the Franklin International Equity Fund with the performance of the unmanaged Morgan Stanley Capital International Europe, Australia, Far East (EAFE) Index since the fund's inception on September 20, 1991. As you can see, the fund outperformed the index toward the end of the fiscal year, as it has done for the majority of the time since the fund's inception.

Of course, such unmanaged market indices have inherent performance differentials in comparison with any fund. They don't pay management fees to cover salaries of security analysts or portfolio managers, or pay commissions or market spreads to buy and sell stocks. And, unlike unmanaged indices, mutual funds are never 100% invested because of the need to have cash on hand to redeem shares. In addition, the performance shown for the fund includes the maximum initial sales charge, all fund expenses and account fees. If operating expenses such as the Franklin International Equity Fund's had been applied to this index, its performance would have been lower. Please remember that an index is simply a measure of performance, and one cannot invest in an index directly. Past performance is not predictive of future results.



GRAPHIC MATERIAL 4 OMMITTED - SEE APPENDIX AT END OF DOCUMENT

*Includes all sales charges and represents the change in value of an investment over the period shown. Total return assumes reinvestment of dividends and capital gains. Past performance is not predictive of future results.
**Index is unmanaged and includes reinvested dividends.


Franklin International Equity Fund
Periods ended October 31, 1995

                                                      Since
                                                    Inception
                            1-Year      3-Year      (09/20/91)

Cumulative

Total Return1                1.75%      48.50%       51.57%

Average Annual
Total Return2               -2.83%      12.35%        9.40%

1. Cumulative total return measures the change in value of an investment over the periods indicated and does not include the maximum 4.5% initial sales charge.

2. Average annual total return represents the average annual change in value of an investment over the specified periods and includes the maximum 4.5% initial sales charge.

All total return calculations assume reinvestment of dividends and capital gains. Past expense reductions by the fund's manager increased the fund's total returns. Investment return and principal value will fluctuate with market conditions, currencies and the economic and political climates of countries where investments are made, so that your shares, when redeemed, may be worth more or less than their initial cost. Past performance is not predictive of future results.



FRANKLIN INTERNATIONAL TRUST

Schedule of Foreign Tax Withholding (unaudited)

At October 31, 1995, the two Funds in the Franklin Institutional Trust had invested more than 50% of their respective total assets in securities of foreign corporations. In many cases, foreign taxes were withheld from dividends paid to the funds on investments. Section 853 of the Internal Revenue Code (the Code) permits the Funds to pass through to their shareholders a tax benefit on the withholding of these foreign taxes.

The amounts of foreign tax withheld and foreign source income designated below are estimates, and should be used for planning purposes only. The actual amount of taxes withheld and foreign source income distributed during calendar year 1995 will be provided to shareholders with their Form 1099-DIV in January 1996.

Franklin Pacific Growth Fund

a.   Shareholders receiving the December 1994 distributions of $0.2189 per share
     comprising  of  $0.062  and  $0.1569  per  share   distributions  from  net
     investment income and short-term capital gain, respectively:1

                            Foreign Taxes   Foreign Source
                              Withheld         Income
Country                       Per Share       Per Share
---------------------------------------------------------
Australia                     $0.002290       $0.017029
Hong Kong                            --        0.026538
Indonesia                      0.000665        0.004544
Japan                          0.001539        0.005319
Malaysia                       0.001491        0.002944
New Zealand                    0.000095        0.000328
Philippines                    0.000339        0.000704
Portugal                       0.000039        0.000097
Singapore                      0.001295        0.002532
Thailand                       0.000270        0.002411
                              ---------      ----------
Total                         $0.008023       $0.062446
                              =========      ==========

b.   Shareholders receiving the June 1995 income dividend of $.094 per share:

                            Foreign Taxes   Foreign Source
                              Withheld         Income
Country                       Per Share       Per Share
---------------------------------------------------------
Australia                     $0.002059       $0.013394
Hong Kong                            --        0.019935
Indonesia                      0.000838        0.004116
Japan                          0.001669        0.005254
Malaysia                       0.002726        0.003075
New Zealand                    0.000096        0.000301
Philippines                    0.000071        0.000166
Singapore                      0.001010        0.001802
Thailand                       0.000326        0.002420
                              ---------      ----------
Total                         $0.008795       $0.050463
                              =========      ==========


1. These amounts were previously reported to shareholders on their 1994 Form 1099-DIV statements.


Under section 854(b)(2) of the Internal Revenue Code, the Pacific Growth Fund hereby designates 1.85% of its ordinary income dividends paid by the Fund during the fiscal year ended October 31, 1995, as income qualifying for the corporate dividends received deduction.



Franklin International Equity Fund

a. Shareholders receiving the December 1994 distributions of $0.303 per share comprising of $0.055 and $0.248 per share distribution from net investment income and short-term capital gain, respectively:1

                            Foreign Taxes   Foreign Source
                              Withheld         Income
Country                       Per Share       Per Share
----------------------------------------------------------
Argentina                     $0.000021       $0.000646
Australia                      0.000391        0.003247
Austria                              --        0.000012
Belgium                        0.000151        0.000464
Colombia                             --        0.000496
Canada                         0.000393        0.001540
Finland                        0.000196        0.000768
France .                             --        0.002423
Germany                        0.000059        0.000396
Greece                               --        0.000863
Hong Kong                            --        0.006671
Italy                          0.000361        0.001414
Japan                          0.000094        0.000368
Mexico                         0.000023        0.002257
Netherlands                    0.000522        0.004526
New Zealand                    0.000039        0.000153
Norway                         0.000235        0.000921
Philippines                    0.000002        0.000094
Portugal                       0.000185        0.000543
Spain                          0.001774        0.005237
Sweden                         0.000663        0.002200
Switzerland                    0.000160        0.000707
Turkey                               --        0.000232
United Kingdom                 0.002718        0.009625
                              ---------      ----------
Total                         $0.007987       $0.045803
                              =========      ==========

b. Shareholders receiving the June 1995 income dividend of $.135 per share:

                            Foreign Taxes   Foreign Source
                              Withheld         Income
Country                       Per Share       Per Share
----------------------------------------------------------
Argentina                           $--       $0.000668
Australia                      0.000495        0.004707
Belgium .                      0.000093        0.000482
Colombia                             --        0.000653
Canada                         0.000496        0.002081
Finland                        0.000466        0.001956
France                               --        0.004750
Germany                              --        0.000079
Greece                               --        0.003629
Hong Kong                            --        0.011040
Italy                          0.000439        0.001217
Japan                          0.000030        0.000127
Mexico                         0.000015        0.001468
Netherlands                    0.001684        0.009534
New Zealand                    0.000110        0.000463
Norway                         0.000479        0.002007
Philippines                    0.000001        0.000075
Portugal                             --        0.000480
South Korea                    0.000095        0.000385
Spain                          0.002271        0.008112
Sweden                         0.001978        0.007805
Switzerland                    0.000944        0.002577
Turkey                               --        0.000286
United Kingdom                 0.003508        0.013717
                              ---------      ----------
Total                         $0.013104       $0.078298
                              =========      ==========


The Funds hereby designate the total foreign taxes paid and foreign source income received, on a per share basis as detailed above, as payments qualifying under Sec. 853 of the Code. Shareholders are advised to consult with their tax advisors for information on the treatment of these amounts in their income tax returns.

1. These amounts were previously reported to shareholders on their 1994 Form 1099-DIV statements.

FRANKLIN INTERNATIONAL TRUST

Statement of Investments in Securities and Net Assets, October 31, 1995


              Shares/                                                                                   Value
 Country*    Warrants       Franklin Pacific Growth Fund                                              (Note 1)
                            Common Stocks & Warrants  92.1%

                            Australia  11.4%
    AU          210,635     Australian Gas & Light Company ......................................    $   730,051
    AU          110,000     Brambles Industries Ltd. ............................................      1,169,740
    AU           67,400     Capral Aluminium Ltd. ...............................................        154,025
    AU          277,869     GIO Australia Holdings, Ltd. ........................................        588,432
    AU          872,017     Goodman Fielder Ltd. ................................................        876,819
    AU          170,000     Mayne Nickless Ltd., A ..............................................        769,213
    AU          569,800     National Foods Ltd. .................................................        638,045
    AU          214,884     Pacific Dunlop Ltd. .................................................        520,526
    US           15,800  a,bQantas Airways Ltd., ADR, 144A ......................................        276,500
                                                                                                      -----------
                                                                                                       5,723,351
                                                                                                      -----------
                            China  1.3%
    CH          226,000     Dongfang Electrical Machinery Co. Ltd., H ...........................         67,230
    CH          600,000     Maanshan Iron & Steel Co. Ltd., H ...................................        109,420
    CH           59,500     Shandong Huaneng Power ..............................................        476,000
                                                                                                      -----------
                                                                                                         652,650
                                                                                                      -----------
                            Hong Kong  26.9%
    HK          600,000     Cathay Pacific Airways Ltd. .........................................        884,670
    HK          200,000     Cheung Kong Holdings Ltd. ...........................................      1,127,824
    HK          651,795     Dairy Farm International Holdings Ltd. ..............................        534,472
    HK          700,000     Gold Peak Industries (Holdings) Ltd. ................................        339,511
    HK          508,000     Grand Hotel Holdings Ltd. ...........................................        185,612
    HK        2,430,000     Great Wall Electronic International Ltd. ............................        191,717
    HK           34,600    aGreat Wall Electronics International Ltd., warrants .................            103
    HK           32,200    aHang Lung Development Co. Ltd., warrants ............................          5,456
    HK        1,411,872     Hon Kwok Land Investment Co. Ltd. ...................................        429,129
    HK           38,400    aHong Kong & China Gas Co. Ltd., warrants ............................          1,937
    HK            5,502     Hong Kong Land Holdings Co. .........................................          9,904
    HK          500,000     Hong Kong Telecommunications Ltd. ...................................        873,029
    HK          100,000     HSBC Holdings PLC ...................................................      1,455,049
    HK          458,000     Hualing Holdings Ltd. ...............................................         71,084
    HK          117,924     Jardine Matheson Holdings Ltd. ......................................        719,336
    HK          393,750     Jardine Strategic Holdings Ltd. .....................................      1,059,187
    HK           43,750    aJardine Strategic Holdings Ltd., warrants ...........................         11,594
    HK          850,000     Lai Sun Development Co. Ltd. ........................................        106,639
    HK          100,000     LI & Fung Ltd. ......................................................         71,136
    HK          714,000     National Mutual Asia Ltd. ...........................................        549,465
    HK          315,372     New World Development Co. Ltd. ......................................      1,227,763
    HK          100,000     Peregrine Investments Holdings Ltd. .................................        127,398

                            Hong Kong (cont.)
    HK          550,000     Shun Tak Holdings ...................................................      $ 433,928
    HK          213,400     Sing Tao Holdings Ltd. ..............................................        123,513
    HK          798,000     South China Morning Post Ltd. .......................................        464,452
    HK          110,000     Sun Hung Kai Properties Ltd. ........................................        878,526
    HK           62,500     Swire Pacific Ltd., A ...............................................        468,849
    HK          450,000     Wheelock & Co. Ltd. .................................................        742,075
    HK          397,000     Winsor Industrial Corp. Ltd. ........................................        356,862
    HK          842,000     Yaohan Hongkong Corp. Ltd. ..........................................         41,383
                                                                                                      -----------
                                                                                                      13,491,603
                                                                                                      -----------
                            India  .4%
    IN           24,100     Great Eastern Shipping Co. Ltd., GDR ................................        209,188
                                                                                                      -----------
                            Indonesia  5.0%
    ID           53,300    aAsia Pacific Resources International, A .............................        386,425
    ID           84,000     PT Bank Bali, foreign ...............................................        196,037
    ID          200,000     PT Barito Pacific Timber, foreign ...................................        138,705
    ID          252,900     PT Ever Shine Textile, foreign ......................................        105,793
    ID          111,500     PT Hadtex Indosyntec, foreign .......................................         60,144
    ID          203,876     PT Indorama Synthetics, foreign .....................................        673,303
    US           17,000     PT Indosat, ADR .....................................................        563,125
    ID           74,000     PT Inti Indorayon Utama, foreign ....................................         91,237
    ID          106,020     PT Pabrik Kertas Tjiwi Kimia, foreign ...............................        196,074
    ID           50,000     PT Panin Bank, foreign ..............................................         55,042
    ID           70,000     PT Toko Gunung Agung, foreign .......................................         52,400
                                                                                                      -----------
                                                                                                       2,518,285
                                                                                                      -----------
                            Japan  20.3%
    JP          149,000     Daicel Chemical Industries Ltd. .....................................        782,561
    JP           61,500     Daito Trust Construction Co. Ltd. ...................................        541,347
    JP              200     East Japan Railway ..................................................        944,789
    JP           90,200     Hitachi Ltd. ........................................................        926,304
    JP           54,000    aIino Kaiun Kaisha Ltd. ..............................................        266,184
    JP           28,000     Matsushita Electric Industrial Co. Ltd. .............................        397,085
    JP          132,000     Mitsubishi Heavy Industries Ltd. ....................................      1,018,612
    JP           15,000     Nintendo Co. Ltd. ...................................................      1,103,232
    JP              121     Nippon Telegraph & Telephone Corp. ..................................        989,617
    JP          120,000     Nisshinbo Industries Inc. ...........................................      1,065,676
    JP           60,000     Nittetsu Mining Co. Ltd. ............................................        519,341
    JP          110,000     Rengo Co. Ltd. ......................................................        763,851
    JP           10,000     Tenma Corp. .........................................................        213,213

                            Japan (cont.)
    JP           16,000     Tokyo Style Co. Ltd. ................................................    $   242,555
    JP           78,000     Toyo Engineering Corp. ..............................................        427,209
                                                                                                      -----------
                                                                                                      10,201,576
                            Malaysia  4.2%
    MY           50,000     Commerce Asset-Holding Bhd., foreign ................................        247,934
    MY          317,333     Malaysian International Shipping Corp. Bhd., foreign ................        836,731
    MY          120,000     Public Finance Bhd., foreign ........................................        225,738
    MY          327,600     Sime Darby Bhd., foreign ............................................        818,678
                                                                                                      -----------
                                                                                                       2,129,081
                                                                                                      -----------
                            New Zealand  .5%
    NZ           86,200     Fletcher Challenge Ltd. .............................................        228,172
    NZ           12,231     Fletcher Challenge Ltd. Forestry Division ...........................         16,874
                                                                                                      -----------
                                                                                                         245,046
                                                                                                      -----------
                            Pakistan  2.5%
    PK          322,100     Fauji Fertilizer Co. Ltd. ...........................................        517,758
    PK            7,400    aPakistan Telecom Corp. PTC ..........................................        706,700
                                                                                                      -----------
                                                                                                       1,224,458
                                                                                                      -----------
                            Philippines  5.0%
    PH        2,500,000    aFilinvest Land Inc. .................................................        672,818
    PH           17,250     Philippine Long Distance Telephone Co. ..............................        961,649
    US            2,080     Philippine Long Distance Telephone Co., ADR .........................        116,740
    PH           90,460    aPhilippine National Bank ............................................        761,659
                                                                                                      -----------
                                                                                                       2,512,866
                                                                                                      -----------
                            Singapore  4.8%
    SG          127,200     City Developments Ltd., foreign .....................................        787,686
    SG           68,000     Development Bank of Singapore Ltd., foreign .........................        779,618
    SG           20,000     G.P. Batteries International Ltd. ...................................         48,800
    SG          244,000     Parkway Holdings Ltd., foreign ......................................        618,202
    SG           27,200     Singapore Bus Service, Ltd. .........................................        184,317
                                                                                                      -----------
                                                                                                       2,418,623
                                                                                                      -----------
                            South Korea  1.6%
    KR           31,500    aPacific Chemical Co. Ltd. ...........................................        819,251
                                                                                                      -----------
                            Thailand  6.5%
    TH           88,800     Bangkok Bank Public Co. Ltd., foreign ...............................        917,465
    TH           78,500     Chareon Pokphand Feedmill Public Co. Ltd., foreign ..................        399,285
    TH          203,833     Industrial Finance Corp. of Thailand, foreign .......................        668,239
                            Thailand (cont.)
    TH          120,000     MDX Public Co. Ltd., foreign ........................................      $ 218,160
    TH           22,700     Oriental Hotel Public Co. Ltd., foreign .............................         61,339
    TH           37,140     Thai Farmers Bank Public Co. Ltd. ...................................        243,517
    TH           90,860     Thai Farmers Bank Public Co. Ltd., foreign ..........................        750,999
                                                                                                      -----------
                                                                                                       3,259,004
                                                                                                      -----------
                            United States  1.7%
    US           35,000     American President Cos. .............................................        848,750
                                                                                                      -----------
                                  Total Common Stocks & Warrants (Cost $48,907,591) .............     46,253,732
                                                                                                      -----------
               Face
              Amount
                            Convertible Bonds  .2%
    US          $ 6,000     Dairy Farm International Holdings, cvt., 6.50%, 10/09/49 ............          4,530
    US           13,000     Jardine Strategic Holdings Ltd., cvt., 7.50%, 09/09/49 ..............         13,179
    US          192,000     MDX Public Co. Ltd., cvt., 4.75%, 9/17/03 ...........................         82,560
                                                                                                      -----------
                                  Total Convertible Bonds (Cost $240,824) .......................        100,269
                                                                                                      -----------
                                  Total Investments before Repurchase Agreement
                                   (Cost $49,148,415)
                         c,dReceivables from Repurchase Agreements  4.7%
                            Joint Repurchase Agreement, 5.85%, 11/01/95 (Cost $2,369,000)
                             Lehman Securities Inc. (Maturity Value $2,369,385)
    US        2,416,549      Collateral: U.S. Treasury Note, 7.875% , 11/15/99 ..................      2,369,000
                                                                                                      -----------
                                      Total Investments (Cost $51,517,415)  97.0% ...............     48,723,001
                                      Other Assets and Liabilities, Net  3.0% ...................      1,523,883
                                                                                                      -----------
                                      Net Assets  100.0% ........................................    $50,246,884
                                                                                                      ===========


                            At October 31, 1995, the net unrealized depreciation based on the cost of investments for income tax purposes of $51,701,136 was as follows:
                              Aggregate gross unrealized appreciation for all investments in which
                               there was an excess of value over tax cost .......................      4,021,699
                              Aggregate gross unrealized depreciation for all investments which
                               there was an excess of tax cost over value .......................     (6,816,113)
                                                                                                      -----------
                              Net unrealized depreciation .......................................   $ (2,794,414)
                                                                                                      ===========



CURRENCY LEGEND:
 AU - Australia
 CH - China
 HK - Hong Kong
 IN - India
 ID - Indonesia
 JP - Japan
 KR - South Korea
 MY - Malaysia
 NZ - New Zealand
 PK - Pakistan
 PH - Philippines
 SG - Singapore
 TH - Thailand
 US - United States of America




*Securities traded in currency of country indicated.
aNon-income producing.
bSee Note 7 regarding Rule 144A securities.
cFace amount for repurchase agreements is for the underlying collateral.
dSee Note 1 (h) regarding Joint Repurchase Agreement.

                       The accompanying notes are an integral part of these financial statements.

FRANKLIN INTERNATIONAL TRUST

Statement of Investments in Securities and Net Assets, October 31, 1995


              Shares/                                                                                   Value
 Country*    Warrants       Franklin International Equity Fund                                        (Note 1)
                            Common Stocks & Warrants  84.5%

                            Argentina  1.0%
    AR           47,966     Ciadea SA ...........................................................      $ 175,067
    US            2,900     Transportadora de Gas del Sur SA, ADR B..............................         29,725
    AR            4,000     YPF Sociedad Anonima ................................................         68,997
    US           13,700     YPF Sociedad Anonima, ADR ...........................................        234,613
                                                                                                      -----------
                                                                                                         508,402
                                                                                                      -----------
                            Australia  5.4%
    AU           93,188     Australia & New Zealand Banking Group Ltd. ..........................        390,422
    AU          126,000    aEmail Ltd............................................................        316,735
    AU           83,026     GIO Australia Holdings Ltd. .........................................        175,821
    AU          106,600     National Foods Ltd. .................................................        119,367
    AU          186,700     News International PLC ..............................................        841,190
    AU          116,077     Pacific Dunlop Ltd. .................................................        281,180
    AU          241,300     Pioneer International Ltd. ..........................................        591,868
                                                                                                      -----------
                                                                                                       2,716,583
                                                                                                      -----------
                            Belgium  .4%
    BE              400     Solvay, SA ..........................................................        202,488
                                                                                                      -----------
                            Bermuda  2.9%
    US           43,400     ACE, Ltd.............................................................      1,475,600
                                                                                                      -----------
                            Canada  1.9%
    CA           13,600     Bank of Montreal ....................................................        302,053
    CA           14,000     Canadian Imperial Bank of Commerce ..................................        380,179
    CA            1,900     Gendis Inc., A ......................................................         18,262
    CA            9,100     London Insurance Group Inc. .........................................        181,728
    CA            9,300     National Bank of Canada .............................................         75,504
                                                                                                      -----------
                                                                                                         957,726
                                                                                                      -----------
                            China  .5%
    CN          564,000     Maanshan Iron & Steel Co. Ltd., H ...................................        102,854
    US           16,500     Shandong Huaneng Power, ADR .........................................        132,000
    CN          152,500     Shenzhen China Bicycles Co. (Holdings) Ltd., B ......................         41,420
                                                                                                      -----------
                                                                                                         276,274
                                                                                                      -----------
                            Colombia  .3%
    US           14,100     Banco Ganadero SA, ADR C ............................................        139,238
                                                                                                      -----------
                            Finland  2.8%
    FI            9,000     Amer Group Ltd., A ..................................................        142,455
    FI          133,200     Enso Gutzeit Oy, R ..................................................      1,044,755

                            Finland (cont.)
    FI           15,000     Outokumpu Oy, A .....................................................      $ 238,485
    FI            8,400    aOutokumpu Oy, warrants ..............................................            940
                                                                                                      -----------
                                                                                                       1,426,635
                                                                                                      -----------
                            France  4.3%
    FR            1,600     Alcatel Cable SA ....................................................         93,376
    FR            7,243     Ecco SA .............................................................      1,124,233
    FR            3,600    aPechiney International SA ...........................................         82,121
    FR           10,738     Societe Elf Aquitane SA .............................................        732,211
    FR            2,932     Total SA, B .........................................................        181,438
                                                                                                      -----------
                                                                                                       2,213,379
                                                                                                      -----------
                            Greece  1.9%
    GR           11,500    bAlpha Credit Bank, 144A .............................................        691,606
    GR            6,850     Ergo Bank SA ........................................................        295,310
                                                                                                      -----------
                                                                                                         986,916
                                                                                                      -----------
                            Hong Kong  8.8%
    HK          443,000     C.P. Pokphand Co. Ltd. ..............................................        177,619
    HK           33,000     Cathay Pacific Airways Ltd. .........................................         48,657
    HK           53,000     Cheung Kong Holdings Ltd. ...........................................        298,873
    HK          300,000     CNT Group Ltd. ......................................................         17,655
    HK           63,000     Consolidated Electric Power Asia Ltd. ...............................        127,520
    HK          635,000     Dairy Farm International Holdings Ltd. ..............................        520,700
    HK           88,000     Hang Lung Development Co. Ltd. ......................................        146,255
    HK           14,462     HSBC Holdings PLC ...................................................        215,141
    HK           57,200     Jardine Matheson Holdings Ltd. ......................................        348,920
    HK          202,500     Jardine Strategic Holdings Ltd. .....................................        544,725
    HK           22,500    aJardine Strategic Holdings Ltd., warrants ...........................          5,963
    HK          423,000     Oriental Press Group Limited ........................................        173,704
    HK          663,000     Peregrine Investments Holdings Ltd. .................................        844,646
    HK        1,045,000     Shun Tak Holdings ...................................................        824,463
    HK          310,200     Sing Tao Holdings Ltd. ..............................................        179,539
                                                                                                      -----------
                                                                                                       4,474,380
                                                                                                      -----------
                            India  .1%
    US            7,800    bGujarat Narmada Valley Fertilizers Co. Ltd., GDR, 144A ..............         53,625
                                                                                                      -----------
                            Indonesia  .1%
    ID           22,500     PT Barito Pacific Timber, foreign ...................................         15,604
                                                                                                      -----------
                            Italy  1.2%
    IT           23,300     Banco di Sardegna SPA, di Risp ......................................      $ 163,812
    IT           11,840     Cartiere Burgo SPA ..................................................         67,567
    IT           13,280    aCartiere Burgo SPA, warrants ........................................            200
    IT           44,600     Sasib SPA, di Risp ..................................................        110,139
    IT           35,700     Sirti SPA ...........................................................        216,479
    IT           20,000     Unione Cementi Marchino Emiliane (Unicem), di Risp ..................         60,262
                                                                                                      -----------
                                                                                                         618,459
                                                                                                      -----------
                            Luxembourg  .4%
    LU            2,200     Arbed SA ............................................................        215,515
                                                                                                      -----------
                            Mexico  1.6%
    MX           56,300     Consorcio G Grupo Dina SA de CV .....................................         33,930
    US            3,200     Consorcio G Grupo Dina SA de CV, ADR ................................          8,400
    MX           20,000     Grupo Financiero Banamex Accival SA, B ..............................         34,198
    MX            1,525     Grupo Financiero Banamex Accival SA, L ..............................          2,501
    US           18,000     Telefonos de Mexico SA, L, ADR ......................................        495,000
    MX          109,200     Vitro, SA ...........................................................        239,368
                                                                                                      -----------
                                                                                                         813,397
                                                                                                      -----------
                            Netherlands  10.3%
    NL            8,600     ABN AMRO NV .........................................................        361,262
    NL            2,380     Akzo Nobel NV .......................................................        270,979
    NL           11,400     DSM NV ..............................................................        853,754
    NL           28,231     International Nederlanden Group .....................................      1,683,164
    NL           11,900     Koninklijke Bijenkorf Beheer ........................................        844,453
    NL            2,940     NV Holdingsmij de Telegraaf .........................................        422,847
    NL           21,200     Philips Electronics NV ..............................................        819,363
                                                                                                      -----------
                                                                                                       5,255,822
                                                                                                      -----------
                            New Zealand  .7%
    NZ          247,000     Fletcher Challenge Ltd. Forestry Division ...........................        340,764
                                                                                                      -----------
                            Norway  3.3%
    NO            1,100    aElkem, A/S ..........................................................         11,928
    NO            7,400     Fokus Bank AS .......................................................         39,229
    NO           50,132     Hafslund Nycomed SA, B ..............................................      1,401,280
    NO           17,000     Unitor AS ...........................................................        210,281
                                                                                                      -----------
                                                                                                       1,662,718
                                                                                                      -----------
                            Peru  .2%
    PE           57,000     Telefonica de Peru, B ...............................................        101,786
                                                                                                      -----------
                            Portugal  .7%
    PT           17,400     Banco Portugues de Investimento SA ..................................      $ 268,008
    US           15,000    bPortucel Industrial Empresa Product Celulose, ADR, 144A .............        105,056
                                                                                                      -----------
                                                                                                         373,064
                                                                                                      -----------
                            South Korea  1.8%
    KR            4,190     Byucksan Development Co. Ltd. .......................................         81,046
    KR            3,540     Daegu Bank Co. Ltd. .................................................         60,605
    KR            2,280     Daehan Synthetic Fiber Co. Ltd. .....................................        335,228
    KR            4,230     Pohang Iron & Steel Co. Ltd. ........................................        427,096
                                                                                                      -----------
                                                                                                         903,975
                                                                                                      -----------
                            Spain  7.5%
    ES           15,750     Banco Bilbao Vizcaya ................................................        481,517
    ES            2,500     Banco de Andalucia ..................................................        327,855
    ES            1,450     Banco Popular Espanol ...............................................        230,445
    ES            2,430     Bankinter SA ........................................................        210,724
    ES           60,600     Compania Sevillana de Electricidad ..................................        400,341
    ES            6,000     Dragados y Construcciones SA ........................................         78,685
    ES          131,700     Iberdrola SA ........................................................        993,107
    ES           80,600     Telefonica de Espana SA .............................................      1,017,368
    ES            4,000     Unipapel SA .........................................................         91,800
                                                                                                      -----------
                                                                                                       3,831,842
                                                                                                      -----------
                            Sweden  10.1%
    SE            1,300     Autoliv .............................................................         74,610
    SE           44,600     Celsius AB, B .......................................................        843,151
    SE           13,800     Electrolux AB, B ....................................................        590,370
    SE           13,100     Esselte AB, B .......................................................        192,399
    SE           14,600     Pharmacia AB, B .....................................................        510,232
    SE           17,000     Stadshypotek AB, A ..................................................        308,576
    SE           38,800     Stena Line AB, B ....................................................        197,549
    SE           64,500     Stora Kopparbergs Bergslags AB, B ...................................        782,136
    SE           27,650     Svenska Handelsbanken, A ............................................        485,230
    SE           52,400     Volvo AB, B .........................................................      1,180,047
                                                                                                      -----------
                                                                                                       5,164,300
                                                                                                      -----------
                            Switzerland  5.6%
    CH              180     Baloise-Holding .....................................................        369,223
    CH              695     BBC Brown Boveri Ltd., br ...........................................        805,806
    CH              740     Bucher Holding AG ...................................................        465,798
    CH              600     Ciba-Geigy AG .......................................................        519,236
                            Switzerland (cont.)
    CH              200     Kuoni Reisen Holding AG, B ..........................................      $ 318,690
    CH              600     SMH, AG .............................................................        373,977
                                                                                                      -----------
                                                                                                       2,852,730
                                                                                                      -----------
                            Turkey  .6%
    TR          484,800     Tofas Turk Otomobil Fabrikasi AS, GDR ...............................        305,424
                                                                                                      -----------
                            United Kingdom  10.1%
    GB          587,100     Albert Fisher Group Plc. ............................................        473,355
    GB           91,700     Anglian Group Plc ...................................................        171,063
    GB          101,400     Argyll Group Plc. ...................................................        516,177
    GB           37,333     British Aerospace Plc. ..............................................        418,451
    GB          469,200    aCordiant Plc. .......................................................        637,913
    GB          154,800     Govett & Co. Ltd. ...................................................        594,679
    GB          198,900     Hillsdown Holdings Plc. .............................................        528,262
    GB           60,400     Kwik Save Group Plc. ................................................        662,676
    GB          179,075     Meggitt Plc. ........................................................        249,128
    GB           18,694     National Westminster Bank Plc. ......................................        186,777
    GB          569,000     Raine Plc. ..........................................................        197,897
    GB           21,300     Thames Water Group Plc. .............................................        177,458
    GB           91,000     Wace Group Plc. .....................................................        346,708
                                                                                                      -----------
                                                                                                       5,160,544
                                                                                                      -----------
                            Preferred Stocks  .1%
                            Netherlands
    NL              216     ABN Amro NV, conv., pfd. (Cost $7,457)...............................          8,553
                                                                                                      -----------
                                  Total Common Stocks, Warrants and Preferred Stocks
                                   (Cost $42,482,208)............................................     43,055,743
                                                                                                      -----------
               Face
              Amount
                            Government Securities  3.9%
    US       $2,000,000     U.S. Treasury Note, 5.125%, 3/31/96 (Cost $1,998,438) ...............      1,996,560
                                                                                                      -----------
                            Convertible Bonds  .6%
    US          250,000     Amer Group Ltd., 6.25%, conv., 6/15/03 ..............................        223,750
    US           90,000     Banco Nacional de Mexico SA, 7.00%, conv., 12/15/99 .................         70,875
    US           10,000     Jardine Strategic Holdings Ltd., 7.50%, 05/07/49 ....................         10,137
                                                                                                      -----------
                                  Total Convertible Bonds (Cost $379,300) .......................        304,762
                                                                                                      -----------
                                  Total Investment before Repurchase Agreement
                                   (Cost $44,859,946)............................................     45,357,065
                                                                                                      -----------
                         c,dReceivables from Repurchase Agreements  10.3%........................
                            Joint Repurchase Agreement, 5.85%, 11/01/95 (Cost $5,269,000)
 Lehman Securities Inc. (Maturity Value $5,269,856)
    US       $5,376,943      Collateral: U.S. Treasury Notes, 8.875%, 11/15/98 ..................    $ 5,269,000
                                                                                                      -----------
                                      Total Investments (Cost $50,128,946)  99.4% ...............     50,626,065
                                      Other Assets and Liabilities, Net  .6% ....................        321,357
                                                                                                      -----------
                                      Net Assets  100.0%                                             $50,947,422
                                                                                                      ===========


                            At October 31, 1995, the net unrealized appreciation based on the cost of investments for income tax purposes of $50,221,084 was as follows:
                              Aggregate gross unrealized appreciation for all investments in which
 there was an excess of value over tax cost .....................................................    $ 6,983,912
                              Aggregate gross unrealized depreciation for all investments in which
 there was an excess of tax cost over value .....................................................     (6,486,793)
                                                                                                      -----------
                              Net unrealized appreciation .......................................      $ 497,119
                                                                                                      ===========


CURRENCY LEGEND:
 AR - Argentina
 AU - Australia
 BE - Belgium
 CA - Canada
 CH - Switzerland
 CN - China
 ES - Spain
 FI - Finland
 FR - France
 GB - United Kingdom
 GR - Greece
 HK - Hong Kong

 ID - Indonesia
 IT - Italy
 LU - Luxembourg
 MX - Mexico
 NL - Netherlands
 NZ - New Zealand
 NO - Norway
 PE - Peru
 PT - Portugal
 SE - Sweden
 TR - Turkey
 US - United States of America




*Securities traded in currency of country indicated.
aNon-income producing.
bSee Note 7 regarding Rule 144A securities.
cFace amount for repurchase agreements is for the underlying collateral.
dSee Note 1 (h) regarding Joint Repurchase Agreement.

                       The accompanying notes are an integral part of these financial statements.

FRANKLIN INTERNATIONAL TRUST

Financial Statements

Statements of Assets and Liabilities
October 31, 1995

                                                                                        Franklin       Franklin
                                                                                         Pacific     International
                                                                                       Growth Fund    Equity Fund
                                                                                        ---------      ---------
Assets:
 Investments in securities:
  At identified cost ..............................................................   $49,148,415    $44,859,946
                                                                                        =========      =========
  At value ........................................................................    46,354,001     45,357,065
 Receivables from repurchase agreements, at value and cost ........................     2,369,000      5,269,000
 Cash .............................................................................        41,198         88,563
 Receivables:
  Dividends and interest ..........................................................       200,240        109,674
  Capital shares sold .............................................................       251,475        141,269
  Investments securities sold .....................................................     1,353,058        250,366
 Unamortized organization costs (Note 2) ..........................................         5,779          5,779
                                                                                        ---------      ---------
      Total assets ................................................................    50,574,751     51,221,716
                                                                                        ---------      ---------
Liabilities:
 Payables:
  Investment securities purchased .................................................        68,246         57,944
  Capital shares repurchased ......................................................        54,665         42,462
  Distribution fees ...............................................................        69,214         75,176
  Management fees .................................................................        43,943         44,287
 Accrued expenses and other liabilities ...........................................        91,799         54,425
                                                                                        ---------      ---------
      Total liabilities ...........................................................       327,867        274,294
                                                                                        ---------      ---------
Net assets, at value ..............................................................   $50,246,884    $50,947,422
                                                                                        =========      =========
Net assets consist of:
 Undistributed net investment income...............................................     $ 203,161      $ 432,957
 Unrealized appreciation (depreciation) on investments and translation of assets and
 liabilities denominated in foreign currencies ....................................    (2,794,414)       497,119
 Undistributed net realized gain from investments and foreign currency transactions                    3,511,683
2,480,502
 Capital shares ...................................................................        35,601         38,523
 Additional paid-in capital .......................................................    49,290,853     47,498,321
                                                                                        ---------      ---------
Net assets, at value ..............................................................   $50,246,884    $50,947,422
                                                                                        =========      =========
Shares outstanding ................................................................     3,560,082      3,852,263
                                                                                        =========      =========
Net asset value per share .........................................................         $14.11        $13.23
                                                                                        =========      =========
Representative computation of net asset value and offering price per share:
 Net asset value and redemption price per share (Pacific Growth)
 ($50,246,884 / 3,560,082).........................................................         $14.11
                                                                                        =========
Maximum offering price (100/95.5 of $14.11)........................................         $14.77
                                                                                        =========


                       The accompanying notes are an integral part of these financial statements.

FRANKLIN INTERNATIONAL TRUST

Financial Statements (cont.)

Statements of Operations
for the year ended October 31, 1995

                                                                                        Franklin      Franklin
                                                                                         Pacific    International
                                                                                       Growth Fund   Equity Fund
                                                                                        ---------     ---------
Investment Income:
 Dividends, net of foreign taxes withheld of $115,271 and $203,701, respectively ..  $  1,344,127   $  1,463,217
 Interest .........................................................................       106,597        330,046
                                                                                        ---------     ---------
      Total income ................................................................     1,450,724      1,793,263
                                                                                        ---------     ---------
Expenses:
 Management fees (Note 5) .........................................................       526,350        517,232
 Distribution fees (Note 5) .......................................................       101,772        113,904
 Shareholder servicing costs (Note 5) .............................................        62,208         50,000
 Registration fees ................................................................        54,474         36,400
 Custodian fees ...................................................................        60,518         47,000
 Reports to shareholders ..........................................................        61,482         45,000
 Professional fees ................................................................        13,918         12,700
 Amortization of organization cost (Note 2) .......................................         6,489          6,489
 Other ............................................................................        15,697          9,287
                                                                                        ---------     ---------
      Total expenses ..............................................................       902,908        838,012
                                                                                        ---------     ---------
       Net investment income ......................................................       547,816        955,251
                                                                                        ---------     ---------
Realized and unrealized gain (loss) from investments and foreign currency:
 Net realized gain from:
  Investments .....................................................................     3,513,636      2,480,501
  Foreign currency transactions ...................................................        58,786          8,159
 Net unrealized depreciation on:
  Investments .....................................................................    (7,165,548)    (3,033,315)
  Translation of assets and liabilities denominated in foreign currency ...........        (2,127)        (9,297)
                                                                                        ---------     ---------
Net realized and unrealized loss on investments and foreign currency ..............    (3,595,253)      (553,952)
                                                                                        ---------     ---------
Net increase (decrease) in net assets resulting from operations ...................   $(3,047,437)   $   401,299
                                                                                        =========     =========


                       The accompanying notes are an integral part of these financial statements.

FRANKLIN INTERNATIONAL TRUST

Financial Statements (cont.)

Statements of Changes in Net Assets
for the years ended October 31, 1995 and 1994

                                                            Franklin Pacific            Franklin International
                                                               Growth Fund                    Equity Fund
                                                          ---------------------          ---------------------
                                                           1995           1994           1995           1994
                                                         ---------      ---------      ---------      ---------
Increase (decrease) in net assets:
Operations:
 Net investment income .............................     $ 547,816      $ 741,217       $ 955,251      $ 876,352
 Net realized gain from investments and foreign
 currency transactions .............................     3,572,422        991,968       2,488,660      2,589,842
 Net unrealized appreciation (depreciation) on
 investments and translation of assets and liabilities
 denominated in foreign currencies .................    (7,167,675)       486,055      (3,042,612)       904,404
                                                         ---------      ---------      ---------      ---------
      Net increase (decrease) in net assets resulting
 from operations ...................................    (3,047,437)     2,219,240         401,299      4,370,598
Distributions to shareholders from:
 Net investment income..............................      (584,289)      (590,947)       (755,317)      (717,638)
 Net realized capital gains ........................    (1,040,435)      (126,733)     (2,401,292)            --
Increase (decrease) in net assets from capital share
 transactions (Note 3) .............................    (3,321,764)    34,120,244      (4,151,357)    34,984,050
                                                         ---------      ---------      ---------      ---------
      Net increase (decrease) in net assets ........    (7,993,925)    35,621,804      (6,906,667)    38,637,010
Net assets:
 Beginning of period ...............................    58,240,809     22,619,005      57,854,089     19,217,079
                                                         ---------      ---------      ---------      ---------
 End of period .....................................   $50,246,884    $58,240,809     $50,947,422    $57,854,089
                                                         =========      =========      =========      =========

Undistributed net investment income included in net assets:

  Beginning of year ................................     $ 231,385       $ 81,099       $ 239,703       $ 80,945
                                                         =========      =========      =========      =========
  End of year ......................................     $ 203,161      $ 231,385       $ 432,957      $ 239,703
                                                         =========      =========      =========      =========


                       The accompanying notes are an integral part of these financial statements.



FRANKLIN INTERNATIONAL TRUST

Notes to Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES

Franklin International Trust (the Trust) is an open-end management investment company (mutual fund) registered under the Investment Company Act of 1940, as amended. The Trust currently has two separate diversified Funds (the Funds) consisting of the Franklin Pacific Growth Fund (the Pacific Fund) and the Franklin International Equity Fund (the International Fund). Each of the Funds issues a separate series of shares and maintains a totally separate investment portfolio.

The following is a summary of significant accounting policies consistently followed by the Funds in the preparation of their financial statements. The policies are in conformity with generally accepted accounting principles for investment companies.

a. Securities Valuations:

Portfolio securities listed on a securities exchange or on the NASDAQ National Market System for which market quotations are readily available are valued at the last quoted sale price of the day or, if there is no such reported sale, within the range of the most recent quoted bid and ask prices. Over the counter portfolio securities for which market quotations are readily available are valued within the range of the most recent bid and asked prices as obtained from one or more dealers that make markets in the securities. Portfolio securities which are traded both in the over-the-counter market and on a securities exchange are valued according to the broadest and most representative market as determined by Franklin Advisers, Inc. ("Manager"). Other securities for which market quotations are readily available are valued at current market values, obtained from pricing services, which are based on a variety of factors, including recent trades, institutional size trading in similar types of securities (considering yield, risk and maturity) and/or developments related to specific securities. Other securities for which market quotations are not available, if any, are valued in accordance with procedures established by the Board of Trustees.

The value of a foreign security is determined as of the close of trading on the foreign exchange on which it is traded or as of the close of trading on the New York Stock Exchange, if that is earlier, and that value is then converted into its U.S. dollar equivalent at the foreign exchange rate in effect at noon, New York time, on the day the value of the foreign security is determined. If no sale is reported at that time, the mean between the current bid and asked price is used. Occasionally, events which affect the values of foreign securities and foreign exchange rates may occur between the times at which they are determined and the close of the exchange and will, therefore, not be reflected in the computation of the Fund's net asset value, unless material. If events which materially affect the value of these foreign securities occur during such period, then these securities will be valued in accordance with procedures established by the Board of Trustees.

b. Income Taxes:

The Trust intends to continue to qualify for the tax treatment applicable to regulated investment companies under the Internal Revenue Code and to make the requisite distributions to its shareholders which will be sufficient to relieve it from income and excise taxes. Therefore, no income tax provision is required. Each Fund is treated as a separate entity in the determination of compliance with the Internal Revenue Code.

c. Security Transactions:

Security transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses on security transactions are determined on the basis of specific identification for both financial statement and income tax purposes.



1. SIGNIFICANT ACCOUNTING POLICIES (cont.)

d. Investment Income, Expenses and Distributions:

Dividend  income  and   distributions   to  shareholders  are  recorded  on  the
ex-dividend date. Interest income and estimated expenses are accrued daily. Bond discount, if any, is amortized as required by the Internal Revenue Code.

Net investment income differs for financial statement and tax purposes primarily due to differing treatments of foreign currency transactions.

e. Expense Allocation:

Common expenses incurred by the Trust are allocated among the Funds based on the ratio of net assets of each Fund to the combined net assets. In all other respects, expenses are charged to each Fund as incurred on a specific identification basis.

f. Foreign Currency Translation:

The accounting records of the Trust are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rate of exchange of such currencies against U.S. dollars on the date of the valuation. Purchases and sales of securities, income and expenses are translated at the rate of exchange quoted on the respective date that such transactions are recorded. Differences between income and expense amounts recorded and collected or paid are recognized when reported by the custodian bank.

The Trust does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized between the trade date and settlement dates on securities transactions, the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Trust's books, and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities at the end of the period, resulting from changes in exchange rates.

g. Forward Foreign Currency Contracts:

A forward currency contract, which is individually negotiated and privately traded by currency traders and their customers, is a commitment to purchase or sell a specific currency for an agreed upon price at a future date.

The Trust may enter into forward contracts with the objective of minimizing the risk of the Trust from adverse changes in the relationship between currencies or to enhance Fund value. The Trust may also enter into a forward contract in relation to a security denominated in a foreign currency or when it anticipates receipt in a foreign currency of dividends or interest payments in order to "lock in" the U.S. dollar price of a security or the U.S. dollar equivalent of such dividend or interest payments.

The Trust segregates sufficient cash, cash equivalents or readily marketable debt securities as collateral for commitments created by open forward contracts. The Trust could be exposed to risk if counterparties to the contracts are unable to meet the terms of their contracts or if the value of the foreign currency changes unfavorably.

Any gain or loss realized from a forward currency contract is recorded as a realized gain or loss from investments. At October 31, 1995, the Trust had no outstanding foreign currency forward contracts.



1. SIGNIFICANT ACCOUNTING POLICIES (cont.)

h. Repurchase Agreements:

The Trust may enter into a Joint Repurchase Agreements whereby its uninvested cash balances are deposited into a joint cash account to be used to invest in one or more repurchase agreements with government securities dealers recognized by the Federal Reserve Board and/or member banks of the Federal Reserve System. The value and face amount of the Joint Repurchase Agreement has been allocated to the Funds based on their pro rata interest.

In a repurchase agreement, the Trust purchases a U.S. Government security from a dealer or bank subject to an agreement to resell it at a mutually agreed upon price and date. Such a transaction is accounted for as a loan by the Trust to the seller, collaterized by the underlying security. The transaction requires the initial collaterization of the seller's obligation by U.S. government securities with market value, including accrued interest, of at least 102% of the dollar amount invested by the Trust, with the value of the underlying security marked to market daily to maintain coverage of at least 100%. The collateral is delivered to the Trust's custodian and held until resold to the dealer or bank. At October 31, 1995, all outstanding joint repurchase agreements held by the Trust had been entered into on that date.



2. UNAMORTIZED ORGANIZATION COSTS

The organization costs of each Fund are amortized on a straight-line basis over a period of five years from September 20, 1991 (the effective day of the registration under the Securities Act of 1933). In the event Franklin Resources, Inc. (which was the sole shareholder prior to September 20, 1991) redeems its shares within the five year period, the pro-rata share of the then unamortized deferred organization costs will be deducted from the redemption price paid to Franklin Resources, Inc.

New investors purchasing shares of the Funds subsequent to that date bear such costs during the amortization period only as such charges are accrued daily against investment income.

3. TRUST SHARES

At October 31, 1995, there were an unlimited number of $.01 par value shares of beneficial interest authorized. Transactions in each of the Fund's shares for the years ended October 31, 1995 and 1994 were as follows:

                                                                 Franklin Pacific        Franklin International
                                                                    Growth Fund                Equity Fund
                                                                -------------------        -------------------
                                                               Shares        Amount       Shares       Amount
                                                              --------     ----------    --------    ----------
Year ended October 31, 1995
Shares sold ................................................    555,600   $ 7,787,181     536,079    $ 6,892,374
Shares issued in reinvestment of distributions .............    102,552     1,423,427     221,229      2,728,090
Shares redeemed ............................................   (670,145)   (9,387,914)   (625,269)    (8,024,312)
Changes from exercise of exchange privilege:
 Shares sold ...............................................  3,461,542    48,778,021   1,197,116     15,441,515
 Shares redeemed ........................................... (3,671,174)  (51,922,479) (1,658,944)   (21,189,024)
                                                              --------     ----------    --------    ----------
Net decrease ...............................................   (221,625)$   (3,321,764)  (329,789)$   (4,151,357)
                                                              ========     ==========    ========    ==========

3. TRUST SHARES (cont.)
                                                                 Franklin Pacific        Franklin International
                                                                    Growth Fund                Equity Fund
                                                                -------------------        -------------------
                                                               Shares        Amount       Shares       Amount

                                                              --------     ----------    --------    ----------
Year Ended October 31, 1994
Shares sold ................................................  1,264,909 $  19,532,648     918,242   $ 12,289,792
Shares issued in reinvestment of distributions .............     40,119       608,594      46,611        599,058
Shares redeemed ............................................   (359,599)   (5,536,957)   (335,945)    (4,490,047)
Changes from exercise of exchange privilege:
 Shares sold ...............................................  6,124,921    93,795,170   6,103,434     81,761,759
 Shares redeemed ........................................... (4,855,164)  (74,279,211) (4,115,714)   (55,176,512)
                                                              --------     ----------    --------    ----------
Net increase ...............................................  2,215,186 $  34,120,244   2,616,628   $ 34,984,050
                                                              ========     ==========    ========    ==========


4. PURCHASES AND SALES OF SECURITIES

Aggregate purchases and sales of securities (excluding purchases and sales of short-term securities) for the year ended October 31, 1995 were as follows:

                                                                                         Franklin      Franklin
                                                                                          Pacific    International
                                                                                        Growth Fund   Equity Fund
                                                                                         ---------     ---------
Purchases ............................................................................  $18,155,976   $ 4,000,234
                                                                                         =========     =========
Sales ................................................................................  $22,592,750   $12,330,630
                                                                                         =========     =========

5. TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

Franklin Advisers, Inc. ("Manager"), under the terms of a management agreement, provides investment advice, office space and facilities to each Fund and receives fees computed monthly on the average daily net assets of each Fund at an annualized rate of 1% of the first $100 million of net assets; 9/10 of 1% of net assets in excess of $100 million up to and including $250 million; 8/10 of 1% of net assets in excess of $250 million up to and including $500 million; and 3/4 of 1% of net assets in excess of $500 million. Under a subadvisory agreement, Templeton Investment Counsel, Inc. ("TICI" or the "Subadviser"), an indirect subsidiary of Templeton Worldwide, Inc., which is a direct, wholly-owned subsidiary of Franklin Resources, Inc. receives from the Manager a fee equal to an annual rate of 1/2 of 1% of the value of each Fund's net assets up to and including $100 million; 2/5 of 1% of net assets in excess of $100 million up to and including $250 million; 3/10 of 1% of net assets in excess of $250 million up to and including $500 million; and 1/4 of 1% of net assets in excess of $500 million. The terms of these agreements provide that aggregate annual expenses of the Funds be limited to the extent necessary to comply with the limitations set forth in the laws, regulations, and administrative interpretations of the states in which the Funds' shares are registered. For the year ended October 31, 1995, the Funds' expenses did not exceed these limitations.


5. TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES (cont.)

In its capacity as underwriter for the shares of the Trust,  Franklin  Templeton
Distributors,  Inc.  receives  commissions  on  sales  of  the  Trust's  shares.
Commissions received by Franklin Templeton Distributors, Inc. and the amounts which were subsequently paid to other dealers for the year ended October 31, 1995 were as follows:

                                                                                           Franklin    Franklin
                                                                                            Pacific  International
                                                                                          Growth Fund Equity Fund
                                                                                           --------    --------
Total commissions received .............................................................     $255,959   $222,274
                                                                                           ========    ========
Paid to other dealers ..................................................................     $227,217   $197,147
                                                                                           ========    ========

Commissions are deducted from the gross proceeds received from the sale of the shares of the Trust, and as such are not expenses of the Funds.

Under the terms of a distribution agreement pursuant to Rule 12b-1 of the Investment Company Act of 1940, the Funds will reimburse Franklin Templeton Distributors, Inc., in an amount up to 0.25% per annum of the Funds' average daily net assets for cost incurred in the promotion, offering, and marketing of the Funds' shares. Cost incurred by the Pacific Fund and International Fund under the agreement aggregated $101,772 and $113,904, respectively, for the year ended October 31, 1995.

Pursuant to a shareholder service agreement with Franklin Templeton Investor Services, Inc., the Funds pay costs on a per shareholder account basis. Such costs incurred for the year ended October 31, 1995 aggregated $112,208.

Certain officers and trustees of the Trust are also officers and/or directors of Franklin Templeton Distributors, Inc., Franklin Advisers, Inc., Templeton Worldwide, Inc., Templeton Investment Counsel, Inc., and Franklin Templeton Investor Services, Inc., all wholly-owned subsidiaries of Franklin Resources, Inc.

6. RULE 144A SECURITIES

Rule 144A  provided a  non-exclusive  safe harbor  exemption  from  registration requirements  of the Securities Act of 1933 for specified  resales of restricted
securities  to  qualified  institutional   investors.   The  Funds  value  these
securities as disclosed in Note 1. See the accompanying Statement of Investments and Net Assets for specific information on such securities.

At October 31, 1995, 144A securities were held as follows:
                                                                                           Franklin    Franklin
                                                                                            Pacific  International
                                                                                          Growth Fund Equity Fund
                                                                                           --------    --------
Value ..................................................................................     $276,500   $850,287
                                                                                           ========    ========
Ratio of value to net assets ...........................................................         .54%      1.67%
                                                                                           ========    ========

7. PROPOSED REORGANIZATION

The Board of Directors has approved an Agreement and Plan of Reorganization, subject to shareholder approval, providing for the acquisition of all or substantially all of the assets of the International Fund by Templeton Foreign Fund ("Foreign Fund"), in exchange for shares of Foreign Fund and the assumption by Foreign Fund of certain identified liabilities of the International Fund. The shares if Foreign Fund thereby received would be distributed to shareholders of the International Fund and the International Fund would be liquidated and dissolved.


8. FINANCIAL HIGHLIGHTS

Select data for each share of beneficial interest outstanding throughout each period, by Fund, are as follows:

                      Per Share Operating Performance                                Ratios/Supplemental Data
          ------------------------------------------------------                    --------------------------
                          Net                                                                                   Ratio
                        Realized &  Total    Distri-   Distri-                                                  of Net
       Net Asset  Net    Unrealized  From     butions   butions         Net Asset       Net Assets   Ratio of  Investment
Year    Value at Invest- Gain (Loss) Invest-  From Net  From    Total    Value            at End     Expenses    Income    Portfolio
Ended  Beginning  ment      on        ment   Investment Capital Distri- at End  Total     of Year   to Average  to Average  Turnover
Oct.31  of Year  Income  Securities Operations Income   Gains   butions of Year Return++ (in 000's) Net Assets  Net Assets    Rate
------------------------------------------------------------------------------------------------------------------------------------
Franklin Pacific Growth Fund
1991+  $10.01$    .06     $  --      $ .060    $  --    $  --    $  --   $10.07   .60%    $ 1,165      --%**     5.01%*        --%
1992    10.07     .14      .836        .976    (.146)      --    (.146)   10.90  9.77       5,724     .29**      1.80       62.96
1993    10.90     .19     3.825       4.015    (.193)   (.282)   (.475)   14.44 38.46      22,619     .50**      2.03       47.52
1994    14.44     .21     1.008       1.218    (.198)   (.060)   (.258)   15.40  8.46      58,241    1.22**      1.54        9.16
1995    15.40     .15    (1.013)      (.863)   (.156)   (.271)   (.427)   14.11 (5.54)     50,247    1.72        1.04       36.21
Franklin International Equity Fund
1991+   10.01     .06        --        .060       --       --       --    10.07   .60       1,286      --**      4.92*         --
1992    10.07     .19     (.038)       .152    (.202)      --    (.202)   10.02  1.46       6,944     .29**      2.36       48.78
1993    10.02     .42     2.253       2.673    (.413)      --    (.413)   12.28 27.40      19,217     .50**      4.22       52.99
1994    12.28     .23     1.540       1.770    (.220)      --    (.220)   13.83 14.56      57,854    1.22**      1.99       21.80
1995    13.83     .25     (.077)       .173    (.190)   (.588)   (.778)   13.23  1.75      50,947    1.63        1.86        9.12

*Annualized
+For the period September 20, 1991 (effective date of registration) to October 31, 1991.
++Total return  measures the changes in value of an investment  over the periods indicated.  It does not  include the maximum  initial  sales  charge and assumes reinvestment  of dividends and capital gains,  if any, at net asset value and is not annualized.
**During the periods indicated below,  Franklin  Advisers,  Inc., the investment manager,  agreed to waive in advance a portion of its management  fees. Had such action not been taken,  ratios of expenses to average net assets would have been as follows:


                                      Ratio of expenses to
                                       average net assets
                                       -------------------
Franklin Pacific Growth Fund
1991 ..................................      2.50%*
1992 ..................................      2.50
1993 ..................................      2.31
1994 ..................................      1.72


                                      Ratio of expenses to
                                       average net assets
                                       -------------------
Franklin International Equity Fund
1991 ..................................      2.50%*
1992 ..................................      2.50
1993 ..................................      2.27
1994 ..................................      1.76


   FRANKLIN INTERNATIONAL TRUST

Report of Independent Accountants

To the Shareholders and Board of Trustees of Franklin International Trust:

We have audited the accompanying statements of assets and liabilities of the funds comprising the Franklin International Trust, including each Fund's statement of investments in securities and net assets as of October 31, 1995, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for the periods indicated thereon. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 1995, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the funds comprising the Franklin International Trust as of October 31, 1995, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for the periods indicated thereon, in conformity with generally accepted accounting principles.


                                                COOPERS & LYBRAND L.L.P.

Boston, Massachusetts
November 30, 1995,
except as to the information
presented in Note 7 for which
the date is December 15, 1995.

Franklin International Trust

APPENDIX
DESCRIPTION OF GRAPHIC MATERIAL OMITTED FROM EDGAR FILING
(PURSUANT TO ITEM 304 (a) OF REGULATION S-T)



GRAPHIC MATERIAL (1)

This chart shows in pie chart format the fund's securities breakdown by region as a percentage of the fund's total net assets.

Franklin Pacific Growth Fund
Regional Breakdown on 10/31/95

Hong Kong                                       26.9%
Japan                                           20.3%
Australia                                       11.4%
Thailand                                        6.5%
Indonesia                                       5.0%
Philippines                                     5.0%
Singapore                                       4.8%
Malaysia                                        4.2%
Pakistan                                        2.5%
United States                                   1.7%
Other Countries                                 3.8%
Short-Term Obligations & Other Net Assets       7.9%



GRAPHIC MATERIAL (2)

The following line graph hypothetically compares the performance of Franklin Pacific Growth Fund to that of the MSCI Pacific Basin Index, based on a $10,000 investment from 9/20/91 to 10/31/95.

Period Ending           Fund                    Index

9/20/91                  $9552                    $10000
9/30/91                  $9571                    $10250
10/31/91                 $9609                    $10688
11/30/91                 $9552                    $10002
12/31/91                 $9899                    $10311
1/31/92                  $9947                    $9913
2/29/92                  $10149                   $9220
3/31/92                  $9947                    $8345
4/30/92                  $10101                   $7964
5/31/92                  $10592                   $8587
6/30/92                  $10964                   $7914
7/31/92                  $10296                   $7806
8/31/92                  $10025                   $8877
9/30/92                  $10064                   $8675
10/31/92                 $10548                   $8371
11/30/92                 $10451                   $8530
12/31/92                 $10260                   $8434
1/31/93                  $10430                   $8420
2/28/93                  $10861                   $8830
3/31/93                  $10861                   $9899
4/30/93                  $11612                   $11478
5/31/93                  $12172                   $11814
6/30/93                  $11914                   $11622
7/31/93                  $12167                   $12311
8/31/93                  $12895                   $12677
9/30/93                  $13037                   $12205
10/31/93                 $14604                   $12478
11/30/93                 $14534                   $10719
12/31/93                 $16512                   $11468
1/31/94                  $16685                   $12797
2/28/94                  $16154                   $13129
3/31/94                  $14889                   $12406
4/30/94                  $15103                   $12945
5/31/94                  $15807                   $13255
6/30/94                  $15316                   $13690
7/31/94                  $15727                   $13398
8/31/94                  $16427                   $13633
9/30/94                  $15738                   $13294
10/31/94                 $15840                   $13632
11/30/94                 $14657                   $12874
12/31/94                 $14748                   $12962
1/31/95                  $13473                   $12146
2/28/95                  $14084                   $11847
3/31/95                  $14484                   $12759
4/30/95                  $14663                   $13304
5/31/95                  $15221                   $12774
6/30/95                  $14941                   $12235
7/31/95                  $15546                   $13119
8/31/95                  $15355                   $12627
9/30/95                  $15588                   $12746
10/31/95                 $14973                   $12128



GRAPHIC MATERIAL (3)

This chart shows in pie chart format the fund's securities breakdown by region as a percentage of the fund's total net assets.

Franklin International Equity Fund
Regional Breakdown on 10/31/95

European Stocks                                 58.6%
Asian Stocks                                    11.9%
Australian & New Zealand Stocks                 6.1%
North American Stocks                           4.8%
Latin American Stocks                           3.2%
Fixed-Income Securities                         4.5%
Short-Term Obligations & Other Net Assets       10.9%



GRAPHIC MATERIAL (4)

The following line graph hypothetically compares the performance of Franklin International Equity Fund to that of the MSCI EAFE Index, based on a $10,000 investment from 9/20/91 to 10/31/95.

Period Ending           Fund                    Index

9/20/91                  $9552                    $10000
9/30/91                  $9571                    $10268
10/31/91                 $9609                    $10416
11/30/91                 $9523                    $9933
12/31/91                 $9904                    $10449
1/31/92                  $10019                   $10229
2/29/92                  $10115                   $9865
3/31/92                  $9721                    $9217
4/30/92                  $9942                    $9263
5/31/92                  $10471                   $9886
6/30/92                  $10274                   $9420
7/31/92                  $10041                   $9182
8/31/92                  $10099                   $9761
9/30/92                  $9934                    $9571
10/31/92                 $9749                    $9072
11/30/92                 $9905                    $9160
12/31/92                 $9992                    $9210
1/31/93                  $9845                    $9212
2/28/93                  $10021                   $9493.
3/31/93                  $10256                   $10323
4/30/93                  $10637                   $11306
5/31/93                  $10969                   $11548
6/30/93                  $10620                   $11370
7/31/93                  $10802                   $11771
8/31/93                  $11489                   $12408
9/30/93                  $11449                   $12132
10/31/93                 $12420                   $12509
11/30/93                 $12066                   $11418
12/31/93                 $13291                   $12245
1/31/94                  $14287                   $13283
2/28/94                  $14053                   $13249
3/31/94                  $13555                   $12681
4/30/94                  $13657                   $13222
5/31/94                  $13708                   $13149
6/30/94                  $13322                   $13338
7/31/94                  $13878                   $13469
8/31/94                  $14300                   $13791
9/30/94                  $13971                   $13359
10/31/94                 $14228                   $13807
11/30/94                 $13518                   $13147
12/31/94                 $13276                   $13232
1/31/95                  $12951                   $12727
2/28/95                  $13157                   $12694
3/31/95                  $13113                   $13489
4/30/95                  $13720                   $14000
5/31/95                  $13991                   $13836
6/30/95                  $14345                   $13597
7/31/95                  $15024                   $14448
8/31/95                  $14586                   $13900
9/30/95                  $14947                   $14176
10/31/95                 $14477                   $13798

Templeton
Foreign Fund

------------------

  [PHOTO OF
MARK HOLOWESKO
APPEARS HERE]

------------------

Mark Holowesko
Director of Global
Equity Research.

------------------

Mark G. Holowesko is the president and portfolio manager of Templeton Foreign Fund, as well as several other Templeton funds. He joined the Templeton organization in 1985 in Nassau, Bahamas, and serves as director of equity research worldwide, as well as an officer and director of Templeton Worldwide, Inc. Mr. Holowesko received a B.A. in Economics from Holy Cross College and an M.B.A. from Babson College. He is a Chartered Financial Analyst, Chartered Investment Counselor, and a founding member and director of the International Society of Financial Analysts.

--------------------------------------------------------------------------------

Your Fund's Objective:

The Templeton Foreign Fund seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

--------------------------------------------------------------------------------


October 16, 1995

Dear Shareholder:

We are pleased to bring you the 13th annual report of the Templeton Foreign Fund, which covers the period ended August 31, 1995.

The past fiscal year was marked by extreme volatility in emerging markets and unexpected advances in developed markets. Stock markets of most developed countries posted double-digit returns despite the high degree of uncertainty prevalent in many overseas markets at the beginning of 1995. Much of this uncertainty was precipitated by the devaluation of the Mexican peso in December 1994, which led to a decline of more than 70% (in U.S. dollar terms) in the Mexican equity market. The ensuing negative impact on financial markets, which was coyly coined "the Tequila Effect," was not limited to Latin America. Investors in Asian securities soon discovered that their stocks were declining in value due to professional money managers' generally poor opinions of most emerging markets. However, most major developed markets, particularly those in the United States, the United Kingdom, and Germany, showed surprising strength. One exception was Japan, which suffered from a deteriorating real estate market and the resulting impact on its banks.

Cyclical stocks performed very well throughout the reporting period because of economic growth worldwide. This was especially true of the paper, chemicals and metals sectors. Other strong performers included financial services and technology stocks. Although we lacked exposure to the technology sector, our holdings in these other strong areas helped the performance of the Fund.


--------------------------------------------------------------------------------

Templeton Foreign Fund

Geographic Distribution on 8/31/95
Based on Total Net Assets

                           [PIE CHART APPEARS HERE]

                    European Stocks                  42.5%

                    Australian &
                    New Zealand Stocks                7.3%

                    Latin American Stocks             7.7%

                    Asian Stocks                     12.1%

                    Other Stocks                      3.1%

                    Fixed-Income Securities           8.9%

                    Short-Term Obligations &
                    Other Net Assets                 18.4%

Responding to various economic and financial conditions worldwide, we reduced our holdings in certain developed markets, particularly the United Kingdom and the Netherlands, and bought securities in emerging markets, which we felt were better bargains. The extraordinary potential of emerging markets is often overshadowed by the sheer size of financial markets in developed countries. Although developed countries constitute only a small portion of the world's population, they consume a majority of goods and services

--------------------------------------------------------------------------------

TEMPLETON FOREIGN FUND

Top 10 Holdings on 8/31/95
Based on Total Net Assets

                                                                      % of Total
Name, Industry, Country                                               Net Assets
--------------------------------------------------------------------------------
HSBC Holdings PLC; Banking, Hong Kong                                 1.6%
--------------------------------------------------------------------------------
Telefonos de Mexico SA;
Telecommunications, Mexico                                            1.6%
--------------------------------------------------------------------------------
Telebras-Telecommunicacoes Brasileiras SA;
Telecommunications, Brazil                                            1.6%
--------------------------------------------------------------------------------
U.S Treasury Note, 6.375%, 1/15/00;
Government Bond, United States                                        1.5%
--------------------------------------------------------------------------------
U.S Treasury Note, 6.375%, 7/15/99;
Government Bond, United States                                        1.5%
--------------------------------------------------------------------------------
U.S Treasury Note, 6.0%, 10/15/99;
Government Bond, United States                                        1.5%
--------------------------------------------------------------------------------
Volvo AB, B; Automobiles, Sweden                                      1.4%
--------------------------------------------------------------------------------
Societe Elf Acquitaine SA; Energy Sources,
France                                                                1.3%
--------------------------------------------------------------------------------
Iberdrola SA; Utilities - Electrical & Gas,
Spain                                                                 1.1%
--------------------------------------------------------------------------------
Asea AB, A; Electrical & Electronics, Sweden                          1.1%
--------------------------------------------------------------------------------

For a complete list of portfolio holdings, please see page 14 of this report.


worldwide. Consider also, that Asia's total Gross National Product (GNP) is amazingly close to the GNP of the U.S. alone, yet Asia has 3.1 billion people, compared with only 260 million in the U.S. As the world's developing markets evolve, these countries' per-capita wealth should increase, which will affect consumption patterns and raise standards of living. We already see this happening in Asia, where GNP has been increasing significantly faster than in the U.S.

Looking forward, the world's financial markets should, hopefully, continue to be volatile. I say "hopefully," because the more volatile the market, the more share prices tend to fluctuate. The more share prices fluctuate, the less likely the market will reflect the "true" value of a company, and the easier it becomes for us to find potential bargain-priced stocks for your Fund. Many investors are frightened by volatility, but we welcome the opportunity it provides us. While short-term volatility can be disconcerting, declines of as much as 40% to 50% are not unusual in emerging markets. For example, the Hong Kong market has increased 763% in the last 15 years, but has suffered six declines of more than 20% during that time.* There are, of course, special risks involved with foreign investing related to market, currency, economic, political, and other factors. Developing markets involve similar but heightened risks, in addition to risks

*Source: Bloomberg. Based on quarterly percentage change over 15 years ended June 30, 1995.

associated with the relatively small size and lesser liquidity of these markets. These risks are discussed in the Fund's prospectus.

In closing, we would like to mention that although Sir John Templeton has not been involved in investment management of the Templeton Funds since October 1992, we were saddened by his recent decision to step down as Chairman and Director of the U.S.-registered Templeton funds. The Fund's Board of Directors have elected John Wm. Galbraith, former vice chairman of Templeton, Galbraith & Hansberger, Ltd. to succeed him. The investment manager will continue to use the investment philosophies and principles established by Sir John.

We thank you for your participation in the Templeton Foreign Fund and welcome any comments or suggestions you may have.

Sincerely,

/s/ Mark Holowesko

Mark Holowesko, CFA
President
Templeton Foreign Fund

Q & A

THE FOLLOWING IS AN INTERVIEW
WITH MARK HOLOWESKO, PORTFOLIO
MANAGER OF TEMPLETON
FOREIGN FUND:

Did the Fund's portfolio change dramatically over the course of the year? If so, what are some of the stocks you bought and sold?

Our portfolios generally do not change dramatically from one year to the next, which reflects our "value" style of investing. We concentrate on a company's prospects over a full business cycle, traditionally a three to five year period, and we tend to hold its shares for about that long. This gives us a relatively low portfolio turnover rate, typically about 20% per year.

This year, we concentrated on capturing some of the value we discovered in emerging markets, particularly Latin America, after a series of major price declines. For example, we purchased shares of Telefonos de Mexico SA (Telmex), Telecomunicacoes Brasileiras SA (Telebras), and YPF Sociedad Anonima. We also added to several economically sensitive European stocks, such as Volvo AB and Asea AB.

What were your best performing stocks and sectors?

The commodity sectors, most notably aluminum and paper, performed well and provided significant gains for the Fund. Increasing economic activity and growing demand for commodities in emerging markets led to rising prices for aluminum and paper, which gave a big boost to the stock prices of companies operating in those industries. The Fund's positions in stocks such as Alcan Aluminum Ltd. and Comalco Ltd. benefited from this trend. Other strong performers included BMW and Singapore Airlines Ltd.

Were there any disappointments?
In other words, were there any stocks that did not perform up to your expectations?

Yes, there were. Every year, about one-third of our stock picks do not live up to our expectations. This is normally due to some unanticipated event at the company, a major change in the industry that adversely impacts the company, or less-than-perfect stock selection on our part. If we can continue to keep our mistakes to roughly one-third of our selections, we should be able to achieve the type of returns investors have come to expect. Examples of stocks that did not perform as well as we had hoped include Celsius Industrier AB, Electrolux AB, Oriental Press Group Ltd., and Peregrine Investments Holdings Ltd. Although these stocks declined in price, we did not sell them because we continued to believe they represented excellent potential long-term value.

How should investors deal with market declines?

First, investors should be aware that just as bull markets, or prolonged share price increases, are a normal part of stock market activity, so are bear markets, or prolonged stock price declines. Second, investors should not only expect market declines and use them to their advantage, but they should concentrate on those stocks that have already declined in price even if the overall market has not. Our investments in several utility and real estate stocks, which had already experienced 25% price declines from their recent

                                     Q & A
peaks, reflect this strategy. To a certain extent, by purchasing shares of companies whose prices have already declined, but whose business practices are solid, you may be able to protect yourself during market declines.

Emerging markets appear to be recovering after a poor showing in 1994. What is your outlook for these markets in the near future?

As I mentioned earlier, it is difficult for us to predict how specific markets will perform. I believe, however, that the risk of investing in these markets may have declined because so many of them have already experienced major price corrections. We are also excited about the rising standards of living in many of these countries and the impact this should have on consumption. Today, about 15% of the world's population live in countries belonging to the Organisation of Economic Cooperation and Development, but they consume 75% of most goods and services worldwide. As the remaining 85% of the world's population grows economically, consumption patterns of certain goods and services will be significantly affected. We are already beginning to see this happen, and we have invested assets of the Fund in seeking to benefit from this trend.

Many investors are concerned about China's assuming control of Hong Kong in 1997. What are your thoughts on this matter?

Investors in the Hong Kong market should take some comfort from several observations. First, the entire world seems to know about China's gaining control of Hong Kong in 1997, and one has to believe that the uncertainty of the event has already been discounted in Hong Kong share prices. Second, there is an agreement in place that details how Hong Kong will be run after China assumes control, and most of the provisions of that agreement appear sensible. Finally, Hong Kong's importance to China as a source of capital and "know-how" should not be underestimated. Hong Kong contributes the majority of China's

                                     Q & A
foreign investment capital, and the Chinese government is one of the largest investors in Hong Kong's real estate and stock markets.

Does the overall market look expensive now, or are you finding a number of bargain stocks?

On August 31, our bargain list contained roughly 140 names. During the 10 years I have been with Templeton, this list has fluctuated between 80 and 200 names. Today, we are finding a "normal" number of good ideas, which is in contrast to the Fund's above-normal cash level. This cash position is a result of our selling shares of relatively large companies and buying lower-priced shares of companies that are a bit smaller in size.

                                     Q & A

PERFORMANCE SUMMARY

Templeton Foreign Fund Class I shares provided a total return of 3.14% for the one-year period ended August 31, 1995. Total return measures the change in value of an investment, assuming reinvestment of dividends and capital gains distributions, and does not include the current maximum 5.75% initial sales charge.

We have always maintained a long-term perspective when managing the Fund, and we encourage shareholders to view their investments in a similar manner. As you can see from the chart on page 10, the Fund's Class I shares delivered a cumulative total return of more than 385% for the 10-year period ended August 31, 1995.

As measured by net asset value, the price of the Fund's Class I shares decreased from $10.01 on August 31, 1994 to $9.62 on August 31, 1995, while the price of the Fund's Class II shares increased from $9.16 on May 1, 1995 (the inception date for these shares) to $9.59 on August 31, 1995. Please note that Class I share prices reflect performance for an entire year, whereas Class II prices reflect performance for the four-month period these shares have been in existence.

During the reporting period, Class I shareholders received distributions totalling 15.5 cents ($0.155) per share in dividend income and 51.5 cents per share in capital gains, of which 34 cents ($0.34) represented long-term gains and 17.5 cents ($0.175) represented short-term gains. Class II shareholders did not receive distributions because these shares were not in existence when distributions were paid. Of course, past performance is not predictive of future results, and distributions will vary depending on income earned by the Fund, as well as any profits realized from the sale of securities in the portfolio.

The graph on the following page shows how a $10,000 investment in the Fund, over the past ten years, has outperformed the unmanaged Morgan Stanley Capital International Europe, Australia, Far East (EAFE) Index. It also shows how an investment in the Fund over the same period has kept your purchasing power well-ahead of inflation, as measured by the Consumer Price Index (CPI). Class II shares are not represented as they have not been available for a sufficient period of time. Please remember that the Fund's performance differs from that of the index because the index does not contain cash (the Fund generally carries a certain percentage of cash at any given time) and includes no sales charges or management expenses. Of course, one cannot invest directly in an index.

--------------------------------------------------------------------------------

TEMPLETON FOREIGN FUND - CLASS I
Total Return Index Comparison
$10,000 Investment (8/31/85 - 8/31/95)

[Graph appears here showing comparison between Templeton Foreign Fund, MSCI EAFE Index and the CPI]

                                       8/85           9/95
Templeton Foreign Fund/1/            $10,000        $45,750
MSCI Eafe Index/2/                   $10,000        $42,840
CPI/3/                               $10,000        $14,184

/1/ Includes all sales charges and represents the change in value of an investment over the period shown. Total return assumes reinvestment of dividends and capital gains. Past performance is not predictive of future results.

/2/  Index is unmanaged and includes reinvested dividends.

/3/  Source:  U.S. Bureau of Labor Statistics.

--------------------------------------------------------------------------------

TEMPLETON FOREIGN FUND

Periods ended August 31, 1995

                                                                   Since         Since
                                                                 Inception     Inception
                         One-Year     Five-Year     Ten-Year     (10/05/82)    (05/01/95)
Average Annual
Total Return/1/
Class I Shares            -2.79%        8.99%        16.42%         16.77%           --

Aggregate
Total Return/2/
Class II Shares              --           --            --             --          2.80%

Cumulative
Total Return/3/
Class I Shares             3.14%       63.16%       385.40%        684.60%           --

Class II Shares              --           --            --             --          4.81%

1. Average annual total return represents the average annual change in value of an investment over the specified periods. The figures have been restated to reflect the current maximum 5.75% initial sales charge for Class I Shares.
See note below.

2. Aggregate total return represents the change in value of an investment over the period indicated and reflects the deduction of the maximum 1.00% initial sales charge and 1.00% contingent deferred sales charge (CDSC) for Class II Shares, applicable to shares redeemed within the first 18 months of investment. Since Class II shares have existed for less than one year, average annual total returns are not provided. See note below.

3. Cumulative total return measures the change in value of an investment over the periods indicated and does not include the maximum 5.75% initial sales charge for Class I Shares, or the maximum 1.00% initial sales charge and 1.00% CDSC for Class II Shares, applicable to shares redeemed within the first 18 months of investment. See note below.

Note: Prior to July 1, 1992, Class I shares were offered at a higher initial sales charge. Thus, actual total returns to purchasers of shares during that period would have been different than noted above. Class II shares, which the Fund began offering on May 1, 1995, are subject to different fees and expenses, which will affect their performance. Please see the prospectus for more details regarding Class I and Class II shares.

All total return calculations reflect the deduction of a proportional share of Fund expenses on an annual basis and assume that all dividends and capital gains distributions were reinvested when paid. Investment return and principal value will fluctuate with market conditions, currencies and the economic and political climates of countries where investments are made, so that your shares, when redeemed, may be worth more or less than their initial cost. Past performance is not predictive of future results.

--------------------------------------------------------------------------------

Templeton Foreign Fund--
Class I

If you had invested $10,000 in the Templeton Foreign Fund at its inception, it would be worth over $73,000 today. The chart below illustrates the cumulative total return of an assumed $10,000 investment in the Fund on October 5, 1982, with income dividends and capital gains distributions reinvested through August 31, 1995.*

[Mountain Chart appears here showing an initial Investment of $10,000 made on 10/05/82 (Initial Net Asset Value of $9,425) would be valued at $73,931 on 08/31/95]

*The amount of capital gains distributions accepted in shares was $24,416. The total amount of dividends reinvested was $15,522. The performance information shown represents past performance and is not an indication of future results. For standardized performance figures, please refer to the Performance Summary on page 10. Class II shares, which the Fund began offering on May 1, 1995, are subject to different fees and expenses, which will affect their performance. Please see the prospectus for more details regarding Class I and Class II shares.

TEMPLETON FOREIGN FUND
Financial Highlights

--------------------------------------------------------------------------------

PER SHARE OPERATING PERFORMANCE+ (For a share outstanding throughout the year)

                                                 CLASS I
                          ----------------------------------------------------------
                                           YEAR ENDED AUGUST 31
                          ----------------------------------------------------------
                             1995        1994        1993        1992        1991
                          ----------  ----------  ----------  ----------  ----------
Net asset value, begin-
 ning of year             $    10.01  $     8.74  $     7.92  $     7.91  $     8.19
                          ----------  ----------  ----------  ----------  ----------
Income from investment
 operations:
 Net investment income           .23         .14         .14         .20         .25
 Net realized and
  unrealized gain                .05        1.39        1.21         .43         .03
                          ----------  ----------  ----------  ----------  ----------
Total from investment
 operations                      .28        1.53        1.35         .63         .28
                          ----------  ----------  ----------  ----------  ----------
Distributions:
 Dividends from net in-
  vestment income               (.16)       (.13)       (.19)       (.23)       (.26)
 Distributions from net
  realized gains                (.51)       (.13)       (.34)       (.39)       (.30)
                          ----------  ----------  ----------  ----------  ----------
Total distributions             (.67)       (.26)       (.53)       (.62)       (.56)
                          ----------  ----------  ----------  ----------  ----------
Change in net asset
 value                          (.39)       1.27         .82         .01        (.28)
                          ----------  ----------  ----------  ----------  ----------
Net asset value, end of
 year                     $     9.62  $    10.01  $     8.74  $     7.92  $     7.91
                          ==========  ==========  ==========  ==========  ==========
TOTAL RETURN*                  3.14%      17.94%      18.65%        8.52%      4.17%
RATIOS/SUPPLEMENTAL DATA
Net assets, end of year
 (000)                    $6,941,238  $5,014,438  $2,667,771  $1,672,161  $1,211,525
Ratio of expenses to av-
 erage net assets              1.15%       1.14%       1.12%        .94%        .80%
Ratio of net investment
 income to average net
 assets                        2.81%       1.84%       2.11%       2.92%       3.59%
Portfolio turnover rate       21.78%      36.75%      21.29%      22.00%      19.24%

 *TOTAL RETURN DOES NOT REFLECT SALES COMMISSIONS.
 +PER SHARE AMOUNTS FOR YEARS ENDED PRIOR TO AUGUST 31, 1994 HAVE BEEN RESTATED TO REFLECT A 3-FOR-1 STOCK SPLIT EFFECTIVE FEBRUARY 25, 1994.


                       SEE NOTES TO FINANCIAL STATEMENTS.

TEMPLETON FOREIGN FUND
Financial Highlights (cont.)

--------------------------------------------------------------------------------

PER SHARE OPERATING PERFORMANCE (For a share outstanding throughout the period)

                                                         CLASS II
                                                      ---------------
                                                      FOR THE PERIOD
                                                       MAY 1, 1995+
                                                          THROUGH
                                                      AUGUST 31, 1995
                                                      ---------------
Net asset value, beginning of period                      $  9.16
                                                          -------
Income from investment operations:
 Net investment income                                        .03
 Net realized and unrealized gain                             .40
                                                          -------
Total from investment operations                              .43
                                                          -------
Net asset value, end of period                            $  9.59
                                                          =======
TOTAL RETURN*                                               4.81%
RATIOS/SUPPLEMENTAL DATA
Net assets, end of period (000)                           $63,428
Ratio of expenses to average net assets                     1.90%**
Ratio of net investment income to average net assets        1.86%**

 *TOTAL RETURN DOES NOT REFLECT SALES COMMISSIONS OR THE DEFERRED CONTINGENT
  SALES CHARGE. NOT ANNUALIZED FOR PERIODS OF LESS THAN ONE YEAR.
**ANNUALIZED.
 +COMMENCEMENT OF OFFERING OF SALES.


                       SEE NOTES TO FINANCIAL STATEMENTS.

TEMPLETON FOREIGN FUND
Investment Portfolio, August 31, 1995

--------------------------------------------------------------------------------

 INDUSTRY    ISSUE                           COUNTRY   SHARES        VALUE

-------------------------------------------------------------------------------
 COMMON STOCKS: 70.4%
-------------------------------------------------------------------------------
 Aerospace & Military Technical Systems:
  1.1%
             British Aerospace PLC             U.K.    5,805,000 $   59,447,927
             Celsius Industrier AB, B          Swe.    1,042,500     14,919,780
                                                                 --------------
                                                                     74,367,707
-------------------------------------------------------------------------------
 Appliances & Household Durables: 1.7%
             Chofu Seisaku Co. Ltd.            Jpn.      133,000      3,264,638
             Electrolux AB, B                  Swe.      900,000     39,257,443
             Email Ltd.                        Aus.    6,091,100     16,253,189
             Fisher & Paykel Ltd.              N.Z.    3,673,800     11,235,520
             Luks Industrial Co. Ltd.          H.K.   24,400,000      3,246,609
             *Luks Industrial Co. Ltd.,
             wts.                              H.K.    1,480,000         22,178
             Sony Corp.                        Jpn.      800,000     43,692,150
                                                                 --------------
                                                                    116,971,727
-------------------------------------------------------------------------------
 Automobiles: 4.3%
             Bayerische Motorenwerke AG
             (BMW)                             Ger.       93,375     51,839,663
             Ciadea SA                         Arg.    3,555,518     14,585,645
             Consorcio G Grupo Dina SA de
             CV                                Mex.    4,521,700      3,466,036
             Consorcio G Grupo Dina SA de
             CV, ADR                           Mex.      839,300      2,832,638
             Peugeot SA                         Fr.      358,100     47,312,086
             Regie Nationale des Usines
             Renault SA                         Fr.      719,400     20,348,883
             Tofas Turk Otomobil Fabrikasi
             AS, GDR                           Tur.   19,400,000     15,520,000
             Volkswagen AG                     Ger.      160,000     48,937,330
             Volvo AB, B                       Swe.    5,005,300     99,395,834
                                                                 --------------
                                                                    304,238,115
-------------------------------------------------------------------------------
 Banking: 11.5%
             ABN AMRO Holding NV              Neth.    1,335,676     51,381,520
             *ABN AMRO Holding NV, trading
             cpn.                             Neth.    1,335,676      1,339,329
             Argentaria Corporacion
             Bancaria de Espana SA              Sp.    1,188,800     45,402,264
             Australia & New Zealand
             Banking Group Ltd.                Aus.   17,483,755     70,964,798
             Banco Bilbao Vizcaya               Sp.    1,700,000     51,439,164
             Banco Central Hispano              Sp.      929,000     19,369,598
             Banco Popular Espanol              Sp.      270,125     41,567,633
             Banco Portugues de
             Investimento SA                  Port.      789,630     11,654,100
             Banco Santander SA                 Sp.      400,000     16,361,027
             Bank of Ireland                   Irl.    2,176,000     12,560,079
             Bank Slaski SA W Katowicach       Pol.      230,460     13,054,582
             Bankinter SA                       Sp.      220,000     19,119,758
             Barclays PLC                      U.K.    3,761,000     42,017,130
             C.S. Holding, br.                Swtz.      452,750     37,104,496
             Canadian Imperial Bank of
             Commerce                          Can.      700,000     17,203,500
             Daegu Bank Co. Ltd.               Kor.      161,870      2,593,856

TEMPLETON FOREIGN FUND
Investment Portfolio, August 31, 1995 (cont.)

--------------------------------------------------------------------------------

 INDUSTRY    ISSUE                           COUNTRY   SHARES        VALUE

-------------------------------------------------------------------------------
 COMMON STOCKS (CONT.)
-------------------------------------------------------------------------------
 Banking (cont.)
             Ergo Bank SA                       Gr.      129,440 $    5,950,445
             Grupo Financiero Banamex
             Accival SA, L                     Mex.      150,000        299,283
             *Grupo Financiero Serfin SA,
             B                                 Mex.    2,793,900      2,386,503
             HSBC Holdings PLC                 H.K.    8,426,712    113,212,511
             National Australia Bank Ltd.      Aus.    8,343,988     71,623,291
             National Bank of Canada           Can.    2,784,000     23,066,096
             National Westminster Bank PLC     U.K.    5,338,888     48,751,483
             Philippine National Bank         Phil.       30,204        320,451
             Shinhan Bank Co. Ltd.             Kor.      116,860      2,693,281
             *Shinhan Bank Co. Ltd., new       Kor.          907         20,317
             Standard Chartered PLC            U.K.    4,775,300     32,009,211
             Svenska Handelsbanken, A          Swe.    1,250,000     19,515,736
             Westpac Banking Corp.             Aus.    9,470,950     35,594,103
                                                                 --------------
                                                                    808,575,545
-------------------------------------------------------------------------------
 Broadcasting & Publishing: 1.5%
             Marieberg Tidnings AB, A          Swe.      101,300      2,080,994
             News Corp. Ltd.                   Aus.    3,072,100     15,840,685
             News International PLC            Aus.    3,640,000     18,468,843
             NV Holdingsmij de Telegraaf      Neth.      120,000     15,387,420
             Oriental Press Group Limited      H.K.   30,397,000     12,271,105
             Sing Tao Holdings Ltd.            H.K.   16,702,500      9,925,268
             South China Morning Post
             Holdings Ltd.                     H.K.   48,159,000     26,596,011
                                                                 --------------
                                                                    100,570,326
-------------------------------------------------------------------------------
 Building Materials & Components: 0.6%
             Anglian Group PLC                 U.K.    4,000,000      9,589,126
             *Corcemar Corp.                   Arg.      838,732      4,195,968
             Keumkang Co. Ltd.                 Kor.      100,000      7,659,079
             Pioneer International Ltd.        Aus.    7,351,928     19,120,174
                                                                 --------------
                                                                     40,564,347
-------------------------------------------------------------------------------
 Business & Public Services: 0.1%
             Kardex AG, br.                   Swtz.          150         43,881
-------------------------------------------------------------------------------
 Chemicals: 3.1%
             Akzo Nobel NV                    Neth.      423,413     49,919,248
             Bayer AG                          Ger.      137,700     35,578,753
             DSM NV                           Neth.      770,000     63,687,025
             European Vinyls Corp. EVC
             International NV                 Neth.      553,517     23,513,120
             Kemira OY, 144a                   Fin.    3,000,000     23,686,639
             Rhone-Poulenc SA, A                Fr.    1,018,400     20,878,567
                                                                 --------------
                                                                    217,263,352
-------------------------------------------------------------------------------

TEMPLETON FOREIGN FUND
Investment Portfolio, August 31, 1995 (cont.)

--------------------------------------------------------------------------------

 INDUSTRY  ISSUE                            COUNTRY   SHARES        VALUE

------------------------------------------------------------------------------
 COMMON STOCKS (CONT.)
------------------------------------------------------------------------------
 Construction & Housing: 0.2%
           Hollandsche Beton Groep NV        Neth.       75,300 $   12,767,366
           Raine PLC                          U.K.    5,300,000      2,384,868
                                                                --------------
                                                                    15,152,234
------------------------------------------------------------------------------
 Electrical & Electronics: 3.2%
           Alcatel Alsthom SA                  Fr.      700,000     70,160,148
           Asea AB, A                         Swe.      838,161     74,612,376
           BBC Brown Boveri Ltd.             Swtz.        7,350      1,512,760
           BBC Brown Boveri Ltd., br.        Swtz.        9,181      9,684,262
           G.P. Batteries International
           Ltd.                              Sing.    2,464,698      6,654,685
           Gold Peak Industries Holdings
           Ltd.                               H.K.   20,756,000      9,585,674
           Great Wall Electronic
           International Ltd.                 H.K.   34,540,800      2,811,097
           Hitachi Ltd.                       Jpn.      365,000      3,994,375
           Philips Electronics NV            Neth.    1,001,000     44,894,439
                                                                --------------
                                                                   223,909,816
------------------------------------------------------------------------------
 Electronic Components & Instruments: 0.1%
           BICC                               U.K.    1,000,000      5,011,792
------------------------------------------------------------------------------
 Energy Equipment & Services: 0.3%
           Koninklijke Pakhoed NV            Neth.      802,048     24,078,500
------------------------------------------------------------------------------
 Energy Sources: 4.8%
           Norsk Hydro AS                     Nor.      602,000     25,415,485
           Repsol SA                           Sp.    1,611,000     50,544,451
           Saga Petroleum AS, A               Nor.    1,577,640     19,907,905
           Saga Petroleum AS, B               Nor.      826,380     10,041,695
           Shell Transport & Trading Co.
           PLC                                U.K.    2,586,700     34,371,678
           Societe Elf Aquitane SA             Fr.    1,286,000     94,123,345
           Total SA, B                         Fr.      924,760     54,293,667
           Transportadora de Gas del Sur
           SA, B, ADR                         Arg.      391,100      4,057,663
           YPF Sociedad Anonima               Arg.    1,475,000     26,269,448
           YPF Sociedad Anonima, ADR          Arg.    1,028,900     18,134,363
                                                                --------------
                                                                   337,159,700
------------------------------------------------------------------------------
 Financial Services: 0.7%
           Axa SA                              Fr.      308,100     17,057,503
           Baer Holding AG                   Swtz.       15,000     15,685,298
           Govett & Co. Ltd.                  U.K.      212,300        958,591
           Peregrine Investments Holdings
           Ltd.                               H.K.   12,000,000     17,129,570
                                                                --------------
                                                                    50,830,962
------------------------------------------------------------------------------

TEMPLETON FOREIGN FUND
Investment Portfolio, August 31, 1995 (cont.)

--------------------------------------------------------------------------------

 INDUSTRY  ISSUE                             COUNTRY   SHARES        VALUE

-------------------------------------------------------------------------------
 COMMON STOCKS (CONT.)
-------------------------------------------------------------------------------
 Food & Household Products: 2.8%
           Albert Fisher Group PLC             U.K.   28,700,255 $   24,047,508
           Burns Philp & Co. Ltd.              Aus.      237,900        506,052
           C.P. Pokphand Co. Ltd.              H.K.   10,757,000      4,238,322
           Cafe de Coral Holdings Ltd.         H.K.   25,377,100      6,032,020
           Embotelladora Andina SA, ADR       Chil.      805,550     27,892,169
           Goodman Fielder Ltd.                Aus.   15,301,069     13,916,231
           Grupo Embotellador de Mexico
           SA, B                               Mex.      189,900      1,195,386
           *Grupo Embotellador de Mexico
           SA de CV, GDR                       Mex.    1,683,500     20,622,875
           Hillsdown Holdings PLC              U.K.   17,046,153     50,518,483
           Lam Soon Foods Inc.                 H.K.    8,000,000      1,291,823
           National Foods Ltd.                 Aus.    8,509,100      8,314,602
           Vitro SA                            Mex.    8,183,320     24,647,769
           Vitro SA, ADR                       Mex.    1,463,840     13,540,520
                                                                 --------------
                                                                    196,763,760
-------------------------------------------------------------------------------
 Forest Products & Paper: 3.0%
           Assidomaen AB                       Swe.      500,000     10,476,869
           Carter Holt Harvey Ltd.             N.Z.    3,470,600      7,904,100
           Cartiere Burgo SPA                  Itl.    2,031,750     13,793,205
           Enso-Gutzeit OY                     Fin.      285,000      2,441,809
           Enso Gutzeit OY, R                  Fin.    3,618,200     31,329,619
           Fletcher Challenge Ltd., N.Z.       N.Z.   16,289,001     44,304,777
           Fletcher Forestry, Aus.             N.Z.      324,619        402,599
           Fletcher Forestry, N.Z.             N.Z.    8,796,050     10,874,796
           Metsa Serla OY, B                   Fin.      402,300     15,858,974
           Primex Forest Products Ltd.         Can.      300,000      1,787,377
           PT Barito Pacific Timber, fgn.     Indo.   18,872,000     20,399,912
           PT Pabrik Kertas Tjiwi Kimia,
           fgn.                               Indo.    2,214,500      4,885,286
           Repola OY                           Fin.    1,243,000     23,763,589
           Stora Kopparbergs Bergslags AB,
           B                                   Swe.    1,500,000     18,694,021
           Unipapel SA                          Sp.      167,900      4,411,023
                                                                 --------------
                                                                    211,327,956
-------------------------------------------------------------------------------
 Health & Personal Care: 1.4%
           Ciba-Geigy AG                      Swtz.       90,000     63,712,187
           Hafslund Nycomed SA, B              Nor.    1,346,700     31,889,453
           Pacific Chemical Co. Ltd.           Kor.       42,290      1,039,201
           Swank International
           Manufacturing Co. Ltd.              H.K.    8,802,000        909,650
                                                                 --------------
                                                                     97,550,491
-------------------------------------------------------------------------------
 Insurance: 3.1%
           Ace Ltd.                            Bmu.    1,682,000     51,721,500
           Aegon NV                           Neth.      734,197     24,674,016

TEMPLETON FOREIGN FUND
Investment Portfolio, August 31, 1995 (cont.)

--------------------------------------------------------------------------------

 INDUSTRY  ISSUE                             COUNTRY   SHARES        VALUE

-------------------------------------------------------------------------------
 COMMON STOCKS (CONT.)
-------------------------------------------------------------------------------
 Insurance (cont.)
           Baloise-Holding                    Swtz.       26,611 $   53,224,208
           C.E. Heath International
           Holdings                            Aus.    4,000,000      5,261,536
           International Nederlanden Group    Neth.      653,500     36,298,936
           *International Nederlanden
           Group, trading cpn.                Neth.      653,500        762,516
           London Insurance Group Inc.         Can.      300,000      5,892,757
           National Mutual Asia Ltd.           H.K.   17,154,000     12,298,760
           Vital Forsikring AS, A              Nor.      600,000      9,908,085
           *Zurich Reinsurance Centre
           Holdings, Inc.                      U.S.      643,000     18,968,500
                                                                 --------------
                                                                    219,010,814
-------------------------------------------------------------------------------
 Leisure & Tourism: 0.3%
           Grand Hotel Holdings Ltd.           H.K.    9,111,000      3,118,996
           Kuoni Reisen Holding AG, B         Swtz.       11,974     18,185,335
                                                                 --------------
                                                                     21,304,331
-------------------------------------------------------------------------------
 Machinery & Engineering: 0.1%
           *Saurer AG                         Swtz.       20,000      6,473,298
           *Tampella AB OY                     Fin.    1,140,599      3,430,725
                                                                 --------------
                                                                      9,904,023
-------------------------------------------------------------------------------
 Merchandising: 1.5%
           Argyll Group PLC                    U.K.    6,603,978     36,069,393
           Cifra SA, B                         Mex.   15,000,000     19,123,506
           Koninklijke Bijenkorf Beheer NV
           (KBB)                              Neth.      150,000     10,072,926
           Kwik Save Group PLC                 U.K.    1,559,100     17,490,524
           Sears Canada Inc.                   Can.    2,000,000     11,729,659
           Tesco PLC                           U.K.    2,407,700     12,197,648
           Yaohan Hongkong Corp. Ltd.          H.K.   10,000,000        697,584
                                                                 --------------
                                                                    107,381,240
-------------------------------------------------------------------------------
 Metals & Mining: 5.2%
           Alcan Aluminum Ltd.                 Can.    2,209,410     72,193,531
           Alcan Australia Ltd.                Aus.    2,558,050      6,441,223
           *ARBED SA                           Lux.      237,473     32,130,273
           *Asturiana del Zinc SA               Sp.      875,000      9,278,823
           Bohler Uddeholm AG, 144a           Aust.       97,000      6,999,370
           Comalco Ltd.                        Aus.      359,800      1,833,603
           De Beers Consolidated Mines
           Ltd.                               S.AF.      578,800     14,841,026
           Elkem AS                            Nor.    1,524,000     18,518,772
           Goldfields Ltd.                     Aus.      204,398        510,069
           *Inmet Mining Corp.                 Can.      852,000      6,741,761
           Maanshan Iron & Steel Co. Ltd.,
           H                                   Chn.   66,776,000     11,127,896
           Outokumpu OY, A                     Fin.    3,002,134     55,958,018

TEMPLETON FOREIGN FUND
Investment Portfolio, August 31, 1995 (cont.)

--------------------------------------------------------------------------------

 INDUSTRY  ISSUE                             COUNTRY   SHARES        VALUE

-------------------------------------------------------------------------------
 COMMON STOCKS (CONT.)
-------------------------------------------------------------------------------
 Metals & Mining (cont.)
           *Outokumpu OY, wts.                 Fin.      822,300 $      215,480
           Pechiney SA                          Fr.      700,000     16,791,292
           Pechiney SA, invt. ctf.              Fr.      427,700     27,703,137
           Pohang Iron & Steel Co. Ltd.        Kor.      184,978     17,552,814
           Renison Goldfields Consolidated
           Ltd.                                Aus.    3,632,800     15,154,757
           SIG (Schweizerische Industrie
           Gesellschaft) Holdings AG          Swtz.        1,939      4,200,000
           Trelleborg AB, B                    Swe.    1,500,000     16,331,589
           *Union Miniere NPV                  Bel.      500,000     32,707,340
                                                                 --------------
                                                                    367,230,774
-------------------------------------------------------------------------------
 Multi-Industry: 4.6%
           Amer Group Ltd., A                  Fin.      800,500     13,644,005
           BTR Nylex Ltd.                      Aus.   19,500,000     51,739,689
           Cheung Kong Holdings Ltd.           H.K.    9,500,000     47,125,694
           CNT Group Ltd.                      H.K.   17,100,000      1,005,103
           Dairy Farm International
           Holdings Ltd.                       H.K.   50,087,000     46,580,910
           DESC Sociedad de Formento
           Industrial SA, B                    Mex.    3,305,000     13,483,347
           Fotex First Hungarian-American
           Photo-Service Co.                   Hun.    1,886,615      2,375,514
           Jardine Matheson Holdings Ltd.      H.K.    4,470,954     32,190,869
           Jardine Strategic Holdings Ltd.     H.K.    9,452,849     29,681,946
           Pacific Dunlop Ltd.                 Aus.   24,464,075     57,739,490
           Swire Pacific Ltd., A               H.K.    2,437,500     18,263,144
           Swire Pacific Ltd., B               H.K.    7,334,000      8,716,290
                                                                 --------------
                                                                    322,546,001
-------------------------------------------------------------------------------
 Real Estate: 1.1%
           Bail-Investissement                  Fr.      114,380     19,212,677
           Hang Lung Development Co. Ltd.      H.K.   23,441,000     36,337,941
           *Hang Lung Development Co.
           Ltd., wts.                          H.K.      856,700        132,805
           Hon Kwok Land Investment Co.
           Ltd.                                H.K.   19,000,000      5,215,734
           Ryoden Development Ltd.             H.K.   20,000,000      4,857,254
           Tai Cheung Holdings Ltd.            H.K.   14,199,613     12,290,067
           *Tasman Properties Ltd.             N.Z.   20,000,000        299,321
                                                                 --------------
                                                                     78,345,799
-------------------------------------------------------------------------------
 Recreation, Other Consumer Goods: 0.2%
           +Shenzhen China Bicycles Co.
           (Holdings) Ltd., B                  Chn.   17,824,500      6,217,046
           Yue Yuen Industrial (Holdings)
           Ltd.                                H.K.   24,964,000      6,385,315
                                                                 --------------
                                                                     12,602,361
-------------------------------------------------------------------------------
 Telecommunications: 4.3%
           Alcatel Cable SA                     Fr.       63,857      3,997,031
           Compania de Telecomunicaciones
           de Chile SA, ADR                   Chil.      168,200     12,278,600

TEMPLETON FOREIGN FUND
Investment Portfolio, August 31, 1995 (cont.)

--------------------------------------------------------------------------------

 INDUSTRY  ISSUE                             COUNTRY   SHARES        VALUE

-------------------------------------------------------------------------------
 COMMON STOCKS (CONT.)
-------------------------------------------------------------------------------
 Telecommunications (cont.)
           STET (Sta Finanziaria
           Telefonica Torino) SPA              Itl.    4,989,500 $   15,252,156
           STET (Sta Finanziaria
           Telefonica Torino) SPA, di Risp     Itl.    2,686,500      6,580,365
           Telecom Argentina Stet France
           SA, ADR                             Arg.      582,400     25,334,400
           Telecom Italia Mobile, di risp      Itl.    7,806,100      7,835,525
           Telecom Italia Spa, di Risp         Itl.    7,806,100     10,016,597
           Telefonica de Argentina SA, B,
           ADR                                 Arg.    1,600,000     39,600,000
           Telefonica de Espana SA              Sp.    5,161,700     69,964,041
           Telefonos de Mexico SA, L           Mex.   13,623,481     22,231,784
           Telefonos de Mexico SA, L, ADR      Mex.    2,700,200     88,431,550
                                                                 --------------
                                                                    301,522,049
-------------------------------------------------------------------------------
 Textiles & Apparel: 0.6%
           Daehan Synthetic Fiber Co. Ltd.     Kor.       18,140      2,322,633
           Fountain Set Holdings Ltd.          H.K.    5,657,000        979,251
           PT Indorama Synthetics, fgn.       Indo.    6,000,000     19,986,764
           Tae Kwang Industrial Co. Ltd.       Kor.        3,010      1,938,670
           Winsor Industrial Corp. Ltd.        H.K.   11,935,000     13,105,219
                                                                 --------------
                                                                     38,332,537
-------------------------------------------------------------------------------
 Transportation: 4.8%
           Anangel-American Shipholdings
           Ltd., ADR                            Gr.       21,300        322,163
           *Bremer Vulkan Verbund AG           Ger.      600,000     33,188,011
           British Airways PLC                 U.K.    4,252,000     28,105,636
           Cathay Pacific Airways Ltd.         H.K.   40,060,000     60,289,239
           Great Eastern Shipping Co.
           Ltd., GDR                           Ind.       77,700        630,147
           IMC Holdings Ltd.                   H.K.   11,982,000      8,544,198
           Koninklijke Nedlloyd NV            Neth.      900,000     31,285,324
           Malaysian International
           Shipping Corp. Bhd., fgn.           Mal.    5,569,000     15,980,851
           Mayne Nickless Ltd., A              Aus.    4,000,000     19,182,057
           Peninsular & Oriental Steam
           Navigation Co.                      U.K.    1,680,000     14,467,478
           *Qantas Airways Ltd., ADR, 144a     Aus.      481,700      7,887,838
           +Shanghai Hai Xing Shipping
           Co., H                              Chn.   73,850,000      8,109,094
           Shun Tak Holdings                   H.K.   45,666,000     38,345,046
           Singapore Airlines Ltd., fgn.      Sing.    2,095,000     17,691,766
           Stena Line AB, B free               Swe.    2,000,000      9,997,535
           Swissair Schweizerische
           Luftverkehr AG                     Swtz.       48,940     30,868,003
           Transport Development Group PLC     U.K.    1,000,000      3,398,088
           Transportacion Maritima
           Mexicana SA de CV, L, ADR           Mex.      608,800      5,250,900
                                                                 --------------
                                                                    333,543,374
-------------------------------------------------------------------------------

TEMPLETON FOREIGN FUND
Investment Portfolio, August 31, 1995 (cont.)

--------------------------------------------------------------------------------

 INDUSTRY  ISSUE                             COUNTRY   SHARES        VALUE

-------------------------------------------------------------------------------
 COMMON STOCKS (CONT.)
-------------------------------------------------------------------------------
 Utilities--Electrical & Gas: 4.1%
           British Gas PLC                     U.K.    6,500,000 $   27,937,252
           Cia Energetica de Minas Gerais,
           ADR                                Braz.        7,000        157,726
           Compania Sevillana de
           Electricidad                         Sp.    6,397,428     40,551,389
           Electrabel SA                       Bel.      150,000     31,846,184
           Electricidad de Caracas            Venz.   12,254,270      9,444,080
           Endesa-Empresa Nacional de
           Electricidad SA                      Sp.       17,000        882,395
           Evn Energie-Versorgung
           Niederoesterreich AG                Aus.      150,000     19,599,012
           Iberdrola SA                         Sp.   10,267,215     78,833,743
           Shandong Huaneng Power              Chn.    3,000,000     25,125,000
           Thames Water Group PLC              U.K.    1,700,000     14,270,420
           VEBA AG                             Ger.    1,000,000     38,215,259
                                                                 --------------
                                                                    286,862,460
-------------------------------------------------------------------------------
 Wholesale & International Trade: 0.1%
           Sime Darby Hongkong Ltd.            H.K.    3,860,000      4,687,250
                                                                 --------------
 TOTAL COMMON STOCKS (cost $4,427,311,303)                        4,927,653,224
-------------------------------------------------------------------------------
 PREFERRED STOCKS: 2.3%
-------------------------------------------------------------------------------
           Ballast Nedam NV, ctf., conv.,
           pfd.                               Neth.      140,000      6,295,959
           Bayerische Motorenwerke AG
           (BMW), pfd.                         Ger.       10,000      3,923,706
           Cemig-Cia Energetica de Minas
           Gerais, pfd.                       Braz.  393,000,000      8,855,172
           +Krones AG Herman Kronseder
           Maschinen Fabrik, pfd.              Ger.       30,000     13,038,147
           Petrobras-Petroleo Brasileiro
           SA, pfd.                           Braz.   67,858,000      6,444,634
           Telebras-Telecomunicacoes
           Brasileiras SA, pfd.               Braz.  572,200,000     24,731,571
           Telebras-Telecomunicacoes
           Brasileiras SA, pfd., ADR          Braz.    1,950,000     84,825,000
           Telesp-Telecomunicacoes de Sao
           Paulo SA, pfd.                     Braz.   71,477,000     11,744,075
                                                                 --------------
 TOTAL PREFERRED STOCKS (cost $135,166,912)                         159,858,264
-------------------------------------------------------------------------------

TEMPLETON FOREIGN FUND
Investment Portfolio, August 31, 1995 (cont.)

--------------------------------------------------------------------------------

                                                  PRINCIPAL IN
 INDUSTRY  ISSUE                        COUNTRY LOCAL CURRENCY**     VALUE

-------------------------------------------------------------------------------
 BONDS: 8.9%
-------------------------------------------------------------------------------
           ARBED SA, 2.50%, conv.,
            7/15/03                      Ger.        4,500,000   $    2,666,894
           British Airways, DEB,
            9.75%, 6/15/05               U.K.        1,450,000        4,261,722
           C.S. Holding Finance BV,
            4.875%, conv., 11/19/02      U.S.        2,720,000        3,420,400
           Government of Australia:
           7.00%, 8/15/98                Aus.       60,600,000       44,419,320
           6.25%, 3/15/99                Aus.       61,700,000       43,747,587
           7.00%, 4/15/00                Aus.       61,700,000       43,947,934
           Jardine Strategic Holdings
           Ltd., 7.50%, conv.            U.S.        9,050,000        9,728,750
           Softe SA, 4.25%, conv.,
            7/30/98, 144a                Itl.    2,280,000,000        1,582,091
           U.S. Treasury Notes:
           6.00%, 6/30/96                U.S.       45,500,000       45,606,470
           7.25%, 8/31/96                U.S.       44,500,000       45,125,670
           7.25%, 11/15/96               U.S.       45,000,000       45,766,350
           6.375%, 6/30/97               U.S.       25,800,000       26,058,000
           6.375%, 7/15/99               U.S.      102,500,000      103,749,475
           6.00%, 10/15/99               U.S.      103,000,000      102,854,770
           6.375%, 1/15/00               U.S.      103,000,000      104,303,980
                                                                 --------------
 TOTAL BONDS (cost $619,434,847)                                    627,239,413
-------------------------------------------------------------------------------
 SHORT TERM OBLIGATIONS: 17.8% (cost
  $1,248,748,598)
-------------------------------------------------------------------------------
           U.S. Treasury Bills, 5.25%
            to 5.41% with
            maturities to 11/02/95       U.S.    1,254,464,000    1,248,956,767
-------------------------------------------------------------------------------
 TOTAL INVESTMENTS: 99.4% (cost
  $6,430,661,660)                                                 6,963,707,668
 OTHER ASSETS, LESS LIABILITIES: 0.6%                                40,958,073
                                                                 --------------
 TOTAL NET ASSETS: 100.0%                                        $7,004,665,741
                                                                 ==============

 *NON-INCOME PRODUCING.
**CURRENCY OF COUNTRIES INDICATED.
 +SEE NOTE 5.

                       SEE NOTES TO FINANCIAL STATEMENTS.

TEMPLETON FOREIGN FUND
Financial Statements

--------------------------------------------------------------------------------

STATEMENT OF ASSETS AND LIABILITIES
August 31, 1995

Assets:
 Investments in securities, at value
  (identified cost $6,430,661,660)                  $6,963,707,668
 Cash                                                      258,654
 Receivables:
  Investment securities sold                            66,715,254
  Capital shares sold                                   39,959,170
  Dividends and interest                                24,876,775
                                                    --------------
   Total assets                                      7,095,517,521
                                                    --------------
Liabilities:
 Payables:
  Investment securities purchased                       73,407,334
  Capital shares redeemed                                8,887,190
 Accrued expenses and other                              8,557,256
                                                    --------------
   Total liabilities                                    90,851,780
                                                    --------------
Net assets, at value                                $7,004,665,741
                                                    ==============
Net assets consist of:
 Undistributed net investment income                $  139,048,660
 Net unrealized appreciation                           533,046,008
 Accumulated net realized gain                         186,948,350
 Net capital paid in on shares of capital stock      6,145,622,723
                                                    --------------
Net assets, at value                                $7,004,665,741
                                                    ==============
Class I:
 Net asset value per share
  ($6,941,238,158 / 721,254,797 shares outstanding) $         9.62
                                                    ==============
 Maximum offering price ($9.62 / 94.25%)            $        10.21
                                                    ==============
Class II:
 Net asset value per share
  ($63,427,583 / 6,612,262
  shares outstanding)                               $         9.59
                                                    ==============
 Maximum offering price ($9.59 / 99.00%)            $         9.69
                                                    ==============

                  SEE NOTES TO FINANCIAL STATEMENTS.

STATEMENT OF OPERATIONS
for the year ended August 31, 1995

Investment income:
 (net of $17,672,389
 foreign taxes withheld)
 Dividends                                  $ 132,137,764
 Interest                                      98,438,826
                                            -------------
  Total income                                             $230,576,590
Expenses:
 Management fees (Note 3)                      36,110,792
 Administrative fees
  (Note 3)                                      4,672,920
 Distribution fees (Note 3)
  Class I                                      14,581,987
  Class II                                         90,617
 Transfer agent fees (Note 3)                   5,675,000
 Custodian fees                                 2,953,484
 Reports to shareholders                        1,748,324
 Audit fees                                        52,000
 Legal fees (Note 3)                               16,400
 Registration and filing fees                     763,000
 Directors' fees and expenses                      73,500
 Other                                            146,923
                                            -------------
  Total expenses                                             66,884,947
                                                           ------------
   Net investment income                                    163,691,643
Realized and unrealized gain (loss):
 Net realized gain (loss) on:
  Investments                                 228,410,217
  Foreign currency transactions                (9,184,434)
                                            -------------
                                              219,225,783
 Net unrealized depreciation on investments  (131,760,311)
                                            -------------
  Net realized and unrealized gain                           87,465,472
                                                           ------------
Net increase in net assets resulting from
 operations                                                $251,157,115
                                                           ============

TEMPLETON FOREIGN FUND
Financial Statements (cont.)

--------------------------------------------------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS
for the years ended August 31, 1995 and 1994

                                                   1995            1994
                                              --------------  --------------
Increase (decrease) in net assets:
 Operations:
  Net investment income                       $  163,691,643  $   69,788,022
  Net realized gain on investment and for-
   eign currency transactions                    219,225,783     253,139,732
  Net unrealized appreciation (depreciation)    (131,760,311)    277,918,869
                                              --------------  --------------
   Net increase in net assets resulting from
    operations                                   251,157,115     600,846,623
 Distributions to shareholders:
  From net investment income
     Class I                                     (84,334,594)    (42,656,339)
  From net realized gain
     Class I                                    (275,006,347)    (45,810,480)
 Capital share transactions (Note 2)
    Class I                                    2,035,091,105   1,834,286,777
    Class II                                      63,320,854              --
                                              --------------  --------------
     Net increase in net assets                1,990,228,133   2,346,666,581
Net assets:
 Beginning of year                             5,014,437,608   2,667,771,027
                                              --------------  --------------
 End of year                                  $7,004,665,741  $5,014,437,608
                                              ==============  ==============


                       SEE NOTES TO FINANCIAL STATEMENTS.

TEMPLETON FOREIGN FUND
Notes to Financial Statements

--------------------------------------------------------------------------------

1. SUMMARY OF ACCOUNTING POLICIES

Templeton Foreign Fund (the Fund) is a series of Templeton Funds, Inc. (the Company) which is an open-end, diversified management investment company regis-tered under the Investment Company Act of 1940. The following summarizes the Fund's significant accounting policies.

a. Securities Valuations:

Securities listed or traded on a recognized national or foreign stock exchange or NASDAQ are valued at the last reported sales prices on the principal ex-change on which the securities are traded. Over-the-counter securities and listed securities for which no sale is reported are valued at the mean between the last current bid and asked prices. Securities for which market quotations are not readily available are valued at fair value as determined by management and approved in good faith by the Board of Directors.

b. Foreign Currency Transactions:

Portfolio securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollars based on the rate of exchange of such currencies against U.S. dollars on the date of valuation. Purchases and sales of portfolio securities and income items denominated in foreign curren-cies are translated into U.S. dollar amounts on the respective dates of such transactions. When the Fund purchases or sells foreign securities it customar-ily enters into a foreign exchange contract to minimize foreign exchange risk between the trade date and the settlement date of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of for-eign currencies, currency gains or losses realized between the trade and set-tlement dates on securities transactions, the differences between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books, and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities resulting from changes in the exchange rates.

c. Income Taxes:

It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all its taxable income to its shareholders. Therefore, no provision has been made for income taxes.

d. Security Transactions, Investment Income, Distributions and Expenses:

Security transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Certain dividend income on foreign securi-ties is recorded as soon as information is available to the Fund. Interest in-come and estimated expenses are accrued daily. Distributions to shareholders, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

TEMPLETON FOREIGN FUND
Notes to Financial Statements (cont.)

--------------------------------------------------------------------------------

2. TRANSACTIONS IN SHARES OF CAPITAL STOCK

Effective May 1, 1995, the Fund offered two classes of shares: Class I shares and Class II shares. Shares of each class are identical except for their ini-tial sales load, a contingent deferred sales charge on Class II shares, distri-bution fees, and voting rights on matters affecting a single class. All Fund shares outstanding before May 1, 1995 were designated as Class I shares. At Au-gust 31, 1995, there were 2.7 billion shares of capital stock authorized ($1.00 par value) of which 1.5 billion shares have been classified as Fund shares. Ef-fective February 25, 1994 the shares of the Fund were split on a three shares for one share basis. All previously reported per share data for the Fund have been restated to give effect to the split. Transactions in the Fund's shares were as follows:

                                                      CLASS I
                               ---------------------------------------------------------
                                       YEAR ENDED                    YEAR ENDED
                                     AUGUST 31, 1995              AUGUST 31, 1994
                               ----------------------------  ---------------------------
                                  SHARES         AMOUNT        SHARES         AMOUNT
                               ------------  --------------  -----------  --------------
     Shares sold                294,214,786  $2,724,124,163  181,116,016  $2,483,185,483
     Shares issued on
      reinvestment
      of distributions           32,535,343     299,952,040    2,689,001      71,781,448
     Shares issued on 3-for-1
      split                              --              --  266,109,385              --
     Shares redeemed           (106,358,799)   (988,985,098) (50,785,053)   (720,680,154)
                               ------------  --------------  -----------  --------------
     Net increase               220,391,330  $2,035,091,105  399,129,349  $1,834,286,777
                               ============  ==============  ===========  ==============
                                        CLASS II
                               ----------------------------
                                     FOR THE PERIOD
                                       MAY 1, 1995
                                         THROUGH
                                     AUGUST 31, 1995
                               ----------------------------
                                  SHARES         AMOUNT
                               ------------  --------------
     Shares sold                  6,634,457  $   63,535,244
     Shares redeemed                (22,195)       (214,390)
                               ------------  --------------
     Net increase                 6,612,262  $   63,320,854
                               ============  ==============

TEMPLETON FOREIGN FUND
Notes to Financial Statements (cont.)

--------------------------------------------------------------------------------

3. INVESTMENT MANAGEMENT FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Certain officers of the Fund are also directors or officers of Templeton, Galbraith & Hansberger Ltd. (TGH), Templeton Global Investors, Inc. (TGII), Franklin Templeton Distributors, Inc. (FTD), and Franklin Templeton Investor Services, Inc. (FTIS), the Fund's investment manager, administrative manager, principal underwriter, and transfer agent, respectively. The Fund pays monthly an investment management fee to TGH equal, on an annual basis, to 0.75% of the average daily net assets of the Fund up to $200 million, reduced to 0.675% of such average daily net assets in excess of $200 million, and further reduced to 0.60% of such net assets in excess of $1.3 billion. The Fund pays TGII monthly its allocated share of an administrative fee of 0.15% per annum on the first $200 million of the Company's aggregate average daily net assets, 0.135% of the next $500 million, 0.10% of the next $500 million, and 0.075% per annum of such average net assets in excess of $1.2 billion. For the year ended August 31, 1995, FTD received net commissions of $6,510,032 from the sale of the Fund's shares and FTIS received fees of $5,675,000.

Under the distribution plans for Class I and Class II shares, the Fund reim-burses FTD quarterly for FTD's costs and expenses in connection with any activ-ity that is primarily intended to result in a sale of Fund shares, subject to a maximum of 0.25% and 1.00% per annum of the average daily net assets of Class I and Class II shares, respectively. Under the Class I distribution plan, costs and expenses exceeding the maximum may be reimbursed in subsequent periods. At August 31, 1995, unreimbursed expenses amounted to $1,260,716. Class II shares redeemed within 18 months are subject to a contingent deferred sales charge. Contingent deferred sales charges of $27,331 were paid to FTD for the year ended August 31, 1995.

An officer of the Company is a partner of Dechert Price & Rhoads, legal counsel for the Fund, which firm received fees of $16,400 for the year ended August 31, 1995.

4. PURCHASES AND SALES OF SECURITIES

Purchases and sales of securities (excluding short-term securities) for the year ended August 31, 1995 aggregated $3,037,829,609 and $983,398,285, respec-
tively. The cost of securities for federal income tax purposes is the same as that shown in the investment portfolio. Realized gains and losses are reported on an identified cost basis.

At August 31, 1995, the aggregate gross unrealized appreciation and deprecia-tion of portfolio securities, based on cost for federal income tax purposes, was as follows:

     Unrealized appreciation      $ 776,467,301
     Unrealized depreciation       (243,421,293)
                                  -------------
     Net unrealized appreciation  $ 533,046,008
                                  =============

5. HOLDING OF 5% VOTING SECURITIES OF PORTFOLIO COMPANIES

The Investment Act of 1940 defines "affiliated companies" as investments in portfolio companies in which the Fund owns 5% or more of the outstanding voting securities. Investments in "affiliated companies" at August 31, 1995 amounted to $27,364,287. For the year ended August 31, 1995, dividend income from affil-iated companies was $423,388.

TEMPLETON FOREIGN FUND
Independent Auditor's Report

--------------------------------------------------------------------------------

The Board of Directors and Shareholders
Templeton Foreign Fund

We have audited the accompanying statement of assets and liabilities, including the investment portfolio, of Templeton Foreign Fund series of Templeton Funds, Inc. as of August 31, 1995, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for the periods indicated in the accompanying financial statements. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and fi-nancial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing stan-dards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial high-lights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of Au-gust 31, 1995, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement pre-sentation. We believe that our audits provide a reasonable basis for our opin-ion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Tem-pleton Foreign Fund series of Templeton Funds, Inc. as of August 31, 1995, the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with generally accepted ac-counting principles.

                                              /s/ McGladrey & Pullen, LLP


New York, New York
September 29, 1995

                                     Notes
                                     -----

                                     Notes
                                     -----

                                     Notes
                                     -----

--------------------------

 TEMPLETON FOREIGN FUND

 Auditors
 McGladrey & Pullen, LLP
 555 Fifth Avenue
 New York, New York 10017-2416

 PRINCIPAL UNDERWRITER:

 Franklin Templeton
 Distributors, Inc.
 700 Central Avenue
 St. Petersburg,
 Florida 33701-3628

 Account Services
 1-800-354-9191

 Sales Information
 1-800-292-9293

 This report must be preceded or accompanied by a current prospectus of the Templeton Foreign Fund, which contains more complete information including charges and expenses. Like any investment in securities, the value of the Fund's portfolio will be subject to the risk of loss from market, currency, economic, political, and other factors, as well as investment decisions by the investment manager which will not always be profitable or wise. The Fund and its investors are not protected from such losses by the investment manager. Therefore, investors who cannot accept this risk should not invest in shares of the Fund.

 To ensure the highest quality of service, telephone calls to or from our service departments may be monitored, recorded, and accessed. These calls can be determined by the presence of a regular beeping tone.

--------------------------


[RECYCLING LOGO APPEARS HERE]                                    TL104 A95 10/95

TEMPLETON
FOREIGN
FUND

Annual Report
August 31, 1995




[LOGO OF FRANKLIN TEMPLETON APPEARS HERE]



                                         FORM N-14

PART C.  OTHER INFORMATION

         Item 15.          INDEMNIFICATION

                  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         Item 16. EXHIBITS (Incorporated by reference to the filings as noted)

                  (1)      Copies of the charter as now in effect:

                           (i)    Amended and Restated Articles of
                                  Incorporation dated January 26, 1989.
                                  Filing:  Post-Effective Amendment No. 27 to
                                  Registration Statement of Registrant on Form
                                  N-1A
                                  File No. 2-60067
                                  Filing Dated: December 29, 1995

                           (ii)   Articles Supplementary dated October 24, 1990
                                  Filing:  Post-Effective Amendment No. 27 to
                                  Registration Statement of Registrant on Form
                                  N-1A
                                  File No. 2-60067
                                  Filing Dated:  December 29, 1995

                      (iii)       Articles Supplementary dated October 16, 1993
                                  Filing:  Post-Effective Amendment No. 27 to
                                  Registration Statement of Registrant on Form
                                  N-1A
                                  File No. 2-60067
                                  Filing Dated:  December 29, 1995

                       (iv)       Articles Supplementary dated February 22,
                                  1994
                                  Filing:  Post-Effective Amendment No. 27 to
                                  Registration Statement of Registrant on Form
                                  N-1A
                                  File No. 2-60067
                                  Filing Dated: December 29, 1995

                        (v)       Articles Supplementary dated January 6, 1995
                                  Filing:  Post-Effective Amendment No. 26 to
                                  Registration Statement of Registrant on Form
                                  N-1A
                                  File No. 2-60067
                                  Filing Dated: April 28, 1995

                       (vi)       Articles Supplementary dated April 13, 1995
                                  Filing:  Post-Effective Amendment No. 26 to
                                  Registration Statement of Registrant on Form
                                  N-1A
                                  File No. 2-60067
                                  Filing Dated: April 28, 1995

                      (vii)       Articles Supplementary dated April 17, 1995
                                  Filing:  Post-Effective Amendment No. 26 to
                                  Registration Statement of Registrant on Form
                                  N-1A
                                  File No. 2-60067
                                  Filing Dated: April 28, 1995

                     (viii)       Articles Supplementary dated October 26, 1995
                                  Filing:  Post-Effective Amendment No. 27 to
                                  Registration Statement of Registrant on Form
                                  N-1A
                                  File No. 2-60067
                                  Filing Dated: December 29, 1995

                  (2) Copies of the existing By-Laws or instruments corresponding thereto;

                           (i)    Amended and Restated By-laws dated March 1,
                                  1991
                                  Filing:  Post-Effective Amendment No. 27 to
                                  Registration Statement of Registrant on Form
                                  N-1A
                                  File No. 2-60067
                                  Filing Dated: December 29, 1995

                  (3) Copies of any voting trust agreement with respect to more than five percent of any class of equity securities of the Registrant;

                           Not Applicable

                  (4)      Copies of the  Agreement  and Plan of  Reorganization
                           are  included  in  this  Registration   Statement  as
                           Exhibit A to the Prospectus/Proxy Statement.

                  (5) Specimens or copies of each security issued by the Registrant, including copies of all constituent instruments, defining the rights of the holders of such securities, and copies of each security being registered;

                           (i)      Specimen Security Certificate
                                    Filing:  Post-Effective Amendment No. 9 to
                                    Registration Statement of Registrant on Form
                                    N-1A
                                    File No. 2-60067
                                    Filing Date: December 20, 1982

                  (6) Copies of all investment advisory contracts relating to the management of the assets of the Registrant;

                           (i) Amended and Restated Management Agreement between Registrant and Templeton, Galbraith & Hansberger Ltd. dated December 6, 1994
                                  Filing:  Post-Effective Amendment No. 26 to
                                  Registration Statement of Registrant on Form
                                  N-1A
                                  File No. 2-60067
                                 Filing Date: April 28, 1995

                  (7) Copies of each underwriting or distribution contract between the Registrant and a principal underwriter, and specimens or copies of all agreements between principal underwriters and dealers;

                           (i) Distribution Agreement between Registrant and Franklin/Templeton Distributors, Inc. dated May 1, 1995
                                  Filing:  Post-Effective Amendment No. 27 to
                                  Registration Statement of Registrant on Form
                                  N-1A
                                  File No. 2-60067
                                  Filing Date: December 29, 1995

                      (ii) Form of Dealer Agreement between Registrant and Franklin/Templeton Distributors, Inc.

                                    Filing:  Post-Effective Amendment No. 27 to
                                    Registration Statement of Registrant on Form
                                    N-1A
                                    File No. 2-60067
                                    Filing Date: December 29, 1995

                  (8) Copies of all bonus, profit sharing, pension or other similar contracts or arrangements wholly or partly for the benefit of directors or officers of the Registrant in their capacity as such; any such plan that is not set forth in a formal document, furnish a reasonably detailed description thereof;

                           Not Applicable

                  (9) Copies of all custodian agreements and depository contracts under Section 17(f) of the 1940 Act, with respect to securities and similar investments of the Registrant, including the schedule of remuneration;

                           (i) Custody Agreement between Registrant and The Chase Manhattan Bank, N.A. dated June 1, 1984 as amended and restated February 11, 1986.
                                  Filing:  Post-Effective Amendment No. 27 to
                                  Registration Statement of Registrant on Form
                                  N-1A
                                  File No. 2-60067
                                  Filing Date:  December 29, 1995

                  (10) Copies of any plan entered into by Registrant pursuant to Rule 12b-1 under the 1940 Act and any agreements with any person relating to implementation of the plan:

                           Distribution Plan--Templeton Foreign Fund Class I Shares
                   Filing: Post-Effective Amendment No. 26 to
                           Registration Statement of Registrant on Form N-1A File No.: 2-60067
                           Filing Date:  April 28, 1995

                  (11) An opinion and consent of counsel as to the legality of the securities being registered.

                           Previously filed on October 30, 1995 in connection with Registrant's Rule 24f-2 Notice for the fiscal year ended August 31, 1995 and incorporated by reference herein.

                  (12) An opinion, and consent to its use, of counsel, supporting the tax matters and consequences to shareholders discussed in the prospectus is included as Exhibit (12) to the Registration
                                   Statement.

                           To be filed by post-effective amendment (see Item 17(3)).

                  (13) Copies of all material contracts of the Registrant not made in the ordinary course of business which are to be performed in whole or in part on or after the date of filing the registration statement:

                           Inapplicable

                  (14) Copies of any other opinions, appraisals or rulings, and consents to their use relied on in preparing the registration statement and required by Section 7 of the 1933 Act are included as Exhibit (14) to the Registration Statement:

                           (a) Consent of McGladrey & Pullen, independent auditors of the Registrant;

                           (b) Consent of Coopers & Lybrand, L.L.P., independent auditors of Franklin Templeton
                              International Trust.

                  (15)     All financial statements omitted pursuant to Item
                           14(a)(1):

                           Inapplicable

                  (16)     Manually  signed  copies  of any  power  of  attorney
                           pursuant to which the name of any person has been signed to the Registration Statement, filed as Exhibit (16) to the Registration Statement.

                  (17) Any additional exhibits which the Registrant may wish to file:

                           (i) Amended declaration pursuant to Rule 24f-2 File No. 2-60067

         Item 17.  UNDERTAKINGS

                  (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed
                  underwriters, in addition to the information
                called for by the other items of the applicable
                                     form.

                  (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering for them.

                  (3) The undersigned Registrant agrees that it will file with the Commission a Post-Effective Amendment to this Registration Statement including the Opinion of Stradley, Ronon, Stevens & Young, LLP, relating to federal tax matters, within a reasonable time after the tax opinion that will be delivered in connection with the Proposed Transaction has been received by the undersigned Registrant.

                                   SIGNATURES

         As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of St. Petersburg, and the State of Florida, on the 12th day of January, 1996.


                                         Templeton Funds, Inc.



                                         By:
                                            Mark G. Holowesko*
                                                President

* By  /s/Thomas M. Mistele
    Thomas M. Mistele
   (Attorney-in-Fact)


         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.




SIGNATURE:                               TITLE                           DATE


                                        President                January 12, 1996
Mark G. Holowesko*                      (Chief Executive
                                          Officer)



                                        Director                 January 12, 1996
Charles B. Johnson*


                                        Director                 January 12, 1996
Hasso-G von Diergardt-Naglo*


                                        Director                 January 12, 1996
Betty P. Krahmer*


                                        Director                 January 12, 1996
F. Bruce Clarke*


                                        Director                 January 12, 1996
Fred R. Millsaps*


                                        Director                 January 12, 1996
John Wm. Galbraith*







                                       Director                  January 12, 1996
Rupert H. Johnson, Jr.*


                                       Director                  January 12, 1996
Harris J. Ashton*


                                      Director                   January 12, 1996
S. Joseph Fortunato*


                                      Director                   January 12, 1996
Andrew H. Hines, Jr.*


                                      Director                   January 12, 1996
Gordon S. Macklin*


                                      Director                   January 12, 1996
Nicholas F. Brady*



                                      Treasurer                  January 12, 1996
James R. Baio*                        (Chief Financial
                                      and Accounting Officer)


*By /S/THOMAS M. MISTELE
         Thomas M. Mistele
         (Attorney-in-Fact Pursuant to Powers of Attorney filed with
         Post-effective Amendment No. 21 to Registration Statement on
         August 19, 1992, Post-Effective Amendment No. 23 to the
         Registration Statement on November 2, 1993, Post-Effective
         Amendment No. 24 to the Registration Statement on December 23,
         1993, Post-Effective Amendment No. 25 to the Registration
         Statement on December 30, 1994 and Post-Effective Amendment No.
         27 to the Registration Statement on December 29, 1995)




                                 EXHIBIT INDEX



EXHIBIT NO.                                                   DOCUMENT

(14)(a)                                      Consent of McGladrey & Pullen

(14)(b)                                      Consent of Coopers & Lybrand,
                                              L.L.P.

(17)                                         Copy of Registrant's
                                             Declaration
                                             pursuant  to  Rule
                                             24f-2   under  the
                                             Investment Company
                                             Act of 1940, as amended.









